As filed with the Securities and Exchange Commission on June 14, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BabyUniverse, Inc.
(Exact name of registrant as specified in its charter)

Florida	5641	65-0797093
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)

150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
(561) 277-6400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John C. Textor
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
(561) 277-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Brian A. Sullivan, Esq. D. Thomas Triggs, Esq. Sullivan & Triggs, LLP 1230 Montana Avenue, Suite 201 Santa Monica, California 90403 (310) 451-8300	Michael J. Wagner eToys Direct, Inc. 1099 18th Street Denver, Colorado 80202 (303) 228-9000	Steven J. Gartner, Esq. William H. Gump, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public:  With respect to the shares of common stock of BabyUniverse, Inc. to be issued in the merger as described herein, as soon as practicable after the effectiveness of this Registration Statement and the consummation of the merger. With respect to shares of common stock of BabyUniverse, Inc. to be offered for resale by the affiliates of eToys Direct, Inc. named as selling shareholders herein, from time to time following the effectiveness of this Registration Statement and the consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered	Price per Share	Price	Registration Fee
Common Stock, par value $0.001 per share	15,954,420(1)	N/A	$147,427(2)	$4.53
Common Stock, par value $0.001 per share	10,271,940(3)	N/A	N/A	N/A(4)

(1)	Relates to common stock, $0.001 par value per share, of BabyUniverse, Inc. a Florida corporation (“BabyUniverse”), issuable to holders of common stock, $0.01 par value per share, of eToys Direct, Inc., a Delaware corporation (“eToys Direct”), in the proposed merger of Baby Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BabyUniverse, with and into eToys Direct as described in this registration statement. The amount of BabyUniverse common stock to be registered is based on the estimated number of shares of BabyUniverse common stock that are expected to be issued pursuant to the merger, assuming that the number of BabyUniverse’s total fully diluted shares immediately prior to the closing of the proposed merger is 7,977,210.

(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(2), based on one-third of the par value of the securities of eToys Direct to be cancelled in the merger, due to the fact that eToys Direct has an accumulated capital deficit, calculated as the product of (a) one-third times (b) 44,228,039, the total number of shares of eToys Direct common stock issued and outstanding as of June 14, 2007, which includes 23,406,657 shares of eToys Direct common stock expected to be issued upon conversion of eToys Direct’s outstanding indebtedness for borrowed money as of June 13, 2007 as contemplated by the merger agreement, times (c) $0.01, the par value per share of the eToys Direct common stock.

(3)	Represents the proposed maximum number of shares of BabyUniverse common stock being registered for resale by certain affiliates of eToys Direct named as selling shareholders herein, all of which are issuable in exchange for their eToys Direct securities in connection with the merger.

(4)	No filing fee is required with respect to the resale of these shares pursuant to Rule 457(f)(5) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. BabyUniverse may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2007

SPECIAL MEETING OF SHAREHOLDERS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of BabyUniverse, Inc., or BabyUniverse, and eToys Direct, Inc., or eToys Direct, have approved a merger combining BabyUniverse and eToys Direct. Subject to BabyUniverse shareholder approval of the merger, and upon the terms and subject to the conditions set forth in the merger agreement, BabyUniverse has agreed to issue, and eToys Direct stockholders will receive, shares of BabyUniverse common stock such that eToys Direct stockholders immediately prior to the merger will own 66 2/3% of the combined company on a fully-diluted basis, and BabyUniverse shareholders and optionholders immediately prior to the merger will own 33 1/3% of the combined company on a fully-diluted basis, in each case without taking into account the dilutive effect of outstanding options to purchase eToys Direct common stock, which will be converted at the effective time of the merger into options to purchase shares of BabyUniverse common stock, which we refer to as the eToys Direct rollover options.

The merger agreement provides that Baby Acquisition Sub, Inc., or Merger Sub, which is a wholly-owned direct subsidiary of BabyUniverse, will merge with and into eToys Direct, with eToys Direct thereupon becoming a wholly-owned direct subsidiary of BabyUniverse and the surviving corporation in the merger.

Shareholders of BabyUniverse will be asked, at BabyUniverse’s special meeting of shareholders, to approve and adopt the merger agreement and the transactions contemplated thereby (including the merger), the issuance of shares of BabyUniverse common stock to the stockholders of eToys Direct in the merger, the resulting change of control of BabyUniverse, and the issuance of securities in a private placement completed by BabyUniverse on June 13, 2007.

The date, time and place of the BabyUniverse special meeting are as follows:

[          ], 2007
[9:00 a.m.], local time
[          ]
[          ]
[          ]

This proxy statement/prospectus provides you with information about BabyUniverse, eToys Direct and the proposed merger. You may obtain other information about BabyUniverse from documents filed with the Securities and Exchange Commission. We encourage you to carefully read the entire proxy statement/prospectus.

John C. Textor Chairman and Chief Executive Officer BabyUniverse, Inc.	Michael J. Wagner Chief Executive Officer eToys Direct, Inc.

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETING, SEE “RISK FACTORS” BEGINNING ON PAGE 20.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE TRANSACTION DESCRIBED HEREIN OR THE BABYUNIVERSE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BabyUniverse common stock is listed on The Nasdaq Capital Market under the symbol “POSH”. On [          ], 2007, the last trading date prior to the printing of this proxy statement/prospectus, the last reported sale price per share of BabyUniverse common stock on The Nasdaq Capital Market was $[     ]. This proxy statement/prospectus is dated [          ], 2007, and is first being mailed to shareholders of BabyUniverse and eToys Direct on or about [          ], 2007.

BABYUNIVERSE, INC.
150 South U.S. Highway One, Suite 500
Jupiter, Florida, 33477
(561) 277-6400

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [          ], 2007

To the Shareholders of BabyUniverse, Inc.:

On behalf of the board of directors of BabyUniverse, Inc., a Florida corporation, we are pleased to deliver this proxy statement/prospectus for the proposed merger combining BabyUniverse and eToys Direct, Inc., a Delaware corporation. A special meeting of shareholders of BabyUniverse will be held on          , 2007 at [9:00 a.m.], local time, at          ,          ,          , Florida, for the following purposes:

1. To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Baby Acquisition Sub, Inc., a wholly-owned subsidiary of BabyUniverse, and eToys Direct (the “Merger Agreement”) (including the merger), the issuance of BabyUniverse common stock pursuant to the terms of and subject to the conditions of the Merger Agreement, and the resulting change of control of BabyUniverse, as described in the attached proxy statement/prospectus.

2. To consider and vote upon the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with a private placement completed by BabyUniverse on June 13, 2007.

3. To approve the adjournment of the special meeting for, among other things, the solicitation of additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the merger, and the issuance of securities in the private placement.

4. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of BabyUniverse has fixed the close of business on [          ], 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of BabyUniverse common stock or shares of BabyUniverse preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, BabyUniverse had           shares of common stock and           shares of preferred stock outstanding and entitled to vote.

Your vote is important. Under Florida law, the affirmative vote of holders of a majority of the outstanding shares of BabyUniverse common stock and BabyUniverse preferred stock, voting as a single class, entitled to vote at the special meeting is necessary to approve and adopt the merger contemplated by the Merger Agreement. In addition, the Merger Agreement conditions the consummation of the merger upon, among other things, such affirmative vote being obtained. The affirmative vote of holders of a majority of the BabyUniverse common stock and BabyUniverse preferred stock, voting as a single class, having voting power present in person or represented by proxy at the BabyUniverse special meeting is required for approval of Proposals No. 2 and 3 above.

Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposals No. 1 through 3. If you do attend the BabyUniverse special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

On behalf of the Board of Directors of
BabyUniverse, Inc.,

John C. Textor
Chairman

Jupiter, Florida
[          ], 2007

THE BABYUNIVERSE BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE FOR, AND IN THE BEST INTERESTS OF, BABYUNIVERSE AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE BABYUNIVERSE BOARD OF DIRECTORS RECOMMENDS THAT BABYUNIVERSE SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Interests of eToys Direct’s Executive Officers and Directors in the Merger	72
Material U.S. Federal Income Tax Consequences	73
Anticipated Accounting Treatment	75
Appraisal Rights	75
Regulatory Approvals	77
Nasdaq Capital Market Listing	77
Restriction on Resales	77
THE MERGER AGREEMENT	79
Structure of the Merger	79
Effective Time of the Merger	79
Merger Consideration; Manner and Basis of Converting Shares	79
Fractional Shares	80
Surrender of eToys Direct Stock Certificates	80
The Exchange Ratio	80
eToys Direct Stock Options	81
eToys Direct Restricted Stock	81
Representations and Warranties	81
Covenants; Conduct of Business Prior to the Merger	82
Employee Benefits Matters	87
Directors’ and Officers’ Insurance	87
Indemnification	88
Obligations of the BabyUniverse Board of Directors with Respect to Its Recommendations and Holding a Meeting of BabyUniverse’s Shareholders	88
Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals	89
Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals	89
Material Adverse Effect	90
Conditions to the Merger	91
Termination of the Merger Agreement	93
Expenses and Termination Fees	94
Amendment and Waiver of the Merger Agreement	94
THE VOTING AGREEMENT	95
COMBINED COMPANY AFTER THE MERGER	96
BABYUNIVERSE PROPOSAL NO. 2 — APPROVAL OF THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK, AND SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR SHARES OF BABYUNIVERSE COMMON STOCK, IN CONNECTION WITH A PRIVATE PLACEMENT FINANCING	97
BABYUNIVERSE PROPOSAL NO. 3 — APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING OF BABYUNIVERSE SHAREHOLDERS	99
BABYUNIVERSE SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS	100
BABYUNIVERSE SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	102
ETOYS DIRECT SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS	103
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	105
Unaudited Pro Forma Condensed Combined Balance Sheet as of February 3, 2007 and December 31, 2006	106
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended February 3, 2007 and December 31, 2006	107

Market data and industry statistics used throughout this proxy statement/prospectus are based on independent industry publications and other publicly available information.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of BabyUniverse common stock. This section, however, only provides summary information. We urge you to read carefully the remainder of this proxy statement/prospectus, including the annexes to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the matters being considered at the special meeting.

Q.	What is the merger?

A.	BabyUniverse and eToys Direct have entered into an Agreement and Plan of Merger, dated as of March 13, 2007, which is referred to in this proxy statement/prospectus as the merger agreement, that contains the terms and conditions of the proposed merger of BabyUniverse and eToys Direct. Subject to BabyUniverse shareholder approval of the merger, and upon the terms and subject to the conditions set forth in the merger agreement, BabyUniverse has agreed to issue, and eToys Direct stockholders will receive, shares of BabyUniverse common stock such that eToys Direct stockholders immediately prior to the merger will own 66 2/3% of the combined company on a fully-diluted basis, and BabyUniverse shareholders and option holders immediately prior to the merger will own 33 1/3% of the combined company on a fully-diluted basis, in each case without taking into account the dilutive effect of outstanding options to purchase shares of eToys Direct common stock, which will be automatically converted at the effective time of the merger into options to purchase shares of BabyUniverse common stock (the “eToys Direct rollover options”).

The merger agreement provides that Baby Acquisition Sub, Inc., or Merger Sub, which is a wholly-owned direct subsidiary of BabyUniverse, will merge with and into eToys Direct, with eToys Direct thereupon becoming a wholly-owned direct subsidiary of BabyUniverse and the surviving corporation in the merger.

For a more complete description of the merger, please see the section entitled “The Merger Agreement” commencing on page 79 of this proxy statement/prospectus.

Q.	Why are the two companies proposing to merge?

A.	For a discussion of our reasons for the merger, we urge you to read the information under “Reasons for the Merger” commencing on page 58 of this proxy statement/prospectus.

Q.	Why am I receiving this proxy statement/prospectus?

A.	You are receiving this proxy statement/prospectus because you have been identified as a securityholder of either BabyUniverse or eToys Direct. If you are a shareholder of BabyUniverse, you are entitled to vote at the special meeting of BabyUniverse’s shareholders. This document serves as both a proxy statement of BabyUniverse, used to solicit proxies for the special meeting, and as a prospectus of BabyUniverse, used to offer shares of BabyUniverse common stock to eToys Direct stockholders in exchange for shares of eToys Direct common stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of BabyUniverse common stock to be issued in the merger and the special meeting of BabyUniverse’s shareholders, and you should read it carefully.

Q.	What is required to consummate the merger?

A.	To consummate the merger, BabyUniverse shareholders must approve the merger agreement (including the merger), the issuance of shares of BabyUniverse common stock in the merger, and the resulting change of control of BabyUniverse, which require the affirmative vote of holders of a majority of the outstanding shares of BabyUniverse common stock and preferred stock, voting as a single class. The requisite stockholder approval of the eToys Direct stockholders has already been obtained. In addition to BabyUniverse obtaining shareholder approval, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to the Merger” commencing on page 91 of this proxy statement/prospectus.

Q.	What will eToys Direct stockholders receive in the merger?

A.	As a result of the merger, eToys Direct stockholders in the aggregate will receive shares of BabyUniverse common stock, equal to 66 2/3% of the fully-diluted shares of the combined company, without taking into account the dilutive effect of outstanding options to purchase shares of eToys Direct common stock, which will be automatically converted at the effective time of the merger into options to purchase shares of BabyUniverse common stock.

For a more complete description of what eToys Direct stockholders will receive in the merger, please see the sections entitled “Market Price and Dividend Data” commencing on page 10 and “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” commencing on page 79.

Q.	Does BabyUniverse anticipate consummating any financing in connection with the merger?

A.	Yes. A condition to the obligation of eToys Direct to consummate the merger is that all of BabyUniverse’s indebtedness for borrowed money and fees related to the transactions contemplated by the merger agreement be paid in full prior to consummation of the merger. On June 13, 2007, BabyUniverse completed a private placement of its equity securities to certain “qualified institutional buyers” (as that term is defined in Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), and one “accredited investor” (as that term is defined in Regulation D promulgated under the Securities Act), the purpose of which was to raise the funds necessary to repay all of its outstanding indebtedness and to pay its fees incurred in connection with the transactions contemplated by the merger agreement, referred to as the private placement. As a result of this private placement, BabyUniverse will receive an aggregate of $10 million in gross cash proceeds, and in exchange therefor, will issue an aggregate of 1,568,450 shares of its common stock (including such shares covered by conversion rights and warrants issued to the investors therein). As to that portion of the gross cash proceeds not yet received by BabyUniverse, the investors’ obligation to purchase the underlying securities is subject only to satisfaction of specified conditions set forth in the executed definitive securities purchase agreements between the investors and BabyUniverse that are not within the control of such investors. The offering by BabyUniverse of the securities issued in this private placement is not subject to registration under the Securities Act, pursuant to the exemption contained in Section 4(2) thereof, and such securities may not be subsequently offered or sold by investors in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This private placement is the only financing which BabyUniverse anticipates engaging in prior to the consummation of the merger.

Q.	Who will be the directors of the combined company following the merger?

A.	Following the merger, the board of directors of the combined company will be as follows:

Name of Individual	Position with the Combined Company

John C. Textor	Chairman of the Board
Michael J. Wagner	Director
Lauren Krueger	Director
John Schaefer	Director
Edward Ulbrich	Director

The sixth and seventh members of the board of directors are expected to be selected by the board of directors of the combined company following the completion of the merger.

v

Q.	Who will be the executive officers of the combined company immediately following the merger?

A.	Immediately following the merger, the executive management team of the combined company is expected to be composed primarily of certain members of eToys Direct’s executive management team prior to the merger and is currently contemplated to include the following individuals:

Name of Individual	Position with the Combined Company

Michael J. Wagner	President and Chief Executive Officer
Christopher H. Cummings	Senior Vice President and Chief Information Officer
Frederick Hurley	Senior Vice President and Chief Merchant
Craig Currie	Vice President

Q.	What are the material U.S. federal income tax consequences of the merger to me?

A.	Neither BabyUniverse nor eToys Direct will be required to complete the merger unless it receives a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes. We expect the transaction to qualify as a reorganization and, therefore, expect to receive these legal opinions. Assuming the transaction qualifies as a reorganization, it will be tax-free to holders of eToys Direct common stock for federal income tax purposes except to the extent that they receive cash in lieu of fractional shares of BabyUniverse common stock. An eToys Direct stockholder’s tax basis in the shares of BabyUniverse common stock that such holder receives in the merger will equal such holder’s current tax basis in eToys Direct common stock exchanged in the merger (reduced by the basis allocable to any fractional share interest for which the holder receives cash).

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences” commencing on page 73 of this proxy statement/prospectus.

Q.	As a BabyUniverse shareholder, how does BabyUniverse’s board of directors recommend that I vote?

A.	After careful consideration, BabyUniverse’s board of directors unanimously recommends that BabyUniverse shareholders vote:

• “FOR” Proposal No. 1 to approve and adopt the merger agreement and the transactions contemplated thereby (including the merger), the issuance of shares of BabyUniverse common stock in the merger, and the resulting change of control of BabyUniverse.

• “FOR” Proposal No. 2 to approve the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with a private placement completed by BabyUniverse on June 13, 2007.

• “FOR” Proposal No. 3 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 or Proposal No. 2.

Q.	As a BabyUniverse shareholder, what risks should I consider in deciding whether to vote in favor of the merger and the share issuance?

A.	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 20, which sets forth certain risks and uncertainties related to the merger, certain risks and uncertainties to which the combined company’s business will be subject, and certain risks and uncertainties to which each of BabyUniverse and eToys Direct, as an independent company, is subject.

Q.	When do you expect the merger to be consummated?

A.	We anticipate that the merger will occur sometime soon after the special meeting of BabyUniverse shareholders, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement — Conditions to the Merger” commencing on page 91 of this proxy statement/prospectus.

Q.	How will the merger affect stock options for eToys Direct common stock?

A.	At the effective time of the merger, each outstanding stock option to purchase eToys Direct common stock not exercised prior to the merger will be automatically converted into an option to purchase BabyUniverse common stock. After the merger, each eToys Direct option so assumed by BabyUniverse may be exercised for a number of shares of BabyUniverse common stock determined by the exchange ratio contained in the merger agreement and described more fully herein. For more information, please see the section entitled “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” commencing on page 79 of this proxy statement/prospectus.

Q.	What do I need to do now?

A.	We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. If you are a BabyUniverse shareholder, you can mail your signed proxy card in the enclosed return envelope. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of BabyUniverse shareholders. eToys Direct stockholders do not need to vote to approve the merger, as more fully described under “eToys Direct Stockholder Approval” on page 54 of this proxy statement/prospectus.

Q.	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A.	If you are a BabyUniverse shareholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the special meeting of BabyUniverse’s shareholders and will have the same effect as voting against Proposal No. 1.

Q.	May I vote in person?

A.	If your shares of BabyUniverse common stock or preferred stock are registered directly in your name with BabyUniverse’s transfer agent you are considered, with respect to those shares, the shareholder of record, and the proxy materials and proxy card are being sent directly to you by BabyUniverse. If you are a BabyUniverse shareholder of record as of the close of business on , 2007, you may attend the special meeting of BabyUniverse shareholders to be held on , 2007 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions.

If your shares of BabyUniverse common stock or preferred stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of BabyUniverse shareholders. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q.	If my BabyUniverse shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will not be able to vote your shares of BabyUniverse common stock or preferred stock without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q.	May I change my vote after I have provided proxy instructions?

A.	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit new proxy instructions on a new proxy card. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of

BabyUniverse common stock, you must follow directions received from your broker to change those instructions.

Q.	Should I send in my stock certificates now?

A.	No. If you are an eToys Direct stockholder, BabyUniverse will send you written instructions for exchanging your stock certificates for BabyUniverse stock certificates after the consummation of the merger. You will also receive instructions regarding how to receive cash in lieu of any fractional shares.

Q.	Am I entitled to appraisal rights?

A.	Under Florida law, BabyUniverse shareholders are not entitled to appraisal rights in connection with the merger. Under Delaware law, the stockholders of eToys Direct who have not approved the merger may dissent from the adoption of the merger agreement and approval of the merger and have the fair value of their shares of eToys Direct stock determined by a court. To exercise dissenters’ rights, an eToys Direct stockholder must strictly comply with all of the applicable requirements of Delaware law summarized under the heading “BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse — Appraisal Rights” in this proxy statement/prospectus. A copy of Section 262 of the General Corporation Law of the State of Delaware, which governs dissenters’ rights, is included as Annex D to this proxy statement/prospectus.

Q.	Who is paying for this proxy solicitation?

A.	BabyUniverse is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to shareholders. BabyUniverse may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q.	Who can help answer my questions?

A.	If you are a BabyUniverse shareholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

BabyUniverse, Inc. 150 South U.S. Highway One, Suite 500 Jupiter, Florida 33477 (561) 277-6400 Attn.: Jonathan Teaford

If you are an eToys Direct stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, you should contact:

eToys Direct, Inc. 1099 18th Street Denver, Colorado 80202 (303) 228-9000 Attn.: Michael J. Wagner

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. To understand the merger fully, you should read carefully this entire document and the documents to which we refer, including the annexes attached hereto. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger. We have included page references in parentheses to direct you to a more detailed description of the topics presented in this summary.

THE COMPANIES

BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida, 33477
(561) 277-6400

BabyUniverse is a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Through its websites BabyUniverse.com and DreamtimeBaby.com, BabyUniverse is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites PoshTots.com and PoshLiving.com, BabyUniverse has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites PoshCravings.com and ePregnancy.com and its flagship new media offering BabyTV.com, BabyUniverse has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

Baby Acquisition Sub, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida, 33477
(561) 277-6400

Baby Acquisition Sub, Inc., or Merger Sub, is a wholly-owned direct subsidiary of BabyUniverse that was incorporated in Delaware in March 2007. Merger Sub does not engage in any operations and exists solely to facilitate the merger.

eToys Direct, Inc.
1099 18th Street
Denver, Colorado 80202
(303) 228-9000

eToys Direct is a leading online retailer of toys, video games, electronics, party goods, movies, videos and baby products. eToys Direct offers an extensive selection of products through its online store and catalogs and strives to maintain the highest standards for product selection, quality and value, gift delivery and customer service, in an effort to provide its customers and the recipients of its products the best possible gift experience. eToys Direct’s business primarily consists of (i) the retail sale of a wide range of popular brand name toys and children’s products, including, among others, video games, learning toys, costumes, party goods, computer software, books, child-oriented and appropriate electronics, kid’s room decor and baby products and (ii) the design, assembly and sale of custom personalized dolls handcrafted to resemble a customer’s child, including eye color, skin tone and hair length, texture and color, as well as matching clothing, furniture and accessories.

The Combined Company

The combined company’s headquarters immediately following the completion of the merger will be located at eToys Direct’s current principal executive offices in Denver, Colorado. As a result of the merger, former eToys Direct stockholders will possess majority control of the combined company. Following the merger, the executive management team of the combined company is expected to be composed primarily of certain members of eToys Direct’s executive management team prior to the merger.

RISKS ASSOCIATED WITH BABYUNIVERSE, ETOYS DIRECT AND THE MERGER (PAGE 20)

The merger (including the possibility that the merger may not be completed) poses a number of risks to each company and its respective securityholders. In addition, both BabyUniverse and eToys Direct are subject to various risks associated with their businesses and their industries. The risks are discussed in greater detail under the caption “Risk Factors” beginning on page 20 of this proxy statement/prospectus. BabyUniverse and eToys Direct both encourage you to read and consider all of these risks carefully.

REASONS FOR THE MERGER (PAGE 58)

After considering the factors more fully described under the caption “Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus, the board of directors of each of BabyUniverse and eToys Direct has unanimously approved and adopted the merger agreement and the transactions contemplated thereby (including the merger) and has determined that the merger agreement and such transactions are fair to, advisable for and in the best interests of their respective companies and their stockholders.

The BabyUniverse board of directors recommends that its shareholders vote “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby (including the merger), and the issuance of securities in the private placement completed by BabyUniverse on June 13, 2007, at the special meeting. The BabyUniverse board also recommends that you vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes in favor of the approval and adoption of the merger agreement or the issuance of these securities at the time of the special meeting.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

BabyUniverse’s common stock is listed on The Nasdaq Capital Market under the symbol “POSH”. On March 13, 2007, the last full trading day prior to the public announcement of the proposed merger, the last reported sale price per share of BabyUniverse common stock was $7.93. On June 12, 2007, the last reported sale price per share of BabyUniverse common stock was $8.14.

eToys Direct is a private company and no public market exists for its capital stock.

NUMBER OF SHAREHOLDERS

As of the record date of           , 2007, there were approximately          holders of record of BabyUniverse common stock.

As of June 14, 2007, there were approximately 16 holders of record of eToys Direct common stock and one holder of record of eToys Direct preferred stock.

THE BABYUNIVERSE SPECIAL MEETING

The Special Meeting of BabyUniverse Shareholders (Page 51)

Date, Time and Place.  The special meeting of the shareholders of BabyUniverse will be held on                    , 2007, at          ,          , Florida at [9:00 a.m.], local time, to vote on Proposal No. 1 to approve the merger, the issuance of shares of BabyUniverse common stock in the merger, and the resulting change of control of BabyUniverse, Proposal No. 2 to approve the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with the private placement completed by BabyUniverse on June 13, 2007, and Proposal No. 3, if necessary, to approve the adjournment of the special meeting under certain circumstances.

Record Date and Voting Power for BabyUniverse.  You are entitled to vote at the special meeting of BabyUniverse shareholders if you owned shares of BabyUniverse common stock or preferred stock at the close of business on           , 2007, the record date for the special meeting. You will have one vote at the special meeting for each share of BabyUniverse common stock or preferred stock you owned at the close of business on the record date. There are           shares of BabyUniverse common stock and           shares of BabyUniverse preferred stock entitled to vote at the special meeting.

BabyUniverse Required Vote.  The affirmative vote of the holders of a majority of the outstanding shares of BabyUniverse common stock and preferred stock, voting as a single class, is required for approval of Proposal No. 1. The affirmative vote of the holders of a majority of the shares of BabyUniverse common stock and preferred stock, voting as a single class, represented at the special meeting, and who would be entitled to vote at a meeting if a quorum were present, is required for approval of Proposals No. 2 and 3.

Share Ownership of Management.  As of the record date, the directors and executive officers of BabyUniverse, together with their affiliates, beneficially owned approximately [     ]% of the shares entitled to vote at the special meeting of BabyUniverse shareholders. Certain executive officers and directors of BabyUniverse and their affiliates, holding as of the record date approximately [          ]% of BabyUniverse’s outstanding common stock, have agreed to vote certain of their shares in favor of the adoption of the merger agreement and the transactions contemplated thereby (including the merger), the issuance of shares of BabyUniverse common stock in the merger and the resulting change of control of BabyUniverse.

RECOMMENDATIONS TO BABYUNIVERSE SHAREHOLDERS

The BabyUniverse board of directors has determined and believes that the merger, the issuance of shares of BabyUniverse common stock in the merger, the resulting change of control of BabyUniverse, and the issuance of securities in the private placement completed by BabyUniverse on June 13, 2007, are fair to, advisable for, and in the best interests of, BabyUniverse and its shareholders. The BabyUniverse board of directors unanimously recommends that BabyUniverse shareholders vote:

“For” Proposal No. 1 to approve the merger agreement and the transactions contemplated thereby (including the merger), the issuance of shares of BabyUniverse common stock in the merger, and the resulting change of control of BabyUniverse;

“For” Proposal No. 2 to approve the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with a private placement completed by BabyUniverse on June 13, 2007; and

“For” Proposal No. 3 to approve the adjournment of the special meeting for, among other things, the solicitation of additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, or the issuance of securities in the private placement.

BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse

The Merger (Page 55)

Merger Sub will be merged with and into eToys Direct. eToys Direct will be the surviving corporation and will continue as a wholly-owned direct subsidiary of BabyUniverse. In the merger, all shares of eToys Direct common stock will be cancelled and eToys Direct stockholders immediately prior to the merger will receive such number of shares of BabyUniverse common stock as is equal to 66 2/3% of the fully-diluted shares of the combined company, excluding the dilutive effect of options to purchase outstanding shares of eToys Direct common stock that are automatically converted at the effective time of the merger into options to purchase shares of BabyUniverse common stock (“eToys Direct rollover options”). The approval of this matter by BabyUniverse is contingent upon receiving the approval of BabyUniverse’s shareholders for Proposal No. 1. eToys Direct’s stockholders have already approved the merger.

Merger Consideration; Manner and Basis of Converting Shares; Fractional Shares (Page 79)

As a result of the merger, all shares of eToys Direct common stock will automatically be cancelled and each share of eToys Direct common stock will be converted into the right to receive such number of shares of BabyUniverse common stock as is equal to the quotient of (x) the product of (A) the number of shares of BabyUniverse common stock outstanding, on a fully diluted basis, as of the closing of the merger and (B) two, divided by (y) the number of shares of eToys Direct common stock outstanding as of the closing of the merger, such quotient being the exchange ratio.

For example, and for illustrative purposes only, assuming that, at the effective time, (i) 1,500 shares of BabyUniverse common stock are issued and outstanding on a fully diluted basis, which includes all shares of BabyUniverse common stock issuable upon exercise of outstanding options and warrants to purchase BabyUniverse common stock and (ii) 500 shares of eToys Direct common stock are issued and outstanding, each share of eToys Direct common stock would have the right to receive six shares of BabyUniverse common stock. The exchange ratio in this illustrative example would be six to one, and there would be no impact on such ratio resulting from any outstanding options or warrants to purchase eToys Direct common stock. The actual exchange ratio in the merger will not be known until the closing date, due to the possible fluctuations in the fully diluted amount of BabyUniverse common stock outstanding and the amount of eToys Direct common stock between the date of this proxy statement/prospectus and the closing of the merger.

There will be no adjustment to the total number of shares of BabyUniverse common stock to be issued to eToys Direct stockholders for changes in the market price of BabyUniverse common stock. Further, the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of BabyUniverse common stock issued in connection with the merger will depend on the market value of the shares of BabyUniverse common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

Each eToys Direct stockholder who would otherwise be entitled to receive a fraction of a share of BabyUniverse common stock (after aggregating all fractional shares to be received by such stockholder) will instead be paid in cash for such fractional share.

eToys Direct Stock Options (Page 81)

Each outstanding option granted by eToys Direct to purchase shares of eToys Direct common stock that is not exercised prior to the consummation of the merger will be automatically converted into an option to acquire BabyUniverse common stock having the same terms and conditions as the eToys Direct stock option, except that the number of shares that the new BabyUniverse option will be exercisable for and the exercise price of the new BabyUniverse option will reflect the exchange ratio in the merger. The number of shares of BabyUniverse common stock issuable upon the exercise of each stock option will be rounded down to the nearest whole number of shares of BabyUniverse common stock, and the exercise price will be rounded up to the nearest whole cent.

Opinion of BabyUniverse’s Financial Advisor (Page 62)

In connection with the merger, Banc of America Securities LLC, BabyUniverse’s financial advisor, delivered to BabyUniverse’s board of directors a written opinion, dated March 13, 2007, as to the fairness, from a financial point of view and as of the date of the opinion, to BabyUniverse of the exchange ratio provided for in the merger. The full text of the written opinion, dated March 13, 2007, of Banc of America Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference in its entirety into this document. Holders of shares of BabyUniverse common stock are encouraged to read the opinion carefully in its entirety. Banc of America Securities delivered its opinion to BabyUniverse’s board of directors for the benefit and use of BabyUniverse’s board of directors in connection with and for the purposes of its evaluation of the exchange ratio from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger or otherwise.

Interests of BabyUniverse’s Executive Officers and Directors in the Merger (Page 70)

When considering the recommendation by the BabyUniverse board of directors, you should be aware that a number of BabyUniverse’s executive officers and directors have interests in the merger that are different from those of other BabyUniverse shareholders. The BabyUniverse board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend to BabyUniverse’s shareholders to vote for the approval and adoption of the merger agreement.

John C. Textor is the Chief Executive Officer and Chairman of the board of directors of BabyUniverse and a shareholder of BabyUniverse. Upon closing of the merger, Mr. Textor will become the Chairman of the board of directors of the combined company. Mr. Textor participated in the negotiation and approval of the terms of the merger on behalf of BabyUniverse, following disclosure of all material facts regarding his interests (or potential interests) in the merger.

Other than Mr. Textor, no current BabyUniverse board member has been designated to continue to serve on the board of directors of the combined company.

As of June 14, 2007, all directors and executive officers of BabyUniverse, together with their affiliates, beneficially owned 46.6% of the shares of BabyUniverse common stock. Approval of the merger requires the affirmative vote of the holders of a majority of BabyUniverse’s outstanding common stock and preferred stock, voting as a single class. Certain BabyUniverse officers and directors, and their affiliates, have also entered into a voting agreement in connection with the merger. The voting agreement is discussed in greater detail under the caption “Voting Agreement” beginning on page 96.

Certain of BabyUniverse’s executive officers have employment agreements with BabyUniverse that grant them certain rights in the event of a change of control of BabyUniverse. In addition, as a condition to eToys Direct’s consummation of the merger, BabyUniverse has agreed to enter into a registration rights agreement, pursuant to which John C. Textor and three entities controlled by Mr. Textor, among others, will be subject to certain restrictions on their ability to dispose of certain shares of BabyUniverse common stock held by them after the consummation of the merger, and will be granted certain registration rights with respect to such shares.

For a more complete description of the interests of current and former officers and directors of BabyUniverse in the merger, please see the section entitled “Interests of BabyUniverse’s Executive Officers and Directors in the Merger” commencing on page 70 of this proxy statement/prospectus.

Interests of eToys Direct’s Executive Officers and Directors in the Merger (Page 72)

Members of the board of directors and executive officers of eToys Direct may have interests in the merger that are different from, or are in addition to, the interests of eToys Direct stockholders generally. The eToys Direct board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend to eToys Direct’s stockholders to vote for the approval and adoption of the merger agreement.

Michael J. Wagner is the Chief Executive Officer and a member of the board of directors of eToys Direct and a shareholder of eToys Direct. Upon closing of the merger, Mr. Wagner will become the Chief Executive Officer and a director of the combined company. Mr. Wagner participated in the negotiation and approval of the terms of the merger on behalf of eToys Direct.

Following the merger, in addition to Mr. Wagner, certain other members of the senior management of eToys Direct will assume new management positions of the combined company.

Lauren Krueger is a vice president in the D. E. Shaw group’s credit-related opportunities unit, whose affiliates are the principal and controlling stockholders of eToys Direct. Upon closing of the merger, Ms. Krueger will become a director of the combined company. Ms. Krueger participated in the negotiation of the terms of the merger.

As of June 14, 2007, all directors and executive officers of eToys Direct, together with their affiliates, beneficially owned 8,416,111 shares of eToys Direct common stock representing approximately 89.6% of eToys Direct’s issued and outstanding common stock as of such date. In addition, certain directors of eToys Direct may be deemed to have beneficial ownership of 11,596,382 shares of Series A Preferred Stock of eToys Direct (as of February 3, 2007) held by D. E. Shaw Composite Side Pocket Series 1, L.L.C., the principal and controlling stockholder of eToys Direct. Such shares of preferred stock represent all of the issued and outstanding shares of preferred stock of eToys Direct. As a condition to BabyUniverse’s consummation of the merger, all of eToys Direct’s outstanding indebtedness for borrowed money and outstanding shares of preferred stock must be converted into shares of eToys Direct common stock immediately prior to the merger. Certain of such indebtedness is held by affiliates of certain of eToys Direct’s directors.

In addition, as a condition to eToys Direct’s consummation of the merger, BabyUniverse has agreed to enter into a registration rights agreement, pursuant to which Mr. Wagner and certain entities within the D. E. Shaw group will be granted certain registration rights with respect to certain shares of BabyUniverse common stock issued to them in the merger.

For a more complete description of the interests of current and former officers and directors of eToys Direct, please see the section entitled “Interests of eToys Direct’s Executive Officers and Directors in the Merger” commencing on page 72 of this proxy statement/prospectus.

Restrictions on Resales (Page 77)

The shares of BabyUniverse common stock to be received by eToys Direct stockholders in the merger will be registered under the Securities Act and, except as described in this paragraph, may be freely traded without restriction. BabyUniverse’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not, except as provided in the last sentence of this paragraph, cover the resale of shares of BabyUniverse common stock to be received in connection with the merger by persons who are deemed to be “affiliates” of eToys Direct. The shares of BabyUniverse common stock to be issued in the merger and received by persons who are deemed to be “affiliates” of eToys Direct may be resold by them only in transactions registered under the Securities Act, exempt from registration by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who are deemed to be “affiliates” of eToys Direct prior to the merger include individuals or entities that control, are controlled by, or are under common control with eToys Direct and may include officers and directors, as well as principal stockholders, of eToys Direct. Affiliates of eToys Direct will be notified separately of their affiliate status. Certain shares of the BabyUniverse common stock received by such eToys Direct “affiliates” are covered by a resale prospectus contained in this proxy statement/prospectus.

Limitation on Soliciting, Discussing and Negotiating Other Acquisition Proposals (Page 89)

BabyUniverse has agreed to not, and has further agreed not to authorize or permit its directors, officers, employees, agents and other representatives to, prior to the consummation of the merger, directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any person relating to an offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving BabyUniverse or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of BabyUniverse or more than 20% of the assets of BabyUniverse and its subsidiaries taken as a whole (“acquisition proposal”), or agree to or endorse any acquisition proposal;

•	enter into any agreement to (i) facilitate or further the consummation of, or consummate, any acquisition proposal, (ii) approve or endorse any acquisition proposal or (iii) in connection with any acquisition proposal, require it to abandon, terminate or fail to consummate the merger;

•	enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person any information with respect to its business, properties or assets in connection with any acquisition proposal or inquiry with respect to any acquisition proposal; or

•	agree to resolve or take any of the actions prohibited above.

BabyUniverse has also agreed to notify eToys Direct of any acquisition proposal, any request for information with respect to an acquisition proposal or any inquiry that would reasonably be expected to lead to an acquisition proposal, including the terms of the acquisition proposal, request or inquiry and the identity of the person making the acquisition proposal, request or inquiry.

However, if BabyUniverse receives an unsolicited bona fide written acquisition proposal that its board of directors determines in good faith is a superior acquisition proposal, or is reasonably likely to result in a superior acquisition proposal, prior to the special meeting of BabyUniverse shareholders, then BabyUniverse may provide nonpublic information to, and engage in discussions and negotiations with, the third party making the acquisition proposal so long as certain conditions set forth in the merger agreement are satisfied, including a condition that the BabyUniverse board of directors determines (after consultation with BabyUniverse’s outside legal counsel) that failure to do so might reasonably be expected to result in a breach by the board of directors of its fiduciary duties under applicable law.

Obligations of the BabyUniverse Board of Directors with Respect to Its Recommendations and Holding the Special Meeting of BabyUniverse Shareholders (Page 88)

Subject to certain conditions, the board of directors of BabyUniverse may withdraw or modify its recommendation in support of the merger, the issuance of shares of BabyUniverse common stock in the merger and the resulting change in control of BabyUniverse. If the board of directors of BabyUniverse withdraws or modifies its recommendation or approves or recommends a superior acquisition proposal, eToys Direct is entitled to terminate the merger agreement and require BabyUniverse to pay to eToys Direct a termination fee of $1,567,178, and reimburse eToys Direct for the expenses incurred by it in connection with the transaction in a maximum amount of $1,500,000. Regardless of any withdrawal or modification by BabyUniverse’s board of directors of its recommendation of the merger, BabyUniverse is required under the terms of the merger agreement to call and hold its special meeting of shareholders to vote on the merger.

Conditions to the Merger (Page 91)

The respective obligations of BabyUniverse and eToys Direct to consummate the merger are subject to the satisfaction of certain conditions described in this section of this proxy statement/prospectus, including the approval of the merger agreement by the shareholders of BabyUniverse, the repayment by BabyUniverse of all of its outstanding debt and the absence of a material adverse effect with respect to either party.

Termination of the Merger Agreement (Page 93)

Either BabyUniverse or eToys Direct can terminate the merger agreement under certain circumstances described in this section of this proxy statement/prospectus, which would prevent the merger from being consummated, including if the board of directors of BabyUniverse withdraws its recommendation of the merger, if BabyUniverse fails to call or hold the special shareholders meeting, if BabyUniverse breaches the limitations on solicitation described above, or if BabyUniverse’s shareholders fail to approve the merger.

Expenses and Termination Fees (Page 94)

Except as otherwise expressly provided in the merger agreement, all expenses incurred by the parties to the merger agreement shall be paid by the party incurring such expenses. The merger agreement provides that BabyUniverse will pay eToys Direct a termination fee of $1,567,178, and will reimburse eToys Direct for the expenses incurred by it in connection with the merger in a maximum amount of $1,500,000, in the event that the merger agreement is terminated under certain circumstances

Material U.S. Federal Income Tax Consequences (Page 73)

Neither BabyUniverse nor eToys will be required to complete the merger unless it receives a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes. We expect the transaction to qualify as a reorganization and, therefore, expect to receive these legal opinions. Assuming the transaction qualifies as a reorganization, it will be tax-free to holders of eToys common stock for federal income tax purposes except to the extent that they receive cash in lieu of fractional shares of BabyUniverse common stock. An eToys stockholder’s tax basis in the shares of BabyUniverse common stock that such holder receives in the merger will equal such holder’s current tax basis in eToys common stock exchanged in the merger (reduced by the basis allocable to any fractional share interest for which the holder receives cash).

Regulatory Approvals (Page 77)

As of the date of this proxy statement/prospectus, neither BabyUniverse nor eToys Direct is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States. BabyUniverse must comply with applicable U.S. federal and state securities laws and the rules and regulations of The Nasdaq Capital Market in connection with the issuance of shares of BabyUniverse common stock in the merger, the issuance of securities in the private placement completed by BabyUniverse on June 13, 2007, and the filing of this proxy statement/prospectus with the Securities and Exchange Commission.

Anticipated Accounting Treatment (Page 75)

The merger will be treated by BabyUniverse as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, eToys Direct is considered to be acquiring BabyUniverse in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to BabyUniverse’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of BabyUniverse will be consolidated into the results of operations of eToys Direct as of the effective date of the merger. These allocations will be based on a valuation that has not yet been finalized.

Appraisal Rights (Page 75)

Under Florida law, BabyUniverse shareholders are not entitled to appraisal rights in connection with the merger. If you are an eToys Direct stockholder and object to the merger, the General Corporation Law of the State of Delaware, or DGCL, permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of eToys Direct stock determined by a court and paid to you in cash in lieu of the consideration provided for in the merger agreement. If you are an eToys Direct stockholder who did not execute the written consent approving the merger and you wish to dissent from the merger, you must deliver to BabyUniverse, within 20 days of the date of the mailing of the notice required by Section 262(d)(2) of the DGCL, a written demand for appraisal of your shares. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights. A copy of Section 262 of the DGCL, which governs the appraisal process, is attached as Annex D to this proxy statement/prospectus. For additional information concerning the appraisal rights of dissenting eToys Direct stockholders, see “BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse — Appraisal Rights”.

BabyUniverse Proposal No. 2 — Approval of the Issuance of Shares of BabyUniverse Common Stock, and Securities Convertible into or Exercisable for Shares of BabyUniverse Common Stock, in Connection with a Private Placement Financing

BabyUniverse has agreed that, before the earlier of the termination of the merger agreement and the effective time of the merger, it will use its reasonable best efforts to effect a private placement offering of its equity securities and to cause all of its indebtedness for borrowed money outstanding as of the closing of the merger (including the amount of the fees incurred in connection with the transactions contemplated by the merger agreement) to be repaid immediately prior to the effective time of the merger from the net proceeds to BabyUniverse of such private placement. It is a condition to eToys’ obligation to consummate the merger that such indebtedness for borrowed money of BabyUniverse be paid-off in full. In order to raise the funds necessary to repay all of such indebtedness (including the amount of such fees), BabyUniverse conducted a private placement, which it completed on June 13, 2007. As a result of such private placement, BabyUniverse is obligated to issue an aggregate of 1,568,450 shares of its common stock, including securities convertible into or exercisable for shares of its common stock, a number that exceeds 20% of BabyUniverse’s aggregate outstanding shares of common stock at the times that the applicable definitive agreements with the investors were entered into, and the sale price of the securities sold in such private placement may be deemed to be less than the greater of the book value or market value of BabyUniverse’s common stock at the time of their issuance. BabyUniverse’s common stock is listed on The Nasdaq Capital Market. NASDAQ Marketplace Rule 4350(i) requires shareholder approval for the issuance or potential issuance of equity securities in a private placement representing 20% or more of an issuer’s outstanding common stock or 20% or more of the voting power outstanding before the issuance at a price less than the greater of the book value or market value of the issuer’s common stock. In order to ensure compliance with Marketplace Rule 4350(i), BabyUniverse is soliciting shareholder approval for the issuance of all of the equity securities issued or issuable in this private placement.

BabyUniverse Proposal No. 3 — Approval of Possible Adjournment of the Special Meeting

If BabyUniverse fails to receive at the special meeting a sufficient number of votes to approve Proposal No. 1 or Proposal No. 2, BabyUniverse may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal No. 1 and Proposal No. 2. BabyUniverse currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1 and Proposal No. 2.

MARKET PRICE AND DIVIDEND DATA

BabyUniverse common stock began trading on The Nasdaq Capital Market on March 27, 2006, after trading on the American Stock Exchange since August 3, 2005. At the same time, BabyUniverse changed its trading symbol from “BUN” to “POSH.” The following table shows the high and low per-share trading prices for BabyUniverse common stock, as reported by the American Stock Exchange from August 3, 2005 through March 24, 2006, and as reported by The Nasdaq Capital Market from March 27, 2006 through June 12, 2007. The prices shown have been rounded to the nearest $1/100.

BabyUniverse Common Stock

	High	Low

Year ended December 31, 2005
Third Quarter (beginning on August 3, 2005)	$12.00	$7.70
Fourth Quarter	9.80	7.10
Year ended December 31, 2006
First Quarter	$10.50	$7.95
Second Quarter	10.25	7.17
Third Quarter	9.09	6.85
Fourth Quarter	8.25	6.57
Year ended December 31, 2007
First Quarter	$8.50	$5.07
Second Quarter (through June 12, 2007)	$9.44	$7.60

On March 13, 2007, the last trading day prior to announcement of the merger, the last reported sale price of BabyUniverse’s common stock was $7.93, for an aggregate market value of BabyUniverse of $45.1 million, or $48.8 million on a fully diluted basis. On June 12, 2007, the last reported sale price of BabyUniverse’s common stock was $8.14, for an aggregate market value of BabyUniverse on a fully-diluted basis, assuming the issuance on that date of the aggregate of 1,568,450 shares of BabyUniverse common stock (including such shares covered by conversion rights or warrants) issued or issuable in the private placement of BabyUniverse completed on June 13, 2007, of $65.0 million, so if the merger was consummated on that day, the value attributable to the eToys Direct capital stock in the aggregate, or to approximately 66 2/3% of the fully-diluted shares of the combined company (excluding the dilutive effect of the eToys Direct rollover options), would equal $130.0 million.

Because the market price of BabyUniverse common stock is subject to fluctuation, the market value of the shares of BabyUniverse common stock that holders of eToys Direct common stock will receive in the merger may increase or decrease.

Following the consummation of the merger and successful reapplication to the NASD for initial inclusion of its common stock in The Nasdaq Capital Market, BabyUniverse common stock will continue to be listed on The Nasdaq Capital Market and there will be no public market for shares of eToys Direct common stock.

eToys Direct is a private company and shares of its capital stock are not publicly traded.

Dividends

BabyUniverse has not paid a dividend on any class of common stock and anticipates that it will retain future earnings, if any, to fund the development and growth of its business. Consequently, BabyUniverse does not anticipate paying cash dividends on its common stock in the foreseeable future.

eToys Direct has never declared or paid any cash dividends on its capital stock nor does it intend to do so.

BABYUNIVERSE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of BabyUniverse. The consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from BabyUniverse’s audited consolidated financial statements contained in this proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from BabyUniverse’s audited consolidated financial statements which are not included in this proxy statement/prospectus. The statement of operations data for the three months ended March 31, 2006 and 2007, as well as the balance sheet data as of March 31, 2007 are derived from BabyUniverse’s unaudited U.S. GAAP financial statements contained in this proxy statement/prospectus. This information is only a summary and you should read the following tables in conjunction with BabyUniverse’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BabyUniverse,” contained in this proxy statement/prospectus. The comparability of certain of such data relating to BabyUniverse’s fiscal year ended December 31, 2006 with the corresponding data for the prior periods may be affected by the events and actions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BabyUniverse — Recent Developments — Operational Restructuring and Reorganization”, and “— Current Operating Environment”. Historical results are not necessarily indicative of the results to be expected in the future.

						For the Three Months Ended
	For the Year Ended December 31,					March 31,
	2006	2005	2004	2003	2002	2007	2006
						(Unaudited)
	(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:
Net Sales	$35,550	$23,702	$14,267	$8,842	$5,012	$8,538	$9,468
Cost of goods sold	25,390	17,417	10,591	6,405	3,637	6,085	6,513

Gross profit	10,160	6,285	3,676	2,437	1,375	2,453	2,955
Operating expenses	14,551	6,927	3,456	2,597	1,722	3,978	3,066

Operating income (loss)	(4,391)	(642)	220	(160)	(347)	(1,525)	(112)
Other income (expenses)	1,048	178	1	(41)	—	(218)	(64)

Income (loss) before provision for income tax	(3,343)	(464)	221	(201)	(347)	(1,744)	(176)
Provision for income taxes(1)	—	28	—	—	—	—	21

Net income (loss)	$(3,343)	$(492)	$221	$(201)	$(347)	$(1,744)	$(197)

Earnings (loss) per common share
Basic	$(0.62)	$(0.13)	$0.10	$(0.19)	$(0.40)	$(0.31)	$(0.04)

Diluted	$(0.62)	$(0.13)	$0.07	$(0.19)	$(0.40)	$(0.31)	$(0.04)

Weighted average common shares outstanding
Basic	5,419,872	3,667,913	2,285,382	1,073,369	857,386	5,686,470	5,296,308
Diluted	6,106,369	4,142,075	2,999,169	2,960,294	1,204,806	6,413,719	5,932,706

						As of
	As of the Year Ended December 31,					March 31,
	2006	2005	2004	2003	2002	2007
						(Unaudited)
	(In thousands)

Consolidated Balance Sheets Data:
Cash	$3,473	$9,926	$613	$223	$97	$1,217
Working capital	(44)	8,655	(727)	(770)	(700)	(2,164)
Total assets	30,304	19,737	1,373	409	366	28,034
Notes and capital leases payable — noncurrent	5,778	5	—	—	—	5,324
Total shareholders’ equity (deficit)	17,706	16,145	(466)	(690)	(599)	16,021

(1)	BabyUniverse did not pay federal income taxes in 2002, 2003, 2005 or 2006 due to its net losses, nor in 2004 due to the application of net loss carry forwards. As of December 31, 2006, BabyUniverse had approximately $6,900,000 of net loss carry forwards, which expire in various years through 2026.

ETOYS DIRECT SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of eToys Direct’s three most recent fiscal years. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of eToys Direct” and eToys Direct’s consolidated financial statements and the notes thereto appearing elsewhere in this proxy statement/prospectus. The comparability of certain of such data relating to eToys Direct’s fiscal year ended February 3, 2007 with the corresponding data for the prior periods may be affected by the events and actions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of eToys Direct”.

			For the Period from
	For the Fiscal Year	For the Fiscal Year	May 10, 2004
	Ended	Ended	(Inception) to
	February 3, 2007	January 28, 2006	January 29, 2005

Consolidated Statements of Operations Data:
Net sales	$116,543,241	$105,086,285	$86,000,730
Cost of sales	78,916,261	75,312,484	60,089,518

Gross profit	37,626,980	29,773,801	25,911,212
Operating expenses:
Fulfillment	12,305,121	15,737,000	11,015,204
Selling and marketing	18,375,046	18,899,614	12,029,058
General and administrative	12,358,312	10,183,430	8,035,388

Total operating expenses:	43,038,479	44,820,044	31,079,650
Operating loss	(5,411,499	(15,046,243)	(5,168,438)
Other expense, net	(22,744)	(56,531)	—
Interest expense, net	(6,049,976)	(3,537,438)	(1,474,413)

(Loss) from continuing operations before income taxes	(11,484,219)	(18,640,212)	(6,642,851)

Income tax benefit(1)	—	—	—
(Loss) from discontinued operations, net of tax	(9,360,323)	(3,037,110)	—

Net loss	$(20,844,542)	$(21,677,322)	$(6,642,851)

Earnings (loss) per common share
Basic and diluted	(2.26)	(2.35)	(0.73)
Earnings (loss) from continuing operations	(1.24)	(2.02)	(0.73)
Weighted average common shares outstanding
Basic and diluted(2)	9,225,000	9,225,000	9,113,208

	As of the Fiscal Year Ended
	February 3, 2007	January 28, 2006	January 29, 2005

Consolidated Balance Sheets Data:
Cash	$1,773,835	$2,671,608	$1,305,244
Working capital	(45,053,072)	(29,828,653)	33,437
Total assets	26,184,590	36,049,719	24,527,557
Notes and Capital Leases Payable — Noncurrent	341,465	—	1,311,438
Total shareholders’ equity (deficit)	(39,339,352)	(18,518,874)	1,090,649

(1)	eToys Direct did not pay federal income taxes for the fiscal years ended February 3, 2007 and January 28, 2006 or for the period from May 10, 2004 (inception) to January 29, 2005.

(2)	Anti-dilutive shares were 10,696,553 and 8,578,742 for the fiscal years ended February 3, 2007 and January 28, 2006 and 6,230,530 for the period from May 10, 2004 (inception) to January 29, 2005.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial information gives effect to the proposed transaction between BabyUniverse and eToys Direct. For accounting purposes eToys Direct is considered to be acquiring BabyUniverse in this transaction. The unaudited pro forma condensed combined financial information presented below is based upon the historical financial statements of BabyUniverse and eToys Direct, adjusted to give effect to the acquisition of BabyUniverse by eToys Direct for accounting purposes.

The unaudited pro forma condensed combined balance sheet as of February 3, 2007 and December 31, 2006 gives effect to the proposed transaction as if it occurred on February 3, 2007, in the case of eToys Direct, and December 31, 2006, in the case of BabyUniverse, and combines the historical balance sheets of eToys Direct and BabyUniverse as of, respectively, February 3, 2007 and December 31, 2006. The unaudited pro forma condensed combined statement of operations for the year ended February 3, 2007 and December 31, 2006 is presented as if the transaction was consummated on January 29, 2006, in the case of eToys Direct, and January 1, 2006, in the case of BabyUniverse, and combines the historical results of eToys Direct and BabyUniverse for the year ended, respectively, February 3, 2007 and December 31, 2006.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had BabyUniverse and eToys Direct been a combined company during the specified periods. The selected unaudited pro forma condensed combined financial data as of and for the year ended February 3, 2007 and December 31, 2006 are derived from the unaudited pro forma condensed combined financial statements beginning on page 105 of this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Selected Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended February 3, 2007 and December 31, 2006

	eToys Direct, Inc.	BabyUniverse, Inc.	Pro Forma	Pro Forma
	February 3, 2007	December 31, 2006	Adjustments	Combined

Consolidated Statements of Operations Data:
Net sales	$116,543,241	$35,549,698	$—	$152,092,939
Cost of sales	78,916,261	25,389,702	—	104,305,963

Gross profit	37,626,980	10,159,996	—	47,786,976
Operating expenses:
Fulfillment	12,305,121	—	—	12,305,121
Selling and marketing	18,375,046	4,652,486	—	23,027,532
General and administrative	12,358,312	9,898,898	(538,019)	21,719,191

Total operating expenses	43,038,479	14,551,384	(538,019)	57,051,844
Operating loss	(5,411,499)	(4,391,388)	538,019	(9,264,868)
Other income (expense), net	(22,744)	1,500,000	(1,500,000)	(22,744)
Interest expense, net	(6,049,976)	(452,312)	6,559,373	57,085

(Loss) from continuing operations before income taxes	(11,484,219)	(3,343,700)	5,597,392	(9,230,527)

Income tax benefit	—	—	—	—
(Loss) from discontinued operations, net of tax	(9,360,323)	—	9,360,323	—

Net loss	$(20,844,542)	$(3,343,700)	$14,957,715	$(9,230,527)

Earnings (loss) per common share
Basic	(2.26)	(0.62)		(0.57)

Diluted	(2.26)	(0.62)		(0.57)

Weighted average common shares outstanding
Basic	9,225,000	5,419,872		16,259,616
Diluted	19,921,553	6,106,369		18,319,107

	eToys Direct, Inc.	BabyUniverse, Inc.	Pro Forma	Pro Forma
	February 3, 2007	December 31, 2006	Adjustments	Combined

Consolidated Statements of Operations Data:
Cash	$1,773,835	$3,473,278	$—	$5,247,113
Working capital	(45,053,072)	(44,445)	52,773,532	7,676,015
Total assets	26,184,590	30,303,574	27,745,604	84,233,768
Notes and Capital Lease Payable	341,465	5,777,841	(5,757,439)	361,867
Total shareholders’ equity (deficit)	(39,339,352)	17,706,340	86,410,311	64,777,299

DESCRIPTION OF BABYUNIVERSE’S CAPITAL STOCK

General

BabyUniverse’s amended and restated articles of incorporation provide that BabyUniverse is authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of BabyUniverse’s capital stock does not purport to be complete and is subject to and qualified in its entirety by the provisions of applicable Florida law.

Common Stock

As of June 14, 2007, there were 5,694,914 shares of BabyUniverse common stock outstanding which were held of record by 26 shareholders, plus 76,721 shares of unvested restricted stock. In addition, as of June 14, 2007, options to purchase a total of 268,748 shares, and warrants to purchase a total of 374,327 shares, of BabyUniverse common stock were outstanding. 205,624 additional shares of common stock are available for future grant under BabyUniverse’s 2005 Stock Incentive Plan.

The holders of BabyUniverse’s common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any shares of preferred stock that may be outstanding from time to time, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event BabyUniverse liquidates, dissolves or winds up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All then outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the merger will be, fully paid and nonassessable.

Preferred Stock

General.  Under BabyUniverse’s amended and restated articles of incorporation, BabyUniverse’s board of directors has the authority, without further action by BabyUniverse’s shareholders, to cause BabyUniverse to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control.

Series A Convertible Preferred Stock.  Pursuant to the authority conferred on it by BabyUniverse’s amended and restated articles of incorporation, BabyUniverse’s board of directors has authorized the creation of BabyUniverse’s Series A Convertible Preferred Stock and the issuance of 2,500,000 shares thereof. As of June 14, 2007, there were 317,259 shares of Series A Convertible Preferred Stock outstanding, which were held of record by two shareholders. BabyUniverse has no other authorized series of preferred stock. Set forth below is a brief summary of certain of the material terms of the Series A Convertible Preferred Stock:

•	No Dividends. The Series A Convertible Preferred Stock does not bear any dividends.

•	Voting Rights. The holders of the shares of the Series A Convertible Preferred Stock are entitled to vote with the holders of BabyUniverse common stock, together as a single class, on all matters submitted to a vote of BabyUniverse shareholders. Each share of Series A Convertible Preferred Stock is entitled to such number of votes as is equal to the number of shares of BabyUniverse common stock into which it is then convertible.

•	Liquidation Preference. In the event of any liquidation, dissolution, or winding up of BabyUniverse’s affairs, before any distribution may be made to the holders of BabyUniverse common stock, each holder of shares of Series A Convertible Preferred Stock is entitled to receive, out of BabyUniverse’s net assets, an amount equal to the aggregate purchase price paid to BabyUniverse for such shares.

•	Optional Conversion. Each holder of shares of Series A Convertible Preferred Stock has the right, at any time after the issuance thereof, to convert such shares into shares of BabyUniverse common stock at a prescribed conversion ratio. The initial ratio, subject to adjustment as described below, is 1:1.

•	Automatic Conversion. Each outstanding share of Series A Convertible Preferred Stock will automatically convert, at the same ratio described in the preceding paragraph, into shares of BabyUniverse common stock immediately prior to the effective time of the merger, provided that the merger is consummated prior to December 31, 2007.

•	Adjustments to Conversion Ratio. The initial conversion ratio of 1:1 is subject to adjustment: (i) in the event of a subdivision or combination of BabyUniverse common stock, in which case the conversion ratio will be proportionately adjusted, and (ii) in the event that BabyUniverse undergoes a recapitalization, merger or consolidation, or sale of all or substantially all of its assets, in which case each share of the Series A Convertible Preferred Stock will be convertible into the same kind and number of securities that would be received by the holder thereof if such holder had converted into BabyUniverse common stock immediately prior to such event all such shares of Series A Convertible Preferred Stock held by such holder.

•	Consent Rights. Unless the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock shall consent thereto, BabyUniverse will not: (i) take any action that would adversely alter or change the rights attached to such shares; (ii) increase the authorized number of shares of Series A Convertible Preferred Stock; or (iii) authorize or create any class of preferred stock ranking senior to the Series A Convertible Preferred Stock.

Anti-Takeover Effect of Charter and Bylaw Provisions and Florida Law

BabyUniverse’s amended and restated articles of incorporation and amended bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of BabyUniverse’s board of directors and in the policies formulated by the board of directors. In addition certain provisions of Florida law may hinder or delay an attempted takeover of BabyUniverse other than through negotiation with BabyUniverse’s board of directors. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of BabyUniverse’s shareholders were to deem such an attempt to be in their best interests, including attempts that might result in the shareholders’ receiving a premium over the market price for the shares of BabyUniverse common stock held by such shareholders.

Classified Board of Directors; Removal; Vacancies.  BabyUniverse’s amended bylaws provide that BabyUniverse’s board of directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the board of directors in a relatively short period of time. BabyUniverse’s amended and restated articles of incorporation and amended bylaws further provide that directors may be removed only for cause. In addition, the amended bylaws provide that vacancies and newly created directorships resulting from any increase in the size of the board of directors may be filled only by the affirmative vote of a majority of the directors then in office (even if such directors do not constitute a quorum) or by a sole remaining director. The foregoing provisions could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice of Provisions for Shareholder Proposals and Shareholder Nominations of Directors.  BabyUniverse’s amended bylaws establish an advance notice procedure with regard to the nomination, other than by the board of directors, of candidates for election to the board of directors and with regard to certain matters to be brought before an annual meeting of shareholders. Although the amended bylaws do not give BabyUniverse’s board of directors any power to approve or disapprove shareholder nominations for the election of directors or any other business desired by shareholders to be conducted at an annual meeting, the amended bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of certain business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of BabyUniverse, even if the conduct of such solicitation or such attempt might be beneficial to BabyUniverse and its shareholders.

Special Shareholders’ Meetings.  Under BabyUniverse’s amended and restated articles of incorporation and amended bylaws, special meetings of the shareholders, unless otherwise prescribed by statute, may be called only (i) by the board of directors or by BabyUniverse’s chairman of the board or president or (ii) by BabyUniverse’s shareholders upon the written request of the holders of at least 50% of our securities outstanding and entitled to vote generally in the election of directors.

Limitations on Shareholder Action by Written Consent.  BabyUniverse’s amended and restated articles of incorporation and amended bylaws also provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the greater of (a) 75% of the voting power of all shares of each class or series entitled to vote on such action or (b) the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.

Provisions of Florida Law.  BabyUniverse is governed by two Florida statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of BabyUniverse’s board of directors, will not possess any voting rights unless such voting rights are approved by a majority of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes BabyUniverse to indemnify its directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Limitation of Liability and Indemnification

BabyUniverse’s amended and restated articles of incorporation and amended bylaws provide for the indemnification of directors and officers. The general effect of these provisions is to indemnify to the fullest extent provided, authorized, allowed or not prohibited by the Florida Business Corporation Act, or FBCA, any director or officer against any liability arising from any action or suit in which he is involved by the reason of the fact that he is or was a director or officer. Advances against expenses may be made under the amended bylaws and the indemnity coverage provided thereunder includes liabilities under the federal securities laws as well as in other contexts.

Generally, the FBCA permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Transfer Agent and Registrar

The transfer agent and registrar for BabyUniverse’s common stock is American Stock Transfer & Trust Company.

Listing on The Nasdaq Capital Market

BabyUniverse’s common stock is listed on The Nasdaq Capital Market under the trading symbol “POSH”.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The information below reflects:

•	the historical net loss and book value per share of BabyUniverse common stock and the historical net loss and book value per share of eToys Direct common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of BabyUniverse with eToys Direct on a purchase basis; and

•	the equivalent historical net loss per share attributable to shares of BabyUniverse common stock which will be issued in the merger.

You should read the tables below in conjunction with the respective audited financial statements and related notes of BabyUniverse and eToys Direct included elsewhere in this proxy statement/prospectus and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus.

BabyUniverse

Year Ended
December 31, 2006

Historical Per Common Share Data:
Net loss per common share — basic and diluted	$(0.62)
Book value per share	$3.11

eToys Direct

Year Ended
February 3, 2007

Historical Per Common Share Data:
Net loss per common share — basic and diluted	$(2.26)
Book value per share	$(4.26)

BabyUniverse and eToys Direct

Year Ended
February 3, 2007
and
December 31, 2006

Combined Pro Forma Per Common Share Data:
Net loss per combined share — basic and diluted	$(0.57)
Book value per combined share	$3.17

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning available cash and cash equivalents, financial performance and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this proxy statement/prospectus. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited, to statements concerning:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger, approval of the transaction by the shareholders of BabyUniverse and satisfaction of closing conditions to the transaction, including the receipt of regulatory approval, if any, and the anticipated benefits and risks associated with the business strategy of the combined company;

•	the combined company’s future operating results and the future value of its common stock;

•	the anticipated size or trends of the markets in which BabyUniverse and eToys Direct compete and the anticipated competition in those markets;

•	the combined company’s ability to attract customers in a cost-efficient manner;

•	the combined company’s ability to attract and retain qualified management personnel;

•	potential government regulation;

•	the combined company’s future capital requirements and the ability to satisfy its capital needs;

•	the potential for additional issuances of BabyUniverse’s securities;

•	the possibility of future acquisitions of businesses or assets; and

•	possible expansion into international markets.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the “Risk Factors” section below. These factors may cause our actual results to differ materially from any forward-looking statement.

Although each of BabyUniverse and eToys Direct believes that the expectations reflected in the forward-looking statements are reasonable, neither entity can guarantee future results, levels of activity, performance or achievements.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develop into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to the Merger

Failure to complete the merger may result in our obligation to pay a termination fee to eToys Direct and could harm our common stock price and future business and operations.

If the merger with eToys Direct is not completed, we may be subject to the following risks:

•	if the merger agreement is terminated under certain circumstances, we will be required to pay eToys Direct a termination fee of $1,567,178, and reimburse eToys Direct for the expenses incurred by it in connection with the transaction in a maximum amount of $1,500,000;

•	the price of our common stock may decline; and

•	our costs related to the merger must be paid by us even if the merger is not completed.

In addition, if the merger agreement is terminated and our board of directors determines to seek another business combination, there can be no assurance that we will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided in the merger.

The market price of our common stock may decline as a result of a completed merger with eToys Direct.

The market price of our common stock may decline as a result of the merger for a number of reasons including if:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on the combined company’s business and prospects of the merger.

Our shareholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, our shareholders will have experienced substantial dilution of their ownership interest without receiving a commensurate benefit.

Completion of the merger may result in dilution of future earnings per share to the shareholders of BabyUniverse.

The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either BabyUniverse or eToys Direct on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by BabyUniverse or eToys Direct if the merger had not occurred.

During the pendency of the merger, we may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement.

Covenants in the merger agreement impede the ability of both BabyUniverse and eToys Direct to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, we may be at a disadvantage to our competitors as a result of these foregone opportunities. In addition, while the merger agreement is in effect, subject to very narrowly defined exceptions, we are prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of BabyUniverse and eToys Direct will depend, in part, on the retention of key personnel. There can be no assurance that BabyUniverse will be able to retain its or eToys Direct’s key management personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger. Following the consummation of the merger, it is expected that the new management of the combined company will be composed primarily of the current management team of eToys Direct. Some members of this management team have no prior senior management experience at public companies.

If we do not successfully integrate our and eToys Direct’s business operations following a consummation of the merger, the anticipated benefits of the merger may not be fully realized or may not occur for an extended period of time.

If we do not successfully integrate the two companies upon completion of the merger, the anticipated benefits of the merger may not be fully realized or may not occur for an extended period of time. No assurance can be given that we will be able to integrate the two companies’ operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Successful integration of our businesses with eToys Direct’s businesses will depend primarily on our ability to consolidate operations, systems and procedures of the two companies. There can be no assurance that we will succeed in these consolidation efforts.

Because eToys Direct stockholders will receive a fixed percentage of the outstanding shares of BabyUniverse common stock in the merger, rather than a fixed value, if the market price of BabyUniverse common stock declines, eToys Direct stockholders will receive consideration in the merger of lesser value.

The aggregate percentage of shares of outstanding common stock of BabyUniverse to be issued to eToys Direct stockholders is fixed. Accordingly, the aggregate number of shares that eToys Direct stockholders will receive in the merger will not change, even if the market price of BabyUniverse common stock changes. In recent years, the stock market in general has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of BabyUniverse common stock. The market price of BabyUniverse common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price.

The costs associated with the merger are difficult to estimate and may harm the financial results of the combined company.

BabyUniverse and eToys Direct will incur substantial aggregate direct transaction costs associated with the merger, and additional substantial costs associated with the consolidation and integration of operations after the consummation of the merger, which cannot be estimated accurately at this time. If the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Following the consummation of the merger, our single largest shareholder and its affiliates will own in excess of 60% of our common stock and may be able to exercise significant influence over the outcome of matters to be voted on by our shareholders.

Following the consummation of the merger, certain entities within the D. E. Shaw group will collectively own in excess of 60% of our common stock. Accordingly, the D. E. Shaw group shareholders may be able to exercise significant influence with respect to the election of directors, offers to acquire us and other matters submitted to a vote of our shareholders. The D. E. Shaw group shareholders may have interests that are different from, or are in addition to, the interests of other shareholders generally.

Risks Relating to BabyUniverse

Our limited operating history makes it difficult for us to accurately forecast our revenues and appropriately plan our expenses.

We commenced operations in 1997 and have a limited operating history. As a result, it is difficult to accurately forecast our revenue and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenues. This inability could cause our net income in a given quarter to be lower, or our net loss in a given quarter to be higher, than expected.

We have incurred significant operating losses in the past and may not be able to sustain profitability in the future.

We experienced significant operating losses from our commencement of operations and have not been profitable on a full year basis except for 2004. As a result, our business has a limited record of profitability and may not become profitable or increase in profitability. If we are unable to acquire baby, toddler and maternity products at commercially reasonable prices, if revenues decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.

As a result of our significant operating losses in prior periods, we have accrued substantial net operating loss carryforwards. If we are unsuccessful in generating sufficient net income in future periods, these assets may expire before they are utilized.

We have significant working capital needs and if we are unable to obtain additional financing, when needed, we may not have sufficient cash flow to run our business.

As of March 31, 2007, our cash on hand amounted to just over $1.21 million. While we intend to finance our future operations primarily from our cash balance and from cash flow from operations, these sources may not provide us with adequate financing. In that event, we would need to seek additional financing from lenders and investors. If we are not able to obtain such adequate financing, when needed, it would have a material adverse effect on our financial condition and results of operations.

The terms of our indebtedness may restrict our ability to operate and grow our business

The terms of our Senior Loan and Security Agreement with Hercules Technology Capital, Inc. (the “Loan” or the “Loan Agreement”) impose restrictions on our ability to, among other things, borrow and make investments, acquire other businesses, and make capital expenditures and distributions on our capital stock. In addition, the Loan Agreement requires us to satisfy specified financial covenants, including a covenant to maintain a current ratio of at least 1.0 after December 31, 2006. As of March 31, 2007, the current ratio was 0.66-to-1.00. We notified the lender on May 31, 2007 that the default had been cured pursuant to the terms of the Loan Agreement. Our ability to comply with these provisions in the future depends, in part, on factors over which we may not have control. These restrictions could adversely affect our ability to pursue our operating and growth strategy. If we fail to maintain the required current ratio, we have certain rights to cure such failure with an equity financing, but there can be no assurance that we would be able to raise such equity financing to effectuate such a cure. If we were to breach any of our financial covenants or fail to make scheduled payments, and such breach continues beyond applicable cure periods, our creditors could declare all amounts owed to them to be immediately due and payable. We may not have available funds sufficient to repay the amounts declared due and payable and may have to sell our assets to repay those amounts. The Loan is secured by substantially all of our assets. If we cannot repay all amounts that we have borrowed under the Loan Agreement, our lender could proceed against our assets. As a condition to the consummation of the merger, all outstanding amounts under the Loan Agreement will be repaid.

Our quarterly operating results may fluctuate and could be below expectations because we operate in the retail sales industry, which is seasonal.

We operate in the retail sales industry, which is seasonal and dependent on general economic conditions, consumer spending and other factors. Our historical results of operations have been moderately seasonal, reflecting a general pattern of peak sales in mid-fourth quarter. We believe that our limited operating history and historical growth trends may have masked the effect of typical seasonal fluctuations. We cannot assure you that our business will continue its historical growth trend, or that it will not conform to industry norms for seasonality in future periods. Companies operating in the retail sales industry typically realize a disproportionate amount of their revenues during the fourth quarter of each calendar year. If our business begins to reflect industry norms for seasonality, we may incur significant additional expenses during our fourth quarter, including higher inventory of product and additional staffing in our fulfillment and customer support operations, in anticipation of increased sales activity. Consequently, if we were to experience lower than expected revenues during any future fourth quarter, whether from a general decline in economic conditions or other factors beyond our control, it would have a disproportionately large impact on our operating results and financial condition for that year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities and may cause a shortfall in revenues as compared to expenses in a given period, which would substantially harm our financial condition and results of operations.

Purchasers of baby, toddler and maternity products may not choose to shop online, which would prevent us from increasing revenues.

The online market for baby, toddler and maternity products is significantly less developed than the online market for books, music and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract consumers who have historically purchased baby, toddler and maternity products through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate, in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could dissuade consumers from purchasing baby, toddler and maternity products from us include:

•	concerns about buying baby, toddler and maternity products such as luxury strollers, expensive car seats and bedding for their child without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	delivery time and/or costs associated with Internet orders;

•	product offerings that do not reflect consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

We intend to undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our websites through internal development and growth. However, we intend to selectively pursue strategic acquisitions of companies in our industry. Integrating any newly acquired companies may be expensive and time-consuming. To finance any acquisition, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. Any such acquisition may involve a number of risks, including:

•	Financial risks, such as (1) potential liabilities of the acquired company; (2) costs associated with integrating acquired operations and businesses; (3) the dilutive effect of the issuance of additional equity securities; (4) the incurrence of debt; (5) the financial impact of valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and the amortization of other intangible assets; (6) possible adverse tax and accounting effects; and (7) overpayment for the company.

•	Operating risks, such as (1) the diversion of management’s attention to the integration of the businesses to be acquired; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the risk that key employees of the acquired businesses will leave after the acquisition; and (5) unforeseen difficulties in the acquired operations.

We cannot assure you that we will be able to consummate any acquisitions or, if consummated, successfully integrate the operations and management of future acquisitions. If we are unable to attract and consummate acquisitions, our growth could be adversely impacted.

We may not succeed in continuing to establish our brands, which would prevent us from acquiring customers and increasing our revenues.

Since we have a limited operating history, a significant component of our business strategy is the continued establishment and promotion of the BabyUniverse, DreamtimeBaby, PoshTots, PoshLiving, PoshCravings ePregnancy and BabyTV brands. Due to the highly-fragmented and competitive nature of the online market for baby, toddler and maternity products, if we do not continue to establish our brands, we may fail to build the critical mass of customers required to substantially increase our revenues. Promoting and positioning our brands will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality customer experiences. To promote our brands, we have incurred and will continue to incur substantial expenses related to advertising, public relations and other marketing efforts. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our financial condition and results of operations.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The baby, toddler and maternity products retail industry is intensely competitive, and we expect competition in the market to increase and intensify in the future. Increased competition may result in price pressure, reduced gross margins and loss of market share, any of which could substantially harm our financial condition and results of operations. Current and potential competitors include:

•	independent specialty stores;

•	retail baby, toddler and maternity products store chains;

•	other online retailers that sell baby, toddler and maternity products;

•	department stores, chain stores and mass retailers;

•	catalog and television shopping retailers;

•	discount superstores and wholesale clubs; and

•	online auction websites.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products.

Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for baby, toddler and maternity products than we can. In addition, larger, more established and better capitalized entities may acquire, invest in or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors can duplicate many of the products, services and content we offer, which could harm our financial condition and results of operations.

In order to increase revenues and to sustain or increase profitability, we must attract customers in a cost-effective manner.

Our success depends on our ability to attract customers in a cost-effective manner. We have relationships with providers of online services, search engines, directories and other websites and ecommerce businesses to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. Our agreements with these providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with which we have online-advertising arrangements could provide advertising services to other online or traditional retailers, including retailers with whom we compete. As a result, these parties may be reluctant to enter into or maintain relationships with us. Without these relationships, traffic to our websites could be reduced, which would substantially harm our financial condition and results of operations.

The shopping comparison portals on which we list our products (and through which we currently generate a significant percentage of our customer orders) may alter the terms of their merchant agreements at will, exposing us to a number of risks, including higher fees and an increased challenge of gaining prominent placement of our products on these portals.

By virtue of the listing of our products on the various shopping comparison portals through which we currently generate a significant percentage of our customer orders, we are subject to the terms and conditions of such portals’ merchant and similar agreements. These agreements differ from one shopping comparison portal to another, but, in general, they provide that the comparison shopping portals can freely alter the terms and conditions of such agreements.

This exposes us to a number of potential risks, including the risk that any or all of these portals may:

•	implement policies that prohibit our multiple website marketing strategy;

•	given their relative bargaining power as compared to listing merchants such as us, raise the minimum fees that some of these portals impose; and

•	alter the bases for a merchant’s initial or default listing on certain of these portals, which currently are dependent on such variables as the product price points or the quality of the merchant’s customer review ratings.

Changes in the terms and conditions of our merchant and similar agreements with the shopping comparison portals on which we list our products could change or limit our marketing strategies, which may, in turn, disadvantage us relative to our competitors, particularly those with greater financial resources, increase our operating expenses and otherwise harm our business.

Our failure to meet customer expectations with respect to price would adversely affect our financial condition and results of operations.

Demand for our products has been highly sensitive to pricing changes. In fact, we believe that a significant percentage of our online shoppers are greatly motivated by price. While we maintain manufacturer’s suggested retail pricing for some popular products, certain of our competitors may discount products below these levels. We may, therefore, be forced to lower prices for certain products. Any such changes in our pricing strategies have had and may continue to have a significant impact on our revenues, gross margins and net income. If we fail to meet customer expectations with respect to price in any given period, our revenues may be negatively impacted and our financial condition and results of operations would suffer.

We rely primarily on the sale of baby, toddler and maternity products for our revenues, and demand for these products could decline.

The volume and dollar value of purchases of baby, toddler and maternity products, such as strollers, car seats and bedding, may significantly decrease during economic downturns. The success of our business depends in part on macroeconomic factors such as employment levels, salary levels, tax rates and credit availability, all of which affect consumer spending and disposable income. Any reduction in consumer spending or disposable income may affect us more significantly than companies in other industries.

Our revenues and results of operations are, in part, dependent on the demand for strollers, car seats and bedding. Should prevailing consumer tastes for these products decline, demand for our products would decline and our business and results of operations would be substantially harmed.

Our brands and reputation and our ability to increase revenues may depend on our ability to successfully expand our product offerings.

Our ability to significantly increase our revenues and maintain and increase our profitability may depend on our ability to successfully expand our product lines and our targeted product end user age group beyond our current offerings. Specifically, we intend to expand our product offerings in the toddler and maternity markets. If we offer a new product category that is not accepted by consumers or if we offer a series of products that are recalled for safety reasons, our brands and reputation could be adversely affected, our revenues may fall short of expectations and we may incur substantial expenses that are not offset by increased revenues. Expansion of our product lines may also strain our management and operational resources.

If we decide to offer new product lines or categories, we may jeopardize our current reputation and experience a decline in our operating results.

We currently generate substantially all of our revenue from the sale of baby products. If we decide to commence offering new product lines or categories, our internal sales and delivery processes may not prove effective with respect to such other product categories. In addition, expansion into new product lines or categories may require us to incur significant marketing expenses and capital investments, develop sourcing arrangements with new vendors and comply with additional regulatory requirements. These requirements could strain our managerial, financial and operational resources. Additional challenges that may affect our ability to expand into new product categories include our ability to:

•	attract and retain suppliers to provide the expanded line of products to our customers on terms that are acceptable to us;

•	establish or increase awareness of new brands and product categories;

•	successfully market these new product offerings to existing and new customers;

•	achieve and maintain a critical mass of customers and orders across these product categories; and

•	maintain quality control over merchandise drop shipped directly by our suppliers to our customers.

We may not be able to successfully address any or all of these challenges. This could hamper a component of our growth strategy, damage our reputation in the eyes of our existing customers or suppliers, and cause a decline in our results of operations.

If our fulfillment operations are interrupted for any significant period of time, our reputation and brand could be damaged and our financial condition and results of operations would be substantially harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly and securely deliver our products to our customers. A portion of our inventory management, packaging, labeling and product return processes are performed from multiple facilities operated by other companies. Our newly-opened Las Vegas fulfillment center is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquakes and similar events. We do not currently maintain back-up power systems at our Las Vegas fulfillment center. Our insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center or a fulfillment center of one of our fulfillment vendors is interrupted. We may transfer or expand our fulfillment operations to a larger fulfillment center, or multiple fulfillment centers, in the future. Any interruptions in our fulfillment center operations for any significant period of time, including interruptions resulting from the transfer to a new facility or the conversion to newly developed warehouse management systems, could damage our reputation and brand and substantially harm our financial condition and results of operations.

Our failure to acquire inventory at commercially reasonable prices would result in higher costs and lower gross margins and damage our competitive position.

We purchase products for resale either directly from manufacturers, via drop ship arrangements or through our newly opened Las Vegas distribution center, or, to a lesser degree, through our California fulfillment agent. If we are unable to acquire inventory at commercially reasonable prices, our costs may exceed our forecasts, our gross margins and operating results may suffer and our competitive position could be damaged. The success of our business model depends, in part, on our ability to offer prices to customers that are at or below those of traditional baby retailers. We do not have supply agreements with our suppliers or such agreements are cancelable upon 30-days notice, and therefore, they can stop supplying us products at any time, for no reason and with limited or no notice. Our inability to maintain and expand these and other inventory supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our financial condition and results of operations.

If we fail to successfully expand our fulfillment capabilities, we may not be able to increase our revenues.

We fulfill approximately 39% of our orders through our leased Las Vegas fulfillment center and a third party warehouse and fulfillment center in St. Louis. We therefore rely extensively on other companies to fulfill our orders. If we or our vendors fail to quickly and efficiently fill customer orders, our operating results may suffer. The increased demand and other considerations may require us to significantly expand our fulfillment capabilities and facilities in the future. If we or our vendors do not successfully expand our or their fulfillment capabilities to accommodate increases in demand, we may not be able to substantially increase our revenues. Our efforts at expanding our fulfillment capabilities may cause disruptions in other areas of our business which could substantially harm our business and results of operations.

We rely on our suppliers and third-party carriers as a large part of our fulfillment process, and these third parties may fail to adequately serve our customers.

In general, we extensively rely on our suppliers to promptly ship products to us or directly to our customers. Any failure by our suppliers to sell and ship such products to us or our customers will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party shippers to ship products to us or directly to the customers. We also rely on third-party shippers for product shipments to our customers. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers’ abilities to provide delivery services to meet our and our suppliers’ shipping needs. Our suppliers’ and third-party carriers’ failure to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our financial condition and results of operations.

If we are unable to accurately manage our inventory, our costs of goods sold may increase more than expected and our reputation, financial condition and results of operations could suffer.

While we have historically maintained low levels of inventory, we have recently begun to increase the levels of inventory we carry. Therefore, changes in consumer tastes for our products will subject us to increased inventory risks. The demand for specific products can change between the time we order an item and the date we receive it. Also, if we, our drop shippers or our fulfillment partner under-stock one or more of our products, we may not be able to obtain additional units in a timely manner on terms favorable to us, if at all, which would damage our reputation and substantially harm our business and results of operations. In addition, if demand for our products increases over time, we may be forced to increase inventory levels. If one or more of our products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, or may not be able to sell the product at all, which would substantially harm our financial condition and results of operations.

Our failure to effectively manage the growth in our operations may prevent us from successfully expanding our business.

We have experienced, and in the future may experience, rapid growth in operations which has placed, and could continue to place, a significant strain on our operations, services, internal controls and other managerial, operational and financial resources. To effectively manage future expansion, we will need to maintain and/or expand our operational and financial systems and managerial controls and procedures, which include the following processes:

•	transaction-processing and fulfillment;

•	inventory management;

•	customer support;

•	management of multiple supplier relationships;

•	operational, financial and managerial controls;

•	reporting procedures; and

•	training, supervision, retention and management of our employees.

If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our financial condition and results of operations.

Any significant interruption in the availability or functionality of our websites, or our order processing, fulfillment, distribution or communications systems, for any reason could seriously harm our business.

We have used proprietary information technology systems for order fulfillment, merchandising and our ecommerce platform since our inception. We are continually improving the overall technology infrastructure to improve the shopping experience, order fulfillment capabilities and technical capacity. In that regard, we successfully completed a system conversion project during 2005 to replace our accounting and financial reporting system with software provided by a major software vendor, as well as several projects to improve the security and reliability of our networks.

During 2006, we continued our technology improvements with two additional important projects. The first related to the implementation of a system to improve our warehouse management system, which coincided with the opening of our new distribution center in Las Vegas in January 2006. The second project related to the replacement of our proprietary ecommerce platform through an outsourcing contract with a major vendor. The conversion to an entirely outsourced ecommerce platform will be completed in stages throughout 2007.

Our ability to receive and fulfill orders successfully through our websites is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems, including the successful conversion of those systems that are undergoing replacement or upgrade. Our systems and operations are vulnerable to unanticipated difficulties encountered during system conversion, upgrade or replacement, as well as to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, terrorist attacks, natural disasters and other catastrophic events, and errors in usage by our employees and customers. Any significant interruption in the availability or functionality of our websites, or our order processing, fulfillment, distribution or communications systems, for any reason could seriously harm our business.

If the hosting facilities where substantially all of our computer and communications hardware is located fail, our ability to effectively conduct business would be harmed.

Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins and similar events. We do not presently have entirely redundant systems in multiple locations and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our financial condition and results of operations.

We rely on the services of our key personnel, any of whom would be difficult to replace.

We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Our future success depends on our retention of key employees, including John C. Textor, our Chairman of the Board and Chief Executive Officer, who we rely on for management of our company, development of our business strategy and management of our strategic relationships. Executive officers of BabyUniverse are bound by employment and noncompetition agreements. However, many of our other key technical, fulfillment or management personnel are not bound by employment or noncompetition agreements, and, as a result, these employees could leave with little or no prior notice.

Failure to adequately protect our intellectual property could damage our reputation and brands and substantially harm our business, financial condition and results of operations.

Our success depends to a significant extent upon the protection of our proprietary intellectual property rights. We rely on a combination of trademarks, trade secrets, copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties may attempt to copy aspects of our website features and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our website, our content and our trademarks.

We have registered “BabyUniverse.com”, “DreamtimeBaby.com”, “PoshTots.com”, “PoshLiving.com”, “PoshCravings.com”, “ePregnancy.com” and “BabyTV.com”, and the related logos as trademarks in the U.S. and Canada. We have also applied for the registration of the logos in their current formats in the United States and expect to continue to pursue the registration of our key service marks in relevant jurisdictions from time to time. There can be no assurance that any of these applications will be approved, that any issued registration will protect our intellectual property or that third parties will not challenge our marks. In addition, it is possible that trademark protection may not be available or may not be sought in every country in which our services are made available online.

Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential infringement claims brought by owners of other registered trademarks that incorporate variations of our trademarks or servicemarks. Any claims or customer confusion related to our trademarks or service marks could damage our reputation and brands and substantially harm our business, financial condition and results of operations.

We currently hold several Internet domain names. Domain names generally are regulated by Internet regulatory bodies. We have not registered any country-specific domain names. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain relevant domain names in all of the countries in which we currently or intend to conduct business.

The domain name babyuniverse.co.nz is registered and owned by a company named Baby Universe based in New Zealand. We are not related to or affiliated with the New Zealand company. The New Zealand company sells baby products via the Internet and appears to be focused substantially on the markets of Australia and New Zealand, as it claims on its website that many of its overseas customers place orders for friends and relatives living in Australia and New Zealand. The New Zealand company also claims it can ship to and has customers located in the United States, Canada and other countries where we conduct or intend to conduct business in the future. We have advised the New Zealand website to cease and desist from shipping goods into the United States. Our inability to successfully assert the priority of our rights in the BabyUniverse or our other names, trademarks and brands in the United States or other countries could harm our business and results of operations.

Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. Finally, we intend to sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

Other parties may assert infringement or unfair competition claims against us. In the past, we have received notices from third parties alleging that our service marks infringe proprietary rights held by them. We may receive other similar notices from, or have lawsuits filed against us by, third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from operating our business as planned or whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

We offer our customers 30-day return policies that allow our customers to return most products (except special order items that are subject to a 30% restocking fee) if they are not satisfied with their purchase for any reason. Actual merchandise returns are difficult to predict and may significantly exceed our projections or our expectations. Any significant increase in merchandise returns above our allowances would substantially harm our business, financial condition and results of operations.

We may be unsuccessful in expanding our operations internationally.

To date, we have made very limited international sales, but we anticipate expanding our international sales in the long term. Any international expansion plans we choose to undertake will require management attention and resources and may be unsuccessful. We have minimal experience in selling our products in international markets or in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We do not currently have any international fulfillment, distribution or server facilities or any website content localized for foreign markets and we cannot be certain that we will be able to establish a global presence if we choose to expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand internationally may also be limited by the demand for our products and the adoption of ecommerce in these markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our financial condition and results of operations to suffer.

Any future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

•	the need to develop new supplier and shipper relationships;

•	unexpected changes in international regulatory requirements and tariffs;

•	higher costs, and longer delivery times, associated with international shipping;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles from credit card companies;

•	potential adverse tax consequences;

•	lack of infrastructure to adequately conduct ecommerce transactions or fulfillment operations;

•	the inability to use our various brand names or trademarks;

•	price controls or other restrictions on or fluctuations in foreign currency; and

•	difficulties in obtaining export and import licenses.

Our failure to successfully expand our operations internationally may cause our financial condition and results of operations to suffer.

If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business will be harmed.

Our future revenues and profits are substantially dependent upon the continued use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly publicized failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brand and substantially harm our financial condition and results of operations.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	the need to develop new supplier and shipper relationships;

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulation.

Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich website that requires the transmission of substantial data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high speed Internet connectivity technologies.

Our revenues may be negatively affected if we are required to charge taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products we sell, except for certain corporate level taxes and sales taxes with respect to purchases shipped to customers located in the states of Florida, Nevada and Virginia. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our financial condition and results of operations.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of Florida, Nevada and Virginia from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the states of Florida, Nevada and Virginia could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Florida, Nevada and Virginia. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenues.

Government regulation of the Internet and ecommerce is evolving and unfavorable changes could substantially restrict our ability to do business and harm our financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and ecommerce. Unfavorable resolution of these issues may substantially harm our financial condition and results of operations.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our financial condition and results of operations.

A significant predicate for online commerce and communications is customer confidence in the secure transmission of confidential information over public networks, and a failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a significant number of our customers authorize us to bill their credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brands and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Interruptions to our systems that impair customer access to our websites would damage our reputation and brands and substantially harm our financial condition and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruption that results in the unavailability of our websites or reduced order fulfillment performance could result in negative publicity, damage our reputation and brands and cause our business and results of operations to suffer. Although we have not experienced any material disruption in our services to date, we may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, software errors or an overwhelming number of visitors trying to reach our websites during periods of strong demand or promotions. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems, and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our failure to address risks associated with credit card fraud could damage our reputation and brands and may cause our financial condition and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our revenues increase. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brands and substantially harm our financial condition and results of operations.

Our failure to rapidly respond to technological change could result in our services or systems becoming obsolete and substantially harm our financial condition and results of operations.

As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our websites, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. Our failure to do so would substantially harm our financial condition and results of operations.

Risks Relating to BabyUniverse Common Stock

The market price of our common stock may experience substantial fluctuations for reasons over which we have little control.

Our common stock is traded on The Nasdaq Capital Market. The stock price and the share trading volume for companies in the retail sales industry is subject to significant volatility. Both company-specific and industry-wide developments, as well as changes to the overall condition of the US economy and stock market, may cause this volatility. The market price of our common stock could fluctuate up or down substantially based on a variety of factors, including the following:

•	future announcements concerning us, our competitors, and the companies with whom we have relationships or the online market for baby, toddler and maternity products;

•	changes in operating results from quarter to quarter;

•	sales of stock by insiders;

•	changes in government regulations;

•	changes in estimates by analysts;

•	news reports relating to trends in our markets;

•	the seasonal nature of the retail sales industry;

•	acquisitions and financings in our industry; and

•	the overall volatility of the stock market.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may adversely affect the market price of our common stock.

Our single largest shareholder and our management team collectively own approximately 46.6% of our common stock and may be able to exercise significant influence over the outcome of matters to be voted on by our shareholders.

As of June 14, 2007, John C. Textor, the other members of our management team, and certain of Mr. Textor’s affiliates that he controls, together beneficially owned approximately 46.6% of the outstanding shares of our common stock. Mr. Textor is the Chairman of our Board of Directors and our Chief Executive Officer. Accordingly, Mr. Textor, together with the other members of our management team, may be able to exercise significant influence with respect to the election of directors, offers to acquire us and other matters submitted to a vote of our shareholders, including the matters to be voted on at the special meeting of BabyUniverse shareholders.

Risks Relating to eToys Direct

References to “we”, “us”, and “our” in the risk factors discussed under this caption are to eToys Direct.

Our limited operating history makes evaluation of our business difficult.

We were originally incorporated in February 2004 and began selling products in May 2004 with the acquisition of certain assets of KB Online Holdings, LLC. As a result, we have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our business and prospects in light of the risks and difficulties we may face as an early stage company with limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and operating experience and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to successfully address these risks and difficulties would seriously harm our business.

We have a history of significant losses. If we do not achieve or sustain profitability, our financial condition and stock price could suffer.

We have a history of losses and we may continue to incur losses for the foreseeable future. As of February 3, 2007, our accumulated deficit was approximately $49.2 million. We have not achieved profitability for a full fiscal year. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, we may not be able to achieve full fiscal year profitability in the near future or at all. Even if we do achieve full fiscal year profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve full fiscal year profitability within a short period of time, or at all, or if we are unable to sustain profitability at satisfactory levels, our financial condition could be adversely affected.

Because we experience seasonal fluctuations in our net sales, our quarterly results will fluctuate and our annual performance will depend largely on results from one quarter.

Our business is highly seasonal, reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. Typically, a substantial portion of our net revenues occur during our fourth fiscal quarter ending around January 31. We generally experience lower net revenues during the first, second and third fiscal quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. The fourth fiscal quarter accounted for approximately 74% of our net revenues in the fiscal year ended February 3, 2007. We cannot predict with certainty what percentage of our total net revenues for fiscal year 2008 will be represented by our fourth fiscal quarter revenues. In anticipation of increased sales activity during the fourth fiscal quarter, we incur significant additional expenses, including substantially higher inventory and staffing costs. If sales for the fourth fiscal quarter do not meet anticipated levels, then increased expenses may not be offset, which would adversely affect our financial condition. If we were to experience lower than expected sales during our fourth fiscal quarter, it would have a disproportionately large negative impact on our annual operating results and financial condition for that fiscal year.

Our operating results are volatile and difficult to predict.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors including those discussed in this proxy statement/prospectus, many of which are outside of our control. Further, because our business is seasonal, our operating results may vary significantly from one quarter to the next as part of our normal business cycle. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of one quarter as an indication of our future performance. It is likely that in some future quarter our operating results may fall below projections or the expectations of securities analysts and investors.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

We anticipate that we may need to raise additional capital in the future to facilitate long-term expansion, to respond to competitive pressures or to respond to financial requirements. Since our inception, we have experienced negative cash flow from operations on a fiscal year basis and may experience negative cash flow from operations on a fiscal year basis in the future. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. We may also be subject to high interest rates or substantial restrictive covenants. Any failure to obtain necessary capital on commercially reasonable terms could have severe consequences on our business. Further, an inability to obtain additional financing could require us to scale back, or fail to address opportunities for expansion or enhancement of, our operations.

We have grown quickly and if we fail to manage our growth, our business will suffer.

We have rapidly and significantly expanded our operations, and anticipate that further significant expansion, including the possible acquisition of third-party assets, technologies or businesses, will be required to address market opportunities and desired growth in our customer base. Any such investment or acquisition may further strain our financial and managerial controls and reporting systems and procedures. These difficulties could disrupt or make it more difficult to plan and forecast our business, distract our management and employees or increase our costs. Prior expansion has placed, and any future expansion is expected to continue to place, a significant strain on our management, operational and financial resources. If we are unable to manage growth effectively, including integration of new personnel, implement proper controls and systems in an efficient manner, or successfully integrate any assets, technologies or businesses that we may acquire, or if we acquire assets, technologies or business that do not prove complementary to us, our business, financial condition and results of operations would be affected adversely.

We experience intense competition.

We operate in a highly competitive environment. We principally compete with a variety of big box discount stores, online retailers, specialty retailers and other catalog merchants that offer products similar to or the same as our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net revenues and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost.

We compete with a variety of other companies, including other online companies that include children’s and baby products as part of their product offerings, such as Amazon.com, ebay.com and Overstock.com. We also compete with traditional store-based toy, children’s and baby product retailers such as Toys R Us, Wal-Mart and Target. Most of the traditional store-based competitors also offer their products online. Additionally, some manufacturers of children’s and baby products currently sell some of their products directly online. Competition is principally based on product variety, quality and availability, price, convenience, advertising and promotion, customer support and service. Some of our competitors may have greater financial resources, lower merchandise acquisition costs, and lower operating expenses than our Company.

Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children’s toys, video games, software, videos and music products. Many of our traditional store-based, catalog-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established and well-financed entities may establish more robust online sales operations in the future. Our competitors may be able to secure products from vendors on more favorable terms, provide popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

Increased competition and lessening of brand loyalty is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. In addition, the children’s products industries, including toys, video games, software, video, books, music and baby-oriented products, are intensely competitive. If we fail to compete successfully, we could face lower sales and may decide or be compelled to offer greater discounts to our customers, which could result in decreasing our ability to become profitable.

Our failure to rapidly respond to changes in our industry could result in loss of our competitiveness and could harm our financial condition and results of operations.

The U.S. retail industry, the specialty retail industry in particular, and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond effectively to changes in the retail industry and online commerce sectors. If we are unable to maintain or increase our market share or compete effectively in the retail gift market, our business, financial condition and operating results would be affected adversely.

If we fail to offer a broad selection of innovative merchandise that consumers find attractive, our revenues could decline or fail to reach anticipated levels.

In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products. These products must satisfy the diverse tastes of our customers and potential customers. To be successful, our product offerings must be competitively priced, well made, innovative and attractive to a wide range of consumers whose preferences may change. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If a wide range of consumers do not find our products attractive or if we are required to reduce our prices, our revenues and earnings may decline or fail to meet expected levels.

If our license agreement with KB Holdings LLC or our strategic retail relationships with national retailers are terminated, our business may be adversely effected.

We operate KBToys.com under a long term license agreement with KB Holdings LLC. In addition we have established strategic retail relationships with the online stores of major national retailers, such as Amazon,

Buy.com, Kmart, Macys, QVC and Sears. If these arrangements are terminated our business, results of operations and financial condition may be materially adversely effected. In addition, if the business of KB Toys or these major national retailers deteriorates and therefore the revenues we derive from these sites is reduced, our business, results of operations and financial condition may be materially adversely effected.

Failure to successfully manage or expand our fulfillment and distribution operation would have a material adverse effect on us.

Our fulfillment and distribution operation is located in leased facilities in Blairs, Virginia. We have limited experience and have encountered difficulties in the past managing our fulfillment and distribution operations, and we may encounter difficulties managing our fulfillment and distribution operations in the future. If we are unable to manage successfully our fulfillment and distribution operations and to meet our customers’ expectations regarding personalization, presentation and delivery, our business, reputation, operations and financial condition could be seriously harmed. Further, any difficulty in managing our fulfillment and distribution operations could require us to find one or more third parties to provide these services for us. If we are required to engage one or more service providers, we could incur higher fulfillment expenses than anticipated or incur additional costs for balancing merchandise inventories among multiple fulfillment facilities. Further, we may need to expand and upgrade our fulfillment operations in the future to accommodate increases in customer orders, increased demand for personalized products or changes in available technology. If we fail to successfully manage, expand or make necessary upgrades to our fulfillment and distribution operations in a timely and cost-effective manner, it would have a material adverse effect on our business.

If we do not manage our inventory levels successfully, our operating results may be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. Rapidly changing trends in consumer tastes for gift items expose us to significant inventory risks, particularly during our critical fourth fiscal quarter when inventory levels are highest due to the holiday shopping season. Consumer preferences can change between the time we order a product and the time it is available for sale. We base our product selection on our projections of consumer tastes and preferences in a future period, and we cannot guarantee that our projections of consumer tastes and preferences will be accurate. In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would require the use of additional working capital and subject us to additional inventory risks. In the past, some of our popular items were not stocked in quantities sufficient to meet the demand for such items, which likely led to missed sales opportunities. Our failure to stock sufficient quantities of popular products would cause us to miss revenue opportunities and could cause our customers to become dissatisfied and look to our competitors for their gift items, which could also harm our business and reputation. If we fail to stock popular products in sufficient quantities or if we overstock products, our business, financial condition and operating results would be affected adversely.

We face the risk of inventory shrinkage.

We are subject to the risk of inventory loss and theft. Although we believe that the levels of inventory shrinkage that we have suffered in the past are within an acceptable range, we cannot assure you that incidences of inventory loss and theft will not increase in the future or that the security measures we have taken in the past will effectively address the problem of inventory theft. If we were to suffer higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

We may have difficulty in product sourcing.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which they sell to us or discontinue selling to us at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise.

For the fiscal year ended February 3, 2007, our top 20 vendors worldwide, based on our purchase volume in dollars, represented approximately 55% of the total products we purchased. Our inability to acquire suitable merchandise on acceptable terms or the loss of one or more key vendors could have a negative effect on our business and operating results, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase. Additionally, some of our competitors are manufacturers that we source product from and our competitors may have stronger relationships with the same vendors or have a greater number of exclusive relationships than we do.

In addition, our vendors are subject to certain risks, including labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, and general economic and political conditions, that could limit our vendors’ ability to provide us with quality merchandise on a timely basis and at a price that is commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Our vendors’ failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an attendant increase in our routine litigation costs. Further, any merchandise that does not meet our quality standards could become subject to a recall, which would damage our reputation and brands, and harm our business.

Our inability to obtain commercial insurance at acceptable prices might have a negative impact on our business.

Insurance costs continue to be volatile, affected by natural catastrophes, fear of terrorism and financial irregularities and fraud at publicly traded companies. We believe that commercial insurance coverage is prudent for risk management, and insurance costs may increase substantially in the future. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable prices. Any changes could have a considerable effect upon future claim costs and currently recorded liabilities and could have a material impact on our consolidated financial statements.

International events could delay or prevent the delivery of products to our warehouse.

A significant portion of the products sold by us are manufactured outside of the United States, primarily in Asia. As a result, any event causing a disruption of imports, including the imposition of import restrictions or trade restrictions in the form of tariffs, “antidumping” duties, acts of war, terrorism or diseases such as the bird flu, could increase the cost and reduce the supply of products available to us, which could, in turn, negatively affect our sales and profitability. In addition, over the past few years, port-labor issues, rail congestion, and trucking shortages have had an impact on all direct importers. Although we attempt to anticipate and manage such situations, both our sales and profitability could be adversely impacted by such developments in the future.

International factors could negatively affect our business.

We are subject to the risks inherent in conducting our business across national boundaries, many of which are outside of our control. These risks include the following:

•	Economic downturns;

•	Currency exchange rate and interest rate fluctuations;

•	Changes in governmental policy, including those relating to taxation;

•	International military, political, diplomatic and terrorist incidents;

•	Government instability;

•	Nationalization of foreign assets; and

•	Tariffs and governmental trade policies.

We cannot ensure that one or more of these factors will not negatively affect our business and financial performance.

If we offer new product categories that do not achieve market acceptance, our brand and reputation could be damaged and we could fail to attract new customers.

Any new product category that is launched or acquired by us, which is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to attract new customers, which could result in our net sales failing to reach expectations. The expansion of our business to include any other new product category may require significant additional expenses, and may strain our management, financial and operational resources. This type of expansion would also subject us to increased inventory risk.

Our operating results could suffer if we fail to offer or sell sufficient quantities of proprietary products.

The customized dolls and related products sold by our My Twinn business are designed in-house based on specifications provided by our customers. As proprietary products generally carry higher gross margins than widely available products, any failure to offer and sell large numbers of proprietary products could prevent us from achieving our gross margin objectives. If we are unable for any reason to design or source popular proprietary products or if we are unable to sell sufficient quantities of proprietary products during any future period, our operating results will be adversely affected.

Our facilities and systems are vulnerable to natural disasters and other unexpected problems. The occurrence of a natural disaster or other unexpected problem could damage our reputation and brand and reduce our net sales.

We are vulnerable to natural disasters and other unanticipated problems that are beyond our control. Our office facilities in Denver, Colorado, Pittsfield, Massachusetts and Blairs, Virginia house substantially all of our product development and information systems. Our third-party Web site hosting facilities located in Denver, Colorado house substantially all of our computer and communications hardware systems. Our distribution facilities located in Virginia house substantially all of our product inventory. A natural disaster, such as an earthquake, or extreme weather or other comparable events that are beyond our control could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders. Any such interruptions or delays at these facilities would reduce our net sales. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquakes and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In addition, the failure by the third-party facilities to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could damage our reputation and brand and impair our business. In 2005, our business and financial results were negatively effected as a result of interruptions and delays to our deliveries out of our Blairs, Virginia facilities caused by a major snow storm during the holiday period.

Delivery of our merchandise could be delayed or disrupted by factors beyond our control, and we could lose customers as a result.

As timely gift delivery is essential to our customer’s satisfaction, any delay, disruption or inaccuracy in order, fulfillment and delivery for any reason, particularly during the holiday shopping season, could cause us to lose customers and negatively affect our business and reputation. In addition, we rely upon third-party carriers for timely delivery of our product shipments. As a result, we are subject to carrier disruptions and delays due to factors that are beyond our control, including employee strikes and inclement weather.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

Our ability to receive and fulfill orders successfully through our websites is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events (such as natural disasters or terrorist attacks), and errors in usage by our employees and customers. The uninterrupted operation of our computer and communications hardware and software systems may also be dependent upon the continued performance of third party vendors and/or service providers with whom we have contracted. In the event that one of our third party service providers fails for any reason to perform its obligations in a timely or efficient manner, or at all, our operations could be interrupted or adversely affected or we could be required to incur additional, unanticipated costs. Further, our servers are located at the facilities of, and hosted by, a third-party service provider in Denver, Colorado. In the event that this service provider experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we could be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves.

We cannot assure you that, in the event it became necessary to switch hosting facilities, we would be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Any significant loss of data or interruption in the availability or functionality of our websites, or our sales processing, fulfillment or communications systems for any reason, particularly an interruption during the holiday season, could seriously harm our business and operating results. Further, any significant additional expenses incurred as a result of any failure by a third party to perform obligations in a timely or efficient manner or any significant costs associated with finding a new vendor or service provider or taking over responsibilities ourselves would have an adverse impact on our business, financial condition and operating results.

If we do not successfully expand our websites and order processing systems or respond to rapid technological changes, we could lose customers and our net revenues could decline.

If we fail to upgrade our websites in a timely manner to accommodate higher volumes of traffic, our websites’ performance could suffer and we may lose customers. In addition, if we fail to expand the computer systems that we use to process and ship customer orders and process customer payments, we may not be able to fulfill customer orders successfully. As a result, we could lose customers and our net revenues could be reduced. Further, to remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements, or if new industry standards and practices emerge, our existing websites and systems may become obsolete or unattractive. Developing and enhancing our websites and other systems entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our websites, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards. If we are unsuccessful in upgrading our systems to accommodate higher traffic or developing or implementing new technologies that enable us to meet evolving industry standards and remain competitive, our operating results would be seriously harmed.

The loss of our senior management or other key personnel could harm our current and future operations and prospects.

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel. Although we have entered into employment arrangements with Michael J. Wagner, our Chief Executive Officer, and many members of our senior management, no assurances can be given that we will be able to retain Mr. Wagner or other members of our senior management. Our performance also depends on our ability to retain and motivate other key employees. The loss of the services of Mr. Wagner or other key employees for any reason could harm our business, financial condition and operating results.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer sales and service personnel. Competition for such personnel is intense and we cannot assure you that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer sales and service personnel would harm our business, financial condition and results of operations. Moreover, competition is particularly intense for highly-qualified senior officers in our industry, and a variety of factors could make it difficult for us to attract the right candidates in the near term or at all. In the event that we cannot hire and retain qualified senior officers in a timely manner, our business could be adversely affected.

We rely on seasonal and temporary employees during periods of peak activity and any failure by such employees to adequately perform their jobs could adversely affect our operations.

We depend on temporary and seasonal employees to adequately staff our fulfillment facility and customer sales and service facilities during busy periods such as the holiday shopping season, including individuals responsible for gift personalization and packaging and responding to consumer inquiries. Temporary employees may not have the same levels of training or commitment as full-time employees and, as a result, may be more likely to provide unsatisfactory service. We cannot assure you that we will continue to receive adequate assistance from our temporary employees, or that we will continue to have access to sufficient numbers of competent temporary employees on a cost-effective basis, particularly during the critical holiday shopping season. If we are unable to adequately staff our fulfillment and customer sales and service facilities, particularly during the holiday shopping season and other periods of increased activity or if our temporary and seasonal employees do not provide satisfactory service, our operations and sales during such period could suffer, and our reputation could be harmed.

Increased merchandise returns and a failure to accurately predict merchandise returns could harm our business.

As part of our customer service commitment, we maintain a merchandise return policy that allows recipients to return merchandise received from us if they are dissatisfied with those items. We make allowances for merchandise returns in our financial statements based on historical return rates and other factors. We cannot assure you that actual merchandise returns will not significantly exceed our allowances for returns. In addition, because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise in our catalogs, the introduction of new catalogs, increased sales over the Internet, changes in our merchandise mix, changes in the habits of our gift item recipients, or other factors will not cause actual returns to exceed return allowances, perhaps significantly. Any increase in merchandise returns that exceed our allowances would affect our business adversely. Also, returned merchandise that is personalized or damaged likely cannot be re-sold, creating non-recoverable inventory costs which detrimentally affects our operating results.

If we are unable to successfully manage the costs of our catalog operations or our catalogs fail to produce sales at satisfactory levels it could adversely affect our business.

Our catalogs have been an important tool for the acquisition and retention of customers. We believe that the success of our catalogs as a cost-effective marketing tool depends on the following factors:

•	effective management of costs associated with the production and distribution of our catalogs;

•	achievement of adequate response rates to our mailings;

•	displaying a mix of merchandise in our catalogs that is attractive to our customers;

•	production of aesthetically appealing catalogs; and

•	timely delivery of catalog mailings to our customers

Catalog production and mailings entail substantial paper, printing, postage and human labor costs. Increases in the costs of producing and distributing catalogs, including increases in postage rates or paper, photography, or printing costs, may reduce the margin on sales derived from our catalogs. The U.S. Postal Service is likely to increase its postage rates in the future and other delivery services that we utilize to deliver our products also will likely raise their rates in the future, which could significantly increase the aggregate cost of mailing our catalogs. As we incur nearly all of the costs associated with our catalogs prior to mailing, we are unable to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalogs. In addition, response rates to our mailings and, as a result, revenues generated by each mailing, are affected by factors such as constantly changing consumer preferences and our ability to include a product assortment that satisfies those preferences, economic conditions, the timing and mix of catalog mailings, the timely delivery by the postal system of our catalog mailings, and changes in our merchandise mix, several or all of which may be outside of our control. In recent periods, we have experienced slower growth in revenues from our catalog channel than in our online channels and we expect this trend towards slower catalog growth to continue. If we were to experience an increase in the costs associated with producing or delivering our catalogs or a delay in distributing our catalogs or if our catalogs fail to produce sales at satisfactory levels, our operating results would be adversely affected.

We are dependent on the success of our advertising and marketing efforts which are costly and may not achieve desired results.

Our revenues depend on our ability to advertise and market our products effectively through our catalogs and other advertising and marketing efforts. If we do not successfully advertise and market our products, our operating results will be significantly and adversely affected. Increases in the cost of advertising and marketing, including paper and postage costs, the costs of online marketing and the costs of complying with applicable regulations, may limit our ability to advertise and market our business in a cost-effective manner. In addition, individuals are increasingly using software programs that block certain email marketing campaigns, and certain federal and state laws and regulations may restrict our ability to effectively utilize email as a marketing tool. If we decrease our advertising, or marketing activities, if the effectiveness of such activities is diminished due to increased costs, restrictions enacted by regulatory agencies or for any other reason, or if our current advertising strategy does not yield anticipated results, our future operating results could be adversely affected.

The shopping comparison portals on which we list our products (and through which we currently generate a significant percentage of our customer orders) may alter the terms of their merchant agreements at will, exposing us to a number of risks, including higher fees and an increased challenge of gaining prominent placement of our products on these portals.

By virtue of the listing of our products on the various shopping comparison portals through which we currently generate a significant percentage of our customer orders, we are subject to the terms and conditions of such portals’ merchant and similar agreements. These agreements differ from one shopping comparison portal to another, but, in general, they provide that the comparison shopping portals can freely alter the terms and conditions of such agreements.

This exposes us to a number of potential risks, including the risk that any or all of these portals may:

•	implement policies that prohibit our multiple website marketing strategy;

•	given their relative bargaining power as compared to listing merchants such as us, raise the minimum fees that some of these portals impose; and

•	alter the bases for a merchant’s initial or default listing on certain of these portals, which currently are dependent on such variables as the product price points or the quality of the merchant’s customer review ratings.

Changes in the terms and conditions of our merchant and similar agreements with the shopping comparison portals on which we list our products could change or limit our marketing strategies, which may, in turn, disadvantage us relative to our competitors, particularly those with greater financial resources, increase our operating expenses and otherwise harm our business.

In order to obtain future revenue growth and achieve and sustain profitability we will have to attract customers on cost-effective terms.

Our success depends on our ability to attract customers on cost-effective terms. We have relationships with online services, search engines, directories and other websites and ecommerce businesses to provide [content], advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites and to generate new customers. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers and our financial condition could be harmed. In addition, certain of our online marketing agreements may require us to pay upfront fees and make other payments prior to the realization of the sales, if any, associated with those payments. Accordingly, if these agreements or similar agreements that we may enter into in the future fail to produce the sales that we anticipate, our results of operations will be adversely affected.

Further, many of the parties with which we may have online-advertising arrangements could provide advertising services for other online or traditional retailers and merchandise liquidators. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may result in termination of these relationships by these third parties. Without these relationships, our revenues, business, prospects, financial condition and results of operations could suffer.

If we are unable to provide satisfactory customer service, we could lose customers.

Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our call center. Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, we may be unable to attract and retain adequate numbers of competent customer service representatives, which is essential in creating a favorable interactive customer experience. If we are unable to continually provide adequate staffing for our customer service operations, our reputation could be seriously harmed.

In addition, we cannot assure you that email and telephone call volumes will not exceed our present system capacities. If this occurs, we could experience delays in placing orders, responding to customer inquiries and addressing customer concerns. Although we are currently implementing plans to expand its capacity, our customer sales and service facility currently accommodates customer sales and service representatives at close to its capacity during our peak sales period. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer sales and service or adequately staff our customer sales and service operations would likely impair our reputation and have an adverse effect on our business and operating results.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, partners, suppliers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Further, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we may sell our products and offer our services or whose residents have access to our websites presently or in the future. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our business would be harmed.

We rely on technologies that we license from third parties that may not be available to us in the future.

We also rely substantially on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology of lower quality or at greater cost, or we may be prevented from providing features or functionality on our websites that our customers and potential customers desire, any of which could materially adversely affect our business, operating results and financial condition.

Intellectual property claims against us could be costly and could impair our business.

Other parties may assert infringement or unfair competition claims against us. In the past, we have been subject to claims or received notices from third parties alleging that our trademarks or product offerings infringe proprietary rights held by them. From time to time we also receive claims and become a defendant in lawsuits alleging that our Internet marketing program and website operations infringe patents held by third parties. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from offering popular products or operating our business as planned. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims either against us or against those who license technology to us, we may be required to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third-party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

We may be subject to litigation proceedings that could adversely affect our business.

In addition to the litigation risks mentioned above, it is possible that, in the course of our business, we could be subject to legal claims or proceedings involving consumer, employment, stockholder, contract or other matters. If we are required to defend against a legal claim or deem it necessary or advisable to initiate a legal proceeding to protect our rights, the expense and distraction of such a claim or proceeding, whether or not resolved in our favor, could adversely affect our business. Further, if a claim or proceeding were resolved against us or if we were to settle any such dispute, we could be required to pay damages or refrain from certain activities, which could have an adverse impact on our business, financial condition and operating results.

Poor economic conditions may constrain discretionary consumer spending on retail products such as ours.

Consumer spending patterns, particularly discretionary spending for products such as ours, are affected by, among other things, prevailing economic conditions, stock market volatility, wars, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation, and consumer confidence. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. Our business and revenues have been, and in the future could be, negatively affected by poor economic conditions and any related decline in consumer demand for discretionary items such as our products. We face uncertainty in the degree to which poor performance in the retail industry, decreased consumer confidence or any economic slowdown will negatively affect demand for our products. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results, which could seriously harm our financial condition.

Toy sales may be negatively impacted by the trend toward age compression.

Toy sales may be negatively impacted by “age compression,” which is the acceleration of children leaving traditional play categories at increasingly younger ages for more sophisticated products such as cell phones, DVD players, CD players, MP3 devices, and other electronic products. The age compression pattern tends to decrease consumer demand for traditional toys. To the extent that we are unable to offer consumers more sophisticated products or that these more sophisticated items are also available at a wider range of retailers than our traditional competitors, our sales and profitability could be detrimentally affected and we could experience excess inventories.

Sales of video games tend to be cyclical and may result in fluctuations in our results of operations.

Sales of video games, which accounted for approximately 8% of our sales for the fiscal year ended February 3, 2007, have been cyclical in nature in response to the introduction and maturation of new technology. Following the introduction of new video game platforms, sales of these platforms and related software and accessories generally increase due to initial demand, while sales of older platforms and related products generally decrease as customers migrate toward the new platforms. New video game platforms have historically been introduced approximately every five years. If video game platform manufacturers fail to develop new hardware platforms, our sales of video game products could decline.

Our business exposes us to personal injury and product liability claims which could result in adverse publicity and harm to our brand and our results of operations.

We are potentially subject to product liability claims for the products that we sell. While our purchase orders generally require the manufacturer to indemnify us against any product liability claims, there is a risk that if the manufacturer becomes insolvent or if proper indemnification provisions are not in effect at the time we seek indemnification then we would not be indemnified. Any personal injury claim made against us or, in the event the manufacturer was insolvent, any product liability claim made against us, whether or not it has merit, could be time consuming, result in costly litigation expenses and damages, result in adverse publicity or damage to our brand and have an adverse effect on our results of operations.

We are potentially subject to additional product liability claims for all products that are sold exclusively by us and carry our brand name. Our My Twinn business works on a cooperative basis with various manufacturing companies to produce proprietary products carrying the My Twinn brand. Although these products are manufactured by other companies, some of the products, specifically the My Twinn® doll, are assembled in the U.S. by My Twinn. Additionally, our eToys Direct business has begun offering its own proprietary products that will carry the eToys Direct brand. We could be subject to additional product liability claims and unable to obtain indemnification from the companies that manufacture these products.

Our success is tied in large part to the continued use of the Internet by a large number of consumers.

Our future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of commerce and communication. Factors which could reduce the widespread use of the Internet include:

•	actual or perceived lack of privacy protection;

•	actual or perceived lack of security of credit card information;

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	increased governmental regulation and taxation; and

•	decreased use of personal computers.

Any decrease or less than anticipated growth in Internet usage could significantly harm our business.

Customers may be unwilling to purchase goods on the Internet.

Our long-term prospects depend upon the general public’s increasing willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop into an effective and reliable tool for consumer purchases would seriously damage our future operations. Online commerce is a relatively new concept, and online purchases may decline or fail to increase as projected. The future of online commerce is uncertain, many online commerce companies have ceased operations in recent years and most existing online commerce companies have a relatively short operating history. If consumers are unwilling to use the Internet to purchase retail products, our business will be significantly harmed.

The security risks of online commerce, including credit card fraud, may discourage customers from purchasing goods from us.

In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause consumers to lose confidence in the security of our websites and choose not to purchase from us. Although we take the security of our systems very seriously, we cannot guarantee that our security measures will effectively prohibit others from obtaining improper access to our information and information of our customers. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could adversely affect our business. We do not carry insurance against the risk of credit card fraud, so the failure to prevent fraudulent credit card transactions could reduce our net revenues and gross margin. We may suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, operating results and financial condition.

Existing or future government regulation could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet, including consumer protection laws, user privacy laws and laws and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to our customers of our policies and practices regarding non-public personal information that we collect and use, including whether we share that information with third parties, must provide advance notice of any changes to our privacy policies and must inform our customers about how they can review and/or correct the non-public personal information we possess about them. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels.

These laws and regulations could cover issues such as freedom of expression, pricing, consumer privacy, fraud, quality of products and services, taxation, advertising, adult-oriented content, defamation, intellectual property rights, identity theft and information security. Applicability of existing laws to the Internet relating to issues such as trademarks, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. Many of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the recent federal law regulating the commercial use of e-mail (popularly known as “CAN-SPAM”), are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business, operating results and financial condition.

In 2003, the California legislature enacted new sections of the Civil Code that require any company that does business in California and possesses computerized data, in unencrypted form, containing certain personal information about California residents to (i) provide prompt notice to such residents if that personal information was, or is reasonably believed to have been, obtained by an unauthorized person such as a computer hacker and (ii) implement and maintain reasonable security procedures and practices to protect that information from unauthorized access, destruction, use, modification or disclosure. The law defines personal information as an individual’s name together with one or more of that individual’s social security number, driver’s license number, California identification card number, credit card number, debit card number, or bank account information, including any necessary passwords or access codes. In 2004, the California legislature enacted another new section of the Civil Code that requires any company that owns or licenses personal information about California residents to implement and maintain “reasonable security procedures and practices” to protect that information from unauthorized access, destruction, use, modification or disclosure. The law also requires that any company that discloses personal information about California residents to a nonaffiliated third party must require by contract that that party also implement and maintain “reasonable security procedures and practices.” As our customers, including California residents, generally provide information to us that is covered by this definition of personal information in connection with their purchases via our websites, our business has been affected by these new laws.

As a result, we will need to ensure that all computerized data containing the previously-described personal information is sufficiently encrypted or that we have implemented appropriate measures to protect the integrity and security of that information and to notify our California customers of any unauthorized access or misappropriation. In addition, the code section requiring us to implement and maintain “reasonable security procedures and practices” provides no guidelines as to what may be deemed reasonable but leaves that determination to future court cases. This introduces a considerable measure of uncertainty to our compliance efforts. Such measures will likely increase the costs of doing business and, if we fail to implement appropriate safeguards or we fail to detect and provide prompt notice of unauthorized access as required by the new law, we could be subject to potential claims for damages and other remedies available to California residents whose information was improperly accessed or, under certain circumstances, the State of California could seek to enjoin our business operations until appropriate corrective actions have been taken. While we intend to comply fully with this law, we cannot assure you that we will be successful in avoiding all potential liability or disruption of business resulting from this law. If we were required to pay any significant amount of money in satisfaction of claims under this law, or any similar law enacted by another jurisdiction, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.

Further, federal and state laws place restrictions on email marketing that could make it more difficult for us to acquire new customers, or to obtain repeat purchases from prior customers through inexpensive electronic marketing methods. The federal CAN-SPAM Act, for example, requires every commercial e-mail message to include an “opt-out” mechanism and requires all senders to comply with their recipients’ “opt out” requests. It also requires senders to label all commercial e-mail messages as advertisements or solicitations. These requirements may reduce the effectiveness of our e-mail marketing activities. If any current or future law requires us to eliminate or curtail our email marketing efforts, our ability to obtain new customers and increase revenues could be adversely affected or we could incur greater marketing costs, either of which could harm our business. While we intend to comply with applicable law regarding email marketing, there is no assurance that we will not incur fines or other liability as a result of an inadvertent violation of such a law. In addition, because our websites are accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. We are qualified to do business only in Delaware, Massachusetts, Colorado and Virginia at present. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business.

Further, an important aspect of the new Internet-focused laws is that where federal legislation is absent, states have begun to enact consumer-protective laws of their own and these can vary significantly from state to state (and country to country). Thus, it is difficult for any company to be sufficiently aware of the requirements of all applicable state laws and it is also difficult or impossible for any company to comply fully with the sometimes inconsistent standards and requirements set by various states. In addition to the consequences that could result from violating one or more state laws (or the laws of any other country), the costs of attempting to comply could be considerable.

Our net sales could decrease if we become subject to sales and other taxes.

If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than Colorado, Massachusetts and Virginia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside of Colorado, Massachusetts and Virginia could subject our shipments in such states to state sales taxes under current or future laws. If we become obligated to collect sales taxes, we will need to update our system that processes customers’ orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades will increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they have to pay sales tax, causing our net sales to decrease. As a result, we may need to lower prices to retain these customers.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts.

We are subject to increasing regulation relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. California has enacted several new laws that require all commercial website operators that collect personal information about California residents to adopt and post a privacy policy that meets certain specified criteria. Any failure to comply with this new law could subject us to civil penalties, injunctions, and/or lawsuits. As mentioned above, California enacted new sections of its Civil Code that require companies maintaining personal information about California residents to take reasonable measures to protect against identity theft and other unauthorized uses of such information and to notify California residents in the event that such information has been (or is likely to have been) misappropriated, inappropriately modified or destroyed. The new laws provide no standards for satisfactory compliance, so it is impossible to know for certain what steps we need to take to comply with them.

Compliance could require us to implement procedures that would require us to change the way we do business and such procedures may be expensive. In addition, several other states have enacted or proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would extend online privacy protections to adults. Moreover, legislation in the United States and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have a material adverse effect on our business, results of operations and financial condition.

We may be subject to liability for the content that we publish.

As a publisher of catalogs and online content, we face potential liability for defamation, negligence, intellectual property infringement, or other claims based on the information and other content contained in our catalogs and websites. In the past, parties have brought these types of claims and sometimes successfully litigated them against online services. If we incur liability for our catalog or online content, our financial condition could be affected adversely and our reputation could suffer.

THE COMPANIES

BabyUniverse

BabyUniverse is a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Through its websites BabyUniverse.com and DreamtimeBaby.com, BabyUniverse is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites PoshTots.com and PoshLiving.com, BabyUniverse has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites PoshCravings.com and ePregnancy.com and its flagship new media offering BabyTV.com, BabyUniverse has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

BabyUniverse is pursuing a dual strategy of organic growth and acquisition growth that is designed to establish BabyUniverse as the leader in the online baby marketplace. Beyond the baby segment, BabyUniverse intends to leverage its efficient and growing ecommerce platform to acquire other female-oriented ecommerce, marketing and new media companies. The overall objective of BabyUniverse is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace.

To further this objective, our stock began trading on The Nasdaq Capital Market on March 27, 2006, after trading on the American Stock Exchange since August 3, 2005. At the same time, we changed our trading symbol from “BUN” to “POSH.” We believe this change is more reflective of our strategy to appeal to a broader female marketplace by leveraging our strong ecommerce business model with econtent and new media initiatives focused on this country’s most affluent online female consumers.

We were incorporated in Florida on October 15, 1997, as Everything But The Baby Inc. and initially operated the domain name www.everythingbutthebaby.com. In 1999, we began to market our products under the BabyUniverse brand at www.babyuniverse.com, and we changed our corporate name to BabyUniverse, Inc. on November 16, 2001.

We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues. As an industry leader, we have grown our business internally since inception by increasing our presence in what we have identified to be the largest and most efficient Internet shopping portals, as well as through search engine marketing, resulting in increased traffic to our websites. We have also attempted to improve our sales conversion rate by broadening our product offerings and by actively managing the placement of the best-selling products on our websites.

The market for online retailers offering baby, toddler and maternity related products is highly fragmented, with a significant number of small competitors representing a significant percentage of total segment sales. We believe that our seasoned senior management team and our scalable business architecture make us well-suited to acquire both large and small industry competitors. As part of our acquisition strategy, we intend to preserve the goodwill and marketing relationships of acquired companies as necessary to maintain and grow market share. In addition, we may acquire companies that market products predominantly to women over the Internet, or companies that enhance our ability to market products to women.

Our ecommerce offerings include over 35,000 products from over 600 manufacturers that are presented in easy-to-use online shopping environments that include baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. These products are available in a variety of styles, colors and sizes which account for over 750,000 stock keeping units (“SKUs”). We also provide expert buyer’s guides and product descriptions to assist our customers with finding quality products and to help parents make informed decisions about their babies’ and toddlers’ needs and safety.

Merger Sub

Baby Acquisition Sub, Inc., or Merger Sub, is a wholly-owned subsidiary of BabyUniverse that was incorporated in Delaware in March 2007. Merger Sub does not engage in any operations and exists solely to facilitate the merger.

eToys Direct

eToys Direct is a leading online retailer of toys, video games, electronics, party goods, movies, videos and baby products. eToys Direct offers an extensive selection of products through its online store and catalogs. eToys Direct strives to maintain the highest standards for product selection, quality and value, gift delivery and customer service, in an effort to provide its customers and the recipients of its products the best possible gift experience.

eToys Direct’s business primarily consists of (i) the retail sale of a wide range of popular brand name toys and children’s products, including, among others, video games, learning toys, costumes, party goods, computer software, books, child-oriented and appropriate electronics, kid’s room decor and baby products and (ii) the design, assembly and sale of custom personalized dolls handcrafted to resemble a customer’s child, including eye color, skin tone and hair length, texture and color, as well as matching clothing, furniture and accessories.

eToys Direct’s retail toy product sales occur primarily through its online stores and the online stores of major national retailers with whom it has developed strategic relationships. eToys Direct owns and operates eToys.com (www.etoys.com) and operates KBtoys.com (www.kbtoys.com) under a long-term licensing agreement with KB Holdings LLC. Through these online stores, customers can search for gifts by product category, recipient age and gender, character, brand and price point. The online stores generally feature approximately 20,000 products, increasing to approximately 24,000 products during the holiday shopping season. In addition, through its online stores, eToys Direct’s customers can register for newsletters, create wish lists, order cards and wrapping for their gifts, sign up to receive birthday reminders, view their order status and order history and, in the case of eToys.com, request a catalog. eToys Direct also distributes an annual full-color holiday catalog three times during the fall season, which features the best of its retail toy assortment, with approximately 1,200 products. The catalogs also serve as the primary direct marketing channel and advertising vehicle for eToys Direct’s online stores. During fiscal 2006, eToys Direct mailed approximately 3.3 million toy product catalogs. eToys Direct has also established strategic retail relationships with the online stores of major national retailers, such as Amazon, Buy.com, Kmart, Macys, QVC and Sears. These arrangements enable eToys Direct to offer its products to a wide consumer base that access these popular and heavily trafficked online sites in exchange for a percentage of the sales revenue generated through the websites, which varies based on volume and product selection.

eToys Direct’s custom personalized dolls are sold through its online store MyTwinn.com (www.mytwinn.com), which eToys Direct owns and operates, and through its My Twinn catalogs. eToys Direct offers several different types of dolls and a wide range of matching clothing, furniture and accessories both through its online store and its catalogs, and customers can search for their custom doll product by product category, clothing, furniture or accessory type or collection. In addition, through its online store, eToys Direct customers can register for newsletters, sign up to receive email promotions and birthday reminders, view their order status and order history, order cards and wrapping for their gifts and request a catalog. In fiscal 2006, approximately 71% of eToys Direct’s customer orders for custom personalized dolls and related accessories were placed online with the remainder placed through eToys Direct’s catalog call center. eToys Direct’s My Twinn catalog is published and distributed several times a year. During fiscal 2006, eToys Direct mailed approximately 5.6 million My Twinn catalogs.

eToys Direct, Inc. was formed in April 2004 when the management of the online subsidiary of KB Toys, Inc. and D. E. Shaw Laminar Portfolios, L.L.C. determined to acquire the assets of KB Online Holdings, LLC. eToys Direct’s principal executive offices are located at 1099 18th Street, Suite 1800, Denver, CO 80202 and its telephone number is (303) 228-9000.

THE SPECIAL MEETING OF BABYUNIVERSE SHAREHOLDERS

Date, Time and Place

The special meeting of BabyUniverse shareholders will be held on [          ], 2007, at [  ] commencing at [9:00 a.m.], local time. We are sending this proxy statement/prospectus to you in connection with the solicitation of proxies by the BabyUniverse board of directors for use at the BabyUniverse special meeting and any adjournments or postponements of the special meeting.

Purposes of the BabyUniverse Special Meeting

The purposes of the BabyUniverse special meeting are:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Baby Acquisition Sub, Inc., a wholly-owned subsidiary of BabyUniverse, and eToys Direct, Inc. (including the merger), the issuance of BabyUniverse common stock pursuant to thereto, and the resulting change of control of BabyUniverse.

2. To consider and vote upon the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with a private placement completed by BabyUniverse on June 13, 2007.

3. To approve the adjournment of the special meeting for, among other things, the solicitation of additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, or the issuance of securities in the private placement.

4. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of BabyUniverse’s Board of Directors

THE BABYUNIVERSE BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER, THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK IN THE MERGER, THE RESULTING CHANGE OF CONTROL OF BABYUNIVERSE, AND THE ISSUANCE OF SECURITIES IN THE PRIVATE PLACEMENT, ARE FAIR TO, ADVISABLE FOR, AND IN THE BEST INTERESTS OF, BABYUNIVERSE AND ITS SHAREHOLDERS AND HAS APPROVED SUCH ITEMS. THE BABYUNIVERSE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BABYUNIVERSE SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER, THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK IN THE MERGER, AND THE RESULTING CHANGE OF CONTROL OF BABYUNIVERSE, “FOR” PROPOSAL NO. 2 TO APPROVE THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK, AND SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR SHARES OF BABYUNIVERSE COMMON STOCK, IN CONNECTION WITH THE PRIVATE PLACEMENT, AND “FOR” PROPOSAL NO. 3 TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING FOR, AMONG OTHER THINGS, THE SOLICITATION OF ADDITIONAL PROXIES IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, OR THE ISSUANCE OF SECURITIES IN THE PRIVATE PLACEMENT.

Record Date and Voting Power

Only holders of record of BabyUniverse common stock or preferred stock at the close of business on the record date, [          ], 2007, are entitled to notice of, and to vote at, the BabyUniverse special meeting. There were approximately [          ] holders of record of BabyUniverse common stock, and [          ] holders of record of BabyUniverse preferred stock, at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of shareholders, BabyUniverse is unable to estimate the total number of shareholders represented by these record holders. At the close of business on the record date, [          ] shares of

BabyUniverse common stock, and [          ] shares of BabyUniverse preferred stock, were issued and outstanding. Each share of BabyUniverse common stock or preferred stock entitles the holder thereof to one vote on each matter submitted for shareholder approval. See “BabyUniverse Security Ownership by Certain Beneficial Owners” for information regarding persons known to the management of BabyUniverse to be the beneficial owners of more than 5% of the outstanding shares of BabyUniverse common stock or preferred stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the board of directors of BabyUniverse for use at the BabyUniverse special meeting.

If you are a shareholder of record, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and we will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

All properly executed proxies that are not revoked will be voted at the BabyUniverse special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of BabyUniverse common stock or preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the merger, the issuance of shares of BabyUniverse common stock in the merger, and the resulting change of control of BabyUniverse, “FOR” Proposal No. 2 to approve the issuance of shares of BabyUniverse common stock, and securities convertible into or exercisable for shares of BabyUniverse common stock, in connection with the private placement, and “FOR” Proposal No. 3 to approve the adjournment of the special meeting under certain circumstances.

A BabyUniverse shareholder who has submitted a proxy may revoke it at any time before it is voted at the BabyUniverse special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Corporate Secretary of BabyUniverse stating that the proxy is revoked or attending the special meeting and voting in person.

Required Vote

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of BabyUniverse common stock and preferred stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal No. 1 requires the affirmative vote of the holders of a majority of the outstanding shares of BabyUniverse common stock and preferred stock, voting as a single class. Approval of Proposals No. 2 and 3 requires the affirmative vote of the holders of a majority of the shares of BabyUniverse common stock and preferred stock, voting as a single class, represented at the special meeting, and who would be entitled to vote at a meeting if a quorum were present.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “Against” votes for Proposal No. 1. Broker non-votes will have the same effect as “Against” votes for Proposal No. 1.

At the record date for the special meeting, the directors and executive officers of BabyUniverse owned approximately [     ]% of the outstanding shares of BabyUniverse common stock and preferred stock entitled to vote at the meeting. Shareholders owning approximately 2,153,553 shares of BabyUniverse common stock, representing approximately [  ]% of the outstanding shares of BabyUniverse common stock and preferred stock as of the record date, are subject to a voting agreement and irrevocable proxies. Each such shareholder has agreed in the voting agreement to vote all shares of BabyUniverse common stock owned by him or it as of the record date and covered by the voting agreement in favor of the merger, the issuance of shares of BabyUniverse common stock in the merger and the resulting change in control of BabyUniverse. Each also granted eToys Direct an irrevocable proxy to vote his or its shares of BabyUniverse common stock in favor of the merger, the issuance of shares of BabyUniverse common stock in the merger and the resulting change in control of BabyUniverse. See “The Voting Agreement” on page 96 of this proxy statement/prospectus.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of BabyUniverse may solicit proxies from BabyUniverse’s shareholders by personal interview, telephone, telegram or otherwise. BabyUniverse will bear the costs of the solicitation of proxies from its shareholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of BabyUniverse common stock for the forwarding of solicitation materials to the beneficial owners of BabyUniverse common stock. BabyUniverse will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus, the BabyUniverse board of directors does not know of any business to be presented at the special meeting of BabyUniverse shareholders other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

ETOYS DIRECT STOCKHOLDER APPROVAL

The stockholders of eToys Direct have already consented to the merger. As a result, there will not be a separate meeting of the stockholders of eToys Direct to approve the merger, and eToys Direct is not soliciting proxies for the approval of the merger.

Pursuant to Section 228 of the Delaware General Corporation Law, or DCGL, a notice of the approval and adoption of the merger agreement by written consent of holders of a majority of the issued and outstanding shares of eToys Direct common stock and preferred stock has been provided to those eToys Direct stockholders who did not consent in writing to the approval and adoption of the merger agreement (the “stockholder notice”).

If you are an eToys Direct stockholder and object to the merger, the DGCL permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of eToys Direct stock determined by a court and paid to you in cash in lieu of the consideration provided for in the merger agreement. If you are an eToys Direct stockholder who did not execute the written consent approving the merger and wish to dissent from the merger, you must deliver to BabyUniverse, within 20 days of the date of the mailing of the stockholder notice, a written demand for appraisal of your shares. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights. A copy of Section 262 of the DGCL, which governs the appraisal process, is attached as Appendix D to this proxy statement/prospectus. For additional information concerning the appraisal rights of dissenting eToys Direct stockholders, see “BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse — Appraisal Rights”.

BABYUNIVERSE PROPOSAL NO. 1 — APPROVAL OF THE MERGER, ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK IN THE MERGER AND RESULTING CHANGE OF CONTROL OF BABYUNIVERSE

General Description of the Merger

At the effective time, Merger Sub will be merged with and into eToys Direct. eToys Direct will be the surviving corporation and will continue as a wholly-owned direct subsidiary of BabyUniverse. In the merger, all shares of eToys Direct capital stock will be cancelled and, by virtue of the merger, eToys Direct stockholders immediately prior to the merger will receive such number of shares of BabyUniverse common stock as is equal to 66 2/3% of the fully-diluted shares of the combined company, excluding from the computation of fully diluted shares the shares of BabyUniverse common stock covered by eToys Direct rollover options. Each eToys Direct stockholder who would otherwise be entitled to receive a fraction of a share of BabyUniverse common stock (after aggregating all fractional shares to be received by such stockholder) will instead be paid in cash for such fractional share. The stockholders of eToys Direct have already approved the merger.

Background of the Merger

From January through April 2006, eToys Direct began preliminary discussions about strategic alternatives with a select group of parties.

On April 26, 2006, eToys Direct formally retained Financo, Inc. (together with Financo Securities, LLC, a wholly owned subsidiary of Financo, Inc., “Financo”) as its financial advisor in connection with (among other things) the evaluation of possible strategic alternatives.

From May 2006 through July 2006, eToys Direct continued discussions with a select group of parties with regard to eToys Direct’s strategic alternatives.

In the early third quarter of 2006, BabyUniverse executed non-disclosure agreements with several parties regarding a potential business combination with BabyUniverse. BabyUniverse provided due diligence materials to two such parties.

Starting in August 2006, BabyUniverse management and board of directors initiated a process to evaluate strategic options, including a possible merger transaction. BabyUniverse conducted a review of potential merger partners that included both ecommerce-related and traditional “brick and mortar” public and private companies.

During the second half of 2006, BabyUniverse held initial discussions with numerous additional parties, including public companies, private companies and financial sponsors, under confidentiality agreements about potential mergers or acquisitions. Discussions with two of these parties advanced to in-depth discussions and were continued until January 2007.

On August 14, 2006, BabyUniverse publicly announced that its board of directors had decided to begin a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, a potential sale of BabyUniverse. On the same day, Financo contacted BabyUniverse on eToys Direct’s behalf about a potential combination of eToys Direct and BabyUniverse.

On August 24, 2006, BabyUniverse and eToys Direct entered into a non-disclosure agreement, which provided that, among other things, BabyUniverse would keep information shared by eToys Direct confidential. eToys Direct began providing confidential information to BabyUniverse. At this point, BabyUniverse did not provide any material non-public information to eToys Direct.

On September 11, 2006, BabyUniverse and eToys Direct entered into a mutual confidentiality agreement to evaluate the possibility of a merger.

On September 12, 2006, BabyUniverse began sharing confidential information with eToys Direct.

On October 5, 2006, BabyUniverse announced that it had retained Banc of America Securities LLC as its financial advisor in connection with its review of strategic alternatives.

On November 9, 2006, BabyUniverse and eToys Direct made management presentations to one another at the offices of the D. E. Shaw group in New York, New York, attended by representatives of the D. E. Shaw group, BabyUniverse, eToys Direct, and BabyUniverse’s and eToys Direct’s financial advisors.

On November 29 and 30, 2006, representatives from BabyUniverse and eToys Direct met in Blairs, Virginia and conducted facilities tours of eToys Direct’s fulfillment center and warehouse in Blairs as well as of BabyUniverse’s PoshTots headquarters in Richmond, Virginia. In attendance at the Blairs, Virginia meeting were representatives of eToys Direct, BabyUniverse, the D. E. Shaw group, and BabyUniverse’s and eToys Direct’s financial advisors; in attendance at the Richmond, Virginia meeting were representatives of eToys Direct, BabyUniverse, and BabyUniverse’s and eToys Direct’s financial advisors.

On December 8, 2006, BabyUniverse provided an initial draft term sheet to eToys Direct, which term sheet contemplated the merger of the two companies in a stock-for-stock transaction.

On December 11, 2006, BabyUniverse’s board of directors held a regularly scheduled meeting in Jupiter, Florida. At this meeting, the status of BabyUniverse’s strategic alternatives review was discussed.

On December 13, 2006, representatives from BabyUniverse and eToys Direct met at the offices of the D. E. Shaw group in New York, New York to further discuss terms of a potential merger. In attendance were representatives of the D. E. Shaw group, eToys Direct, BabyUniverse, and BabyUniverse’s and eToys Direct’s financial advisors.

On December 21, 2006, representatives from BabyUniverse and eToys Direct held a conference call to discuss terms of a potential merger.

During January 2007, in accordance with BabyUniverse’s directives, BabyUniverse’s financial advisor contacted 46 parties with an introductory letter describing BabyUniverse. BabyUniverse entered into non-disclosure agreements with eight such parties regarding a strategic transaction, and a confidential information memorandum was distributed to each of these parties.

On January 4, 2007, BabyUniverse began sharing detailed due diligence materials with eToys Direct by means of a virtual data room.

On January 19, 2007, eToys Direct’s management team and eToys Direct’s auditors from Ernst & Young, LLP commenced formal due diligence of BabyUniverse. On that same day, BabyUniverse’s management team, representatives from Sullivan & Triggs LLP, outside counsel to BabyUniverse, and auditors from Singer Lewak Greenbaum & Goldstein LLP, BabyUniverse’s auditors, commenced formal due diligence of eToys Direct.

On January 22, 2007, Ernst & Young LLP began to conduct on-site accounting due diligence on BabyUniverse on behalf of eToys Direct.

On January 23, 2007, eToys Direct began on-site due diligence of BabyUniverse in Jupiter, Florida.

On January 30, 2007, three members of BabyUniverse’s board of directors, John C. Textor, Carl Stork and Jonathan Teaford, traveled to Denver, Colorado to visit eToys Direct’s headquarters and perform due diligence on eToys Direct. On the same day, eToys Direct formally engaged Willkie Farr & Gallagher LLP to act as its legal counsel for the proposed transaction.

On February 1, 2007, eToys Direct provided BabyUniverse with an initial draft of a term sheet detailing the proposed combination of BabyUniverse and eToys Direct. During the period between February 1, 2007 and February 13, 2007, the term sheet was negotiated among BabyUniverse, eToys Direct and their respective advisors.

On February 5, 2007, BabyUniverse held an investor conference call to provide a brief report on the status of its review of strategic alternatives. On the same day, BabyUniverse’s board of directors held a conference call to discuss the status of its review of the company’s strategic alternatives with BabyUniverse’s management and financial advisor.

On February 12, 2007, BabyUniverse’s board of directors held a conference call to discuss the term sheet detailing the proposed combination of BabyUniverse and eToys Direct. BabyUniverse’s board of directors executed a written consent authorizing the execution of the term sheet.

On February 13, 2007, BabyUniverse and eToys Direct executed the term sheet detailing the proposed combination, which term sheet provided for an exclusivity period until March 10, 2007, during which period each party agreed not to, among other things, (a) solicit any offers, bids or indications of interest, with respect to the sale of all or substantially all of the equity interests in such party or all or a material portion of the assets of such party; (b) enter into any agreement, letter of intent or similar arrangement relating to such a transaction; or (c) furnish any confidential information or draft agreement concerning such a transaction to any third party. On the same day, BabyUniverse terminated its ongoing discussions with other potential merger partners.

From February 13, 2007 through March 12, 2007, BabyUniverse and eToys Direct, along with their respective management and legal and accounting advisors, conducted a detailed accounting, legal and business review of each other.

On February 19, 2007, BabyUniverse formally retained Singer Lewak to perform financial and tax due diligence for the proposed transaction.

On February 21, 2007, Willkie Farr provided to Sullivan & Triggs an initial draft of the merger agreement. Thereafter, Willkie Farr and Sullivan & Triggs had a number of conversations concerning the terms of the merger agreement.

On February 25, 2007, Sullivan & Triggs provided a revised draft of the merger agreement to Willkie Farr.

From February 25, 2007 through March 13, 2007, the parties, together with their respective outside counsel, engaged in negotiations regarding the merger agreement and related documentation, the registration rights agreement and voting agreement, including termination rights and fees, indemnification and escrow provisions, representations and warranties and covenants. During this period, final agreement on these and other issues was reached over the course of numerous discussions involving BabyUniverse’s and eToys Direct’s respective management and outside counsel. In addition, during this period, the parties continued their respective due diligence reviews of the other.

On March 9, 2007, BabyUniverse and eToys Direct entered into a letter agreement extending the exclusivity period set forth in the term sheet until March 14, 2007. Also on this day, Merger Sub was incorporated in the State of Delaware.

Between March 9 and March 13, 2007, BabyUniverse and eToys Direct executives and the respective outside counsel of each company continued due diligence and completed negotiation of the merger agreement.

On March 13, 2007, BabyUniverse’s board of directors convened by teleconference to discuss the merger transaction. Representatives from Sullivan & Triggs were present to answer questions from the members of the board of directors relating to the merger agreement and collateral documents. At this meeting, Banc of America Securities reviewed with BabyUniverse’s board of directors its financial analysis of the exchange ratio and delivered to BabyUniverse’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated March 13, 2007, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to BabyUniverse. In addition, representatives from Singer Lewak reviewed the results of their financial and tax due diligence review of eToys Direct at this meeting. After these discussions, the disinterested directors convened a separate conference call to discuss the merger agreement and the proposed merger, at which representatives of Sullivan & Triggs were present to answer questions. After this separate conference call was concluded, the full board reconvened telephonically, and full discussion of the proposed merger ensued. After the close of business on March 13, 2007, the directors of BabyUniverse by unanimous written consent approved, among other things, the merger agreement and the proposed merger.

On March 13, 2007, the board of directors of eToys Direct convened in person at the offices of the D. E. Shaw group in New York, New York to discuss the merger transaction. Representatives of Willkie Farr were present to answer questions from the members of the board of directors relating to the merger agreement and the collateral documents. The board of directors of eToys Direct unanimously approved the merger agreement and the transactions contemplated thereby, including the merger.

Following their respective board meetings, on March 13, 2007, BabyUniverse and eToys Direct executed and mutually delivered the merger agreement. Following execution of the merger agreement, on March 13, 2007, stockholders of eToys Direct holding in the aggregate in excess of 50% of the outstanding common stock of eToys Direct and all of the outstanding preferred stock of eToys Direct approved the merger agreement and the transactions contemplated thereby, including the merger.

On March 14, 2007, BabyUniverse issued a press release announcing the execution of the merger agreement.

The Combined Company

The combined company’s headquarters immediately following the completion of the merger will be located at eToys Direct’s current principal executive offices in Denver, Colorado. As a result of the merger, former eToys Direct stockholders will possess majority control of the combined company. Following the merger, the executive management team of the combined company is expected to be composed primarily of certain members of eToys Direct’s executive management team prior to the merger and will likely include the following individuals:

Name of Individual	Position with the Combined Company

Michael J. Wagner	President and Chief Executive Officer
Christopher H. Cummings	Senior Vice President and Chief Information Officer
Frederick Hurley	Senior Vice President and Chief Merchant
Craig Currie	Vice President

Management of the combined company will seek to identify synergies and redundancies in the combined workforce.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the views of BabyUniverse and/or eToys Direct with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Special Note Regarding Forward-Looking Information” and “Risk Factors”.

Mutual Reasons for the Merger

BabyUniverse and eToys Direct believe that the combined company represents an ecommerce and new media company with the following potential advantages that neither enjoys on a stand-alone basis:

•	Strategic Benefits in Consolidating Industry. The board of directors of each party considered recent trends in the ecommerce industry, particularly the trend toward consolidation, and its management’s view that the merger would further each company’s strategic objective of supplementing its internal growth with a program of selective acquisitions that it believes will enable it to add to and diversify its customer base and product offerings. Each company’s board of directors took into account the prospect that the merger would result in further diversification of the company’s product offerings, and extend the lifecycle of its customer base.

•	Potential Cost Savings. The board of directors of each company considered the operating efficiencies and cost savings that its management expects could result from the merger, including without limitation a reduction in corporate overhead, streamlining of operations through the leverage of eToys Direct’s operating model through a larger base, and more efficient utilization of eToys Direct’s distribution center in Blairs, Virginia.

•	Improved Potential for Growth. The board of directors of each company considered that the combined business of eToys Direct and BabyUniverse would present an improved platform from which to grow the combined public entity both organically and through strategic acquisitions.

•	Financial and Operational Resources. The financial and operational resources of the combined company substantially exceed the financial and operational resources of either company on a stand-alone basis.

•	Experienced Management Team. It is expected that the combined company will be led by experienced senior management from eToys Direct, in collaboration with certain senior BabyUniverse personnel. Michael J. Wagner, currently Chief Executive Officer of eToys Direct, is expected to become the Chief Executive Officer and serve on the board of directors of the combined company. Christopher H. Cummings, eToys Direct’s Senior Vice President and Chief Information Officer, Frederick Hurley, eToys Direct’s Senior Vice President and Chief Merchant, Francis James Scherman, Jr., eToys Direct’s Vice President, Business Development and Customer Service, Gloria-Jean Healy, eToys Direct’s Vice President of Human Resources and Administration, Gary Lindsey, eToys Direct’s Vice President of Marketing, Craig Currie, eToys Direct’s Vice President, My Twinn, and Ronald H. Gilbert, eToys Direct’s Vice President, Fulfillment and Transportation, is each expected to continue to serve in his or her respective position in the combined company. John C. Textor, currently Chairman of the BabyUniverse board of directors and the Chief Executive Officer of BabyUniverse, is expected to become chairman of the board of directors of the combined company.

BabyUniverse’s Reasons for the Merger

In evaluating the merger, the BabyUniverse board of directors considered a number of additional factors, including the following:

•	Expanded Focus on Balanced Business Model of ecommerce and econtent. Since its acquisition of PoshTots, LLC in early 2006, BabyUniverse has been pursuing a balanced business model combining BabyUniverse’s traditional ecommerce business with an econtent and new media business represented by its content properties, PoshCravings.com and ePregnancy.com, and its flagship new media offering, BabyTV.com. eToys Direct owns a number of content and new media assets, including the following domain names: Toys.com, Birthdays.com and Hobbies.com. The BabyUniverse board of directors considered the potential synergies between the econtent and new media properties of the two companies as a viable basis for the implementation by the combined company of a business model that more evenly balances ecommerce and econtent.

•	Expansion into Complementary Customer Base. While both companies’ customers are principally parents and predominantly women, BabyUniverse has historically focused on product offerings in the maternity to toddler portion of the lifecycle, and eToys Direct has historically focused on product offerings in the toddler through adolescent portion of the lifecycle. The combined company will offer parents and other customers products relevant to a larger, continuous portion of children’s lives than the products historically offered by BabyUniverse.

•	Due Diligence Review. The results of the due diligence review of eToys Direct’s businesses and operations by BabyUniverse’s management and legal and accounting advisors.

•	Opinion of BabyUniverse’s Financial Advisor. The opinion of Banc of America Securities, and its financial presentation, dated March 13, 2007, to BabyUniverse’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to BabyUniverse of the exchange ratio provided for in the merger, as more fully described below in the section entitled “Opinion of BabyUniverse’s Financial Advisor.”

•	Terms and Conditions of Merger Agreement. The terms and conditions of the merger agreement, including the following related factors:

•	the determination that the relative percentage ownership of BabyUniverse securityholders and eToys Direct securityholders is fixed and captures the respective ownership interests of the BabyUniverse and eToys Direct securityholders in the combined company based on BabyUniverse’s perceived valuations of BabyUniverse and eToys Direct at the time of the BabyUniverse’s board’s approval of the merger agreement, and avoids fluctuations caused by near-term market volatility;

•	the nature of the conditions to eToys Direct’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the limited ability of the parties to terminate the merger agreement;

•	the likelihood that the merger will be consummated on a timely basis; and

•	the likelihood of retaining key eToys Direct employees to help manage the combined company.

In the course of its deliberations, BabyUniverse’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the risks, challenges and costs inherent in combining the operations of the two companies and the substantial expenses to be incurred in connection with the merger, including the possibility of the two companies that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of BabyUniverse’s common stock resulting from the merger announcement;

•	the possible loss of key management or other personnel of the combined company as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on BabyUniverse’s reputation in the event that the merger is not consummated;

•	the risk to BabyUniverse’s business, operations and financial results in the event that the merger is not consummated;

•	the possible effects of the provisions of the merger agreement regarding termination fees and reimbursement of a party’s expenses;

•	the potential incompatibility of the business cultures of the two companies; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by BabyUniverse’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by BabyUniverse’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, BabyUniverse’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of BabyUniverse’s board of directors may have given different weight to different factors. BabyUniverse’s board of directors conducted an overall review of the factors described above, including thorough discussions with BabyUniverse’s management and BabyUniverse’s legal, accounting and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

eToys Direct’s Reasons for the Merger

The board of directors of eToys Direct unanimously approved the merger based on a number of additional factors, in addition to those set forth above under the caption “Mutual Reasons for the Merger”, including the following:

•	Historical and Current Information. The eToys Direct board of directors considered the historical and current information regarding eToys Direct’s business, financial performance and condition, operations, management and competitive position, current industry and economic conditions, and its prospects if eToys

Direct were to remain an independent company, including the need to obtain additional financing and the likely terms on which such financing would be available and the seasonal nature of its business.

•	Reduced Impact of Seasonality. eToys Direct has traditionally experienced a high degree of seasonality in the months of November and December. BabyUniverse’s sales have traditionally not been subject to material seasonal fluctuations. The more balanced sales pattern of the combined company will allow eToys Direct to maintain higher full time staffing levels at its fulfillment center in Blairs, Virginia without having to rely to such a great extent on temporary seasonal employees during its busiest periods.

•	More Efficient Utilization of Business Infrastructure. eToys Direct has in place a substantial business infrastructure which is significantly underutilized, even in the peak months of November and December. It is anticipated that all of the finance, logistics, marketing, fulfillment and other operational functions of the combined company, other than certain marketing and customer care functions of the PoshTots business of BabyUniverse, will be run through the eToys Direct infrastructure, resulting in a more efficient utilization of eToys Direct’s technology and fulfillment platform.

•	Expansion into Complementary Customer Base. While both companies’ customers are primarily parents and predominantly women, eToys Direct has historically focused on product offerings in the toddler through adolescent portion of the lifecycle, and BabyUniverse has historically focused on product offerings in the maternity to toddler portion of the lifecycle. The combined company will offer parents and other customers products relevant to a larger, continuous portion of children’s lives than the products historically offered by eToys Direct.

•	Access to Capital Markets. The eToys Direct board of directors considered that the merger would allow eToys Direct to take advantage of BabyUniverse’s ability as a public company to raise additional capital and to issue registered and listed capital stock as currency to finance strategic acquisitions.

•	Liquidity. The eToys Direct board of directors considered BabyUniverse’s status as a public company whose common stock is traded on The Nasdaq Capital Market, which would provide eToys Direct’s stockholders with the possibility of additional liquidity.

In addition to considering the strategic factors outlined above, the board of directors of eToys Direct considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with BabyUniverse:

•	the results of the due diligence review of BabyUniverse’s businesses and operations by eToys Direct’s management and legal and accounting advisors;

•	BabyUniverse’s public company infrastructure;

•	the opportunity for eToys Direct stockholders to participate in the long-term value of eToys Direct’s growth through the ownership of BabyUniverse common stock;

•	the aggregate value to be received by eToys Direct stockholders in the merger; and

•	the terms and conditions of the merger agreement, including the following related factors:

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that in the merger eToys Direct stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the determination that the relative percentage ownership of the BabyUniverse securityholders and the eToys Direct securityholders is fixed and captures the respective ownership interests of the BabyUniverse and the eToys Direct securityholders in the combined company based on eToys Direct’s perceived valuations of BabyUniverse and eToys at the time of the eToys Direct board of directors’ approval of the merger agreement;

•	the fact that shares of BabyUniverse common stock issued to eToys Direct stockholders will be registered on Form S-4 and will be freely tradable by those stockholders who are not affiliates of eToys Direct;

•	the limited number and nature of the conditions to BabyUniverse’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the possible effects of the provisions of the merger agreement regarding termination fees and reimbursement of a party’s expenses;

•	the likelihood that the merger will be consummated on a timely basis; and

•	the risks and uncertainties of alternatives to the merger, such as eToys Direct remaining an independent company.

In the course of its deliberations, the board of directors of eToys Direct also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including the following:

•	the challenges and costs of combining the operations of eToys Direct and BabyUniverse and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration of the two businesses and the inability to retain key employees as a result of the management and other changes to be implemented in integrating the business could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the price volatility of BabyUniverse’s common stock, which may reduce the value of the BabyUniverse common stock that eToys Direct stockholders will receive upon the consummation of the merger;

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement and subsequent non-consummation of the merger on eToys Direct’s reputation and ability to effect acquisitions and obtain financing in the future;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the impact of increased regulation and internal controls applicable to publicly traded companies and their subsidiaries, including those of the Sarbanes-Oxley Act of 2002; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by the board of directors of eToys Direct are not intended to be exhaustive but are believed to include all of the material factors considered by the board of directors of eToys Direct. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors of eToys Direct did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the board of directors of eToys Direct may have given different weight to different factors. The board of directors of eToys Direct conducted an overall review of the factors described above, including thorough discussions with eToys Direct’ management and eToys Direct’s legal, accounting and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of BabyUniverse’s Financial Advisor

BabyUniverse has retained Banc of America Securities to act as BabyUniverse’s financial advisor in connection with the merger. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. BabyUniverse selected Banc of America Securities to act as BabyUniverse’s financial advisor in connection with the merger on the basis of Banc of America Securities’ experience in transactions similar to the merger and its reputation in the investment community.

On March 13, 2007, at a meeting of BabyUniverse’s board of directors held to evaluate the merger, Banc of America Securities delivered to BabyUniverse’s board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated March 13, 2007, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to BabyUniverse.

The full text of Banc of America Securities’ written opinion to BabyUniverse’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference in its entirety into this document. Holders of shares of BabyUniverse common stock are encouraged to read the opinion carefully in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to BabyUniverse’s board of directors for the benefit and use of BabyUniverse’s board of directors in connection with and for the purposes of its evaluation of the exchange ratio from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or otherwise.

In connection with rendering its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of BabyUniverse;

•	reviewed certain internal financial statements and other financial and operating data concerning eToys Direct and BabyUniverse, respectively;

•	reviewed certain financial forecasts relating to eToys Direct prepared by eToys Direct’s management, referred to as the eToys Direct Forecasts;

•	reviewed certain financial forecasts relating to BabyUniverse prepared by BabyUniverse’s management, referred to as the BabyUniverse Forecasts;

•	reviewed and discussed with BabyUniverse’s and eToys Direct’s senior executives information relating to certain cost savings, operating synergies and other strategic benefits expected by BabyUniverse’s management and eToys Direct’s management to result from the merger, referred to as Estimated Synergies;

•	discussed the past and current operations, financial condition and prospects of each of eToys Direct and BabyUniverse with BabyUniverse’s senior executives and eToys Direct’s senior executives, including the assessments of BabyUniverse’s management as to the liquidity needs of, and financing alternatives and other capital resources available to, BabyUniverse, and also discussed with BabyUniverse’s management the proposed terms of the private placement contemplated by BabyUniverse’s management;

•	reviewed the reported prices and trading activity for BabyUniverse common stock;

•	compared the financial performance of eToys Direct and BabyUniverse, respectively, and the prices and trading activity of BabyUniverse common stock, with that of certain publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of BabyUniverse, eToys Direct and their respective advisors;

•	reviewed the merger agreement;

•	considered the fact that BabyUniverse had publicly announced that it would explore strategic alternatives and the results of Banc of America Securities’ efforts to solicit, at BabyUniverse’s direction, indications of interest and proposals from third parties with respect to a possible business combination with BabyUniverse; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

In arriving at its opinion, Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it. With respect to the eToys Direct Forecasts, Banc of America Securities assumed, upon eToys Direct’s advice and at BabyUniverse’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of eToys Direct’s management as to eToys Direct’s future financial performance. With respect to the BabyUniverse Forecasts, Banc of America Securities assumed, at BabyUniverse’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of BabyUniverse’s management as to BabyUniverse’s future financial performance. With respect to the Estimated Synergies, Banc of America Securities assumed, at BabyUniverse’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of BabyUniverse’s management and eToys Direct’s management and that the Estimated Synergies would be realized in the amounts and at the times projected. Banc of America Securities did not make any independent valuation or appraisal of eToys Direct’s or BabyUniverse’s assets or liabilities and Banc of America Securities was not furnished with any such valuations or appraisals. Banc of America Securities assumed, at BabyUniverse’s direction, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the merger and related transactions, including, without limitation, the private placement, would be consummated in accordance with the terms thereof as provided in or contemplated by the merger agreement or as described to Banc of America Securities by BabyUniverse’s management, with full satisfaction of all covenants and conditions set forth in the merger agreement and without any waivers. Banc of America Securities also assumed, with BabyUniverse’s consent, that all regulatory, governmental and third party consents, approvals and agreements necessary for the consummation of the merger and related transactions would be obtained without any adverse effect on BabyUniverse, eToys Direct or the merger.

Banc of America Securities expressed no view or opinion as to any terms or aspects of the merger, other than the exchange ratio to the extent expressly specified in its opinion, including, without limitation, any terms or aspects of the private placement and other related transactions or the form or structure of the merger. In addition, Banc of America Securities expressed no opinion as to the relative merits of the merger or related transactions in comparison to other alternatives available to BabyUniverse or in which BabyUniverse might engage or as to whether any transaction might be more favorable to BabyUniverse as an alternative to the merger and related transactions, nor did Banc of America Securities express any opinion as to the underlying business decision of BabyUniverse’s board of directors to proceed with or effect the merger and related transactions, including, without limitation, the business decision of BabyUniverse’s board of directors to undertake the repayment of BabyUniverse’s outstanding indebtedness or the manner in which such outstanding indebtedness will be repaid, whether through the private placement or otherwise. Banc of America Securities expressed no opinion as to what the value of BabyUniverse common stock actually would be when issued or the prices at which BabyUniverse common stock may trade at any time. Except as described above, BabyUniverse imposed no other limitations on the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

Banc of America Securities’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to BabyUniverse’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Financial Analysis of BabyUniverse’s Pro Forma Equity Ownership

Selected Publicly Traded Companies Analyses.  Banc of America Securities performed a selected publicly traded companies analysis of each of BabyUniverse and eToys Direct by reviewing, to the extent publicly available, financial and stock market information for selected companies in similar industries as BabyUniverse and eToys Direct. In the case of BabyUniverse, Banc of America Securities considered the following 21 selected publicly traded companies, 12 of which are commerce-based Internet companies, referred to as the selected ecommerce companies, and nine of which are content-based Internet companies, referred to as the selected content companies. In the case of eToys Direct, Banc of America Securities considered the selected ecommerce companies.

Selected eCommerce Companies	Selected Content Companies

• Amazon.com, Inc.	• Monster Worldwide, Inc.
• IAC/InterActiveCorp	• WebMD Health Corp.
• Expedia, Inc.	• CNET Networks, Inc.
• Sabre Holdings Corporation	• Move, Inc.
• priceline.com Incorporated	• The Knot, Inc.
• GSI Commerce, Inc.	• Bankrate, Inc.
• Blue Nile, Inc.	• Travelzoo Inc.
• Liquidity Services, Inc.	• TheStreet.com, Inc.
• drugstore.com, inc.	• Kaboose Inc.
• OverStock.com, Inc.
• Celebrate Express, Inc.
• RedEnvelope, Inc.

Banc of America Securities reviewed, among other things, enterprise values of the selected companies, calculated as fully-diluted market value based on closing stock prices on March 9, 2007, plus debt and minority interests, less cash and cash equivalents, as a multiple of calendar year 2006 estimated revenue and calendar year 2007 estimated revenue and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

BabyUniverse.  In its selected publicly traded companies analysis of BabyUniverse, Banc of America Securities applied a range of selected calendar year 2006 revenue and calendar year 2007 revenue and EBITDA multiples derived from the selected ecommerce companies and the selected content companies to BabyUniverse’s calendar year 2006 revenue and calendar year 2007 estimated revenue and EBITDA, both including and excluding, in the case of BabyUniverse’s calendar year 2007 estimated revenue and EBITDA, BabyUniverse’s recently developed content-based Internet business. Financial data of BabyUniverse were based on BabyUniverse’s public filings and internal estimates of BabyUniverse’s management.

eToys Direct.  In its selected publicly traded companies analysis of eToys Direct, Banc of America Securities applied a range of selected calendar year 2006 revenue and calendar year 2007 revenue and EBITDA multiples derived from the selected ecommerce companies to corresponding financial data of eToys Direct based on financial information prepared by eToys Direct’s management.

Based on these analyses, Banc of America Securities calculated the following implied aggregate equity ownership percentage reference ranges for BabyUniverse and then compared such ranges to the aggregate pro forma equity ownership percentage of BabyUniverse based on the exchange ratio:

BabyUniverse Implied Equity Ownership Percentage
Reference Ranges Based on:
	2006A Revenue	2007E Revenue		2007E EBITDA
BabyUniverse Pro Forma Equity Ownership Percentage Based on Exchange Ratio		Including Content	Excluding Content	Including Content	Excluding Content

33.3%	23.2% - 23.7%	29.1% - 29.7%	24.1% - 24.3%	59.0% - 60.8%	48.7% - 49.1%

No company or business used in this analysis is identical or directly comparable to BabyUniverse or eToys Direct. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments to which BabyUniverse and eToys Direct were compared.

Selected Precedent Transactions Analyses.  Banc of America Securities performed a selected precedent transactions analysis of each of BabyUniverse and eToys Direct by reviewing, to the extent publicly available, financial information relating to merger and acquisition transactions involving target companies in similar industries as BabyUniverse and eToys Direct. In the case of BabyUniverse, Banc of America Securities considered the following 48 selected transactions, 17 of which involved commerce-based Internet companies, referred to as the selected ecommerce transactions, and 31 of which involved content-based Internet companies, referred to as the selected content transactions. In the case of eToys Direct, Banc of America Securities considered the selected ecommerce transactions.

Selected eCommerce Transactions
Announcement Date	Acquirer	Target

• 1/10/07	• eBay Inc	• StubHub, Inc.
• 6/05/06	• The Knot, Inc.	• WeddingChannel.com, Inc.
• 12/14/05	• Experian Group Limited	• PriceGrabber.com LLC
• 12/05/05	• Liberty Media Corporation	• Provide Commerce, Inc
• 10/10/05	• eBay Inc.	• VeriSign, Inc. (Payment Business)
• 8/11/05	• Yahoo! Inc.	• Alibaba.com Corporation
• 6/07/05	• The E. W. Scripps Company	• Shopzilla Inc.
• 6/01/05	• eBay Inc.	• Shopping.com Ltd.
• 5/12/05	• Travelocity Europe Limited	• lastminute.com plc
• 3/01/05	• IAC/InterActiveCorp	• Cornerstone Brands, Inc.
• 2/02/05	• Monster Worldwide, Inc.	• China HR.com Holdings Ltd. (40% stake)
• 12/16/04	• Cendant Corporation	• Gullivers Travel Associates
• 12/01/04	• Cendant Corporation	• ebookers plc
• 9/29/04	• Cendant Corporation	• Orbitz, Inc.
• 9/21/04	• priceline.com Incorporated	• Active Hotels Limited (97% stake)
• 9/22/03	• IAC/InterActiveCorp	• Hotwire, Inc.
• 7/14/03	• Yahoo! Inc.	• Overture Services, Inc.

Selected Content Transactions
Announcement Date	Acquirer	Target

• 2/05/07	• The Nielsen Company	• NetRatings, Inc.
• 1/12/07	• Napster, Inc.	• AOL Music Now, LLC
• 12/04/06	• ValueClick, Inc.	• Shopping.net
• 11/06/06	• NAVTEQ Corporation	• Traffic.com, Inc.
• 12/15/06	• JumpTV Inc.	• Sports International Group LLC
• 9/12/06	• RealNetworks, Inc.	• WiderThan Co., Ltd.
• 9/12/06	• News Corporation	• 51% stake in Jamba subsidiary of VeriSign, Inc.
• 3/16/06	• The E. W. Scripps Company	• uSwitch, Ltd.
• 3/06/06	• NBC Universal, Inc.	• iVillage Inc.
• 1/18/06	• WebMD Health Corp.	• eMedicine.com, Inc.
• 12/08/05	• Electronic Arts Inc.	• JAMDAT Mobile Inc.
• 11/22/05	• Liberty Media Corporation	• FUN Technologies plc
• 10/19/05	• Monster Worldwide, Inc.	• JobKorea Co., Ltd.
• 9/08/05	• News Corporation	• IGN Entertainment, Inc.
• 8/08/05	• CNET Networks, Inc.	• Metacritic, Inc.
• 8/02/05	• Popular, Inc.	• E-LOAN, Inc.
• 7/18/05	• News Corporation	• Intermix Media, Inc.
• 2/17/05	• The New York Times Company	• About, Inc.
• 2/14/05	• Monster Worldwide, Inc.	• Emailjob SAS
• 12/16/04	• eBay Inc.	• Rent.com
• 11/15/04	• Dow Jones & Company, Inc.	• MarketWatch, Inc.
• 9/14/04	• Yahoo! Inc.	• Musicmatch, Inc.
• 8/19/04	• Amazon.com, Inc.	• Joyo.com Limited
• 7/01/04	• Viacom Inc.	• SportsLine.com, Inc.
• 5/24/04	• Monster Worldwide, Inc.	• Tickle Inc.
• 4/23/04	• Monster Worldwide, Inc.	• jobpilot GmbH
• 3/26/04	• InfoSpace, Inc.	• Switchboard Incorporated
• 3/26/04	• Yahoo! Inc.	• Kelkoo S.A.
• 3/16/04	• Monster Worldwide, Inc.	• Military Advantage, Inc.
• 5/05/03	• IAC/InterActiveCorp	• LendingTree, Inc.
• 2/18/03	• Reuters Group PLC	• Multex.com, Inc.

Banc of America Securities reviewed the transaction values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus debt and minority interests, less cash and cash equivalents, as multiples of latest 12 months revenue and one-year forward estimated revenue and EBITDA. Multiples for the selected transactions were based on publicly available financial information at the time of announcement of the relevant transaction.

BabyUniverse.  In its selected precedent transactions analysis of BabyUniverse, Banc of America Securities applied a range of selected latest 12 months revenue and one-year forward revenue and EBITDA multiples derived from the selected ecommerce transactions and the selected content transactions to BabyUniverse’s calendar year 2006 revenue and calendar year 2007 estimated revenue and EBITDA, both including and excluding, in the case of BabyUniverse’s calendar year 2007 estimated revenue and EBITDA, BabyUniverse’s recently developed content-based Internet business. Financial data of BabyUniverse were based on BabyUniverse’s public filings and internal estimates of BabyUniverse’s management.

eToys Direct.  In its selected precedent transactions analysis of eToys Direct, Banc of America Securities applied a range of selected latest 12 months revenue and one-year forward revenue and EBITDA multiples derived from the selected ecommerce transactions to eToys Direct’s calendar year 2006 revenue and calendar year 2007 estimated revenue and EBITDA. Financial data of eToys Direct were based on financial information prepared by eToys Direct’s management.

Based on these analyses, Banc of America Securities calculated the following implied aggregate equity ownership percentage reference ranges for BabyUniverse and then compared such ranges to the aggregate pro forma equity ownership percentage of BabyUniverse based on the exchange ratio:

BabyUniverse Implied Equity Ownership Percentage
Reference Ranges Based on:
	2006A Revenue	2007E Revenue		2007E EBITDA
BabyUniverse Pro Forma Equity Ownership Percentage Based on Exchange Ratio		Including Content	Excluding Content	Including Content	Excluding Content

33.3%	21.2% - 25.8%	23.7% - 28.2%	22.1% - 26.4%	54.2% - 64.4%	43.6% - 54.3%

No company, business or transaction used in this analysis is identical or directly comparable to BabyUniverse, eToys Direct or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which BabyUniverse, eToys Direct and the merger were compared.

Discounted Cash Flow Analyses.  Banc of America Securities performed a discounted cash flow analysis of each of BabyUniverse and eToys Direct by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that BabyUniverse and eToys Direct could each generate during fiscal years 2007 through 2011 based on internal estimates of BabyUniverse’s management and eToys Direct’s management, respectively.

BabyUniverse.  In its discounted cash flow analysis of BabyUniverse, Banc of America Securities calculated a range of estimated terminal values by applying a range of EBITDA terminal value multiples of 10.0x to 12.0x to BabyUniverse’s fiscal year 2011 estimated EBITDA, both including and excluding BabyUniverse’s recently developed content-based Internet business. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 15.75% to 17.75% in the case of BabyUniverse’s estimated EBITDA including content, and 15.0% to 17.0% in the case of BabyUniverse’s estimated EBITDA excluding content.

eToys Direct.  In its discounted cash flow analysis of eToys Direct, Banc of America Securities calculated a range of estimated terminal values by applying a range of EBITDA terminal value multiples of 10.0x to 12.0x to eToys Direct’s fiscal year 2011 estimated EBITDA. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 15.0% to 17.0%.

Based on these analyses, Banc of America Securities calculated the following implied aggregate equity ownership percentage reference ranges for BabyUniverse and then compared such ranges to the aggregate pro forma equity ownership percentage of BabyUniverse based on the exchange ratio:

BabyUniverse Pro Forma
Equity Ownership	BabyUniverse Implied Equity Ownership
Percentage Based on	Percentage Reference Ranges
Exchange Ratio	Including Content	Excluding Content

33.3%	33.0% - 43.5%	18.7% - 26.5%

Financial Analysis of Potential Synergy Impact

Banc of America Securities analyzed the potential pro forma effect of the merger on BabyUniverse’s enterprise value, both before and after giving effect to Estimated Synergies. In this analysis, Banc of America calculated implied enterprise values for the pro forma combined company based on the selected publicly traded companies analyses, selected precedent transactions analyses and discounted cash flow analyses described above and then compared 33.3% of those implied enterprise values (which percentage reflects the aggregate pro forma equity ownership of BabyUniverse in the combined company based on the exchange ratio) with BabyUniverse’s implied enterprise value based on BabyUniverse’s market value, plus net indebtedness, as of March 12, 2007. This analysis indicated that:

•	before giving effect to Estimated Synergies and as compared to 33.3% of the combined company’s enterprise value as derived from the selected publicly traded companies analyses and selected precedent transactions analyses based on calendar year 2006 revenue and calendar year 2007 estimated revenue and the discounted cash flow analyses described above, the merger could result in a premium to BabyUniverse’s enterprise value on a standalone basis;

•	before giving effect to Estimated Synergies and as compared to 33.3% of the combined company’s enterprise value as derived from the selected publicly traded companies analyses and selected precedent transactions analyses based on calendar year 2007 estimated EBITDA described above, the merger could result in a discount to BabyUniverse’s enterprise value on a standalone basis; and

•	after giving effect to Estimated Synergies and as compared to 33.3% of the combined company’s enterprise value as derived from the selected publicly traded companies analyses, selected precedent transactions analyses and discounted cash flow analyses described above, the merger could result in a premium to BabyUniverse’s enterprise value on a standalone basis.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Contribution Analysis

Banc of America Securities reviewed the relative contributions of BabyUniverse and eToys Direct to the combined company’s calendar year 2006 revenue, calendar years 2007 and 2008 estimated revenue and EBITDA (both including and excluding, in the case of BabyUniverse’s calendar years 2007 and 2008 estimated revenue and EBITDA, BabyUniverse’s recently developed content-based Internet business) and number of unique visitors to BabyUniverse’s and eToys Direct’s websites during calendar year 2006 and the fourth quarter of calendar year 2006 annualized. Financial data for BabyUniverse were based on BabyUniverse’s public filings and internal estimates of BabyUniverse’s management and financial data for eToys Direct were based on financial information prepared by eToys Direct’s management. Banc of America Securities calculated from these relative contributions the following overall aggregate equity ownership percentages of BabyUniverse and eToys Direct in the combined company and then compared such percentages to the aggregate pro forma equity ownership percentages of BabyUniverse and eToys Direct, respectively, in the combined company based on the exchange ratio:

Aggregate Pro Forma Equity
Ownership Percentages Based		Contribution Percentage
on Exchange Ratio		Reference Ranges
BabyUniverse	eToys Direct	BabyUniverse	eToys Direct

33.3%	66.7%	23.4% - 61.7%	38.3% - 76.6%

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Banc of America Securities to BabyUniverse’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses summarized above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of BabyUniverse and eToys Direct. The estimates of the future performance of eToys Direct and BabyUniverse provided by eToys Direct’s management and BabyUniverse’s management, respectively, in or underlying Banc of America Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities’ analyses. These analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, of the exchange ratio provided for in the merger and were provided to BabyUniverse’s board of directors in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities’ view of the actual values of eToys Direct or BabyUniverse.

The type and amount of consideration payable in the merger were determined through negotiations between BabyUniverse and eToys Direct, rather than by any financial advisor, and were approved by BabyUniverse’s board of directors. The decision to enter into the merger agreement was solely that of BabyUniverse’s board of directors. As described above, Banc of America Securities’ opinion and analyses were only one of many factors considered by BabyUniverse’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of BabyUniverse’s board of directors or management with respect to the merger or the exchange ratio.

BabyUniverse has agreed to pay Banc of America Securities for its services in connection with the merger an aggregate fee of $1.5 million, portions of which were payable in connection with Banc of America Securities’ engagement and upon the rendering Banc of America Securities’ opinion and a significant portion of which is contingent upon the completion of the merger. BabyUniverse also has agreed to reimburse Banc of America Securities for all reasonable expenses (including any reasonable fees and disbursements of Banc of America Securities’ counsel) incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

In the ordinary course of business, Banc of America Securities and its affiliates may actively trade or hold the securities or loans of BabyUniverse and may actively trade or hold the loans of eToys Direct for Banc of America Securities’ and its affiliates’ own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in these securities or loans.

Interests of BabyUniverse’s Executive Officers and Directors in the Merger

In considering the recommendation of the BabyUniverse board of directors with respect to the approval of the merger agreement and the transactions contemplated thereby (including the merger) and the issuance of shares of BabyUniverse common stock as contemplated by the merger agreement, BabyUniverse shareholders should be aware that certain members of the board of directors and executive officers of BabyUniverse have interests in the merger that are different from, or in addition to, their interests as BabyUniverse shareholders. These interests present a conflict of interest. The BabyUniverse board of directors was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the merger agreement and the related transactions.

Board of Directors and Management

John C. Textor is the Chief Executive Officer and Chairman of the board of directors of BabyUniverse and a shareholder of BabyUniverse. Upon closing of the merger, Mr. Textor will become the Chairman of the board of directors of the combined corporation. Mr. Textor participated in the negotiation and approval of the terms of the merger on behalf of BabyUniverse, following disclosure of all material facts regarding his interests (or potential interests) in the merger.

Other than Mr. Textor, no current BabyUniverse board member has been designated to continue to serve on the board of directors of the combined company.

Ownership Interest

As of June 14, 2007, all directors and executive officers of BabyUniverse, together with their affiliates, beneficially owned 46.6% of the shares of BabyUniverse common stock. Approval of the merger requires the affirmative vote of the holders of a majority of BabyUniverse’s outstanding common stock and preferred stock, voting as a single class. Certain BabyUniverse officers and directors, and their affiliates, have also entered into a voting agreement in connection with the merger. The voting agreement is discussed in greater detail under the caption “Voting Agreement” beginning on page 95.

For a more complete description of the ownership interests of current and former officers and directors of BabyUniverse, please see the section entitled “BabyUniverse Security Ownership by Certain Beneficial Owners” on page 100 of this proxy statement/prospectus.

Employment Agreements

BabyUniverse has previously entered into employment agreements with John C. Textor, its Chief Executive Officer and Chairman of its board of directors, Jonathan Teaford, its Executive Vice President, Robert Brown, its former Chief Financial Officer, Georgianne K. Brown, its President — Mainstream ecommerce, John Studdard, its Executive Vice President for new media, and Michael R. Hull, its Chief Financial Officer. The agreements provide that if (1) a change of control (as described below) occurs, (2) such change of control results in a decrease in the employee’s compensation, responsibilities or position, such that the employee cannot in good faith continue to fulfill his or her job responsibilities (as determined by the employee in his/her sole discretion during the six month period following the change of control), and (3) the change of control did not occur due to the employee’s intentional bulk sale of his or her shares of our common stock, then the employee has the right to terminate his or her employment agreement and receive in one lump sum a payment equivalent to his or her accrued salary and benefits plus a severance benefit equal to one-twelfth of his or her then base salary with an additional one-twelfth of his or her then base salary for each full calendar year that the employment agreement and any extension thereof shall have been in effect and any applicable expense reimbursements. A “change of control” generally means a merger or other change in corporate structure after which the majority of our capital stock is no longer held by the shareholders who held such shares prior to the change of control, a sale of substantially all of our assets to a non-subsidiary purchaser or a reorganization merger or consolidation in which we or a subsidiary is not the surviving corporation.

For a more complete description of the employment agreements that BabyUniverse has entered into with certain of its employee, please see the subsection entitled “BabyUniverse Executive Compensation and Other Information — Employment Agreements” on page 115 of this proxy statement/prospectus.

Registration Rights Agreement

As a condition to eToys Direct’s consummation of the merger, BabyUniverse has agreed to enter into a registration rights agreement with certain parties, including John C. Textor and three entities controlled by Mr. Textor, Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC. Pursuant to the terms of the registration rights agreement, each of Mr. Textor and the three controlled Wyndcrest entities has agreed that such person or entity will not transfer any shares of BabyUniverse common stock, except in connection with the grant of a security interest pursuant to a bona fide lending transaction, during the period ending on the earlier to occur of (i) the second anniversary of the consummation of the merger and (ii) the receipt by Michael J. Wagner and D. E. Shaw affiliates of an aggregate of $40 million in proceeds from the sale of shares of common stock of BabyUniverse. Notwithstanding the foregoing, Mr. Textor and the three controlled Wyndcrest entities will be able to sell shares of BabyUniverse common stock during this restricted period on the following terms: (i) pursuant to the registration rights granted under the registration rights agreement, beginning on or after the first anniversary of the consummation of the merger; (ii) pursuant to Rule 144 under the Securities Act (without giving effect to the provisions of Rule 144(k)), beginning on the date that is six months following the consummation of the merger; and (iii) in a private sale to a third party, beginning on the date that is six months following the consummation of the merger, provided that in connection with any such private sale Mr. Wagner and D. E. Shaw affiliates have the right to participate in such sale, with the shares to be sold by each participant allocated pro rata based on the number of shares of BabyUniverse owned by each sale participant. In addition, pursuant to the registration rights agreement, Mr. Textor and the three controlled Wyndcrest entities are granted a similar right to participate in certain private sales by Mr. Wagner and D. E. Shaw affiliates of shares of BabyUniverse common stock. As a result of the registration rights agreement, subject to certain restrictions, Mr. Textor and the three controlled Wyndcrest entities will be granted an aggregate of two demand registration rights with respect to the shares of BabyUniverse common stock held by them, as well as unlimited rights to include such shares in any registration statement filed by BabyUniverse of its own volition or at the request of another shareholder having the right to make such a request.

Interests of eToys Direct’s Executive Officers and Directors in the Merger

Members of the board of directors and executive officers of eToys Direct may have interests in the merger that are different from, or are in addition to, the interests of eToys Direct stockholders generally. The eToys Direct board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend to eToys Direct’s stockholders to vote for the approval and adoption of the merger agreement.

Board of Directors and Management

Michael J. Wagner is the Chief Executive Officer and a member of the board of directors of eToys Direct and a shareholder of eToys Direct. Upon closing of the merger, Mr. Wagner will become the Chief Executive Officer and a director of the combined company. Mr. Wagner participated in the negotiation and approval of the terms of the merger on behalf of eToys Direct.

Following the merger, in addition to Mr. Wagner, certain other members of the senior management of eToys Direct will assume new management positions with the combined company. Lauren Krueger is a vice president in the D. E. Shaw group’s credit-related opportunities unit, whose affiliates are the principal and controlling stockholders of eToys Direct. Upon closing of the merger, Ms. Krueger will become a director of the combined company. Ms. Krueger participated in the negotiation of the terms of the merger. For a more complete description of the management of the combined company after the merger, please see the section “Management of the Combined Company After the Merger” on page 123 of this proxy statement/prospectus.

Ownership Interest

As of June 14, 2007, all directors and executive officers of eToys Direct, together with their affiliates, beneficially owned 8,416,111 shares of eToys Direct common stock representing approximately 89.6% of eToys Direct’s issued and outstanding common stock as of such date. In addition, certain directors of eToys Direct may be deemed to have beneficial ownership of 11,596,382 shares of Series A Preferred Stock of eToys Direct (as of February 3, 2007) held by D. E. Shaw Composite Side Pocket Series 1, L.L.C., the principal and controlling stockholder of eToys Direct. Such shares of preferred stock represent all of the issued and outstanding shares of preferred stock of eToys Direct. As a condition to BabyUniverse’s consummation of the merger, all of eToys Direct’s outstanding indebtedness for borrowed money and outstanding shares of preferred stock must be converted into shares of eToys Direct common stock immediately prior to the merger. Certain of such indebtedness is held by affiliates of certain of eToys Direct’s directors. For a more complete description of the ownership interests of executive officers and directors of eToys Direct, please see the section entitled “eToys Direct Security Ownership by Certain Beneficial Owners” on page 103 of this proxy statement/prospectus.

Employment Agreements

eToys Direct is party to an employment agreement with Michael J. Wagner. The agreement provides that Mr. Wagner is entitled to an annual base salary of not less than $250,000, an annual bonus pursuant to eToys Direct’s annual bonus plan, and the same health, retirement, and other benefits as eToys Direct provides to similarly situated employees. The term of the agreement, as amended in May 2006, expires on January 31, 2008. If Mr. Wagner’s employment is terminated by eToys Direct without “cause” (as defined in the employment agreement), he will be entitled to continue to receive his base salary for a period of 12 months following such termination. In the event that Mr. Wagner voluntarily resigns his employment for “good cause” (as defined in the employment agreement), he will be entitled to continue to receive his base salary for a period of six months following such termination. Mr. Wagner’s employment agreement contains standard confidentiality covenants and subjects Mr. Wagner to standard non-competition and non-solicitation obligations during the term of his employment and for 6 months thereafter.

eToys Direct is also party to employment agreements with certain of its other executive officers. The terms of these individuals’ agreements are substantially similar to those in Mr. Wagner’s agreement, except with respect to their annual base salaries and the amount of severance. In the event of a termination by eToys Direct without “cause,” or by the executive for “good cause,” these individuals are only entitled to continued base salary for a period of six months following such termination. The individuals who are parties to these agreements, as well as their positions and annual base salaries, are as follows: (i) Frederick Hurley (Senior Vice President of Merchandising, $235,000); (ii) Christopher Cummings (Senior Vice President and Chief Information Officer, $195,000); (iii) Craig Currie (Vice President of My Twinn, $176,000); (iv) Francis J. Scherman (Vice President of Business Development and Customer Service, $150,000); and (v) Gloria-Jean Healy (Vice President of Human Resources and Administration, $153,000).

Loan Agreements

D. E. Shaw eToys Acquisition Holdings, L.L.C., an affiliate of eToys Direct’s principal and controlling stockholder, has entered into Secured Limited Recourse Promissory Note and Pledge Agreements with 16 eToys Direct officers and other employees. These loans are secured by shares of eToys Direct common stock held by the obligors. The obligors may prepay loan amounts at any time, but in the event that the obligors receive any payment or otherwise realize value in respect of the shares representing the collateral for their loans, 100% of such payment or value must be applied to the accrued but unpaid interest on the loans, and any remainder applied to the principal. Similarly, one third of any bonus paid to the obligors, net of taxes, must be applied to the loans in this manner. The loans must be fully repaid by May 10, 2011. As of May 10, 2007, the aggregate outstanding amount under these loans was $528,744.

Registration Rights

As a condition to eToys Direct’s consummation of the merger, BabyUniverse has agreed to enter into a registration rights agreement, pursuant to which, subject to certain restrictions, Mr. Wagner and D. E. Shaw affiliates will be granted, with respect to shares of BabyUniverse common stock issued to them in the merger, an aggregate of three demand registration rights, as well as unlimited rights to include such shares in any registration statement filed by BabyUniverse of its own volition or at the request of another shareholder having the right to make such a request.

Indemnification; Directors’ and Officers’ Insurance

BabyUniverse has agreed for the six-year period following the effective date of the merger to, or to cause the surviving entity in the merger to, indemnify each director or officer of eToys Direct for any and all actions taken by those individuals prior to the effective time of the merger to the fullest extent and in the same manner as eToys Direct provided indemnification to those directors and officers pursuant to its certificate of incorporation in effect at the effective time of the merger. Under the merger agreement, BabyUniverse has also agreed to, or to cause the surviving entity in the merger to, obtain directors and officers insurance covering the persons currently covered under eToys Direct’s directors and officers insurance for a period of six years from the effective date of the merger.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to eToys Direct stockholders upon an exchange of their eToys Direct common stock for BabyUniverse common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to BabyUniverse, eToys Direct or the eToys Direct stockholders as described in this summary. This discussion applies only to eToys Direct stockholders that hold their eToys Direct common stock as a capital asset, generally defined as an asset held for investment purposes. Furthermore, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of such holder’s personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currency;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	pass-through entities and investors in such entities;

•	foreign persons;

•	stockholders who received their eToys Direct common stock through the exercise of employee stock options, through a qualified retirement plan, or otherwise as compensation; and

•	stockholders who hold eToys Direct common stock as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated investment.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

Each eToys Direct stockholder should consult such holder’s own tax advisor with respect to the particular tax consequences of the merger to such holder.

For purposes of this discussion, an “eToys Direct stockholder” is any beneficial owner of eToys common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of, the United States or of any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect to be treated as a U.S. person.

If a partnership holds eToys Direct common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding eToys Direct common stock, you should consult your tax advisor.

The respective obligations of the parties to complete the merger are conditioned upon the delivery by each of Bryan Cave LLP, special tax counsel to BabyUniverse, and Willkie Farr & Gallagher LLP, counsel to eToys Direct, of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from the officers of BabyUniverse and eToys Direct, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither of these opinions is binding on the Internal Revenue Service or the courts, and neither BabyUniverse nor eToys Direct intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurances can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

BabyUniverse and eToys Direct expect to be able to obtain these tax opinions from their respective counsel if:

•	the merger occurs in accordance with the merger agreement;

•	BabyUniverse and eToys Direct are able to deliver to counsel the representations relevant to the tax treatment of the merger, as specified by the merger agreement; and

•	there is no adverse change in U.S. federal income tax law or interpretation thereof.

Subject to the assumptions and limitations discussed above, the merger will be treated for U.S. federal income tax purposes as a reorganization. Accordingly:

•	BabyUniverse, Merger Sub and eToys Direct will each be a party to the reorganization;

•	BabyUniverse, Merger Sub and eToys Direct will not recognize any gain or loss solely as a result of the merger;

•	eToys Direct stockholders will not recognize any gain or loss upon the receipt of solely BabyUniverse common stock for their eToys Direct common stock, other than with respect to cash received in lieu of fractional shares of BabyUniverse common stock;

•	the aggregate tax basis of the shares of BabyUniverse common stock received by an eToys Direct stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of eToys Direct common stock surrendered in exchange therefor;

•	the holding period of the shares of BabyUniverse common stock received by an eToys Direct stockholder in the merger will include the holding period of the shares of eToys Direct common stock surrendered in exchange therefor; and

•	cash payments received by eToys Direct stockholders in lieu of fractional shares will be treated as if such fractional shares of BabyUniverse common stock were issued in the merger and then sold. An eToys Direct stockholder who receives such cash will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss and any such capital gain will be long-term capital gain if the eToys Direct common stock was held by such holder as a capital asset at the effective time of the merger and such holder’s holding period for his, her or its eToys Direct common stock is more than one year.

eToys Direct stockholders are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in the holder’s eToys Direct common stock and a description of the BabyUniverse common stock received.

The preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all of the merger’s potential tax effects. eToys Direct stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, and the applicability and effect of federal, state, local and other applicable tax laws.

Anticipated Accounting Treatment

The merger will be treated by BabyUniverse as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, eToys Direct is considered to be acquiring BabyUniverse in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to BabyUniverse’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of BabyUniverse will be consolidated into the results of operations of eToys Direct as of the effective date of the merger. These allocations will be based upon a valuation that has not yet been finalized.

Appraisal Rights

Under Florida law, BabyUniverse shareholders are not entitled to appraisal rights in connection with the merger.

If the merger is consummated, a holder of eToys Direct stock on the date of his, her, or its making of a written demand for appraisal, as described below, will be entitled to have such stockholder’s shares appraised by the Delaware Court of Chancery, or the Chancery Court, under Section 262 of the DGCL and to receive payment for the “fair value” of these shares in lieu of the consideration provided for in the merger agreement, provided such stockholder (1) makes such demand within 20 days of the date of the mailing of the stockholder notification required pursuant to Section 262(d)(2) of the DCGL; (2) continues to hold those shares through the effective date of the merger; (3) strictly complies with the procedures set forth under Section 262 of the DGCL; and (4) has not consented to the merger. This summary is being sent to all holders of eToys Direct stock and constitutes a formal notice of the appraisal rights available to those holders under Section 262 of the DGCL.

THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 OF THE DGCL REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH THEREIN. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS’ RIGHTS UNDER SECTION 262 OF THE DGCL. The following is a summary of the principal provisions of Section 262 of the DGCL. The following summary does not purport to be a complete statement of Section 262, and is qualified in its entirety by reference to Section 262 of the DGCL, which is incorporated herein by reference, together with any amendments to the laws as may be adopted after the date of this summary. A copy of Section 262 of the DGCL as in effect on the date hereof is attached as Annex D to this proxy statement/prospectus.

A holder of eToys Direct stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of such stockholder’s shares to BabyUniverse within 20 days of the date of the mailing of the stockholder notification required pursuant to Section 262(d)(2) of the DCGL. The written demand must identify the stockholder and state the stockholder’s intention to demand appraisal of his shares. All demands should be delivered to Baby Universe, Inc., 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477, Attn: Chief Executive Officer.

BabyUniverse will send a second notice notifying each of the holders of eToys Direct stock that are entitled to appraisal rights of the effective date of the merger on or within 10 days after the effective date; provided, however, that if such second notice is sent more than 20 days after the date of mailing of the stockholder notification required pursuant to Section 262(d)(2) of the DCGL, such second notice need only be sent to each holder of eToys Direct stock who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL.

Within 120 days after the effective date of the merger, BabyUniverse or any stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Chancery Court demanding a determination of the fair value of the shares of eToys Direct stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition upon BabyUniverse. If no petition is filed by either BabyUniverse or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that BabyUniverse will file a petition with respect to the appraisal of the fair value of their shares or that BabyUniverse will initiate any negotiations with respect to the fair value of those shares. BabyUniverse is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER’S RIGHT TO AN APPRAISAL TO CEASE.

Within 120 days after the effective date of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 of the DGCL is entitled, upon written request, to receive from BabyUniverse a statement setting forth the aggregate number of shares of eToys Direct stock not voted in favor of the merger with respect to which demands for appraisal have been received by BabyUniverse and the aggregate number of holders of those shares. The statement must be mailed within ten days after the written request of such stockholder has been received by BabyUniverse or within ten days after expiration of the time for delivery of demands for appraisal under subsection (d) of Section 262 of the DGCL, whichever is later.

If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Chancery Court will determine which stockholders are entitled to appraisal rights. The Chancery Court may require that stockholders seeking appraisal submit their share certificates for notation thereon of the pendency of the appraisal proceedings. The Chancery Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Accordingly, stockholders seeking appraisal are cautioned to retain their share certificates pending resolution of the appraisal proceedings. The Chancery Court will appraise the shares of eToys Direct stock owned by the stockholders seeking appraisal, determining the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value.

Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 of the DGCL could be more than, the same as, or less than, the merger consideration that they would receive without the exercise of appraisal rights. The cost of the appraisal proceeding may be determined by the Chancery Court and assessed against the parties as the Chancery Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Chancery Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney’s fees and the fees and expenses of experts) be charged pro rata against the value of all shares of eToys Direct stock entitled to appraisal. In the absence of such a determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on their eToys Direct stock, except for dividends or distributions, if any, payable to stockholders at a date prior to the effective date of the merger.

A stockholder may withdraw a demand for appraisal and accept the merger consideration at any time within 60 days after the effective date of the merger or thereafter may withdraw such a demand with the written approval of BabyUniverse. If an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Chancery Court, and any such approval may be conditioned on the Chancery Court’s deeming the terms to be just. If, after the effective date of the merger a holder of eToys Direct stock who had demanded appraisal for the holder’s shares fails to perfect or loses such holder’s right to appraisal, those shares will be treated under the merger agreement as if they had been converted as of the effective date of the merger into the right to receive the consideration provided for in the merger agreement.

IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY ETOYS DIRECT STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR.

Regulatory Approvals

As of the date of this proxy statement/prospectus, neither BabyUniverse nor eToys Direct is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, BabyUniverse must comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Capital Market in connection with the issuance of shares of BabyUniverse common stock in the merger, the issuance of securities in the private placement, and the filing of this proxy statement/prospectus with the SEC.

Nasdaq Capital Market Listing

BabyUniverse common stock currently is listed on The Nasdaq Capital Market under the symbol “POSH”. BabyUniverse has agreed to submit an application for initial listing in connection with the merger under Nasdaq Marketplace Rule 4340(a) and to obtain approval for listing on The Nasdaq Capital Market of the shares of BabyUniverse common stock eToys Direct securityholders will be entitled to receive pursuant to the merger.

Restrictions on Resales

The shares of BabyUniverse common stock to be received by eToys Direct stockholders in the merger will be registered under the Securities Act and, except as described in this section, may be freely traded without restriction. BabyUniverse’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not, except as provided in the last sentence of this paragraph, cover the resale of shares of BabyUniverse common stock to be received in connection with the merger by persons who are deemed to be “affiliates” of eToys Direct. The shares of BabyUniverse common stock to be issued in the merger and received by persons who are deemed to be “affiliates” of eToys Direct may be resold by them only in transactions registered under the Securities Act, exempt from registration by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who are deemed to be “affiliates” of eToys Direct prior to the merger include individuals or entities that control, are controlled by, or are under common control with eToys Direct and may include officers and directors, as well as principal stockholders, of eToys Direct. Affiliates of eToys Direct will be notified separately of their affiliate status. Certain shares of the BabyUniverse common stock received by such eToys Direct “affiliates” are covered by a resale prospectus contained in this proxy statement/prospectus

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. We encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about BabyUniverse, eToys Direct or Merger Sub. Such information can be found elsewhere in this proxy statement/prospectus and, in the case of BabyUniverse, in the other public filings BabyUniverse makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Structure of the Merger

The merger agreement provides that, at the effective time as specified therein, Baby Acquisition Sub, Inc., or Merger Sub, a wholly-owned direct subsidiary of BabyUniverse, will be merged with and into eToys Direct. Upon the consummation of the merger, eToys Direct will continue as the surviving corporation and will be a wholly-owned direct subsidiary of BabyUniverse.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval of the merger by the shareholders of BabyUniverse. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by BabyUniverse and eToys Direct and specified in the certificate of merger. However, because the consummation of the merger may be subject to governmental and regulatory approvals and other conditions, we cannot predict the exact timing of the consummation of the merger.

Merger Consideration; Manner and Basis of Converting Shares

At the effective time, each share of eToys Direct common stock issued and outstanding immediately prior to the effective time (other than shares of eToys Direct common stock held by BabyUniverse, Merger Sub, eToys Direct, or any direct or indirect wholly-owned subsidiary of BabyUniverse or eToys Direct, all of which such shares shall automatically be cancelled without payment of any consideration) will be converted into the right to receive such number of shares of BabyUniverse common stock as is equal to the quotient of (x) the product of (A) the number of shares of BabyUniverse common stock outstanding, on a fully diluted basis, as of the closing of the merger and (B) two, divided by (y) the number of shares of eToys Direct common stock outstanding as of the closing of the merger, such quotient being the exchange ratio.

For example, and for illustrative purposes only, assuming that, at the effective time, (i) 1,500 shares of BabyUniverse common stock are issued and outstanding on a fully diluted basis, which includes all shares of BabyUniverse common stock issuable upon exercise of outstanding options and warrants to purchase BabyUniverse common stock and (ii) 500 shares of eToys Direct common stock are issued and outstanding, each share of eToys Direct common stock would have the right to receive six shares of BabyUniverse common stock. The exchange ratio in this illustrative example would be six to one, and there would be no impact on such ratio resulting from any outstanding options or warrants to purchase eToys Direct common stock. The actual exchange ratio in the merger will not be known until the closing date, due to the possible fluctuations in the fully diluted amount of BabyUniverse common stock and eToys Direct common stock outstanding between the date of the proxy statement/prospectus and the closing of the merger.

There will be no adjustment to the total number of shares of BabyUniverse common stock to be issued to eToys Direct stockholders for changes in the market price of BabyUniverse common stock. Further, the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of BabyUniverse common stock issued in connection with the merger will depend on the market value of the shares of BabyUniverse common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

Fractional Shares

No fractional shares of BabyUniverse common stock will be issued in the merger. Instead, each eToys Direct stockholder otherwise entitled to a fractional share of BabyUniverse common stock (after aggregating all fractional shares of BabyUniverse common stock issuable to such stockholder) will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average closing sales price per share of BabyUniverse common stock as reported on The Nasdaq Capital Market for the consecutive period beginning at 9:30 a.m. New York time on the thirteenth trading day immediately preceding the date of closing of the merger and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such date.

Surrender of eToys Direct Stock Certificates

The merger agreement provides that, as promptly as practicable following the effective time of the merger, BabyUniverse will mail to each record holder of eToys Direct common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s eToys Direct stock certificates. Upon surrender of a eToys Direct common stock certificate for exchange to BabyUniverse, together with a duly executed letter of transmittal and joinder agreement to the merger agreement, and such other documents as BabyUniverse may reasonably require, the holder of the eToys Direct stock certificate will be entitled to receive the following:

•	a certificate or certificates representing the number of full shares of BabyUniverse common stock to which the holder is entitled; and

•	cash in lieu of any fractional share of BabyUniverse common stock, and any dividends or other distributions to which the holder is otherwise entitled as provided for in the merger agreement.

The stock certificate so surrendered will be cancelled.

After the effective time, all holders of certificates representing shares of eToys Direct common stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to such shares except as otherwise provided by law. In addition, the stock transfer book of eToys Direct will be closed and no transfer of eToys Direct common stock after the effective time of the merger will be registered on the records of eToys Direct.

If any eToys Direct stock certificate has been lost, stolen or destroyed, the owner of such certificate may deliver to BabyUniverse an affidavit claiming such certificate has been lost, stolen or destroyed and other documentation reasonably requested in order to receive the shares of BabyUniverse common stock issuable to the holder of such certificate.

From and after the effective time of the merger, until it is surrendered and exchanged, each certificate that previously evidenced eToys Direct common stock will be deemed to represent only the right to receive shares of BabyUniverse common stock and cash in lieu of any fractional share of BabyUniverse common stock. BabyUniverse will not pay dividends or other distributions on any shares of BabyUniverse common stock to be issued in exchange for any unsurrendered eToys Direct stock certificate until the eToys Direct stock certificate is surrendered as provided in the merger agreement.

The Exchange Ratio

At the effective time of the merger, each share of eToys Direct common stock will be converted into the right to receive such number of fully paid and nonassessable shares of BabyUniverse common stock as is equal to the quotient of (x) the product of (A) the number of shares of BabyUniverse common stock outstanding, on a fully diluted basis, as of the closing of the merger and (B) two, divided by (y) the number of shares of eToys Direct common stock outstanding as of the closing of the merger, such quotient being the exchange ratio. At the effective time, each outstanding option to acquire eToys Direct common stock will be automatically converted (as more fully described under “eToys Direct Stock Options” below) into an option to acquire such number of shares of BabyUniverse common stock as is equal to the product of (x) the number of shares of eToys Direct common stock subject to such outstanding option and (y) the exchange ratio, at an exercise price per share equal (rounded up to the nearest whole cent) to the quotient of (i) the exercise price per share of such outstanding option, and (ii) the exchange ratio.

If the number of shares of common stock of BabyUniverse or eToys Direct changes before the merger is completed because of a stock split, reverse stock split, reclassification, stock dividend or other stock distribution, or other change of such stock into other securities, an appropriate adjustment will be made to the exchange ratio to reflect any such stock split, reverse stock split, dividend or other distribution or change.

eToys Direct Stock Options

At the effective time of the merger, each outstanding option granted by eToys Direct to purchase shares of eToys Direct common stock will be automatically converted into an option (each, an “eToys Direct rollover option”) to acquire BabyUniverse common stock having the same terms and conditions as the eToys Direct stock option, except that the number of shares that the new BabyUniverse option will be exercisable for and the exercise price of the new BabyUniverse option will reflect the exchange ratio in the merger as more fully described under “The Exchange Ratio” above. The number of shares of BabyUniverse common stock issuable upon the exercise of each stock option will be rounded down to the nearest whole number of shares of BabyUniverse common stock, and the exercise price will be rounded up to the nearest whole cent.

BabyUniverse has agreed to file with the SEC, as of the effective date of the merger, a registration statement on Form S-8 with respect to the shares of BabyUniverse common stock subject to eToys Direct rollover options.

eToys Direct Restricted Stock

All shares of restricted eToys Direct common stock issued under eToys Direct’s employee benefit plans and outstanding as of the effective time of the merger, whether or not then vested, will be treated, for purposes of the merger, in the same manner as all other shares of eToys Direct common stock outstanding immediately prior to the effective time, provided that the shares of BabyUniverse common stock issuable to each holder of shares of restricted eToys Direct common stock will be subject to the same terms and conditions (including vesting schedule) applicable to such holder’s award of restricted stock as in effect prior to the effective time.

Representations and Warranties

The merger agreement contains customary representations and warranties of BabyUniverse (including Merger Sub) and eToys Direct made to, and solely for the benefit of, each other, relating to, among other things:

•	corporate organization, subsidiaries, valid existence and qualification to do business;

•	capital structure;

•	corporate authority to enter into and the binding nature of the merger agreement;

•	consents, approvals and filings required for the consummation of the merger;

•	absence of any conflicts with organizational documents, laws and material contracts;

•	compliance with applicable laws;

•	absence of undisclosed liabilities;

•	ownership of assets, properties and rights used in the business;

•	transactions with affiliates;

•	relationships with vendors and content providers;

•	adequacy of insurance;

•	accuracy and completeness of financial statements and amount of outstanding indebtedness;

•	absence of certain material adverse events to the business;

•	employee benefit plans and matters relating to ERISA;

•	filing of tax returns, payment of taxes and other tax-related matters;

•	absence of material litigation;

•	ownership and leases of real property;

•	compliance with the terms of material contracts;

•	matters relating to employment and labor matters;

•	compliance with environmental laws and regulations;

•	ownership of intellectual property, software, licenses and permits;

•	the absence of the application of any state takeover statute;

•	information supplied in this proxy statement/prospectus;

•	board approval and shareholder vote required to approve the merger agreement and the transactions contemplated thereby; and

•	payment of advisors’ or similar fees.

Most of the representations and warranties expire at the effective time of the merger, provided that certain enumerated representations and warranties with respect to corporate organization, conflicts or violations of agreements as a result of the merger or the merger agreement, authorization and validity of the merger agreement, and capital structure will survive for one year after the effective time of the merger. The assertions embodied in the representations and warranties in the merger agreement are qualified by information in confidential disclosure schedules that BabyUniverse and eToys Direct have exchanged in connection with signing the merger agreement. While BabyUniverse and eToys Direct do not believe that they contain information securities laws require the parties to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in BabyUniverse’s general prior public disclosures, as well as additional non-public information concerning both BabyUniverse and eToys Direct. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in BabyUniverse’s public disclosures.

Covenants; Conduct of Business Prior to the Merger

Affirmative Covenants of eToys Direct.  Subject to certain exceptions, eToys Direct has agreed that before the earlier of the termination of the merger agreement and the effective time of the merger, it will:

•	provide (and will cause its subsidiaries to provide) BabyUniverse and its representatives with reasonable access during normal business hours to all of eToys Direct’s (or its respective subsidiary’s) officers, employees, properties, offices, plants and other facilities and books and records;

•	furnish promptly (and will cause its subsidiaries to furnish promptly) to BabyUniverse and its representatives, consistent with eToys Direct’s (or its respective subsidiary’s) legal obligations, all other information concerning eToys Direct’s (or its respective subsidiary’s) business, properties and personnel as BabyUniverse may reasonably request;

•	conduct its business and the business of its subsidiaries, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws;

•	maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use;

•	use commercially reasonable efforts to preserve intact its (and its subsidiaries’) current business organization, keep available the services of their current officers and key employees and preserve, in all material respects, the present relationships of eToys Direct and its subsidiaries with persons with which eToys Direct or any of its subsidiaries has significant business relations;

•	promptly notify BabyUniverse upon having knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of eToys Direct contained in the merger agreement;

•	use its reasonable best efforts to cause all of eToys Direct’s indebtedness for borrowed money outstanding as of the closing of the merger agreement to be exchanged for share of eToys Direct common stock, and upon such exchange shall terminate all security interests in, and pledges of, assets of eToys Direct and its subsidiaries related to the indebtedness and shall make any and all filings required in connection therewith;

•	take all corporate action necessary to cause all shares of eToys Direct preferred stock outstanding as of the date of the merger agreement to be converted into shares of eToys Direct common stock, effective immediately prior to the effective time, in accordance with the terms of such eToys Direct preferred stock;

•	use its reasonable best efforts to obtain from Willkie Farr & Gallagher LLP a written opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	use its reasonable best efforts to maintain in full force and effect through the closing date of the merger all material insurance policies applicable to eToys Direct and its subsidiaries and their respective properties and assets in effect on the date of the merger agreement; and

•	take all actions necessary to fully vest each employee of eToys Direct and its subsidiaries immediate prior to the closing date of the merger in their account balances under eToys Direct’s tax-qualified 401(k) plan effective as of the closing date of the merger.

Negative Covenants of eToys Direct.  Subject to certain exceptions, eToys Direct has agreed that before the effective time, except as otherwise approved by BabyUniverse, it will not and will not permit any of its subsidiaries to:

•	make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

•	make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options to purchase shares of eToys Direct common stock outstanding on the date of the merger agreement), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

•	subject to limited exceptions, make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, leased real property or rights or any part thereof;

•	sell, transfer, exclusively license or abandon any of its material intellectual property;

•	subject to limited exceptions, subject any of its assets, properties or rights, or any part thereof, to any lien or suffer such to exist;

•	redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of eToys Direct and its subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

•	subject to limited exceptions, acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property);

•	subject to limited exceptions, enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee;

•	contractually commit to make capital expenditures for any post-closing period in excess of $500,000 in the aggregate;

•	pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than wholly owned subsidiaries);

•	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of the merger agreement;

•	subject to limited exceptions, make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in U.S. generally accepted accounting principles, or write off as uncollectible any accounts receivable;

•	make or change any material tax election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle any material tax claim or assessment relating to eToys Direct or any of its subsidiaries, surrender any right to claim a refund of material taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to eToys Direct or any of its subsidiaries, or take any other similar action relating to the filing of any tax return or the payment of any material tax;

•	settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of eToys Direct or its subsidiaries;

•	subject to limited exceptions, make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on eToys Direct and its subsidiaries or terminate, or waive any right or remedy under, any contract, bid or expenditure, where such contract, bid or expenditure is for a contract entailing payments in excess of $100,000;

•	subject to limited exceptions, lend money to any person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation;

•	subject to limited exceptions, use any of its or any of its subsidiaries’ funds or other assets to pay down or pay off any of its or any such subsidiaries’ indebtedness for borrowed money;

•	take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or

•	commit to do any of the foregoing.

Affirmative Covenants of BabyUniverse.  Subject to certain exceptions, BabyUniverse has agreed that before the earlier of the termination of the merger agreement and the effective time of the merger, it will:

•	provide (and will cause its subsidiaries to provide) eToys Direct and its representatives with reasonable access during normal business hours to all of BabyUniverse’s (or its respective subsidiary’s) officers, employees, properties, offices, plants and other facilities and books and records;

•	furnish promptly (and will cause its subsidiaries to furnish promptly) to eToys Direct and its representatives, consistent with BabyUniverse’s (or its respective subsidiary’s) legal obligations, all other information concerning BabyUniverse’s (or its respective subsidiary’s) business, properties and personnel as eToys Direct may reasonably request;

•	conduct its business and the business of its subsidiaries, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including, without limitation, the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by BabyUniverse pursuant to the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Sarbanes-Oxley Act of 2002;

•	maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use;

•	use commercially reasonable efforts to preserve intact its (and its subsidiaries’) current business organization, keep available the services of their current officers and key employees and preserve, in all material respects, the present relationships of BabyUniverse and its subsidiaries with persons with which BabyUniverse or any of its subsidiaries has significant business relations;

•	promptly notify eToys Direct upon having knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of BabyUniverse or Merger Sub contained in the merger agreement;

•	use its reasonable best efforts to effect a private placement offering of its common stock and to cause all of BabyUniverse’s indebtedness for borrowed money outstanding as of the closing of the merger to be repaid immediately prior to the effective time from the net proceeds to BabyUniverse of such private placement, and upon such repayment will terminate all security interests in, and pledges of, assets of BabyUniverse and its subsidiaries related to such indebtedness and shall make any and all filings required in connection therewith;

•	file a registration statement on Form S-8 (or any successor or other appropriate form) with the SEC with respect to the shares of BabyUniverse common stock subject to eToys Direct rollover options;

•	as promptly as practicable following the date of the merger agreement, prepare and file with the SEC a registration statement on Form S-4 (which contains a proxy statement/prospectus (including therein a resale prospectus)) in connection with the registration under the Securities Act of the shares of BabyUniverse common stock to be issued in the merger, and use commercially reasonable efforts to have the registration statement declared effective by the SEC;

•	make all necessary filings with respect to the merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder;

•	use its reasonable best efforts to obtain from Bryan Cave LLP a written opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take or cause to be taken all corporate actions necessary for the board of directors of BabyUniverse, as of the effective time, to be comprised of seven members classified into three classes, and to otherwise be constituted in accordance with and as set forth in Section 7.8(b) of the merger agreement;

•	use its reasonable best efforts to maintain in full force and effect through the closing date of the merger all material insurance policies applicable to BabyUniverse and its subsidiaries and their respective properties and assets in effect on the date of the merger agreement; and

•	take all actions reasonably necessary to permit beginning as of the closing date of the merger each eToys Direct employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from eToys Direct’s 401(k) Plan to roll over the distribution to an account in BabyUniverse’s 401(k) Plan.

Negative Covenants of BabyUniverse.  Subject to certain exceptions, BabyUniverse has agreed that before the effective time, except as otherwise approved by eToys Direct, it will not and will not permit any of its subsidiaries to:

•	make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

•	make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options to purchase shares of BabyUniverse common stock outstanding on the date of the merger agreement), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

•	subject to limited exceptions, make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, leased real property or rights or any part thereof;

•	sell, transfer, exclusively license or abandon any of its material intellectual property;

•	subject to limited exceptions, subject any of its assets, properties or rights, or any part thereof, to any lien or suffer such to exist;

•	redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of BabyUniverse and its subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

•	subject to limited exceptions, acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property);

•	subject to limited exceptions, enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee;

•	contractually commit to make capital expenditures for any post-closing period in excess of $500,000 in the aggregate;

•	pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates (other than wholly owned subsidiaries);

•	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of the merger agreement;

•	subject to limited exceptions, make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in U.S. generally accepted accounting principles, or write off as uncollectible any accounts receivable;

•	make or change any material tax election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle any material tax claim or assessment relating to BabyUniverse or any of its subsidiaries, surrender any right to claim a refund of material taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to BabyUniverse or any of its subsidiaries, or take any other similar action relating to the filing of any tax return or the payment of any material tax;

•	settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of BabyUniverse or its subsidiaries;

•	subject to limited exceptions, make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on BabyUniverse and its subsidiaries or terminate, or waive any right or remedy under, any contract, bid or expenditure, where such contract, bid or expenditure is for a contract entailing payments in excess of $100,000;

•	subject to limited exceptions, lend money to any person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation;

•	subject to limited exceptions, use any of its or any of its subsidiaries’ funds or other assets to pay down or pay off any of its or any such subsidiaries’ indebtedness for borrowed money;

•	take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or

•	commit to do any of the foregoing.

Additional Covenants of BabyUniverse and eToys Direct.  Each of BabyUniverse and eToys Direct has agreed that:

•	it will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof;

•	it will use commercially reasonable efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the merger agreement under any applicable regulatory law;

•	it will use commercially reasonable efforts to obtain all consents, waivers, authorizations and approvals of all third parties necessary, proper or advisable for the consummation of the transactions contemplated by the merger agreement, and to provide any notices to third parties required to be provided prior to the effective time;

•	it will not knowingly take any action or fail to take any action which would prevent the merger from qualifying as a “reorganization” within the meaning of section 368(a) of the Code;

•	it will not adopt, approve, or agree to adopt, a shareholder rights plan or other similar plan commonly referred to as a “poison pill”; and

•	it will keep the other party informed of, and cooperate with the other party in connection with, any stockholder litigation or claim against it and/or its directors or officers relating to the merger or the other transactions contemplated by the merger agreement.

Employee Benefits Matters

Nothing provided for in the merger agreement creates a right in any employee to employment with the combined company. In addition, no officer or director of BabyUniverse or eToys Direct who continues in such capacity after the merger will be deemed to be a third party beneficiary of the merger agreement, except for officers and directors of BabyUniverse and eToys Direct to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ insurance coverage. Please see “The Merger Agreement — Directors’ and Officers’ Insurance” below.

Directors’ and Officers’ Insurance

The merger agreement provides that, for a period of six years after the merger, BabyUniverse will, or will cause eToys Direct to, provide indemnification, to the same extent and under similar conditions and procedures as the directors and officers of eToys Direct were entitled on the date of the merger agreement, in connection with any proceeding based or arising, directly or indirectly, out of the fact that any such person was an officer or director of

eToys Direct as of the time the merger becomes effective, whether pertaining to a matter arising before or after the effective time. In addition, the merger agreement provides that, for a period of six years after the merger, BabyUniverse will, or will cause eToys Direct to, maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of eToys Direct, with coverage in amount and scope at least as favorable as the coverage under eToys Direct’s existing policies as of the date that the merger agreement with minimum aggregate limits of liability of at least $3,000,000 and deductibles no larger than those customary for such type of insurance coverage, except that BabyUniverse or eToys Direct, as applicable, is not required to pay an annual premium for such directors’ and officers’ liability insurance policy in excess of 150% of the current annual premium paid by eToys Direct for its existing policies.

Indemnification

Holders of eToys Direct common stock immediately prior to the effective time will jointly (and not severally) indemnify and fully defend, save and hold harmless BabyUniverse, Merger Sub, their affiliates, and their respective directors, officers, agents and employees from any loss arising out of or resulting from any breach of certain enumerated representations and warranties of eToys Direct contained in the merger agreement, with respect to its corporate organization, absence of conflicts affecting the merger agreement and merger, authorization of the merger agreement, and capitalization. The maximum amount for which any single former holder of eToys Direct common stock may be liable with regard thereto is limited by the terms of the merger agreement and shall not, in any case, exceed 10% of the merger consideration received by such former holder.

Additionally, BabyUniverse and Merger Sub will jointly and severally indemnify and fully defend, save and hold harmless all holders of eToys Direct common stock immediately prior to the effective time from any loss arising out of or resulting from any breach of certain enumerated representations and warranties of BabyUniverse contained in the merger agreement, with respect to its corporate organization, absence of conflicts affecting the merger agreement and merger, authorization of the merger agreement, and capitalization. The maximum aggregate amount for which BabyUniverse and Merger Sub may be liable with regard thereto is limited by the terms of the merger agreement and shall not, in any case, exceed 10% of the aggregate merger consideration under the merger agreement.

Obligations of the BabyUniverse Board of Directors with Respect to Its Recommendations and Holding a Meeting of BabyUniverse’s Shareholders

BabyUniverse has agreed to take all action necessary to call, give notice of and, as promptly as practicable, and in no event not more than 30 days, after the registration statement on Form S-4 of which this proxy statement/prospectus is a part is declared effective under the Securities Act, hold, a meeting of its shareholders for the approval of the merger, the issuance of shares of BabyUniverse common stock in the merger, the resulting change in control of BabyUniverse, and the other transactions contemplated by the merger agreement.

No vote of the stockholders of eToys Direct is required or being sought. BabyUniverse has agreed to include a statement in this proxy statement/prospectus to the effect that the board of directors of BabyUniverse recommends that BabyUniverse’s shareholders approve the merger, the issuance of shares of BabyUniverse common stock in the merger, the resulting change in control of BabyUniverse and the other transactions contemplated by the merger agreement at a special meeting of BabyUniverse shareholders. The merger agreement provides that the board of directors of BabyUniverse may not withdraw its recommendation or modify its recommendation in a manner adverse to eToys Direct except in certain circumstances.

The merger agreement provides that BabyUniverse’s board of directors is entitled to withhold, withdraw, modify or amend its recommendation if certain requirements, including the following, are met:

•	BabyUniverse receives an unsolicited, bona fide written acquisition proposal that is not withdrawn;

•	Such unsolicited written acquisition proposal was not obtained or made as a result of a breach of the merger agreement;

•	BabyUniverse’s board of directors determines in good faith, after having taken into account the advice of its outside legal counsel, that such acquisition proposal is a superior proposal;

•	BabyUniverse’s board of directors reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that taking such action is required to comply with its fiduciary duties to its shareholders under applicable law; and

•	BabyUniverse’s board of directors shall have given eToys Direct at least five business days notice of its intention to withhold, withdraw, modify or amend its recommendation.

The merger agreement provides that, if BabyUniverse withdraws or modifies the recommendation of its board of directors, BabyUniverse may be required under certain circumstances to pay to eToys Direct a termination fee of $1,567,178, and reimburse eToys Direct for the expenses incurred by it in connection with the transaction in a maximum amount of $1,500,000. See “The Merger Agreement — Expenses and Termination Fees” below. In addition, regardless of any withdrawal or modification by BabyUniverse’s board of directors of a recommendation concerning the merger, BabyUniverse shall call and hold it special meeting of shareholders to vote on the merger.

Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals

The merger agreement contains detailed provisions prohibiting BabyUniverse from seeking or entering into an alternative transaction to the merger. Under these “no solicitation” and related provisions, subject to specific exceptions described below, BabyUniverse has agreed that it will not, directly or indirectly (and that it will ensure that its subsidiaries do not and its and its subsidiaries’ representatives do not directly or indirectly):

•	solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any person relating to an offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving BabyUniverse or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of BabyUniverse or more than 20% of the assets of BabyUniverse and its subsidiaries taken as a whole (an “acquisition proposal”), or agree to or endorse any acquisition proposal;

•	enter into any agreement to (i) facilitate or further the consummation of, or consummate, any acquisition proposal, (ii) approve or endorse any acquisition proposal or (iii) in connection with any acquisition proposal, require it to abandon, terminate or fail to consummate the merger;

•	enter into or participate in any discussions or negotiations in connection with any acquisition proposal or inquiry with respect to any acquisition proposal, or furnish to any person any information with respect to its business, properties or assets in connection with any acquisition proposal or inquiry with respect to any acquisition proposal; or

•	agree to resolve or take any of the actions prohibited above.

Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals

The merger agreement provides that, if BabyUniverse receives from any person an acquisition proposal that constitutes, or is reasonably likely to result in the submission by such person of, a superior proposal (as described below), then BabyUniverse may furnish nonpublic information to, and engage in discussions and negotiations with, the person making the acquisition proposal, as long as:

•	BabyUniverse’s board of directors determines in good faith, after consultation with BabyUniverse’s financial advisor and outside legal counsel, that such acquisition proposal is reasonably likely to result in a superior proposal;

•	BabyUniverse’s board of directors determines in good faith, after consultation with BabyUniverse’s outside legal counsel, that failing to take such action may reasonably be expected to result in a breach of its fiduciary duties under applicable law;

•	BabyUniverse notifies eToys Direct promptly (but in any event within two business days) after receipt or occurrence of (i) any acquisition proposal, (ii) any request for information with respect to any acquisition proposal, (iii) any inquiry, proposal, discussions or negotiation with respect to any acquisition proposal, and (iv) the material terms and conditions of any such acquisition proposal, request for information, inquiry, proposal, discussion or negotiation and the identity of the person making any such acquisition proposal, request for information, inquiry or proposal or with whom discussions or negotiations are taking place;

•	BabyUniverse shall promptly (but in any event within two business days after receipt) provide to eToys Direct copies of any written documentation material to understanding such acquisition proposal, request for information, inquiry, proposal, discussion or negotiation which is received by BabyUniverse from the person making such acquisition proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place; and

•	BabyUniverse shall keep eToys Direct fully informed of the status and details (including any amendments or proposed amendments) of any such acquisition proposal or request for information.

For purposes of the merger agreement, the term “superior proposal” means, with respect to BabyUniverse, a bona fide written offer which is not solicited after the date of the merger agreement in violation of the merger agreement made by a third party to enter into a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving BabyUniverse or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 50% of the voting power of BabyUniverse or more than 50% of the assets of BabyUniverse and its subsidiaries taken as a whole, other than the transactions contemplated by the merger agreement, including in connection with the private placement to be conducted by BabyUniverse as contemplated by the merger agreement.

For any such acquisition proposal to be deemed to be a “superior proposal,” it must be for a transaction that the board of directors of BabyUniverse determines in its good faith judgment (after consultation with BabyUniverse’s outside legal counsel and financial advisor) to be more favorable to BabyUniverse’s shareholders than the merger agreement and the transactions contemplated by the merger agreement, taking into account all terms and conditions of the proposed alternative transaction (including any break-up fees, expense reimbursement provisions and financial terms, the anticipated timing, conditions and prospects for completion of the proposed alternative transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals).

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions of BabyUniverse, Merger Sub and eToys Direct in the merger agreement are qualified by reference to whether the item in question has had or could reasonably be expected to have a “material adverse effect” on the applicable company. The merger agreement provides that “material adverse effect” means, when used in connection with BabyUniverse, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of BabyUniverse and its subsidiaries, taken as a whole, subject to certain exceptions, or (b) would prevent or materially impair or materially delay the ability of BabyUniverse to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement. The merger agreement provides that “material adverse effect” means, when used in connection with eToys Direct, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of eToys Direct and its subsidiaries, taken as a whole, subject to certain exceptions, or (b) would prevent or materially impair or materially delay the ability of eToys Direct to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement.

Conditions to the Merger

Conditions to the Obligations of Each Party.  The merger agreement contemplates that the respective obligations of each party to effect the merger and the other transactions contemplated in the merger agreement shall be subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	no statute, rule, regulation, executive order, decree or ruling shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect, having the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	all consents, waivers, authorizations and approvals of any governmental entity required in connection with the execution, delivery and performance of the merger agreement shall have been duly obtained and shall be in full force and effect on the closing date of the merger; and

•	the merger agreement and the transactions contemplated by the merger agreement shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of BabyUniverse common stock and preferred stock, voting as a single class.

Additional Conditions to the Obligations of BabyUniverse.  The merger agreement contemplates that the obligations of BabyUniverse and Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are also subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	certain enumerated representations and warranties of eToys Direct contained in the merger agreement, with respect to its corporate organization, authorization of the merger agreement, capitalization, amount of cash and cash equivalents on hand, and vote required to adopt the merger agreement, shall be true and correct in all respects (except for specified exceptions), in each case both when made and at and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time);

•	all other representations and warranties of eToys Direct set forth in the merger agreement shall be true and correct both when made and at and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, and BabyUniverse shall have received a certificate of the chief executive officer and the chief financial officer of eToys Direct to such effect;

•	eToys Direct shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the closing date of the merger, and BabyUniverse shall have received a certificate of the chief executive officer and the chief financial officer of eToys Direct to such effect;

•	a material adverse effect with respect to eToys Direct shall not have occurred;

•	eToys Direct shall have exchanged all of its outstanding debt for shares of eToys Direct common stock in accordance with Section 5.4 of the merger agreement;

•	eToys Direct shall have converted all outstanding shares of eToys Direct preferred stock for shares of eToys Direct common stock in accordance with Section 5.4 of the merger agreement;

•	BabyUniverse shall have received (i) from Bryan Cave LLP, special tax counsel to BabyUniverse, on the date of the closing of the merger, a written opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) from Willkie Farr & Gallagher LLP, counsel to eToys Direct, on the date of the closing of the merger, a written opinion with respect to the merger and certain other matters;

•	D. E. Shaw Composite Side Pocket Series I, L.L.C. and Michael J. Wagner shall have executed and delivered to BabyUniverse a joinder agreement to the merger agreement;

•	BabyUniverse’s de novo application for initial listing in connection with the merger under Nasdaq Marketplace Rule 4340(a) shall have been approved, and the shares of BabyUniverse common stock to be issued in the merger shall have been approved for quotation or listing, as the case may be, on The Nasdaq Capital Market (or any successor inter-dealer quotation system or stock exchange thereto), subject to official notice of issuance; and

•	the registration rights agreement, substantially in the form attached to the merger agreement, shall have been executed by certain enumerated parties and delivered to BabyUniverse.

Additional Conditions to the Obligations of eToys Direct.  The merger agreement contemplates that the obligations of eToys Direct to effect the merger and the other transactions contemplated by the merger agreement are also subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	certain enumerated representations and warranties of BabyUniverse contained in the merger agreement, with respect to its corporate organization, authorization of the merger agreement, capitalization, amount of cash and cash equivalents on hand, and vote required to adopt the merger agreement, shall be true and correct in all respects (except for specified exceptions), in each case both when made and at and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time);

•	all other representations and warranties of BabyUniverse set forth in the merger agreement shall be true and correct both when made and at and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, and eToys Direct shall have received a certificate of the chief executive officer and the chief financial officer of BabyUniverse to such effect;

•	BabyUniverse shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the closing date of the merger, and eToys Direct shall have received a certificate of the chief executive officer and the chief financial officer of BabyUniverse to such effect;

•	a material adverse effect with respect to BabyUniverse shall not have occurred;

•	the board of directors of BabyUniverse shall be constituted as set forth in Section 7.8 of the merger agreement;

•	BabyUniverse shall have repaid all of its outstanding debt in accordance with Section 6.3 of the merger agreement;

•	the registration rights agreement, substantially in the form attached to the merger agreement, shall have been executed by certain enumerated parties and delivered to eToys Direct and the parties thereto other than BabyUniverse;

•	BabyUniverse’s de novo application for initial listing in connection with the merger under Nasdaq Marketplace Rule 4340(a) shall have been approved, and the shares of BabyUniverse common stock to be issued in the merger shall have been approved for quotation or listing, as the case may be, on The Nasdaq Capital Market (or any successor inter-dealer quotation system or stock exchange thereto), subject to official notice of issuance;

•	eToys Direct shall have received (i) from Willkie Farr & Gallagher LLP, counsel to eToys Direct, on the date of the closing of the merger, a written opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) from Sullivan & Triggs, LLP, counsel to BabyUniverse and Merger Sub, on the date of the closing of the merger, a written opinion with respect to the merger and certain other matters;

•	the registration statement on Form S-4 of which this proxy statement/prospectus is a part shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	BabyUniverse shall have timely filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and such filing shall not have resulted in any materially adverse comments from the SEC which remain unresolved or which result in any restatement of any financial statements of BabyUniverse.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the shareholders of BabyUniverse has been obtained, BabyUniverse and eToys Direct can terminate the merger agreement by mutual written consent, if such action is duly authorized by their respective boards of directors.

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the shareholders of BabyUniverse has been obtained, either such company can terminate the merger agreement by action taken or authorized by the board of directors of the terminating party or parties:

•	if the merger shall not have been consummated prior to September 13, 2007; provided, however, that the right to terminate the merger agreement under this provision shall not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before September 13, 2007;

•	if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by the merger agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

•	if approval of BabyUniverse’s shareholders of the merger and other transactions contemplated by the merger agreement shall not have been obtained at the special meeting duly convened therefor (or at any adjournment or postponement thereof).

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the shareholders of BabyUniverse has been obtained, BabyUniverse can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach under the merger agreement and if there shall have been a breach of the merger agreement by eToys Direct such that the conditions set forth in Sections 8.2(a) or 8.2(b) of the merger agreement would not be satisfied and such breach is not reasonably capable of being cured or, in certain circumstance, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (i) 30 days following notice of such breach and (ii) September 13, 2007.

The merger agreement also provides that eToys Direct, at any time prior to the effective time of the merger, can terminate the merger agreement by action taken or authorized by its board of directors if:

•	prior to BabyUniverse’s shareholders meeting, the board of directors of BabyUniverse shall have failed to recommend or shall have withdrawn or modified or amended in a manner adverse to eToys Direct its approval or recommendation of the merger agreement or the merger, or shall have approved or recommended a superior proposal;

•	BabyUniverse fails to call or hold a shareholders meeting in accordance with Section 7.1(c) of the merger agreement; or

•	BabyUniverse breaches any of its material obligations with respect to acquisition proposals under Section 7.5 of the merger agreement.

The merger agreement further provides that, at any time prior to the effective time of the merger, either before or after the requisite approval of the shareholders of BabyUniverse has been obtained, eToys Direct can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach under the merger agreement and if there shall have been a breach of the merger agreement by BabyUniverse such that the conditions set forth in Sections 8.3(a) or 8.3(b) of the merger agreement would not be satisfied and such breach is not reasonably capable of being cured or, in certain circumstance, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (i) 30 days following notice of such breach and (ii) September 13, 2007.

Expenses and Termination Fees

The merger agreement provides that, expect as otherwise expressly provided therein, all expenses incurred by the parties to the merger agreement shall be paid by the party incurring such expenses.

The merger agreement provides that BabyUniverse will pay eToys Direct a termination fee of $1,567,178, and will reimburse eToys Direct for the expenses incurred by it in connection with the merger in a maximum amount of $1,500,000, in the event that the merger agreement is terminated by:

•	(i) either eToys Direct or BabyUniverse, if the merger shall not have been consummated prior to September 13, 2007, subject to certain exceptions, or (ii) eToys Direct, if BabyUniverse breaches the merger agreement, subject to certain limitations, and:

•	at or prior to the time of the event giving rise to such termination there shall have been made known to or proposed to BabyUniverse or otherwise publicly disclosed or announced an acquisition proposal, and

•	within 12 months of the termination of the merger agreement, BabyUniverse enters into a definitive agreement (other than a confidentiality agreement) with respect to, or consummates, an acquisition proposal;

•	either eToys Direct or BabyUniverse, if approval of BabyUniverse’s shareholders of the merger and other transactions contemplated by the merger agreement shall not have been obtained at the special meeting duly convened therefor (or at any adjournment or postponement thereof); or

•	eToys Direct, if:

•	prior to BabyUniverse’s special shareholders meeting, the board of directors of BabyUniverse shall have failed to recommend or shall have withdrawn or modified or amended in a manner adverse to eToys Direct its approval or recommendation of the merger agreement or the merger, or shall have approved or recommended a superior proposal;

•	BabyUniverse fails to call or hold a special shareholders meeting in accordance with Section 7.1(c) of the merger agreement; or

•	BabyUniverse breaches any of its material obligations with respect to acquisition proposals under Section 7.5 of the merger agreement.

Amendment and Waiver of the Merger Agreement

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by shareholders of BabyUniverse, provided that after any such approval, no amendment shall be made that by law requires further approval by BabyUniverse’s shareholders without such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of BabyUniverse, eToys Direct and Merger Sub.

At any time prior to the effective time of the merger, BabyUniverse or eToys Direct may, by written consent, waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

THE VOTING AGREEMENT

The following description of the voting agreement describes the material terms of the voting agreement. This description of the voting agreement is qualified in its entirety by reference to the full text of the voting agreement which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read the entire full text of the voting agreement.

Voting Agreement Relating to Shares of BabyUniverse Common Stock

Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC, Wyndcrest BabyUniverse Holdings III, LLC, John C. Textor, Jonathan Teaford, and Stuart Goffman have entered into a voting agreement with eToys Direct dated as of March 13, 2007. In the voting agreement, each such shareholder of BabyUniverse has agreed to vote an agreed upon number of shares of BabyUniverse common stock held by him or it, and has separately granted eToys Direct an irrevocable proxy to vote such shares of BabyUniverse common stock held by him or it:

•	in favor of adoption of the merger agreement and approval of the terms thereof and of the merger and each of the other transactions contemplated thereby;

•	against any action or agreement that is, or would be, reasonably likely to result in any conditions to BabyUniverse’s obligations under the merger agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of BabyUniverse or Merger Sub under the merger agreement;

•	against any acquisition proposal;

•	against any amendments to the amended and restated articles of incorporation or amended bylaws of BabyUniverse; and

•	against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the merger or the transactions contemplated by the merger agreement or change in any manner the voting rights of any class of stock of BabyUniverse.

Each such shareholder of BabyUniverse party to the voting agreement has also agreed that, before the earlier of the date upon which the merger agreement is validly terminated or the date upon which the merger is consummated, he or it will not sell, transfer or dispose of any of the shares of BabyUniverse common stock that are held by him or it and are subject the terms of the voting agreement.

In the aggregate 2,153,553 shares of BabyUniverse common stock (or approximately [  ]% of the BabyUniverse common stock outstanding on the record date) are subject to the voting agreement.

COMBINED COMPANY AFTER THE MERGER

Upon consummation of the merger, the board of directors of the combined company will be comprised of seven members classified into three classes. The following table lists the names, ages and positions of individuals currently designated by BabyUniverse and eToys Direct to serve as directors and executive officers of the combined company upon consummation of the merger. The sixth and seventh members of the board of directors are expected to be selected by the board of directors of the combined company following the completion of the merger. The ages of the individuals are provided as of June 14, 2007.

Name of Individual	Age	Position with the Company

Executive Officers
Michael J. Wagner	45	President and Chief Executive Officer
Christopher H. Cummings	42	Senior Vice President and Chief Information Officer
Frederick Hurley	48	Senior Vice President and Chief Merchant
Craig Currie	43	Vice President
Directors
Class I
John C. Textor	41	Chairman of the Board
Michael J. Wagner	45	Director
Class II
Lauren Krueger	32	Director
Edward Ulbrich	42	Director
Class III
John Schaefer	48	Director

For more information regarding the management of the combined company, please see “Management of the Combined Company after the Merger” on page 143.

THE BABYUNIVERSE BOARD OF DIRECTORS RECOMMENDS THAT BABYUNIVERSE’S SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER, THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK IN THE MERGER AND THE RESULTING CHANGE OF CONTROL OF BABYUNIVERSE.

BABYUNIVERSE PROPOSAL NO. 2 — APPROVAL OF THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK, AND SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR SHARES OF BABYUNIVERSE COMMON STOCK,
IN CONNECTION WITH A PRIVATE PLACEMENT FINANCING

Private Placement Financing

A condition to the obligation of eToys Direct to consummate the merger is that all of BabyUniverse’s indebtedness for borrowed money and fees related to the transactions contemplated by the merger agreement be paid in full prior to consummation of the merger. On June 13, 2007, BabyUniverse completed a private placement of its equity securities to certain “qualified institutional buyers” (as that term is defined in Rule 144A promulgated under the Securities Act), and one “accredited investor” (as that term is defined in Regulation D promulgated under the Securities Act), the purpose of which was to raise the funds necessary to repay all such outstanding indebtedness and to pay the fees incurred by it in connection with the transactions contemplated by the merger agreement. As a result of this private placement, BabyUniverse will receive an aggregate of $10 million in gross cash proceeds, and in exchange therefor, will issue an aggregate of 1,568,450 shares of its common stock (including such shares as are covered by conversion rights and warrants issued to the investors therein). As to that portion of the gross cash proceeds not yet received by BabyUniverse, the investors’ obligation to purchase the underlying securities is subject only to satisfaction of specified conditions set forth in the executed definitive securities purchase agreements between the investors and BabyUniverse that are not within the control of such investors. The offering by BabyUniverse of the securities issued in this private placement is not subject to registration under the Securities Act, pursuant to the exemption contained in Section 4(2) thereof, and such securities may not be subsequently offered or sold by investors in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Dilution Due to the Private Placement Financing

The number of shares of BabyUniverse common stock issued or issuable in the private placement, including such shares as are subject to conversion rights or warrants issued to the investors therein, is equal to approximately 27.5% of the number of shares of BabyUniverse common stock issued and outstanding on June 14, 2007 (excluding all such shares issued or issuable in the private placement). BabyUniverse’s shareholders will be substantially diluted by the issuance of equity securities in the private placement.

Registration Rights

Pursuant to the terms of each definitive purchase agreement entered into with an investor in the private placement, BabyUniverse is required to register all shares of common stock sold to such investor in the private placement, and all shares of common stock issuable upon the conversion or exercise of other securities sold to such investor in the private placement, on a registration statement on Form S-3, to be filed with the SEC within fifteen days of the closing thereunder.

After this registration statement becomes effective, the shares of common stock covered thereby may be sold freely in the public market. Unless demand significantly increases, the market price of a security will generally decline due to market forces if a substantial number of shares are sold at or around the same time. Therefore, if any purchaser in the private placement seeks to sell a substantial number of its shares of BabyUniverse common stock in the public market within a relatively short time period, the market price of BabyUniverse’s common stock could decline as a result.

Required Shareholder Vote

BabyUniverse’s common stock is listed on The Nasdaq Capital Market and, therefore, must comply with the Nasdaq Marketplace Rules. Nasdaq Marketplace Rule 4350(i) requires shareholder approval for the issuance or potential issuance in a private placement of equity securities representing 20% or more of an issuer’s outstanding common stock, or 20% or more of the voting power outstanding before the issuance, at a price less than the greater of the book value or market value of the common stock. The aggregate number of shares of BabyUniverse common stock issued or issuable in the private placement, including such shares as are subject to conversion rights or warrants issued to the investors, exceeds 20% of BabyUniverse’s outstanding common stock on the dates that the definitive agreements with the investors were entered into, and the sale price of the securities sold by BabyUniverse in such private placement may be deemed to be less than the greater of the book value or market value of BabyUniverse common stock for purposes of Marketplace Rule 4350(i). In order to ensure compliance with Marketplace Rule 4350(i), BabyUniverse is soliciting shareholder approval for the issuance of all of the equity securities issued or issuable by it in the private placement. Pursuant to the terms of the definitive purchase agreements entered into with the investors, the aggregate number of shares of BabyUniverse common stock, including such shares as are subject to conversion rights or warrants, issuable thereunder prior to the obtaining of such shareholder approval is limited to a number representing less than 20% of the number of shares of BabyUniverse common stock outstanding, and less than 20% of the voting power of BabyUniverse, on the dates that such definitive agreements were entered into.

Approval of Proposal No. 2 requires the affirmative vote of the holders of a majority of the shares of BabyUniverse common stock and preferred stock represented at the special meeting, and who would be entitled to vote at a meeting if a quorum were present, voting as a single class.

THE BABYUNIVERSE BOARD OF DIRECTORS RECOMMENDS THAT BABYUNIVERSE’S SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE ISSUANCE OF SHARES OF BABYUNIVERSE COMMON STOCK, AND SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR SHARES OF BABYUNIVERSE COMMON STOCK,
IN CONNECTION WITH A PRIVATE PLACEMENT FINANCING.

BABYUNIVERSE PROPOSAL NO. 3 — APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING OF BABYUNIVERSE SHAREHOLDERS

If BabyUniverse fails to receive a sufficient number of votes to approve Proposal No. 1 or Proposal No. 2, BabyUniverse may propose to adjourn the special meeting of BabyUniverse shareholders, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal No. 1 or Proposal No. 2. BabyUniverse currently does not intend to propose adjournment at the special meeting of BabyUniverse shareholders if there are sufficient votes to approve Proposal No. 1 and Proposal No. 2. If the proposal to adjourn the special meeting of BabyUniverse shareholders for the purpose of soliciting additional proxies is submitted to shareholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting of BabyUniverse shareholders.

THE BABYUNIVERSE BOARD OF DIRECTORS RECOMMENDS THAT BABYUNIVERSE’S SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING OF BABYUNIVERSE SHAREHOLDERS.

BABYUNIVERSE SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of BabyUniverse’s common stock as of June 14, 2007 by:

•	each person known by BabyUniverse to be the beneficial owner of more than five percent (5%) of the outstanding shares of BabyUniverse’s common stock;

•	each of BabyUniverse’s executive officers and directors; and

•	all of BabyUniverse’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 14, 2007, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 5,694,914 shares of BabyUniverse common stock outstanding as of June 14, 2007. Unless otherwise indicated, the address where each of the shareholders in the table below may be contacted is c/o BabyUniverse, Inc., 150 South US Highway One, Suite 500, Jupiter, Florida 33477.

	Number of Shares	Percent of
Name	Beneficially Owned	Common Stock

5% Shareholders
Wyndcrest BabyUniverse Holdings II, LLC	579,458	10.2%
Wyndcrest BabyUniverse Holdings III, LLC	1,209,006	21.2%
Richard H. Pickup(1)	657,500	11.5%
Gilder, Gagnon, Howe & Co. LLC(2)	486,015	8.5%
Executive Officers and Directors
John C. Textor(3)(4)	2,070,525	36.4%
Stuart Goffman(5)	367,933	6.5%
Jonathan Teaford(4)(6)	78,028	1.4%
Georgianne K. Brown(7)	7,051	0.1%
Curtis Gimson(8)	21,361	0.4%
Bethel G. Gottlieb(8)	16,361	0.3%
John Nichols(9)	52,124	0.9%
Carl Stork(10)	52,124	0.9%
John Studdard(11)	20,833	0.4%
All current directors and executive officers as a group (9 persons)	2,686,340	46.6%

(1)	As reflected in Amendment No. 1 to a Schedule 13D filed on February 14, 2007; Mr. Pickup’s address, as reflected therein, is 2321 Alcova Ridge Dr., Las Vegas, Nevada, 89134.

(2)	As reflected in a Schedule 13G filed on April 10, 2007; the address for Gilder, Gagnon, Howe & Co. LLC, as reflected therein, is 1775 Broadway, 26th Floor, New York, NY 10019.

(3)	Includes 28,460 shares owned by Wyndcrest BabyUniverse Holdings, LLC, 579,458 shares owned by Wyndcrest BabyUniverse Holdings II, LLC and 1,209,006 shares owned by Wyndcrest BabyUniverse Holdings III, LLC. John C. Textor holds sole investment and voting power over the shares held by the Wyndcrest entities, except as affected by the Voting Agreement referenced in Footnote (3) below.

(4)	All of these shares are covered by a Voting Agreement to which eToys Direct, Inc. and Mr. Textor and Mr. Teaford, among others, are party, which is described in BabyUniverse’s Current Report on Form 8-K filed on March 16, 2007.

(5)	5,000 of these shares are covered by a Voting Agreement to which eToys Direct, Inc. and Mr. Goffman, among others, are party, which is described in BabyUniverse’s Current Report on Form 8-K filed on March 16, 2007.

(6)	Although Mr. Teaford is affiliated with the Wyndcrest entities referred to in Footnote (2) above, he is not deemed to beneficially own shares held through such entities because he does not control the voting or disposition of such shares.

(7)	Excludes 18,999 shares of unvested restricted stock which are subject to time-based vesting restrictions.

(8)	Excludes 16,361 shares of unvested restricted stock which are subject to time based vesting restrictions.

(9)	Includes 52,124 shares issuable under currently exercisable stock options.

(10)	Consists of 52,124 shares owned by Ciconia & Co. LLC. Mr. Stork holds sole investment and voting power over the shares held by Ciconia & Co. LLC. Although Mr. Stork is affiliated with the Wyndcrest entities referred to in footnote (3) above, he is not deemed to beneficially own shares held through such entities because he does not control the voting or disposition of such shares.

(11)	Includes 20,833 shares issuable under stock options exercisable within 60 days of June 14, 2007.

The following table sets forth certain information regarding the beneficial ownership of BabyUniverse’s Series A Convertible Preferred Stock as of June 14, 2007 by each of the holders thereof.

Applicable percentage ownership in the following table is based on 317,259 shares of BabyUniverse Series A Convertible Preferred Stock outstanding as of June 14, 2007. Unless otherwise indicated, the address where each of the shareholders in the table below may be contacted is c/o Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, Connecticut 06880.

		Percent of Series A
	Number of Shares	Convertible
Name	Beneficially Owned(1)	Preferred Stock

Pequot Capital Management, Inc.	317,259	100.0%

(1)	The shares are held of record by the following funds in the following amounts: Pequot DM Fund, L.P., 228,426 shares, and Pequot Proprietary Risk Allocation Fund, L.P., 88,833 shares. Pequot Capital Management, Inc., which is the investment adviser to the above-named funds, exercises sole dispositive, investment and voting power with respect to all of the shares. Arthur J. Sanberg is the controlling shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

Equity Compensation Plan Information

The following table sets forth information, as of December 31, 2006, with respect to BabyUniverse compensation plans under which BabyUniverse common stock is or was authorized for issuance and is outstanding:

Number of
	Securities to be			Number of
	Issued Upon		Weighted-Average	Securities
	Exercise of		Exercise Price of	Remaining Available
	Outstanding		Outstanding	for Future Issuance
	Options, Warrants		Options, Warrants	Under Equity
Plan Category	and Rights		and Rights	Compensation Plans

Equity compensation plans approved by security holders	104,248	(1)	$3.15	288,235
Equity compensation plans not approved by security holders	—		—	—

Total	104,248		$3.15	288,235

(1)	Excludes 177,221 shares of restricted stock subject to time-based vesting.

BABYUNIVERSE SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of our outstanding Common Stock to file with the Securities and Exchange Commission (“SEC”) reports of changes in their ownership of Common Stock. Officers, directors and greater than 10% shareholders are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, during the year ended December 31, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% shareholders were complied with, except that John C. Textor reported the acquisition on December 15, 2006 of 3,700 shares of BabyUniverse’s common stock on a Form 4 filed with the SEC on December 21, 2006.

ETOYS DIRECT SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of eToys Direct’s common stock as of June 14, 2007 by:

•	each person known by eToys Direct to be the beneficial owner of more than five percent (5%) of the outstanding shares of eToys Direct’s common stock;

•	each of eToys Direct’s executive officers and directors; and

•	all of eToys Direct’s executive officers and directors as a group.

None of such persons beneficially own any shares of BabyUniverse common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 14, 2007, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the following table is based on 9,225,000 shares of eToys Direct common stock outstanding as of June 14, 2007. It is a condition to BabyUniverse’s consummation of the merger that all of eToys Direct’s outstanding indebtedness for borrowed money be converted into shares of eToys Direct common stock immediately prior to the consummation of the merger. As of June 13, 2007, eToys Direct had outstanding $68,730,125 of indebtedness for borrowed money which will be converted into shares of eToys Direct common stock immediately prior to the merger. Unless otherwise indicated, the address where each of the shareholders in the table below may be contacted is c/o eToys Direct, Inc., 1099 18th Street, Suite 1800, Denver, Colorado 80202.

	Number of Shares	Percent of
Name	Beneficially Owned	Common Stock

5% Shareholders
D. E. Shaw Composite Side Pocket Series 1, L.L.C.(1)	7,150,000	77.5%
Executive Officers and Directors
Michael J. Wagner(2)	560,000	6.0%
Christopher H. Cummings(3)	313,889	3.4%
Frederick L. Hurley(4)	238,889	2.6%
Julius Gaudio(5)	7,150,000	77.5%
Daniel Posner(6)	7,150,000	77.5%
Craig Currie(7)	153,333	1.7%
All current or former directors and executive officers as a group (6 persons)	8,416,111	89.6%

(1)	D. E. Shaw Composite Side Pocket Series 1, L.L.C. is also the beneficial owner of 11,596,382 shares of Series A Preferred Stock, par value $0.01 per share, of eToys Direct (as of February 3, 2007). As a condition to the consummation of the merger, such shares of eToys Direct Series A Preferred Stock shall be converted into shares of eToys Direct common stock. The address of D. E. Shaw Composite Side Pocket Series 1, L.L.C. is 120 West 45th Street, 39th Floor, New York, NY 10036. Immediately prior to the consummation of the merger, D. E. Shaw Composite Side Pocket Series 1, L.L.C. intends to transfer these shares to D. E. Shaw Laminar Portfolios, L.L.C. It is a condition to BabyUniverse’s consummation of the merger that all of eToys Direct’s outstanding indebtedness for borrowed money be converted into shares of eToys Direct common stock immediately prior to the consummation of the merger. Affiliates of D. E. Shaw Composite Side Pocket Series 1, L.L.C. hold in the aggregate $68,730,125 of indebtedness of eToys Direct as of June 13, 2007 which will be converted into shares of eToys Direct common stock immediately prior to the merger.

(2)	Includes 60,000 shares of eToys Direct common stock subject to outstanding options which are exercisable within the next 60 days. Mr. Wagner also has options to purchase an additional 20,000 shares of common stock which are not exercisable within the next 60 days.

(3)	Includes 38,889 shares of eToys Direct common stock subject to outstanding options which are exercisable within the next 60 days. Mr. Cummings also has options to purchase an additional 16,111 shares of common stock which are not exercisable within the next 60 days.

(4)	Includes 38,889 shares of eToys Direct common stock subject to outstanding options which are exercisable within the next 60 days. Mr. Hurley also has options to purchase an additional 16,111 shares of common stock which are not exercisable within the next 60 days.

(5)	Includes 7,150,000 shares of eToys Direct common stock owned by D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Gaudio is a managing director of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Gaudio disclaims beneficial ownership of the shares held by D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Gaudio is located at c/o D. E. Shaw & Co., L.P., 120 West 45th Street, 39th Floor, New York, NY 10036.

(6)	Includes 7,150,000 shares of eToys Direct common stock owned by D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Posner is a managing director of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Posner disclaims beneficial ownership of the shares held by D. E. Shaw Composite Side Pocket Series 1, L.L.C. Mr. Posner is located at c/o D. E. Shaw & Co., L.P., 120 West 45th Street, 39th Floor, New York, NY 10036.

(7)	Includes 28,333 shares of eToys Direct common stock subject to outstanding options which are exercisable within the next 60 days. Mr. Currie also has options to purchase an additional 11,667 shares of common stock which are not exercisable within the next 60 days.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between BabyUniverse and eToys Direct. For accounting purposes eToys Direct is considered to be acquiring BabyUniverse in this transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of BabyUniverse, while the historical results of eToys Direct are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.

For purposes of these unaudited pro forma condensed combined financial statements, management of BabyUniverse and eToys Direct has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair value. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of BabyUniverse that exist as of the date of completion of the transaction. The actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the determination of the final valuation, the impact of future integration activities, the timing of completion of the transaction and other changes in BabyUniverse’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented. For example, upon closing of the merger, as a result of BabyUniverse’s continued consumption of its working capital, the purchase price may exceed the fair value of the assets acquired and liabilities assumed resulting in positive goodwill.

The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of BabyUniverse and eToys Direct, adjusted to give effect to the acquisition of BabyUniverse by eToys Direct for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of February 3, 2007 and December 31, 2006 gives effect to the proposed transaction as if it occurred on February 3, 2007, in the case of eToys Direct, and December 31, 2006, in the case of BabyUniverse, and combines the historical balance sheets of eToys Direct and BabyUniverse as of, respectively, February 3, 2007 and December 31, 2006. The eToys Direct balance sheet information was derived from its audited balance sheet as of February 3, 2007 included herein. The BabyUniverse balance sheet information was derived from its audited consolidated balance sheet included in its Annual Report on Form 10-K for the year ended December 31, 2006 and also included herein.

The unaudited pro forma condensed combined statement of operations for the year ended February 3, 2007 and December 31, 2006 is presented as if the transaction was consummated on January 29, 2006, in the case of eToys Direct, and January 1, 2006, in the case of BabyUniverse, and combines the historical results of eToys Direct and BabyUniverse for the year ended, respectively, February 3, 2007 and December 31, 2006. The historical results of eToys Direct were derived from its audited statement of operations for the year ended February 3, 2007 included herein. The historical results of BabyUniverse were derived from its audited consolidated statement of operations included in its Annual Report on Form 10-K for the year ended December 31, 2006 and also included herein.

The unaudited pro forma condensed combined financial statements have been prepared by BabyUniverse and eToys Direct management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had BabyUniverse and eToys Direct been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of eToys Direct at and for the year ended February 3, 2007 included herein and the historical consolidated financial statements of BabyUniverse included in its Annual Report on Form 10-K at and for the year ended December 31, 2006 and also included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of February 3, 2007 and December 31, 2006

	eToys Direct, Inc.		BabyUniverse, Inc.		Pro Forma		Pro Forma
	February 3, 2007	(a)	December 31, 2006	(a)	Adjustments		Combined

Assets:
Current assets:
Cash and cash equivalents	$1,773,836		$3,473,278		$—		$5,247,114
Accounts receivable, net	1,611,055		732,186		—		2,343,241
Inventory, net	14,830,007		2,048,485		—		16,878,492
Prepaid expenses	1,680,618		331,457		—		2,022,075

Total current assets	19,905,516		6,585,406		—		26,490,922
Fixed assets, net	3,874,502		1,936,740		(1,500,000	)(b)	4,311,242
Other assets	299,984		137,760		—		437,744
Goodwill and intangible assets, net	—		21,643,668		29,245,604	(c)	50,889,272
Assets held for sale	2,104,588		—		—		2,104,588

Total assets	26,184,590		30,303,574		27,745,604		84,233,768

Liabilities and Shareholders’ (deficit) equity:
Current liabilities:
Accounts payable	$3,029,232		$4,664,107		$—		$7,693,339
Accrued expenses and other current liabilities	7,854,789		616,896		780,000	(d)	9,251,685
Note payable — related party	53,000,000		—		(53,000,000	)(e)	—
Interest payable — related party	570,295		—		—		570,295
Current portion of notes payable and current portion of capital lease	504,272		561,090		(553,532	)(f)	511,830
Deferred revenue	—		787,758		—		787,758

Total current liabilities	64,958,588		6,629,851		(52,773,532)		18,814,907
Note and capital lease obligation-long term portion	341,465		5,777,841		(5,757,439	)(f)	361,867
Deferred rent	71,708		189,542		(133,736	)(g)	127,514
Liabilities related to assets held for sale	152,181		—		—		152,181

Total liabilities	65,523,942		12,597,234		(58,664,707)		19,456,469

Shareholders’ (deficit) equity:
Preferred stock	6,968,786		—		(6,968,786	)(h)	—
Common stock	92,250		5,686		(77,524	)(i)	20,412
Additional paid-in capital	2,764,328		23,943,189		93,456,621	(j)	120,164,138
Accumulated deficit	(49,164,716)		(6,242,535)		—		(55,407,251)

Total shareholders’ (deficit) equity	(39,339,352)		17,706,340		86,410,311		64,777,299

Total liabilities and shareholders’ (deficit) equity	$26,184,590		$30,303,574		$27,745,604		$84,233,768

See accompanying Notes to Unaudited Pro Forma Condensed Combined Balance Sheets,
which are an integral part of these statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended February 3, 2007 and December 31, 2006

	eToys Direct, Inc.		BabyUniverse, Inc.
	February 3,		December 31,		Pro Forma		Pro Forma
	2007	(a)	2006	(a)	Adjustments		Combined

Net sales	$116,543,241		$35,549,698		$—		$152,092,939
Cost of sales	78,916,261		25,389,702		—		104,305,963

Gross profit	37,626,980		10,159,996		—		47,786,976
Operating expenses:
Fulfillment	12,305,121		—		—		12,305,121
Selling and marketing	18,375,046		4,652,486		—		23,027,532
General and administrative	12,358,312		9,898,898		(538,019	)(b)	21,719,191

Total operating expenses	43,038,479		14,551,384		(538,019)		57,051,844
Operating loss	(5,411,499)		(4,391,388)		538,019		(9,264,868)
Other income (expense), net	(22,744)		1,500,000		(1,500,000	)(c)	(22,744)
Interest expense, net	(6,049,976)		(452,312)		6,559,373	(d)	57,085

(Loss) from continuing operations before income taxes	(11,484,219)		(3,343,700)		5,597,392		(9,230,527)

Income tax benefit	—		—		—		—
(Loss) from discontinued operations, net of tax	(9,360,323)		—		9,360,323	(e)	—

Net loss	$(20,844,542)		$(3,343,700)		$14,957,715		$(9,230,527)

Earnings (loss) per common share
Basic	(2.26)		(0.62)				(0.57)

Diluted	(2.26)		(0.62)				(0.57)

Weighted average common shares outstanding
Basic	9,225,000		5,419,872				16,259,616 (f)
Diluted	19,921,553		6,106,369				18,319,107 (f)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Statement of Operations,
which are an integral part of these statements.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Historical presentation — eToys Direct’s fiscal year ended on February 3, 2007 and BabyUniverse’s fiscal year ended on December 31, 2006. Certain reclassifications have been made to the historical presentation of eToys Direct and BabyUniverse in order to conform to the presentation used in the Unaudited Pro Forma Condensed Combined Balance Sheet. These adjustments had no impact on the historical assets, liabilities or shareholders’ equity.

(b)	Fixed assets, net — Represents the pro forma purchase adjustment to adjust to fair value BabyUniverse’s fixed assets that are planned to be abandoned in connection with the merger. The largest asset groups include software and leasehold improvements, as the combined company anticipates operating on eToys Direct’s software platform and out of eToys Direct’s fulfillment center.

(c)	Goodwill and intangible assets, net — Under the purchase method of accounting, the total consideration was determined using the average closing price for BabyUniverse’s common stock on The Nasdaq Capital Market over the period beginning three trading days before and ending three trading days after March 14, 2007, the date the merger was announced. Goodwill and intangible assets, net is reflected as the excess of purchase price over the fair values of the BabyUniverse net assets acquired, calculated as follows:

Value of BabyUniverse common stock issued (or purchase price)	$53,616,651
Less: Fair value of BabyUniverse’s net assets acquired	$(2,727,379)

Goodwill and intangible assets, net	$50,889,272

Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to BabyUniverse’s net tangible and identifiable intangible assets deemed acquired and liabilities deemed assumed for purposes of preparing pro forma financial information based on their estimated fair values as of December 31, 2006. Final purchase price adjustments will be based on fair values at the closing of the merger and could vary significantly from the pro forma amounts due to various factors, including, but not limited to, change in the composition of BabyUniverse’s assets and liabilities prior to the completion of the merger. Accordingly, the fair value of these assets and liabilities is preliminary and is also subject to change pending additional information that may come to the knowledge of BabyUniverse or eToys Direct and restructuring decisions made upon completion of the merger.

(d)	Accrued expenses and other current liabilities — Represents pro forma adjustments to establish liabilities for BabyUniverse leases planned to be abandoned, BabyUniverse contracts planned to be terminated and employee severance to be paid in connection with the merger.

(e)	Note payable — related party — Represents the pro forma adjustment to eToys Direct’s note payable to entities affiliated with the D. E. Shaw group to reflect the conversion of the note to common stock.

(f)	Note and capital lease obligation — Represents the pro forma adjustment to BabyUniverse current and long-term portion of notes payable to reflect repayment of the notes with the proceeds from the private placement transaction.

(g)	Deferred rent — Represents the pro forma adjustment to reflect at fair value the deferred rent liability related to BabyUniverse leases that are planned to be abandoned in connection with the merger.

(h)	Preferred stock — Represents the conversion of shares of eToys Direct preferred stock into shares of eToys Direct common stock. Under the terms of the merger agreement, eToys Direct is required to convert all outstanding shares of its preferred stock, and all amounts owing under its note payable to entities affiliated with the D. E. Shaw group, into shares of its common stock.

(i)	Common stock — Represents the par value of the shares taking into consideration (i) the cancellation of all outstanding shares of eToys Direct common stock in connection with the merger, (ii) the issuance of shares of BabyUniverse common stock in exchange for eToys Direct common stock so that the eToys Direct stockholders immediately prior to the closing of the merger will own 66 2/3% of the combined company immediately thereafter, and (iii) the issuance of shares of BabyUniverse common stock, and/or securities convertible into or exercisable for shares of BabyUniverse common stock, in the private placement conducted by BabyUniverse to fund the repayment of all of its outstanding debt and to finance its transaction fees incurred in connection with the merger.

Cancellation of eToys Direct common stock	$(92,250)
BabyUniverse common stock issued to eToys Direct stockholders	$13,608
BabyUniverse private placement	$1,118

Total pro forma adjustment	$77,524

(j)	Additional paid-in-capital — Represents the excess share value over the stated par value taking into consideration (i) the issuance of BabyUniverse common stock in exchange for eToys Direct common stock in connection with the merger, (ii) BabyUniverse’s net assets stated at fair value and (iii) the private placement conducted by BabyUniverse to fund the repayment of all of its outstanding debt and to finance its transaction fees incurred in connection with the merger.

BabyUniverse common stock issued to eToys Direct stockholders	$60,047,428
BabyUniverse’s net assets stated at fair value	$24,599,340
BabyUniverse private placement	$8,809,853

Total pro forma adjustment	$93,456,621

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(a)	Historical presentation — eToys Direct’s fiscal year ended on February 3, 2007 and BabyUniverse’s fiscal year ended on December 31, 2006. Certain reclassifications have been made to the historical presentation of eToys Direct and BabyUniverse in order to conform to the presentation used in the Unaudited Pro Forma Condensed Combined Statement of Operations. These adjustments had no impact on the historical losses from continuing operations.

(b)	General and administrative — Represents the pro forma adjustment for BabyUniverse’s operational reorganization and restructuring expense incurred in the first half of its fiscal year. The objectives of the restructuring plan were to (i) integrate the business operations of two recent acquisitions with BabyUniverse’s ecommerce business in order to achieve greater efficiency and (ii) benefit from certain business strengths and best practices of the acquired companies.

(c)	Other income (expense), net — Represents the pro forma adjustment for BabyUniverse’s $1.5 million gain on early extinguishment of debt recorded in the third quarter of its fiscal year.

(d)	Interest expense, net — Represents the pro forma adjustment to (i) eToys Direct’s interest expense to reflect the conversion of eToys Direct’s note payable to entities affiliated with the D. E. Shaw group into shares of eToys Direct common stock and (ii) BabyUniverse’s interest expense to reflect the repayment of all of its outstanding indebtedness in connection with the merger.

(e)	Loss from discontinued operations — Represents the elimination of eToys Direct’s discontinued operation that was sold to a third party on January 31, 2007.

(f)	Weighted average common shares outstanding — The pro forma weighted average number of basic and diluted shares outstanding is calculated by multiplying BabyUniverse’s weighted average basic and diluted common shares by three to reflect the issuance of shares of BabyUniverse common stock in exchange for eToys Direct common stock so that the eToys Direct stockholders immediately prior to the closing of the merger will own 66 2/3% of the combined company immediately thereafter.

BABYUNIVERSE EXECUTIVE COMPENSATION AND OTHER INFORMATION

As of June 14, 2007, each of the persons named below served as one of the executive officers or key employees of BabyUniverse:

Name of Individual	Age	Position with BabyUniverse

John C. Textor	41	Chief Executive Officer
Georgianne K. Brown	46	President of Mainstream ecommerce
Jonathan Teaford	33	Executive Vice President
Michael R. Hull	53	Chief Financial Officer
John Studdard	39	Executive Vice President — New Media

John C. Textor, 41, has been Chairman of our Board of Directors since November 2002 and a member of our Board of Directors since December 1999. Mr. Textor has served as our Chief Executive Officer since April 2005. He has also served as co-chairman of the board of directors of Digital Domain, Inc., a leading visual effects company focused on feature films, television commercials and video games, since May 2006. Mr. Textor is also the Founder and President of Wyndcrest Holdings, LLC, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet, and its predecessor since 1997. Earlier, Mr. Textor was employed in various merchant banking and investment banking capacities by Shearson Lehman Hutton and Paine Webber. Mr. Textor was also a founding director of Lydian Trust Company, a diversified financial services company. He is currently a director of Multicast Media Networks, Inc., a global provider of Internet-based broadcast media. He was previously Chairman of the Board of Sims Snowboards, a prominent global snowboard brand. Mr. Textor earned a B.A. degree in Economics at Wesleyan University.

Georgianne K. Brown, 46, has been our President of Mainstream ecommerce since October 2006 and was our Executive Vice President of Marketing from July 2005 to October 2006. Ms. Brown was formerly the Vice President for Marketing Services for eDiets.com, Inc., a public company that provides online diet and fitness subscription products and services, from November 2003 to April 2005. Ms. Brown held a variety of positions in Certified Vacations Group, Inc. from November 1997 to July 2003, holding the title of Vice President for Consumer Marketing from 1998 to 2003. In 1998, she also become the President of New River Technologies, a subsidiary of Certified Vacations Group, Inc. Ms. Brown held several marketing and sales related positions with Alamo Rent A Car, Inc. from 1979 to 1997, and was the Executive Director of Consumer Marketing for Alamo Rent A Car, Inc. from 1996 to 1997.

Jonathan Teaford, 33, has been our Executive Vice President since January 2005 and has been a member of our Board of Directors since December 2000. Mr. Teaford has been a partner with Wyndcrest Holdings, LLC, since March 2002. Prior to joining Wyndcrest’s predecessor in January 1998, Mr. Teaford was employed by GE Capital Services, a subsidiary of General Electric. Mr. Teaford earned a B.A. in Economics at Hamilton College.

Michael R. Hull, 53, has been our Chief Financial Officer since December 2006. From December 2004 through December 2006, Mr. Hull assisted a large multinational company in complying with Section 404 of the Sarbanes-Oxley Act of 2002. Previously Mr. Hull served as Chief Financial Officer, Secretary and Treasurer of BCT International, Inc., a public company that franchised wholesale printing businesses, from May 1996 to August 2004.

John Studdard, 39, has been our Executive Vice President of New Media since April 2006. Mr. Studdard also served in the capacity of interim Chief Technology Officer and served as an IT and management consultant to BabyUniverse from July 2005 to March 2006. Prior to joining BabyUniverse, Mr. Studdard was the Chief Information Officer and Senior Vice President of Palm Beach, Florida-based Lydian Trust Company, by whom he was employed from 1999 until 2005.

Compensation Discussion and Analysis

The following discussions and tables set forth information with regard to compensation for services rendered in all capacities to BabyUniverse and its subsidiaries during the year ended December 31, 2006, by the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the three most highly compensated executive officers of BabyUniverse, other than the CEO and CFO, who were serving as executive officers at December 31, 2006, and two additional individuals who were no longer serving as executive officers at December 31, 2006 (the “Named Executive Officers”). The information discussed below reflects the compensation earned by such individuals for services with BabyUniverse and its subsidiaries during the covered periods.

Company Compensation Objectives

BabyUniverse’s objective is to maintain a program of executive compensation that is competitive and motivating to the degree that it will attract, retain and inspire performance of executive officers who possess qualities, talents and abilities that will enhance the growth and profit potential of BabyUniverse. BabyUniverse believes that its compensation program must include both short term and long term compensation elements. Our Board has organized a Compensation Committee to establish BabyUniverse’s program of executive compensation.

Elements of Executive Compensation

The Compensation Committee of BabyUniverse’s Board of Directors is responsible for overseeing our compensation programs. As part of that responsibility, the Compensation Committee determines all compensation for the Chief Executive Officer and BabyUniverse’s other executive officers as defined by SEC rules.

BabyUniverse’s executive compensation program consists of a competitive base salary, equity participation either in the form of options to purchase shares of BabyUniverse’s common stock or the granting of restricted shares of BabyUniverse’s common stock, which, in each case, vest over a two to four year period. In addition, BabyUniverse has paid discretionary bonuses which are based on the Compensation Committee’s assessment of the executive’s contribution to BabyUniverse.

BabyUniverse attempts to set base salaries that are competitive with similar sized organizations, are commensurate with each executive’s organizational responsibilities and his or her level of professional development, taking into account the expected role the executive is likely to play in the helping BabyUniverse achieve its goals and objectives. In addition, after the Compensation Committee evaluated the roles and responsibilities of the executive officers, each executive officer was allowed to invest in equity of BabyUniverse or was awarded equity in the form of restricted stock or stock options in connection with his or her employment. Equity-based compensation is designed to provide long-term incentives for the aligning of BabyUniverse’s goals and objectives with the executive’s performance and to reward performance that is accretive to shareholder value. The Compensation Committee believes these arrangements are reasonable and competitive compared to other companies BabyUniverse competes with for the attraction and retention of talent.

The executive officers do not receive any other compensation or benefits other than standard benefits available to all employees, which primarily consist of health plans, the opportunity to participate in BabyUniverse’s 401(k) plan, basic life insurance and accidental death insurance coverage.

Equity Compensation Grants

The Compensation Committee is responsible for establishing and administering BabyUniverse’s equity compensation programs and for awarding equity compensation to the executive officers. To date, the sole forms of equity compensation awarded to or purchased by officers and employees have been restricted stock and stock options. The Compensation Committee believes that restricted stock and stock options are an important part of overall compensation because they align the interests of officers and other employees with those of our shareholders and create long-term incentives to maximize shareholder value.

Chief Executive Officer’s Compensation

The Compensation Committee considered the following factors in determining the compensation for fiscal 2006 for John C. Textor, Chairman of the Board and Chief Executive Officer: the terms of his employment agreement with BabyUniverse and BabyUniverse’s financial performance for 2005. The base salary for Mr. Textor pursuant to the terms of his employment contract as of the beginning of the year was $90,000, subject to discretionary increases from time to time by the Board of Directors or the Compensation Committee. In November of 2006, the Board of Directors approved increasing Mr. Textor’s annual base salary to $225,000. In establishing

Mr. Textor’s base salary, the Compensation Committee took into consideration the current compensation levels of CEOs of comparable ecommerce companies.

Base Salaries of Other Executive Officers

Executive officers’ salaries are determined pursuant to the terms of their respective employment agreements. In cases where base salary increases are at the discretion of the Compensation Committee pursuant to the terms of an executive officer’s employment agreement, the Compensation Committee annually reviews base salaries and any increases are based on BabyUniverse’s overall performance and the executive’s individual performance during the preceding year. A cash bonus of $25,000 was paid to Georgianne K. Brown in 2006. No other cash bonuses were paid to executive officers in 2006.

Review of all Components of Executive Compensation

The Compensation Committee has reviewed all components of the executive officers’ compensation, including salary, bonus, equity compensation, and accumulated realized and unrealized stock option gains.

Employment Agreements

Each of BabyUniverse’s Named Executive Officers has entered into an employment agreement with BabyUniverse, which establishes such executive officer’s base salary and bonus, if applicable. Among other things, the employment agreements generally provide for severance, upon termination other than for cause, designate a period of employment, allow the termination of the agreement by either party with notice and grant the right to participate in BabyUniverse’s discretionary bonus program.

Summary Compensation Table

The following table presents certain summary information, as applicable, for the fiscal years ended December 31, 2006, 2005 and 2004 concerning compensation earned for services rendered in all capacities to BabyUniverse and its subsidiaries by the Named Executive Officers during the covered periods. In accordance with the newly promulgated rules of the Securities and Exchange Commission related to Executive Compensation disclosure, this table includes newly required information only for BabyUniverse’s fiscal year ended December 31, 2006.

Summary Compensation Table

							Change in Pension
							Value and
							Non-Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)(2)	Awards ($)(3)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

John C. Textor(1)	2006	$121,154	—	—	—	—	—	—	$121,154
Chief Executive Officer	2005	$71,539	—	—	—	—	—	—	$71,539
	2004	—	—	—	—	—	—	—	—
Robert Brown	2006	$105,442	—	$17,592	—	—	—	—	$123,034
Former Chief Financial	2005	$84,038	—	—	—	—	—	—	$84,038
Officer
Georgianne Brown	2006	$104,577	$25,000	$12,315	—	—	—	—	$141,892
President — Mainstream	2005	$41,754	—	—	—	—	—	—	$41,754
ecommerce
John Studdard	2006	$131,539	—	—	$40,036	—	—	—	$171,574
Executive Vice President — New Media
Michael R. Hull	2006	$5,192	—	—	—	—	—	—	$5,192
Chief Financial Officer
Karen Adams	2006	$131,250	—	—	—	—	—	—	$131,250
Former President — Posh Tots, Inc.
Stuart Goffman(1)	2006	$139,984	—	—	—	—	—	—	$139,984
Former President and Chief	2005	$139,984	—	—	—	—	—	—	$139,984
Operating Officer	2004	$141,907	—	—	—	—	—	—	$141,907

(1)	In April 2005, John C. Textor assumed the office of Chief Executive Officer, and Stuart Goffman, our then President and Chief Executive Officer, became our President and Chief Operating Officer, positions he resigned in October 2006.

(2)	Stock awards consist of restricted shares of BabyUniverse’s common stock. In July 2005, BabyUniverse granted Mr. Brown and Ms. Brown restricted shares of its commons stock of 42,222 and 29,555 shares, respectively. The restricted shares were valued at $52,777 and $36,943 based upon the fair value of the shares on the date of the grant of $1.25 per share. The compensation expense related to these shares has been recognized ratably over the vesting period. In addition, in December 2006, Mr. Hull was granted 25,000 restricted shares with a fair market value of $171,000, based upon the last reported sale price of BabyUniverse’s common stock on the date of the grant, which vest over a four year period. BabyUniverse began recording compensation expense for Mr. Hull’s shares in January 2007.

(3)	Mr. Studdard was granted options in April 2006 to purchase 50,000 shares of BabyUniverse’s common stock with an exercise price of $9.86 per share, the fair market value on the date of the grant. These options vest in quarterly intervals over a three-year period. The options were valued using the Black-Scholes option pricing model and are being recognized as compensation expense in accordance with SFAS 123R.

Grants of Plan-Based Awards

The following table sets forth information concerning the grants of plan-based awards to the Named Executive Officers under our BabyUniverse 2005 Stock Incentive Plan during our last completed fiscal year:

Grants of Plan-Based Awards

All Other
								All Other	Option
								Stock Awards:	Awards:	Exercise	Grant
		Estimated Future Payouts			Estimated Future Payouts			Number of	Number of	or Base	Date Fair
		Under Non-Equity Incentive			Under Equity Incentive			Shares of	Securities	Price of	Value of
		Plan Awards			Plan Awards			Stock or	Underlying	Option	Stock and
		Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Option
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/sh)	Awards

John C. Textor		—	—	—	—	—	—	—	—	—	—
Stuart Goffman		—	—	—	—	—	—	—	—	—	—
Robert Brown		—	—	—	—	—	—	—	—	—	—
Georgianne Brown		—	—	—	—	—	—	—	—	—	—
John Studdard	4/03/06	—	—	—	—	—	—	—	50,000	$9.86	$9.86
Michael R. Hull	12/11/06	—	—	—	—	—	—	25,000	—	—	$6.84
Karen Adams(1)	1/13/06	—	—	—	—	—	—	—	30,000	$8.10	$8.10

(1)	In September 2006, Karen Adams left the employment of BabyUniverse. Ms. Adams’ options were forfeited effective as of the date she left BabyUniverse.

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of the 2006 fiscal year:

Outstanding Equity Awards at December 31, 2006

	Option Awards					Stock Awards
Equity Incentive
			Plan Awards:					Equity Incentive	Equity Incentive
	Number of	Number of	Number			Number of	Market Value	Plan Awards:	Plan Awards:
	Securities	Securities	of Securities			Shares or	of Shares or	Number	Market Value
	Underlying	Underlying	Underlying			Units of	Units of	of Unearned	of Unearned
	Unexercised	Unexercised	Unexercised	Option	Option	Stock That	Stock that	Shares	Shares That
	Options (#)	Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	That Have	Have Not
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested	Vested	Not Vested	Vested

John C. Textor	—	—	—	—	—	—	—	—	—
Stuart Goffman	—	—	—	—	—	—	—	—	—
Robert Brown	—	—	—	—	—	—	—	25,333	$183,664
Georgianne Brown	—	—	—	—	—	—	—	18,999	$137,743
John Studdard	8,333	41,667	41,667	$9.86	4/3/09	—	—	—	—
Michael R. Hull	—	—	—	—	—	—	—	25,000	$181,250
Karen Adams	—	—	—	—	—	—	—	—	—

The following table provides information regarding the options exercised by, and the vesting of stock for, the Named Executive Officers during fiscal 2006 and the value realized on such exercise or vesting:

	Option Awards		Stock Awards
	Number of Shares		Number of Shares of
	Acquired on	Value Realized on	Stock Acquired on	Value Realized on
Name	Exercise (#)	Exercise ($)	Vesting (#)(1)	Vesting ($)(1)

John C. Textor	—	—	—	—
Stuart Goffman	—	—	—	—
Robert Brown	—	—	16,890	$130,898
Georgianne Brown	—	—	10,556	$89,409
John Studdard	—	—	—	—
Michael R. Hull	—	—	—	—
Karen Adams	—	—	—	—

(1)	Based on the fair market value of our Common Stock on the date of vesting.

Pension Benefits and Nonqualified Deferred Compensation

BabyUniverse has not provided, and does not currently provide, any form of post-retirement benefits to its employees or any of the Named Executive Officers. In addition, BabyUniverse has never had, and currently does not have, any nonqualified deferred compensation plans in place.

Employment Agreements

We previously entered into employment agreements with John C. Textor, our Chairman of the Board and Chief Executive Officer, Jonathan Teaford, our Executive Vice President, Robert Brown, our former Chief Financial Officer, and Georgianne K. Brown, our former Executive Vice President of Marketing. During 2006 we entered into employment agreements with John Studdard, our Executive Vice President for New Media, and Michael R. Hull, our Chief Financial Officer, ratified amendments to the employment agreements for John C. Textor and Jonathan Teaford and entered into a new employment agreement with Georgianne K. Brown for her new position of President — Mainstream ecommerce. The employment agreements with Messrs. Textor, Teaford and Brown are each for initial terms of three years, with successive one year extensions unless we or the employee timely provides the required notice of the intent not to renew the agreement. Mr. Brown resigned his position in October 2006. The employment agreements with Ms. Brown and Mr. Hull are for initial terms of one year, with successive one year extensions unless we or they timely provide the required notice of the intent not to renew the agreement. The new agreements and the ratified amendments provide for annual base salaries of $225,000 for Mr. Textor, $180,000 for Mr. Studdard, $120,000 for Mr. Teaford, $140,000 for Ms. Brown and $135,000 for Mr. Hull, plus discretionary annual cash bonuses determined by the Compensation Committee of our Board of Directors. In addition, Mr. Studdard received options to purchase 50,000 shares of our common stock which vest quarterly over four years. Mr. Hull received 25,000 shares of restricted common stock vesting over four years.

Each of the agreements also prohibits the employee from competing with us with respect to any business that is engaged in selling brand name baby, toddler, kids or maternity products, for the period of employment and for three years thereafter. The agreements also prohibit the employees from soliciting our customers to divert their business away from us or soliciting our employees or independent contractors to work for a business that competes with us, or for our suppliers, for the period of his or her employment and for three years thereafter.

The agreements provide that if (1) a change of control (as described below) occurs, (2) such change of control results in a decrease in the employee’s compensation, responsibilities or position, such that the employee cannot in good faith continue to fulfill his or her job responsibilities (as determined by the employee in his/her sole discretion during the six month period following the change of control), and (3) the change of control did not occur due to the employee’s intentional bulk sale of his or her shares of our common stock, then the employee has the right to terminate his or her employment agreement and receive in one lump sum a payment equivalent to his or her accrued salary and benefits plus a severance benefit equal to one-twelfth of his or her then base salary with an additional one-twelfth of his or her then base salary for each full calendar year that the employment agreement and any extension thereof shall have been in effect and any applicable expense reimbursements. A “change of control” generally means a merger or other change in corporate structure after which the majority of our capital stock is no longer held by the shareholders who held such shares prior to the change of control, a sale of substantially all of our assets to a non-subsidiary purchaser or a reorganization merger or consolidation in which we or a subsidiary is not the surviving corporation.

The following table describes potential payments to the Named Executive Officers at, following or in connection with any termination of their employment with BabyUniverse, including, without limitation, as a result of resignation, severance, retirement or a change in control of BabyUniverse or material changes in the Named Executive Officer’s responsibilities or status at BabyUniverse:

		Before Change in	After Change in
		Control	Control
		Termination w/o	Termination w/o
		Cause or Good	Cause or Good	Voluntary			Change in
Name	Benefit	Reason	Reason	Termination	Death	Disability	Control

John C. Textor	Up to one half of annual salary	Yes	Yes	No	No	No	Yes
Jonathan Teaford	Up to one half of annual salary	Yes	Yes	No	No	No	Yes
Stuart Goffman	No	No	No	No	No	No	No
Robert Brown	No	No	No	No	No	No	No
Georgianne Brown	Up to one half of annual salary	Yes	Yes	No	No	No	Yes
John Studdard	Up to one half of annual salary	Yes	Yes	No	No	No	Yes
Michael R. Hull	Up to one half of annual salary	Yes	Yes	No	No	No	Yes

Compensation of Directors

The following table provides a summary of compensation paid to BabyUniverse’s non-employee directors during the year ended December 31, 2006:

Director Compensation

					Change in Pension
					Value and
					Non-Qualified
	Fees Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash ($)	Awards ($)	Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

Carl Stork	$8,500	—	—	—	—	—	$8,500
John Nichols	$9,500	—	—	—	—	—	$9,500
Curtis Gimson	$9,500	—	—	—	—	—	$9,500
Bethel Gottlieb	$7,000	—	—	—	—	—	$7,000

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, the Compensation Committee of the Board of Directors of BabyUniverse was comprised of Bethel G. Gottlieb, John Nichols, and Curtis Gimson, who served as Chairman. No other disclosures concerning any such member of the Compensation Committee are required to be included under this caption in this proxy statement/prospectus.

ETOYS DIRECT EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following discussion and tables set forth information with regard to compensation for services rendered in all capacities to eToys Direct and its subsidiaries during the fiscal year ended February 3, 2007, by certain officers of eToys Direct who are expected to serve as executive officers of BabyUniverse following the consummation of the merger.

Compensation Discussion and Analysis

Following the consummation of the merger, we anticipate that each of Michael Wagner, Frederick Hurley, Christopher Cummings, and Craig Currie will serve as an executive officer of the combined company. Each of these individuals currently serves as an executive officer of eToys Direct. Compensation decisions with respect to these eToys Direct’s executive officers have historically been based on the objective of attracting and retaining individuals who can help eToys Direct meet and exceed its financial and operational goals. eToys Direct generally considers the growth of the company, individual performance and industry trends in setting individual compensation levels for its executive officers. eToys Direct’s compensation arrangements have been balanced fairly equally between cash- and equity-based compensation, with the goal of the latter being to align the interests of eToys Direct’s executive officers with the interest of eToys Direct’s stockholders and incentivize the executive officers to achieve long-term growth for eToys Direct.

Determination of Compensation

For fiscal year 2006, eToys Direct did not have a compensation committee and all compensation decisions regarding the eToys Direct’s executive officers were made by eToys Direct’s board of directors. Each year, eToys Direct’s Vice President of Human Resources and Administration and Chief Executive Officer presented recommendations to eToys Direct’s board regarding the compensation packages for the eToys Direct executive officers, which included recommendations with respect to each of the executive officer’s salary, annual bonus, and long-term equity awards. eToys Direct’s board then reviewed these recommendations, proposed adjustments and, subject to any reviews it deemed appropriate, approved the compensation packages for its executive officers. Although these compensation recommendations were not based on any formal benchmarking or peer group comparisons, eToys Direct’s Vice President of Human Resources and Administration did conduct research into competitive market practice with respect to typical ranges of salary and bonus amounts paid to executives at other companies in non-manufacturing industry when developing the recommendations to be presented to eToys Direct’s board. Subjective factors considered by the Vice President of Human Resources and Administration and Chief Executive Officer in compensation recommendations and by the board in making the ultimate determinations with respect to compensation of the eToys Direct executive officers included an executive’s skills and capabilities, contributions as a member of the executive management team, and contributions to eToys Direct’s overall performance.

Components of Compensation for Fiscal Year 2006

For fiscal year 2006, the compensation provided to the eToys Direct executive officers who will become BabyUniverse executive officers following the consummation of the merger, consisted of base salary, annual bonus, and equity-based compensation, each of which is described in more detail below.

Base Salary

The base salary payable to each of eToys Direct’s executive officers is intended to provide a fixed component of compensation reflecting the executive officer’s skill set, experience, role and responsibilities. Additionally, eToys Direct’s board intended for the salary paid to each of the executive officers to be competitive within the Denver geographic area in which it operates, within the non-manufacturing industry as a whole, and with companies with a comparable volume of general sales. Minimum base salaries are set forth in each of the executive officer’s employment agreements, the terms of which are set forth below in “Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table.” The determination of eToys Direct’s board as to whether an increase in base salary is merited for any executive officer during any particular year depends on the individual performance of the executive officer during the prior year as well as competitive market practices.

During fiscal year 2006, eToys Direct’s board determined that increasing each executive officer’s base salary (other than that of eToys Direct’s Chief Executive Officer) was necessary in order to retain such executive officer.

Annual Bonuses

Annual bonuses are intended to compensate executive officers for eToys Direct’s achievement of annual financial and strategic goals. For fiscal year 2006, annual bonuses for the executive officers other than the Chief Executive Officer were determined at the discretion of eToys Direct’s board of directors upon a review of recommendations presented by eToys Direct’s Vice President of Human Resources and Administration and Chief Executive Officer; the Chief Executive Officer’s annual bonus was based upon the review by the board of directors of recommendations made by the Vice President of Human Resources and Administration. Bonuses were determined based on eToys Direct’s achievement of certain EBITDA goals. The bonus amount increased proportionately based on the increase in eToys Direct’s EBITDA. Actual fiscal year 2006 bonus amounts paid to eToys Direct’s executive officers are set forth below under “Summary Compensation Table.”

Long-Term Equity Compensation

eToys Direct’s long-term equity compensation plans are designed primarily to encourage performance consistent with the goal of optimizing the operating results of eToys Direct. In particular, each of eToys Direct’s equity compensation plans is designed to align an executive officer’s interests with building the long-term equity value of eToys Direct, such that each executive officer will be motivated to deliver his or her best efforts on a long-term basis toward meeting and exceeding eToys Direct’s financial and operating goals. Awards granted in fiscal year 2006 were granted pursuant to both of eToys Direct’s 2005 Stock Incentive Plan and 2006 Stock Incentive Plan. One-third of the options granted under the 2005 Stock Incentive Plan vested on the date of grant, as such awards were intended to make up for grants that were supposed to be made during the 2005 fiscal year, and one-third of the options granted under the 2006 Stock Incentive Plan will vest on the first anniversary of the date of grant. Under both plans, an additional one-third of the options will vest in 2007 and the final one-third will vest in 2009.

Severance Benefits

eToys Direct’s executive officers are also entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to provisions in each executive’s employment agreement. These severance arrangements are primarily intended to retain the executive officers, as the executive officers will forego the right to receive a significant payment if they voluntarily terminate their employment without good reason.

Summary Compensation Table

The following table shows information regarding the compensation earned during the fiscal year ended February 3, 2007, by the eToys Direct executive officers who will serve as BabyUniverse executive officers following the consummation of the merger.

	Fiscal			Option
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Awards ($)(2)	Total ($)

Michael J. Wagner	2006	$250,000	$125,000	$3,500	$378,500
President and Chief Executive Officer
Frederick Hurley	2006	$230,000	$92,000	$2,333	$324,333
Senior Vice President, Merchandising
Christopher H. Cummings	2006	$185,000	$74,000	$2,333	$261,333
Senior Vice President and Chief Information Officer
Craig Currie	2006	$169,000	$50,700	$1,750	$221,450
Vice President, My Twinn

(1)	Represents bonuses paid in 2007 in respect of services rendered during fiscal year 2006. Bonus amounts were calculated as a percentage of base salary.

(2)	Represents the compensation cost eToys Direct recognized for financial statement reporting purposes with respect to fiscal 2006 in accordance with FAS 123R. For additional information on the calculation of the compensation expense including the valuation assumptions used within the option-pricing model, please refer to note 10 of eToys Direct’s consolidated financial statements.

Grants of Plan-Based Awards Table

		All Other Option
		Awards: Number of	Exercise or Base	Grant Date Fair
	Grant	Securities Underlying	Price of Option	Value of Stock and
Name	Date(1)	Options (#)	Awards ($/sh)	Option Awards(1)

Michael J. Wagner	6/1/2006	60,000	$0.72	$3,500
Frederick Hurley	6/1/2006	40,000	$0.72	$2,333
Christopher H. Cummings	6/1/2006	40,000	$0.72	$2,333
Craig Currie	6/1/2006	30,000	$0.72	$1,750

(1)	Stock options granted in fiscal year 2006 were granted pursuant to both the 2005 Stock Incentive Plan and the 2006 Stock Incentive Plan. One-third of the options granted under the 2005 Stock Incentive Plan vested on the date of grant, and one-third of the options granted under the 2006 Stock Incentive Plan will vest on the first anniversary of the date of grant. Under both plans, an additional one-third of the options will vest in 2007 and the final one-third will vest in 2009.

(2)	Represents the grant date fair value of the stock options, determined pursuant to FAS 123(R). The amounts listed represent the total share-based compensation to be recognized by eToys Direct over the vesting periods of the options.

Components of Compensation for Fiscal Year 2006

Employment Agreements

Chief Executive Officer Employment Agreement

On February 7, 2005, eToys Direct entered into an employment agreement with Mr. Wagner, pursuant to which he serves as the President and Chief Executive Officer of eToys Direct. The employment agreement expires on January 31, 2008. Mr. Wagner is entitled to a minimum base salary and is eligible to receive an annual bonus as determined by eToys Direct’s board. If Mr. Wagner’s employment is terminated by eToys Direct without cause (as it is defined in the employment agreement), Mr. Wagner is entitled to continuation of base salary for 12 months following such termination. If Mr. Wagner voluntarily resigns his employment for good cause (as it is defined in the employment agreement), he will be entitled to continuation of base salary for 6 months following such resignation.

Under the employment agreement, Mr. Wagner has agreed to a non-compete provision pursuant to which he cannot compete with eToys Direct during the term of his employment and for a period of 6 months following any termination of his employment. Mr. Wagner is also subject to non-solicit and non-interference covenants which prohibit him from soliciting, among others, eToys Direct’s employees and customers during the term of his employment and for 6 months following termination of employment for any reason. The employment agreement also contains customary confidentiality provisions.

Employment Agreements with Other Executive Officers Who Are Expected to Become Executive Officers of BabyUniverse

eToys Direct is currently a party to substantially similar employment agreements with Messrs. Hurley, Cummings, and Currie. Pursuant to these employment agreements, each of Messrs. Hurley, Cummings, and Currie serves as an executive officer of eToys Direct. Each of the employment agreements expires on January 31, 2008. Each executive officer is entitled to a minimum base salary and is eligible to receive an annual bonus as determined by eToys Direct’s board. Upon a termination of employment by eToys Direct without cause (as it is defined in the employment agreements), or upon the voluntary resignation of the executive for good cause (as it is defined in the employment agreements), each executive officer will be entitled to continue to receive his base salary for a period of 6 months following such termination or resignation.

The employment agreements for Messrs. Hurley, Cummings, and Currie contain non-compete, non-solicit, and non-interference covenants, as well as confidentiality provisions, which are identical to those contained in Mr. Wagner’s employment agreement.

Stock Incentive Plans

On August 1, 2006, eToys Direct’s board adopted the company’s 2006 Stock Incentive Plan pursuant to which 500,000 shares of eToys Direct’s common stock are reserved for issuance. If any award granted under the 2006 Stock Incentive Plan expires, is forfeited, or otherwise terminates, the shares underlying such award shall revert and become available for issuance under the 2006 Stock Incentive Plan.

The plan permits eToys Direct’s board to grant awards, including non-qualified stock options and restricted stock, to participants. eToys Direct’s board may establish vesting and performance requirements for any grant, with the default vesting schedule providing for one third of options vest on the first anniversary of the date of grant and 1/36th of the remaining options vest on the tenth day of each calendar month following the first anniversary of the date of grant.

Generally, eToys Direct’s board may, in its sole discretion, provide for the termination of an award upon the consummation of a change of control of eToys Direct and the payment of a cash amount in exchange for the termination of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of an affected award.

eToys Direct’s board may amend or terminate the 2006 Stock Incentive Plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

eToys Direct also maintains a 2004 Stock Incentive Plan and a 2005 Stock Incentive Plan pursuant to which eToys Direct’s board has granted awards to eToys Direct’s executive officers in the past, which awards are reflected below in “Outstanding Equity Awards at Fiscal Year-End Table.” Except for the expiration dates of the awards granted thereunder, the terms of the 2004 Stock Incentive Plan and 2005 Stock Incentive Plan are identical to those contained in the 2006 Stock Incentive Plan, including those which pertain to share reserve.

Outstanding Equity Awards at Fiscal Year End

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised
	Stock Incentive	Options (#)	Options (#)	Option Exercise	Option Exercise
Name	Plan(1)	Exercisable	Unexercisable	Price ($)	Date

Michael J. Wagner	2004	22,222	2,778	$0.50	5/10/2007
	2005	18,472	16,528	$0.72	6/1/2008
	2006	0	25,000	$0.72	6/1/2009
	Total	40,694	44,306
Frederick Hurley	2004	13,333	1,667	$0.50	5/10/2007
	2005	13,194	11,806	$0.72	6/1/2008
	2006	0	15,000	$0.72	6/1/2009
	Total	26,527	28,473
Christopher H. Cummings	2004	13,333	1,667	$0.50	5/10/2007
	2005	13,194	11,806	$0.72	6/1/2008
	2006	0	15,000	$0.72	6/1/2009
	Total	26,527	28,473
Craig Currie	2004	8,889	1,111	$0.50	5/10/2007
	2005	10,556	9,444	$0.72	6/1/2008
	2006	0	10,000	$0.72	6/1/2009
	Total	19,445	20,555

(1)	Pursuant to the stock option agreements accompanying the grants made under the 2005 Stock Incentive Plan, 1/3 of the options vested on the date of grant, and 1/36th of the remaining options vest on the 10th day of each month thereafter. Pursuant to the stock option agreements accompanying the grants made under the 2004 Stock Incentive Plan and 2006 Stock Incentive Plan, 1/3 of options vest on the first anniversary of the date of grant, and 1/36th of the remaining options vest on the 10th day of each month thereafter.

Potential Payments Upon Termination Or Change In Control

Pursuant to the employment agreements with the named executive officers, the material terms of which have been summarized above in “Narrative Disclosure Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table”, upon certain terminations of employment, eToys Direct’s named executive officers are entitled to payments of compensation and benefits. The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination by eToys Direct for cause or by the executive officer without good reason (“Voluntary Termination”), (ii) termination by eToys Direct without cause (“Without Cause Termination”), (iii) resignation by the executive officer with good reason (“Good Reason Termination”), and (iv) termination by reason of an executive officer’s death or disability. The amounts shown assume that the applicable triggering event occurred on February 3, 2007, and therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event. eToys Direct’s executive officers are not entitled to any payments upon a change in control, nor will any of their equity-based awards automatically accelerate upon a change in control.

	Voluntary	Without Cause	Good Reason	Death or
Name	Termination	Termination	Termination	Disability

Michael J. Wagner	$0	$250,000	$125,000	$0
Frederick Hurley	$0	$115,000	$115,000	$0
Christopher H. Cummings	$0	$92,500	$92,500	$0
Craig Currie	$0	$84,500	$84,500	$0

MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

Upon consummation of the merger, the board of directors of the combined company will be comprised of seven members classified into three classes. The following table lists the names, ages and positions of individuals currently designated by BabyUniverse and eToys Direct to serve as directors and executive officers of the combined company upon consummation of the merger. The sixth and seventh members of the board of directors are expected to be selected by the board of directors of the combined company following the completion of the merger. The ages of the individuals are provided as of June 14, 2007.

Name of Individual	Age	Position with the Company

Executive Officers
Michael J. Wagner	45	President and Chief Executive Officer
Christopher H. Cummings	42	Senior Vice President and Chief Information Officer
Frederick Hurley	48	Senior Vice President and Chief Merchant
Craig Currie	43	Vice President
Directors
Class I
John C. Textor	41	Chairman of the Board
Michael J. Wagner	45	Director
Class II
Lauren Krueger	32	Director
Edward Ulbrich	42	Director
Class III
John Schaefer	48	Director

Executive Officers

Michael J. Wagner will be President and Chief Executive Officer for the combined company. Previously, Mr. Wagner served as President and Chief Executive Officer of eToys Direct since it was formed in May 2004. He was Senior Vice President and Chief Operating Officer for eToys Direct’s predecessor, KB Online Holdings LLC, from May 2000 until May 2004 and was the Chief Financial Officer of KB Online Holdings, LLC from June 1999 to May 2000. He brings more than 20 years of financial and operational experience in the retail market, including 8 years of online and direct-to-consumer experience, to the organization. Previously, Mr. Wagner held a number of management positions at Consolidated Stores Corporation (now Big Lots) from June 1994 to June 1999, most recently as Vice President of Strategic Planning and Investor Relations. He also served in a number of positions at Value Merchants Inc. from August 1984 to June 1994, most recently as Corporate Controller. A Certified Public Accountant, he holds a bachelor’s degree in accounting from Marquette University.

Christopher H. Cummings will be Senior Vice President and Chief Information Officer for the combined company. Previously, Mr. Cummings served as Senior Vice President and Chief Information Officer for eToys Direct since it was formed in May 2004. He was Vice President of Technology for eToys Direct’s predecessor, KB Online Holdings, LLC, from June 2001 to May 2004. Before becoming Vice President of Technology, he held a number of management positions at KB Online Holdings, LLC from July 1999 to May 2001, most recently as Senior Director of Technology. He brings more than 15 years of retail and ecommerce information systems experience to the organization. Previously, Mr. Cummings was a founding partner of Vistyx Corporation from June 1993 to May 1999 and worked as an information technology management consultant at PricewaterhouseCoopers from September 1991 to June 1993. He holds a bachelor’s degree from the University of Texas at Austin.

Frederick Hurley will be Senior Vice President and Chief Merchant for the combined company. Previously, Mr. Hurley served as Senior Vice President and Chief Merchant of eToys Direct, Inc. since it was formed in May 2004. He brings more than 20 years of experience in merchandising management to the organization. Previously,

Mr. Hurley worked as Vice President and Divisional Merchandising Manager of core toys at KB Toys from July 2001 to May 2004. He also served as Vice President and DMM of girls’ toys, preschool and plush toys at Toys ‘R’ Us from July 1998 to July 2001 and DMM of toys and seasonal items from May 1989 to July 1998 at Hills Department Stores. Mr. Hurley holds a bachelor’s degree from Northeastern University.

Craig Currie will be Vice President overseeing the BabyUniverse, Dreamtime Baby and My Twinn brands. Mr. Currie joined eToys Direct, Inc. in November of 2004 as Vice President of My Twinn. He brings more than 20 years experience in the direct-to-consumer, toy/doll industry and juvenile products experience to the organization. Previously, Mr. Currie served as COO of B*tween Productions August 2003 to November 2004, as a Managing Director at investment bank Tully & Holland, May 2002 to August 2003, as a Consultant to the Boyds Collection Ltd., February 2001 to May 2002, as President and CEO of iDolls Corp. from March 2000 to February 2001, and as Co-Founder of Kid Territory from January 1999 to March 2000. He was one of the original management team members at American Girl, and served in a variety of management positions there from September of 1987 to January of 1999, most recently as Vice President of Product Development and Manufacturing. Mr. Currie received a bachelor’s degree from Wabash College.

Directors

John C. Textor will be Chairman of the combined company. Mr. Textor has been Chairman of BabyUniverse’s Board of Directors since November 2002 and a member of its Board of Directors since December 1999, and has served as BabyUniverse’s Chief Executive Officer since April 2005. He has also served as co-chairman of the board of directors of Digital Domain, Inc., a leading visual effects company focused on feature films, television commercials and video games, since May 2006. Mr. Textor is also the Founder and President of Wyndcrest Holdings, LLC, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet, and its predecessor since 1997. Earlier, Mr. Textor was employed in various merchant banking and investment banking capacities by Shearson Lehman Hutton and Paine Webber. Mr. Textor was also a founding director of Lydian Trust Company, a diversified financial services company. He is currently a director of Multicast Media Networks, Inc., a global provider of Internet-based broadcast media. He was previously Chairman of the Board of Sims Snowboards, a prominent global snowboard brand. Mr. Textor earned a B.A. degree in Economics at Wesleyan University.

Michael J. Wagner will be a member of the combined company’s Board of Directors. A description of his business experience is set forth above.

Lauren Krueger is a vice president in the D. E. Shaw group’s credit-related opportunities unit. Ms. Krueger has served as chief restructuring officer for FAO Schwarz Inc., and is deeply involved with several of the D. E. Shaw group’s other private equity holdings. Prior to joining the D. E. Shaw group in 2003, Ms. Krueger was an associate in the restructuring group at Lazard LLC (formerly Lazard Freres & Co. LLC), where she worked on a number of high profile restructurings. Before that, she worked as an analyst in JPMorgan Chase & Co.’s investment management group. Ms. Krueger also serves on the boards of directors of The Boyds Collection, Ltd. and Russ Berrie & Company, Inc. Ms. Krueger received her M.B.A. from Columbia University, where she was a member of the Beta Gamma Sigma honor society, and her A.B. from Princeton University.

John Schaefer served as President and Chief Executive Officer of Cornerstone Brands, Inc., a subsidiary of IAC/InterActive Corp. and a family of leading catalog companies for the home, leisure and casual apparel from April 2005 to May 2007. From July 2004 to April 2005, Mr. Schaefer served as CornerStone Brands, Inc.’s President, Chief Operating Officer and Director and from April 2001 to July 2004 as its Chief Financial Officer. Currently, Mr. Schaefer serves as a consultant to certain portfolio companies of the D. E. Shaw group. Mr. Schaefer received his B.B.A. from the University of Wisconsin and is a C.P.A.

Edward Ulbrich has served as a senior executive of Digital Domain, Inc., a leading visual effects company focused on feature films, television commercials and video games, since 1993. He is currently Executive Vice President of Digital Domain and President of its Commercials Division, positions he has held since October 2006, in which capacities he is responsible for providing creative solutions and digital visual effects for the television, video game and online advertising industries. Prior to holding his current positions, Mr. Ulbrich was a Senior Vice President of Digital Domain from 1996 until October 2006. Under Mr. Ulbrich’s leadership, Digital Domain has received 18 Clio awards and 17 AICP awards. He was recently named one of the “50 Most Creative People” by Creativity Magazine. Before joining Digital Domain, Mr. Ulbrich spent 6 years at the Leo Burnett advertising agency, where he developed Leo Burnett’s in-house computer animation/effects department, Black Pencil Graphics, and was responsible for both the production of special visual effects and live action commercials. Mr. Ulbrich holds a B.A. in Fine Arts from the University of Illinois, where he also worked with the National Center for Supercomputing Applications in the Visualization Department.

Board Committees

The board of directors of the combined company will initially have three standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee.

Audit Committee.  The Audit Committee will be responsible for reviewing and monitoring the combined company’s financial statements and internal accounting procedures, recommending the selection of independent auditors by the board of directors, evaluating the scope of the annual audit, reviewing audit results, consulting with management and the combined company’s independent auditor prior to presentation of financial statements to shareholders and, as appropriate, initiating inquiries into aspects of the combined company’s internal accounting controls and financial affairs. The initial composition of the audit committee of the combined company will be determined by eToys and BabyUniverse prior to the consummation of the merger, subject to applicable independence requirements of the Nasdaq Marketplace Rules and under the Exchange Act.

Compensation Committee.  The Compensation Committee will be responsible for reviewing and recommending to the board of directors the compensation and benefits of all of the combined company’s executive officers, administering the combined company’s stock incentive plan and establishing and reviewing general policies relating to compensation and benefits of its employees. The initial composition of the compensation committee of the combined company will be determined by eToys and BabyUniverse prior to the consummation of the merger, subject to applicable independence requirements of the Nasdaq Marketplace Rules.

Nominating Committee.  The Nominating Committee will be responsible for identifying prospective board of directors candidates, recommending nominees for election to the board of directors, developing and recommending board of directors member selection criteria, considering committee member qualifications and providing oversight in the evaluation of the board of directors and each committee. The initial composition of the nominating committee of the combined company will be determined by eToys and BabyUniverse prior to the consummation of the merger, subject to applicable independence requirements of the Nasdaq Marketplace Rules.

Compensation of Directors

The policy of the combined company with respect to the compensation of directors will be determined by eToys and BabyUniverse prior to the consummation of the merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BabyUniverse Certain Relationships and Related Transactions

Employment Agreements

BabyUniverse has entered into employment agreements with certain of its executive officers. For more information regarding these agreements, see “BabyUniverse Executive Compensation and Other Information — Employment Agreements.”

Other Related Party Transactions

On September 22, 2006, BabyUniverse closed on $2 million in new equity financing. The equity financing was provided by affiliates of Wyndcrest Holdings, LLC, a company controlled by BabyUniverse’s Chairman and Chief Executive Officer, John C. Textor. In connection with the financing, BabyUniverse received aggregate proceeds of approximately $2 million, based on the issuance of 263,852 shares of our common stock priced at $7.58 per share, a 7.5% premium to the last reported sale price on September 22, 2006.

On December 29, 2006, BabyUniverse entered into a Loan Agreement (the “Lydian Loan Agreement”) with Lydian Private Bank, pursuant to which Lydian Private Bank provided a term loan of $2,000,000 to BabyUniverse (the “Lydian Loan”), evidenced by a Promissory Note in that principal amount dated December 29, 2006 (the “Lydian Note”). The Lydian Loan bears interest at a floating rate of interest equal to the base rate on corporate loans posted by at least 75% of the nation’s largest banks, known as the “Wall Street Journal Prime,” which interest is payable monthly beginning on February 1, 2007. The maturity date of the Lydian Loan is July 1, 2008, at which time all outstanding principal and accrued but unpaid interest thereunder must be repaid to Lydian Private Bank. As a condition to the consummation of the merger, the debt outstanding under the Lydian Loan will be repaid in full from the proceeds of a private placement of our common stock. See ’Information Regarding BabyUniverse’s Business — Recent Developments — Equity Private Placement in Connection with Merger”.

As security for the Lydian Loan, Wyndcrest BabyUniverse Holdings II, LLC, a Florida limited liability company, and Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company, each of which is controlled by Mr. Textor, pledged to Lydian Private Bank shares of our Common Stock held by them, which shares also serve as collateral under a loan previously extended to such pledgors by Lydian Private Bank. In addition, each such pledgor and Mr. Textor have executed a guaranty of the Lydian Loan in favor of Lydian Private Bank. The Lydian Loan Agreement and the Lydian Note contain customary events of default for facilities of this type; upon the occurrence of any such event of default, Lydian Private Bank shall be entitled to all rights and remedies available to it against BabyUniverse under law and the Lydian Loan Agreement and the Lydian Note, including, without limitation, the right to accelerate and demand immediate repayment of all sums due thereunder.

eToys Direct Certain Relationships and Related Transactions

Employment Agreements

eToys Direct has entered into employment agreements with certain of its executive officers. For more information regarding these employment agreements, see “BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse — Interests of eToys Direct’s Executive Officers and Directors in the Merger — Employment Agreements.”

Loan Agreements

D. E. Shaw eToys Acquisition Holdings, L.L.C., an affiliate of eToys Direct’s principal and controlling stockholder, has entered into Secured Limited Recourse Promissory Note and Pledge Agreements with 16 eToys Direct officers and other employees. For more information regarding these loan agreements, see “BabyUniverse Proposal No. 1 — Approval of the Merger, Issuance of Shares of BabyUniverse Common Stock in the Merger and Resulting Change of Control of BabyUniverse — Interests of eToys Direct’s Executive Officers and Directors in the Merger — Loan Agreements.”

Other Related Party Transactions

eToys Direct has entered into certain revolving credit agreements with D. E. Shaw eToys Acquisition Holdings, L.L.C., an affiliate of eToys Direct’s principal and controlling stockholder, pursuant to which eToys Direct may borrow up to $50 million. As of June 13, 2007, an aggregate of $51,343,151 was outstanding under the credit agreement, accruing interest at a weighted average rate of Prime + 5% per annum. eToys Direct has also entered into a revolving credit agreement with D. E. Shaw AQ-SP Series 2-01, L.L.C., an affiliate of eToys Direct’s principal and controlling stockholder, pursuant to which eToys Direct borrowed $15 million. As of June 13, 2007, an aggregate of $15,382,617 million was outstanding under the credit agreement, accruing interest at Prime + 5% per annum. In addition, on June 7, 2007, eToys Direct borrowed an additional $2,000,000 from D.E. Shaw AQ-SP Series 6-07, L.L.C., as evidenced by a promissory note. As of June 13, 2007, an aggregate of $2,004,357 was outstanding under the note, accruing interest at Prime + 5% per annum. As a condition to the consummation of the merger, the debt outstanding under both revolving credit agreements and the promissory note will be converted into eToys Direct common stock.

eToys Direct provides order processing, fulfillment and customer service to FAO Schwarz Inc., a wholly owned subsidiary of an affiliate of eToys Direct’s principal and controlling stockholder. For the fiscal year ended February 3, 2007, eToys Direct recognized $.6 million in net sales related to the provision of these services to FAO Schwarz Inc.

COMPARATIVE RIGHTS OF BABYUNIVERSE SHAREHOLDERS AND ETOYS DIRECT STOCKHOLDERS

As a result of the merger, holders of eToys Direct common stock will become holders of BabyUniverse common stock. See “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” beginning on page 75. The rights of holders of BabyUniverse common stock are governed by applicable Florida law and the provisions of BabyUniverse’s amended and restated articles of incorporation and amended bylaws.

The following is a summary of the material differences between the rights of holders of BabyUniverse common stock and the rights of holders of eToys Direct common stock. Because the rights of BabyUniverse shareholders are governed by Florida law while eToys Direct stockholders’ rights are governed by Delaware law, these differences arise from differences between Florida and Delaware law, as well as the differences between BabyUniverse’s amended and restated articles of incorporation and amended bylaws and eToys Direct’s amended certificate of incorporation and bylaws.

The following comparison may not contain all of the information that is important to you regarding the specific rights of holders of BabyUniverse common stock under Florida law and BabyUniverse’s amended and restated articles of incorporation and amended bylaws, as compared with the rights of holders of eToys Direct common stock under Delaware law and eToys Direct’s amended certificate of incorporation and bylaws. This summary is qualified by reference to the governing corporate instruments of BabyUniverse and eToys Direct to which we have referred you. You should read those documents for a complete understanding of all of the differences between the rights of holders of BabyUniverse common stock and those of holders of eToys Direct common stock.

Authorized Capital Stock

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation authorizes it to issue up to 50 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share. The BabyUniverse board of directors has authorized the creation of BabyUniverse’s Series A Convertible Preferred Stock and the issuance of 2,500,000 shares thereof.

eToys Direct.  eToys Direct’s amended certificate of incorporation authorizes it to issue up to 27 million shares of common stock, par value $0.01 per share, and 13 million shares of preferred stock, par value $0.01 per share.

Voting Rights

BabyUniverse.  Under BabyUniverse’s amended and restated articles of incorporation, holders of common stock are entitled to one vote per share for each such share held, and holders of Convertible Series A Preferred Stock, voting with the holders of common stock, are entitled to such number of votes as is equal to the number of shares of common stock into which each such share held is then convertible, for all matters submitted to a vote of shareholders.

eToys Direct.  Subject to the rights of the holders of any series of preferred stock, under eToys Direct’s bylaws, holders of eToys Direct common stock are entitled to one vote per share with respect to each matter submitted to a vote of eToys Direct stockholders.

Cumulative Voting

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation do not provide for cumulative voting, and, accordingly, holders of BabyUniverse common stock do not have cumulative voting rights in connection with the election of directors.

eToys Direct.  eToys Direct’s amended certificate of incorporation and bylaws do not provide for cumulative voting, and, accordingly, holders of eToys Direct common stock do not have cumulative voting rights in connection with the election of directors.

Shareholders Meetings

Annual and Special Meetings

BabyUniverse.  BabyUniverse’s amended bylaws provide that annual meetings of shareholders shall be held each year on a date, time and place, within or outside the State of Florida, as designated by the BabyUniverse board of directors. Special meetings of the shareholders may be called upon written request of the board of directors, Chairman of the Board, the Chief Executive Officer or the President of BabyUniverse, or by the holders of not less than fifty percent of all the shares entitled to vote at the meeting. Special meetings may be held at such time and place, within or outside the State of Florida, as fixed by the BabyUniverse board of directors and stated in the notice of the meeting.

eToys Direct.  eToys Direct’s bylaws provide that the annual meeting of stockholders shall be held on such date, and at such time and place, within or without the State of Delaware, as may be designated from time to time by the eToys Direct board of directors. Special meetings of the stockholders may be held upon the call of the eToys Direct board of directors, eToys Direct’s President, or stockholders owning a majority in amount of the entire capital stock of eToys Direct issued and outstanding and entitled to vote.

Quorum

BabyUniverse.  BabyUniverse’s amended bylaws provide that a majority of the shares entitled to vote on the matter, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, but in no event shall a quorum consist of less than one-third of the shares of each voting group entitled to vote.

eToys Direct.  eToys Direct’s bylaws provide that a majority of the eToys Direct capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders.

Notice of Shareholder Meetings

BabyUniverse.  BabyUniverse’s amended bylaws provide that, except as otherwise required by law, written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten nor more than 60 days before the meeting to each shareholder of record entitled to vote at such meeting.

eToys Direct.  eToys Direct’s bylaws provide that written notice of the date, time, and place of, any means of remote communications to be used in connection with, and, in the case of a special meeting, the purpose, of the meeting of the stockholders will be given not less than ten days nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Nominations/Securityholder Proposals

BabyUniverse.  BabyUniverse’s amended bylaws establish an advance notice procedure with regard to the nomination, other than by the board of directors, of candidates for election to the board of directors and with regard to certain matters to be brought before an annual meeting of shareholders. Although the amended bylaws do not give BabyUniverse’s board of directors any power to approve or disapprove shareholder nominations for the election of directors or any other business desired by shareholders to be conducted at an annual meeting, the amended bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of certain business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of BabyUniverse, even if the conduct of such solicitation or such attempt might be beneficial to BabyUniverse and its shareholders.

eToys Direct.  eToys Direct’s amended certificate of incorporation and bylaws do not contain provisions concerning stockholder proposals for meetings of the eToys Direct stockholders or nominations for directors to be elected at such meetings. Such proposals and nominations may be made by eToys Direct stockholders in any manner otherwise permitted by Delaware law.

Proxies

BabyUniverse.  BabyUniverse’s amended bylaws provide that, except as otherwise provided by law or by BabyUniverse’s amended and restated certificate of incorporation, each shareholder is entitled to one vote for each outstanding share held by him or her on each matter voted at a shareholders’ meeting. A shareholder may vote at any meeting of shareholders either in person or by proxy and any shareholder of BabyUniverse may appoint a proxy to vote or otherwise act for such shareholder by signing an appointment form. An appointment of a proxy is effective when received by the Secretary of BabyUniverse and shall be valid for up to eleven months, unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment is coupled with an interest.

eToys Direct.  eToys Direct’s bylaws provide that each stockholder entitled to vote at every meeting of the stockholders may vote in person or by proxy for each share of stock having voting power standing in the name of such stockholder on the books of eToys Direct on the record date of the meeting. Under eToys Direct’s bylaws and the General Corporation Law of the State of Delaware, no proxy shall be voted on after three years from its date, unless the proxy provides for a duration of a longer period. Every proxy must be authorized in a manner permitted by Section 212 of the General Corporation Law of the State of Delaware. Without affecting any vote previously taken, a stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering a revocation of proxy or a new proxy bearing a later date to eToys Direct.

Actions by Written Consent

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation provide that any action of the shareholders may be taken without a meeting or notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock constituting the greater of (a) 75% of the voting power of all shares of common stock or (b) the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted with respect to the subject matter thereof.

eToys Direct.  eToys Direct’s bylaws provide that any action of the shareholders may be taken without a meeting or notice if a consent in writing, setting forth the action so taken, is signed by no less than a majority of the stockholders who would have been entitled to vote on such action.

Matters Relating to the Board of Directors

Number

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation provide that the authorized number of directors on BabyUniverse’s board of directors will be at least one, with the exact number to be determined from time to time by resolution of the majority of the members of BabyUniverse board of directors, but shall not be less than one nor greater than twelve.

eToys Direct.  eToys Direct’s bylaws provide that the number of directors on the eToys Direct board of directors will be at least one, with the exact number to be determined from time to time by a vote of the board of directors.

Quorum

BabyUniverse.  BabyUniverse’s amended bylaws provide that a majority of the board will constitute a quorum for the transaction of business. However, if for any reason a vacancy occurs in the board, a quorum will consist of the majority of the remaining directors until the vacancy is filled.

eToys Direct.  eToys Direct’s bylaws provide that a majority of the total number of directors then in office, but no less than one third of the total number of directors, will constitute a quorum

Classification of Directors

BabyUniverse.  Under BabyUniverse’s amended bylaws, directors are elected by a plurality vote. Directors are classified into three classes, as nearly equal in number as possible, with staggered three-year terms.

eToys Direct.  eToys Direct’s amended certificate of incorporation and bylaws do not provide for the classification of directors.

Removal of Directors

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation and amended bylaws provide that any director or the entire board of directors may be removed only for cause. Except as otherwise provided by law, cause for removal will be construed to exist only in the event of any intentional or grossly reckless conduct that is harmful to BabyUniverse, such as misuse of confidential information, competing against BabyUniverse, a material violation of due care or fiduciary duties owing to BabyUniverse or other gross abuse of office.

eToys Direct.  eToys Direct’s bylaws provide that any director or the entire board of directors of eToys Direct may be removed, with or without cause, at any time by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors.

Vacancies on the Board of Directors

BabyUniverse.  BabyUniverse’s amended bylaws provide that any vacancies on the BabyUniverse board will be filled by a majority vote of the directors then in office, though less than a quorum of the entire board, or by a sole remaining director. Directors so chosen to fill any vacancy will hold office for the unexpired term of his or her predecessor in office, or until the next election of one or more directors by shareholders if the vacancy is caused by an increase in the number of directors.

eToys Direct.  eToys Direct’s bylaws provide that any vacancies on the eToys board of directors will be filled by a majority vote of the directors then in office, though less than a quorum of the entire board. Directors so chosen to fill any vacancy will hold office until the next annual election (or, if later, until his or her successor is elected and qualified) or until his or her earlier resignation or removal.

Preemptive Rights

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation do not grant any preemptive rights to shareholders.

eToys Direct.  eToys Direct’s amended certificate of incorporation does not grant any preemptive rights to stockholders.

Dividends

BabyUniverse.  BabyUniverse’s amended bylaws provide that the BabyUniverse board of directors may from time to time declare, and BabyUniverse may pay, dividends on its outstanding shares in cash, property or its own shares.

eToys Direct.  The eToys Direct board of directors may from time to time declare, and eToys Direct may pay, dividends on its outstanding shares as permitted by law.

Limitation of Personal Liability of Directors

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation and amended bylaws contain no provisions concerning the limitation of personal liability of directors. BabyUniverse is subject to the Florida Business Corporation Act, or the FBCA, which provides that a director of a corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by him or her, unless he or she failed to perform his or her duties as a director and that failure constituted a specific violation of the type listed in Section 607.0831 of the FBCA.

eToys Direct.  eToys Direct’s amended certificate of incorporation provides that to the fullest extent permitted by the General Corporation Law of the State of Delaware, no member of the eToys Direct board of directors will be personally liable to eToys Direct or its stockholders for any act or omission in the performance of his or her duties as a member of the board of directors of eToys Direct.

Indemnification of Directors and Officers

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation provide that BabyUniverse will indemnify and hold harmless any and all persons whom it shall have power to indemnify under the FBCA from and against any and all liabilities imposed upon or reasonably incurred by him or her in connection with any action, suit or other proceeding in which he or she may be involved or with which he or she may be threatened, or other matters referred to in or covered by the applicable provisions of the FBCA both as to action in his or her official capacity as a director or officer of BabyUniverse and as to action in any other capacity while holding such office.

eToys Direct.  eToys Direct’s bylaws provide that eToys Direct will indemnify to the fullest extent permitted by law any person whom is made or threatened to be made a party to any action, suit or proceeding, by reason of the fact that such person was a director, officer or employee of eToys Direct.

Certain Business Combination Restrictions

BabyUniverse.  BabyUniverse is subject to Section 607.0902 of the FBCA, which restricts the voting rights of “control-share” groups unless a majority of all outstanding, non-interested shareholders passes a resolution to grant the control share group the voting rights to complete a control share acquisition, among other proposals. In addition, Section 607.091 of the FBCA requires that any “affiliated transaction” with an “interested shareholder” either be approved by the disinterested directors or a supermajority vote of the disinterested shareholders or, absent such approval, that a statutory “fair price” be paid to shareholders in such a transaction.

eToys Direct.  eToys Direct’s amended certificate of incorporation and bylaws do not contain provisions concerning restrictions on certain business combinations. Section 203 of the General Corporation Law of the State of Delaware, which protects Delaware corporations, such as eToys Direct, from hostile takeovers, and from actions after the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation, does not apply to eToys Direct, since eToys Direct is not a publicly traded company, and does not have more than 2,000 stockholders of record.

Amendments to Charter Documents

BabyUniverse.  BabyUniverse’s amended and restated articles of incorporation and amended bylaws may be amended in any manner otherwise permitted by law. Additionally, BabyUniverse’s amended bylaws permit the alteration, amendment or repeal of bylaws or adoption of new bylaws by action of the BabyUniverse board of directors, unless otherwise provided by law.

eToys Direct.  eToys Direct’s amended certificate of incorporation and bylaws may be amended in any manner otherwise permitted by law. Additionally, eToys Direct’s bylaws provide that the bylaws may be amended by the stockholders of eToys Direct at any annual or special meeting of stockholders, provided notice of intention to amend shall have been contained in the notice of meeting, and the eToys Direct board of directors may amend the bylaws by a majority vote of the whole board at any meeting, provided that the eToys Direct stockholders may from time to time specify particular provisions of the bylaws which shall not be amended by the board of directors.

INFORMATION REGARDING BABYUNIVERSE’S BUSINESS

Introduction

BabyUniverse is a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Through its websites BabyUniverse.com and DreamtimeBaby.com, BabyUniverse is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites PoshTots.com and PoshLiving.com, BabyUniverse has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites PoshCravings.com and ePregnancy.com and its flagship new media offering BabyTV.com, BabyUniverse has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

BabyUniverse is pursuing a dual strategy of organic growth and acquisition growth that is designed to establish BabyUniverse as the leader in the online baby marketplace. Beyond the baby segment, BabyUniverse intends to leverage its efficient and growing ecommerce platform to acquire other female-oriented ecommerce, marketing and new media companies. The overall objective of BabyUniverse is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace.

To further this objective, our stock began trading on The Nasdaq Capital Market on March 27, 2006, after trading on the American Stock Exchange since August 3, 2005. At the same time, we changed our trading symbol from “BUN” to “POSH.” We believe this change is more reflective of our strategy to appeal to a broader female marketplace by leveraging our strong ecommerce business model with econtent and new media initiatives focused on this country’s most affluent online female consumers.

We were incorporated in Florida on October 15, 1997, as Everything But The Baby Inc. and initially operated the domain name www.everythingbutthebaby.com. In 1999, we began to market our products under the BabyUniverse brand at www.babyuniverse.com, and we changed our corporate name to BabyUniverse, Inc. on November 16, 2001.

We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues. As an industry leader, we have grown our business internally since inception by increasing our presence in what we have identified to be the largest and most efficient Internet shopping portals, as well as through search engine marketing, resulting in increased traffic to our websites. We have also attempted to improve our sales conversion rate by broadening our product offerings and by actively managing the placement of the best-selling products on our websites.

The market for online retailers offering baby, toddler and maternity related products is highly fragmented, with a significant number of small competitors representing a significant percentage of total segment sales. We believe that our seasoned senior management team and our scalable business architecture make us well-suited to acquire both large and small industry competitors. As part of our acquisition strategy, we intend to preserve the goodwill and marketing relationships of acquired companies as necessary to maintain and grow market share. In addition, we may acquire companies that market products predominantly to women over the Internet, or companies that enhance our ability to market products to women.

Our ecommerce offerings include over 35,000 products from over 600 manufacturers that are presented in easy-to-use online shopping environments that include baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. These products are available in a variety of styles, colors and sizes which account for over 750,000 stock keeping units (“SKUs”). We also provide expert buyer’s guides and product descriptions to assist our customers with finding quality products and to help parents make informed decisions about their babies’ and toddlers’ needs and safety.

Growth Strategy

The overall objective of BabyUniverse is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace. Beyond the baby related ecommerce segment, BabyUniverse intends to leverage its efficient and growing ecommerce platform to acquire other female-oriented ecommerce, marketing and new media companies. We intend to achieve this objective by pursuing a balanced growth strategy that contemplates both organic and external growth initiatives. Our organic growth strategy will focus on initiatives that will build on our existing business strengths while our external growth strategy will focus on consummating strategic acquisitions of companies focused on the high-growth female marketplace.

Organic Growth Strategy

We intend to pursue various initiatives associated with our organic growth strategy that are designed to enhance our market presence, expand our customer base and provide a superior online baby, toddler and maternity shopping experience. Key elements of our organic growth strategy include the following:

Build Brand Recognition.  We will continue taking steps to have our websites appear among the first several websites naturally listed in search engine results. We will also continue to build our brands primarily through online marketing and advertising. These efforts currently consist largely of the purchase of keywords from large search providers, such as Google, Yahoo and MSN, which result in advertisements for our websites being displayed next to search results. In addition, we also aggressively participate in many of the major online shopping portals such as Shopzilla, Amazon, MSN Shopping, and Shopping.com. Most of our advertising expenditures are on a ’pay for click’ basis, and smaller portions are based on negotiated rates or percentages of sales. We have established and are continuing to develop brands based on trust, guidance and value, and we believe our customers view BabyUniverse as a trusted authority on baby, toddler and maternity products. Our goal is for consumers to seek the BabyUniverse and our other brands and consistently revisit our websites whenever they purchase baby, toddler and maternity products.

Improve Our Sales Conversion Rate.  As we have hundreds of thousands of visitors to our websites each month, small changes in the conversion rate, or the percentage of visitors to our websites who make a purchase, can have a significant impact on sales. In many of our marketing programs, we incur expenses based on the number of people that click on advertisements that link them to our websites. When customers click on these advertisements and do not consummate a purchase, we incur expense but do not generate immediate sales. We believe that we can improve our sales conversion rate by offering a wider range of products and by actively managing the placement of our best-selling products on our websites. We also believe that by offering a wider range of products we decrease the likelihood that customers will leave our websites to continue their shopping elsewhere.

Focus on the Customer Experience to Build Customer Loyalty.  We continue to refine the customer service we provide in every step of the purchase process, from our websites to our customer support and fulfillment operations. The customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase baby, toddler and maternity products. We intend to continue to allocate significant resources to the development and expansion of our customer service function. These efforts are focused on promoting customer loyalty and building repeat purchase relationships with our customers.

Increase Our In-House Fulfillment of Best-Selling Products.  In January 2006, we opened a 23,000 square foot distribution center in Las Vegas, Nevada to replace our much smaller warehouse in Ft. Lauderdale, Florida. We generally incur lower overall costs on those products we process through our warehouse, as our in-house distribution costs are lower than markups imposed by our distribution partners or drop shippers. We believe that our distribution center allows us to increase our product volume in support of our rapid growth in sales. As we identify our best-selling products, which represent low inventory capital risk, we selectively make bulk inventory acquisitions to take advantage of these in-house efficiencies. We believe that expanding our in-house distribution volume of these best-selling products will allow us to increase our gross margins.

Explore Additional Marketing Channels.  Although almost all of our marketing presence is online, we will continue exploring innovative methods of reaching additional potential customers through offline marketing initiatives. Many forms of offline advertising, such as print advertising in magazines, require large initial expenditures. Furthermore, it is difficult to track the number of customers generated from these types of advertisements. We intend to seek other forms of partnered offline advertising. Our plans include minimizing or eliminating the need for large initial expenditures either by sharing marketing expenses with manufacturers or by offering joint promotions in concert with our advertising partners.

External Growth Strategy

While our historical growth through 2005 had been primarily organic, we initiated a growth strategy in 2006 based on a balanced combination of organic growth and external growth. We expect that our external growth strategy will be characterized by strategic industry acquisitions of ecommerce, marketing and new media companies that are broadly focused on the high-growth female marketplace. Accordingly, we intend to leverage the skill sets of our management team and board of advisors and our scalable business architecture to actively evaluate potential ecommerce and content focused acquisition candidates and consummate merger and acquisition transactions as an important and on-going component of our business model.

Impact of the Year 2000 Downturn.  In the late 1990’s, capital markets were highly receptive to technology companies, including ecommerce companies that enjoyed ready access to capital at attractive valuations. In the ensuing period of extreme volatility in ecommerce company valuations, however, very few ecommerce companies were able to raise capital in either public or private markets. It is important to realize that this market downturn represented a sharp decline in valuations only, not a decline in overall ecommerce business activity. The ecommerce industry grew quickly during and since this period, as consumers have migrated more and more from traditional retail points-of-purchase to the Internet.

In spite of the perceived lack of interest by investors, certain types of ecommerce companies continue realizing significant growth, a direct reflection of consumers’ increasing demand for convenient and secure Internet-based shopping. As a result of these somewhat contradictory market forces — increased demand for ecommerce products against a decreased demand for ecommerce investments — many of the ecommerce companies that continue to operate today have successfully adapted to capital-constrained operating models that require a more conservative balance between growth and profitability than was demonstrated by the ecommerce pioneers of the late 1990’s. We believe that we can identify attractive acquisition candidates from within this group of surviving market participants.

Acquisition Environment and Prospects.  We have engaged, and expect to continue to engage, in preliminary discussions with prospective acquisition candidates and to continue to develop an analysis of the strategic industry acquisition landscape. These discussions traditionally have focused primarily on Internet retailers of baby related products which are smaller than us in terms of revenues and content sites that focus on a female audience. These discussions and analyses suggest the following:

•	Growth Capital and Exit Opportunities are Scarce. The positive trends in the ecommerce industry have not yet resulted in a recognizable increase in private equity funding of baby, toddler and maternity online retail companies. Public and private capital markets are generally difficult to access, especially for those companies with inadequate board sponsorship or unproven public market leadership. Furthermore, as many of these potential targets have not attracted public or private investment in recent years, they tend not to have professional investors on their boards of directors or in their management teams. Also, large strategic acquirers are rarely attracted to developing companies of small size, a characteristic that describes much of the broader baby, toddler and maternity ecommerce industry.

•	We Possess Characteristics that Make Us an Attractive Acquirer. Based on discussions with companies that we have acquired, and preliminary discussions with potential acquisition targets, management believes that targets will view our plan as attractive primarily because of the following:

•	our sophisticated and seasoned management team and board of directors, who have significant experience working for and with companies engaged in substantial acquisition programs;

•	our efficient business model, which is characterized by high inventory turnover and an ability to rapidly expand product offerings with relatively minimal capital expenditures;

•	our well-defined growth strategy; and

•	a visible exit strategy that offers cash or publicly traded securities.

Structure of Transactions Contemplated.  We intend to acquire either the equity or the assets of acquisition targets. Depending on the needs of our targets, we anticipate using both cash and stock as consideration for these acquisitions.

Acquisition Parameters.  We intend to acquire companies that have the potential for significant growth, achievable independently or as a result of cross-marketing strategies that we implement subsequent to the acquisition. We will focus on companies that have exhibited historical profitability or those that can combine with our company to become profitable. Targeted companies will include direct competitors with broad product offerings, as well as those that focus on a specific product niche. Characteristics of targets that we would particularly value include an established strong domain name or brand recognition, mature Internet marketing relationships, stable supplier relationships and defendable market positions.

Post-Merger External Growth Strategy.  In the event that the merger is consummated, we intend to re-evaluate our overall external growth strategy in light of the interests of the combined company.

Recent Developments

Acquisitions

On September 13, 2005, we acquired all of the shares of outstanding common stock of Huta Duna, Inc., which through the website, DreamtimeBaby.com, is a growing online retailer of brand name baby products that is focused primarily on high-quality bedding products. We acquired the shares of Huta Duna common stock in exchange for approximately $6.4 million in cash and 53,165 shares of our common stock.

On January 13, 2006, through a wholly owned subsidiary (“PoshTots”), we acquired substantially all of the assets of Posh Tots, LLC in exchange for $6.0 million in cash, a Promissory Note for $6.0 million, 237,248 shares of our common stock and warrants to purchase 110,000 shares of our common stock at a price of $8.10 per share. Through its primary website, www.PoshTots.com, the Richmond, Virginia-based PoshTots has long been recognized as a leading online retailer of high-end, artisan-crafted furniture to this country’s most affluent new mothers. Beyond the baby and children’s segments, PoshTots recently extended its brand with the Fall 2005 introduction of a new website, www.PoshLiving.com, offering designer quality home furnishings to its existing and growing base of affluent, predominantly female, customers. In March 2006, Posh Tots introduced another new website, www.PoshCravings.com, designed as a content driven initiative targeted at the affluent female customer base already developed by PoshTots.

On June 15, 2006, we acquired certain assets related specifically to the business of ePregnancy.com and ePregnancy Magazine. The selected assets acquired include the URL www.ePregnancy.com, the ePregnancy trademark, a related online community website, message boards, and an expansive archive of content. The magazine’s prior owners discontinued publication of ePregnancy Magazine and the final published issue was distributed in late April as the May 2006 issue. BabyUniverse intends to focus its efforts on growing and supporting the online community at ePregnancy.com and does not intend to revive the magazine. The acquisition of these assets furthers the overall objective of BabyUniverse, which is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace.

BabyTV.com

In December 2006 we launched our flagship new media offering, BabyTV.com, the Internet’s first integrated television-style broadcast channel and social networking community focused on the needs of new and expectant parents. BabyTV.com is delivered through an interactive format in which the consumer can tune in to broadcast-quality live and pre-recorded streaming television, interact through live events, respond to synchronized and targeted advertisements, engage in ecommerce transactions, browse links on the Web, and participate in BabyTV.com’s community features, without ever leaving the integrated broadcast platform.

The primary goal of BabyTV.com, and our other content sites, PoshCravings.com and ePregnancy.com, is to increase revenues from advertisers. We also intend BabyTV.com to build for our ecommerce sites the kind of loyalty with consumers that can be difficult to achieve in a pure ecommerce environment and to become a valuable driver of the BabyUniverse business strategy.

BabyTV.com has already partnered with some of the premier names in parenting content providers such as acclaimed women’s media company Oxygen Media Interactive, Inc., video-on-demand pioneer Alpha Mom TV, Inc., as well as the award-winning public television series Real Savvy Moms, to bring a wealth of informative and entertaining programming to our viewers. Oxygen’s “Oh!Baby” programming contributes segments of their popular shows, with content celebrating the highs and lows of parenthood. Alpha Mom contributes a deep catalog of informative programming featuring recognized experts on important topics from pregnancy through early child development. Real Savvy Moms is a series hosted by three young mothers who share with viewers the trials and tribulations of early parenting. The BabyTV.com video library currently consists of over 350 titles.

BabyTV.com is cross-marketed to the 1.9 million monthly unique visitors of BabyUniverse-owned ecommerce properties such as BabyUniverse.com, PoshTots.com and DreamTimeBaby.com, and content properties such as PoshCravings.com and ePregnancy.com.

Amazon Content Agreement

In December 2006, we reached an agreement with Amazon.com, Inc. to provide the rich content of our Internet sites, PoshCravings.com and ePregnancy.com, to Amazon.com consumers through the Amazon Baby marketplace. ePregnancy.com, a leading resource for both the expectant mother and new moms, offers valuable expert information as well as a vibrant online community. PoshCravings.com, launched in March of 2006, has become a top style and trend destination for savvy moms and moms-to-be. Both sites boast a loyal following of visitors who seek the best advice, tips and trends as well as fabulous weekly giveaways.

Amazon is the first significant strategic relationship designed to support our long-communicated plan to transform BabyUniverse from a pure ecommerce company into a balanced content, commerce and new media concern. With an audience of more than 60 million active customer accounts, Amazon presents an opportunity for national brand prominence for our PoshCravings.com and ePregnancy.com content properties.

The Internet Shopping Experience

We have designed our online retail stores to be the primary source for consumers to purchase baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. We believe our attractive, easy-to-use websites offer consumers an enjoyable shopping experience as compared to traditional store-based retailers. A consumer shopping on our websites can, in addition to ordering products, browse the different departments of our stores, conduct targeted searches, view recommended products, visit our Gift Center, participate in promotions and check order status. In contrast to a traditional retail store, the consumer can shop in the comfort and convenience of his or her home or office.

Our efficient website designs and commitment to excellent customer service enable us to deliver a superior shopping experience to consumers, the key components of which include the following:

Convenient Shopping Experience.  Our online stores provide customers with easy-to-use and easy-to-shop websites. They are available 24 hours a day, seven days a week and may be reached from the shopper’s home or office, or anywhere with Internet connectivity. Our hierarchical website designs and broad search ability make our websites easy to navigate and to find specific brands and product types. During regular business hours, our customer service is readily available to further assist in finding the right product or answering any questions. Our broad product selection and extensive distribution network enables us to meet the needs of our customers located throughout the United States and Canada, especially those in rural or other locations that do not have convenient access to physical stores. Our gift registries, flexible payment methods, and online transaction security complement our overall convenient shopping experience.

Extensive Product Selection and Innovative Merchandising.  We offer a broader selection of baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts than would be economical or practical to stock in a traditional store for all but our largest competitors. We provide consumers with a comprehensive selection of both traditional, well-known brands and select specialty brands. The merchandising and/or placement of product on our websites are designed to ensure that our customers immediately view the most popular products in each department. We continually monitor our customer buying habits to determine our best-selling products in each category. The most popular products are then featured on our homepage and in various locations throughout the website with the intent to increase our sales conversion rate. We also suggest complementary or other related purchases in an effort to cross-sell products across our departments and promote impulse purchases by customers. Finally, our range of helpful and useful shopping services, such as our gift registries, enable us to display and promote our product selection in a flexible and targeted manner.

Personalized Gift Registry.  Our gift registries permit expectant parents to select the items that they wish to have their relatives and friends purchase and then permit the products to be purchased online from anywhere in the world for shipment to the registrant. We assist the registrants in notifying their relatives and friends of the registries by either sending an email announcement or by mailing to the registrants pre-printed invitation card inserts for distribution by the registrants themselves.

Efficient Browsing Features.  Our websites offer visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the home page of the desired department and can quickly view promotions, bestsellers and featured products. Customers can use a quick keyword search in order to locate a specific product and can also execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse specifically designed pages dedicated to products from key national and/or specialty brands that we choose to feature.

Comprehensive Product Information.  One of the advantages of an online retail store is the ability to provide more comprehensive product information and data. On our websites, customers can find detailed product information, including product descriptions, a list of accessories and related products that are available. We also offer buying guides, product comparisons, product specifications and instruction manuals so a customer can make an informed purchase decision. We also encourage customer feedback by allowing our customers to write product reviews.

High Level of Customer Service and Support.  A key element of our sales strategy is our ability to provide a high level of customer service and support, including:

•	knowledgeable customer service;

•	product selection services and advice;

•	online order tracking and email confirmation; and

•	gift-wrapping.

We have historically maintained our customer service functions in-house instead of outsourcing these services. We believe that friendly and responsive customer service is an avenue for building brand recognition and customer loyalty. We have evaluated providers of outsourced customer service functions and may continue to do so in the future. We would only engage the services of an outsourced customer service provider if we felt that our expectations for a high level of customer service would be maintained. We believe that attentive, proactive customer service is an essential component of any ecommerce business model and, in particular, the baby product market requires superior customer service. Accordingly, we will continue allocating significant resources to the development and expansion of the customer service function.

Fulfillment Operations

Currently, we purchase and fulfill our products to our customers through the following methods:

•	approximately 39% through the combination of our 23,000 square foot Las Vegas distribution center, and a third party warehouse and fulfillment center in St. Louis, Missouri;

•	approximately 54% via drop ship arrangements with manufacturers and vendors, whereby customer orders that are placed through our websites are sent electronically to manufacturers or vendors that ship those orders directly to our customers; and

•	approximately 7% through a fulfillment agent and a buying consortium, whereby customer orders that are placed through our websites are sent electronically to these entities that ship those orders directly to our customers.

As part of our organic growth strategy for the past several years, we have gradually increased the fulfillment of certain of our best-selling products through our distribution center from approximately 25% to 39%. With the opening of our larger Las Vegas distribution center in January 2006, which replaced our 6,000 square feet distribution center in Florida, we intend to continue to gradually increase the percentage of our orders fulfilled in-house.

Marketing and Advertising

Our marketing and advertising efforts have historically been almost entirely online initiatives, but we intend to aggressively pursue efficient methods of reaching additional potential customers through innovative offline advertising and marketing initiatives. In addition, PoshTots has historically utilized a printed catalog as one of its marketing channels, a practice that we expect to continue. We have developed a marketing strategy designed to increase brand recognition, generate consumer traffic, acquire customers, build a loyal customer base and maximize repeat purchases. Our primary target market is expectant parents, with women representing by far the largest segment of our customer base, and relatives and friends who purchase baby, toddler and maternity products. Our marketing initiatives primarily consist of the following:

Portal and Targeted Website Advertising.  A primary vehicle for our online advertising is the optimized search results on websites with high traffic volumes. We currently maintain advertising relationships or have preferred placement agreements with many search engines, including MSN, Overture, Google, and Yahoo!, among others. Through these relationships, we advertise on websites that appeal to our target customer base.

Partnerships with High Traffic Shopping Sites.  Due to our broad selection of product offerings and our expanding presence through multiple websites, we believe we are best able to support the baby product offerings of select high traffic shopping websites like Buy.com and Amazon.com. In March 2006, we signed an agreement with Buy.com as a fulfillment provider of baby related products. In December 2006, we reached an agreement with Amazon.com, Inc. to provide the rich content of our Internet sites, PoshCravings.com and ePregnancy.com, to Amazon.com consumers through the Amazon Baby marketplace. We will also continue to pursue agreements with other female oriented content based websites as their preferred ecommerce partner.

E-mail Marketing.  We utilize an electronic direct marketing program to encourage repeat purchases and customer retention, generate referral business and provide access to increasing numbers of prospective customers. We recently implemented additional e-mail list marketing initiatives, which have been developed and used successfully by PoshTots.

Affiliate Program.  We also acquire customers by offering a web-marketing affiliate program that is intended to extend the reach of our brand and draw consumers from a variety of other websites. By joining our web- marketing affiliate program, operators of other websites earn commissions and enhance their websites by providing their visitors access to our content and information as well as our extensive selection of baby and toddler products.

Printed Catalog.  PoshTots has historically utilized a printed catalog as one of its marketing channels. We expect to continue this practice for PoshTots.com and to evaluate including a printed catalog as a marketing channel for our other websites.

Once a customer completes a purchase, we focus on establishing a continuing relationship with that customer in order to encourage repeat purchases. To acquire new customers, we leverage our relationships with existing customers by encouraging them to refer friends and family. We also utilize permission-based email marketing to non-buying visitors who indicate a desire to continue to be advised of our offerings.

Seasonality

We operate in the retail sales industry, which is seasonal and subject to general economic conditions, consumer spending and other factors. Our historical results of operations have been moderately seasonal, reflecting a general pattern of peak sales in mid-fourth quarter. Companies operating in the retail sales industry typically realize a disproportionate amount of their net sales during the fourth quarter of each calendar year. If our business begins to more closely reflect industry norms for seasonality, we may incur significant additional expenses during our fourth quarter, including higher inventory of product and additional staffing in our fulfillment and customer support operations, in anticipation of increased sales activity.

Competition

We operate in a highly competitive environment. We principally compete with a variety of mass merchandisers, discount stores, department stores, Internet retailers, specialty retailers and catalog merchandisers that offer products similar to or the same as our products. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our financial condition and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. We currently or potentially compete with a variety of other companies that sell baby, toddler and maternity products, including:

•	traditional store-based retailers, such as Babies R Us, Baby Gap and USA Baby, and online efforts from these retailers such as BabiesRus.com;

•	other online retailers, such as Babycenter.com and Babyage.com;

•	major discount retailers such as Wal-Mart, Target and K-mart;

•	catalog retailers;

•	vendors that currently sell some of their products directly online;

•	other online retailers that include baby, toddler and maternity products as part of their product offerings, such as Amazon.com; and

•	Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and MSN.

We believe that the principal competitive factors in our market are product selection and quality, price, customer service and support, brand recognition, reputation, reliability and trust, web site features and functionality, convenience and delivery performance. We believe that we compare favorably in the online market for brand name baby products by offering detailed product information, broad product selection, competitive pricing and knowledgeable customer support to our customers.

Many of our traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development than we can. In addition, large, well-established and well-financed entities may join with online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, offer popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

The baby, toddler and maternity product industries and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond successfully to changes in the baby and toddler product industry and online commerce sectors. If we are unable to maintain our market share or compete effectively in the baby, toddler and maternity product market, our business, financial condition and operating results could be adversely affected.

Information Technology and Systems

We have used proprietary information technology systems for order fulfillment, merchandising and our ecommerce platform since our inception. We are continually improving the overall technology infrastructure to improve the shopping experience, order fulfillment capabilities and technical capacity. We successfully completed a system conversion project during 2005 to replace our accounting and financial reporting system with software provided by a major software vendor, as well as several projects to improve the security and reliability of our networks.

During 2006, we continued our technology improvements with two additional important projects. The first related to the implementation of a system to improve our warehouse management system, which coincided with the opening of our new distribution center in Las Vegas in January 2006. The second project related to the replacement of our proprietary ecommerce platform through an outsourcing contract with a major vendor. The conversion to an entirely outsourced ecommerce platform will be completed in stages throughout 2007.

Our information technology systems are currently, and will continue to be, hosted and backed up by third party providers. The facilities hosting our servers provide redundant heating, ventilation, air conditioning, power and Internet connectivity. The back-up facilities are in place to protect our operations in the event of hardware failure or facility failure and/or regional Internet or communications failures. In the event that our service providers experience a disruption in operations or cease operations for any reason, we will switch to back-up hosting facilities.

Our ability to receive and fulfill orders successfully through our websites is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems, including the successful conversion of those systems that are undergoing replacement or upgrade. Our systems and operations are vulnerable to unanticipated difficulties encountered during system conversion, upgrade or replacement, as well as to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, terrorist attacks, natural disasters and other catastrophic events, and errors in usage by our employees and customers. Any significant interruption in the availability or functionality of our websites, or our order processing, fulfillment, distribution or communications systems, for any reason could seriously harm our business.

Intellectual Property

We believe that our registered trademarks, “BabyUniverse.com”, “DreamtimeBaby.com”, “PoshTots.com” “PoshLiving.com”, “PoshCravings.com”, “ePregnancy.com” and “BabyTV.com”, and the brand name recognition that we have developed are of significant value. We strive to preserve the quality of our brand names and protect our trademarks and other intellectual property rights to ensure that the value of our proprietary rights is maintained. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include copyright and trade secret laws and confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our products and services are made or will be made available online. For example, a company named Baby Universe based in New Zealand that uses the domain name babyuniverse.co.nz sells baby products via the Internet. If we are unable to protect or preserve the value of our intellectual property for any reason, our business would be harmed.

We also rely on technologies and products that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology and products of lower quality and/or at greater cost, which could materially adversely affect our business, operating results and financial condition. Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by us or licensed from other parties. In addition, third parties may claim that the sale of one or more of our product offerings infringes their intellectual property rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time consuming, result in costly litigation, cause service upgrade delays, cause us to discontinue use of a particular technology or the availability of a particular product offering, or require us to pay monetary damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, operating results and financial condition.

Government Regulation

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or online commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs.

In addition, because our products and services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business in the states of Florida, Nevada and Virginia. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.

Employees

As of June 14, 2007, we had 87 full time employees, including 32 employees related to the PoshTots business acquired on January 13, 2006. Our employees are not party to any collective bargaining agreement, and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Properties

We do not own any real property. We lease approximately 9,700 square feet of office space in Jupiter, Florida. We also lease 9,800 square feet of office and warehouse space in Ft. Lauderdale, Florida that previously served as our corporate headquarters and distribution center under a lease that expires in May 2008. In June 2006, the Company entered into an agreement to sub-lease this space through April 30, 2008. In addition, we have a lease for approximately 23,000 square feet of warehouse space for our Las Vegas, Nevada distribution center and a lease for approximately 12,000 square feet of office and warehouse space in Richmond, Virginia for PoshTots.

Legal Proceedings

We are not currently engaged in any material legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BABYUNIVERSE

The following discussion should be read in conjunction with our consolidated financial statements and related notes which appear elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly under the heading “Risk Factors.”

Overview

BabyUniverse is a leading Internet content, commerce and new media company in the pregnancy, baby, toddler and maternity marketplace. Through its websites BabyUniverse.com and DreamtimeBaby.com, BabyUniverse is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites PoshTots.com and PoshLiving.com, BabyUniverse has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites PoshCravings.com and ePregnancy.com, and its flagship new media offering BabyTV.com, BabyUniverse has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

BabyUniverse is pursuing a dual strategy of organic growth and acquisition growth that is designed to establish BabyUniverse as the leader in the online baby marketplace. Beyond the baby segment, BabyUniverse intends to leverage our efficient and growing ecommerce platform to acquire other female-oriented ecommerce, marketing and new media companies. The overall objective of BabyUniverse is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace.

According to the United States Department of Commerce, the total online market for consumer products grew at a compound annual growth rate of 25.2% from $28.0 billion in 2000 to $86.3 billion in 2005. In the third quarter of 2006, this market continued expanding by growing 20.9% over the third quarter of 2005. Furthermore, the percentage of retail Internet sales occurring in the United States compared to total sales occurring at retail in the United States has increased from 0.9% in 2000 to 2.8% in the third quarter of 2006. eMarketer, Inc., a leading aggregator of online research reports, predicts that online retail sales will rise to $121 billion by 2007, or 2.9% of total retail sales. In addition, independent reports, including a May 2005 study by Forrester Research and a May 2005 report by e-Marketer, have indicated that women are becoming a more powerful driver of this growth in online purchasing activity. As the total online retail market continues to grow, we believe that the market for baby, toddler and maternity products sold over the Internet will also grow and that we are strategically positioned to participate substantially in such growth.

We offer over 35,000 products from over 600 manufacturers in easy-to-use online shopping environments that include baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. These products are available in a variety of styles, colors and sizes which account for over 750,000 stock keeping units (“SKUs”). We also provide expert buyer’s guides and in-depth product descriptions to assist our customers with finding quality products and to help parents make informed decisions about their babies’ and toddlers’ needs and safety. Overall, we provide a compelling combination of high quality products at competitive prices, a convenient shopping experience and excellent customer service that allows us to build an ongoing and potentially long-term relationship with our customers.

We review our operations based on both our financial results and various non-financial measures. Among the key financial factors upon which management focuses in reviewing performance are growth in sales, gross margin and operating income (or loss). As an online retailer, we do not incur many of the operating costs associated with physical retail stores. However, a significant amount of our operating expenses, as a percentage of net sales, is spent on online advertising and commissions instead of maintaining physical retail stores and sales staff. Our advertising and commission spending is an important factor in our sales growth, and we continuously monitor its effectiveness. Our financial results, including our sales, gross profit and operating income (or loss) can and do vary significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control. These factors include general economic conditions, the costs to acquire our inventory and fulfill orders, the mix of our product sales and our competitors’ pricing and marketing strategies. Our total cost to fulfill orders is especially sensitive to potential fuel cost increases that may result from a continuing destabilization of world energy markets.

We generally own and hold only a portion of the inventory needed to support our level of sales. Although we are continuing to increase inventory of those items with lower risk due to higher demand and turnover, a significant portion of the inventory we offer is owned by our suppliers. This enables us to reduce some of the cost and risk associated with carrying a full inventory of the products we sell. Upon receipt of a customer order for a specific product that will be drop-shipped from a supplier, we simultaneously purchase that product from our supplier, who ships it directly to our customer. Since our inception, our business model has minimized inventory risk by maximizing the number of products we sell that are owned by others. However, as we execute our acquisition strategy, we may acquire businesses that use a different inventory model.

Among the key non-financial measures which management reviews are customer feedback, website traffic, sales conversion rates (i.e., the percentage of visitors to our websites who make a purchase) and number of orders. We believe that maintaining high overall customer satisfaction and an enjoyable shopping experience are critical to our ongoing efforts to promote our brands and to increase our sales and net income. We actively solicit customer feedback about our websites’ functionality as well as the entire shopping experience through third-party business rating and price comparison websites such as Shopping.com and BizRate.com. To maintain a high level of performance by our customer care representatives, we also undertake an ongoing customer feedback process. If we are unable to meet customer expectations with respect to price or do not successfully expand our product lines or otherwise fail to maintain high overall customer satisfaction, our financial condition and results of operations would be harmed.

We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues. As an industry leader, we have grown our business internally since inception by increasing our presence in what we have identified to be the largest and most efficient Internet portals and by keyword paid search advertising, resulting in substantially increased traffic to our websites. We have also increased our sales conversion rate by broadening our product offerings and by actively managing the placement of the best-selling products on our websites. As a result, our sales have increased substantially year over year since our inception.

The market for online retailers offering baby, toddler and maternity related products is highly fragmented, with a significant number of small competitors representing a significant percentage of total segment sales. We believe that our seasoned senior management team and our scalable business architecture make us well-suited to acquire both large and small industry competitors. As part of our acquisition strategy, we intend to preserve the goodwill and marketing relationships of acquired companies as necessary to maintain and grow market share. In addition, we may acquire companies that market products predominantly to women over the Internet, or companies that enhance our ability to market products to women.

Recent Developments

PoshTots Acquisition

On January 13, 2006, through our wholly owned subsidiary PoshTots, Inc., we acquired substantially all of the assets of Posh Tots, LLC (“PoshTots”), in exchange for $6.0 million in cash, a promissory note for $6.0 million, 237,248 shares of our common stock and warrants to purchase 110,000 shares of our common stock at a price of $8.10 per share. Through its primary website, PoshTots.com, the Richmond, Virginia-based PoshTots has long been recognized as a leading online retailer of high-end, artisan-crafted furniture to this country’s most affluent new mothers. Beyond the baby and children’s segments, PoshTots recently extended its brand with the Fall 2005 introduction of a new website, www.PoshLiving.com, offering designer quality home furnishings to its existing and growing base of affluent, predominantly female, customers. In March 2006, PoshTots introduced another new website, www.PoshCravings.com, designed as a content driven initiative targeted at the affluent female customer base already developed by PoshTots.

Purchase of Selected ePregnancy Assets

On June 15, 2006, we acquired certain assets related specifically to the business of ePregnancy.com and ePregnancy Magazine. The selected assets acquired include the URL www.ePregnancy.com, the ePregnancy trademark, a related online community website, message boards, and an expansive archive of content. The magazine’s prior owners discontinued publication of ePregnancy Magazine and the final published issue was distributed in late April as the May 2006 issue. BabyUniverse intends to focus its efforts on growing and supporting the online community at ePregnancy.com and does not intend to revive the magazine. The acquisition of these assets furthers the overall objective of BabyUniverse, which is to establish a market-leading ecommerce and new media business focused on the high-growth female marketplace.

Debt Financing Transactions

On July 11, 2006, we completed a $5.0 million debt financing transaction with Hercules Technology Growth Capital, Inc. (“Hercules”). Proceeds from the financing were used primarily to refinance BabyUniverse’s existing debt to the former owners of PoshTots, thereby enabling us to realize a negotiated $1.5 million discount of the $6.0 million note. The pre-payment and principal reduction in the note payable of $1.5 million was recognized in other income and expense as a gain on early extinguishment of debt in accordance with the accounting treatment prescribed by Accounting Principles Board Opinion (“APB”) No. 26, Early Extinguishment of Debt, and Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. BabyUniverse previously stated in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (See Note 9 to the unaudited financial statements contained therein — Subsequent Event) that, “The pre-payment and principal reduction in the note payable subsequent to June 30, 2006 will reduce BabyUniverse’s goodwill amount related to the PoshTots acquisition by $1.5 million.” This initial determination as to the proposed accounting treatment was based on limited consideration at that time of the relevant accounting pronouncements applicable to the underlying facts of this transaction. Based on subsequent review and consideration, BabyUniverse believes that SFAS No. 141, Business Combinations, is not relevant to the essential facts of this transaction.

The Senior Loan and Security Agreement between Hercules and BabyUniverse (the “Hercules Loan Agreement”) is for a term of 36 months, at an interest rate equal to the prime interest rate plus 2.35%. The Hercules Loan Agreement allows for interest-only payments for 12 months, with principal and interest payments due monthly thereafter. The interest-only period and the term of the underlying loan (the “Hercules Loan”) may be extended up to six months based on meeting certain financial tests. The Hercules Loan is secured by a perfected first priority security interest in all of BabyUniverse’s tangible and intangible assets and requires compliance with certain financial covenants, including a current ratio requirement, by which BabyUniverse must maintain a current ratio of at least .85 for the quarter ending September 30, 2006, at least .90 for the quarter ending December 31, 2006, and at least 1.0 for each subsequent calendar quarter thereafter. BabyUniverse was in compliance with all such covenants as of December 31, 2006. As of March 31, 2007, the current ratio was 0.66-to-1.00; on May 31, 2007, BabyUniverse notified Hercules that this default had been cured pursuant to the terms of the Hercules Loan Agreement.

In conjunction with the Hercules Loan Agreement, BabyUniverse issued a warrant to Hercules to purchase 91,912 shares of our common stock at an exercise price of $8.16 per share. The warrant vested immediately upon execution of the Hercules Loan Agreement and is exercisable for seven years. The fair value of the warrant as of July 11, 2006 is $333,034, and the pro-rata value of the warrant will be classified as debt discount and amortized during the 36-month term of the Hercules Loan in accordance with APB No. 14.

On December 29, 2006, BabyUniverse entered into a Loan Agreement (the “Lydian Loan Agreement”) with Lydian Private Bank, pursuant to which Lydian Private Bank provided a term loan of $2,000,000 to BabyUniverse (the “Lydian Loan”), evidenced by a Promissory Note in that principal amount dated December 29, 2006 (the “Lydian Note”). The Lydian Loan bears interest at a floating rate of interest equal to the base rate on corporate loans posted by at least 75% of the nation’s largest banks, known as the “Wall Street Journal Prime,” which interest is payable monthly beginning on February 1, 2007. The maturity date of the Lydian Loan is July 1, 2008, at which time all outstanding principal and accrued but unpaid interest thereunder must be repaid to Lydian Private Bank.

As security for the Lydian Loan, Wyndcrest BabyUniverse Holdings II, LLC, a Florida limited liability company, and Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company, each of which is controlled by John C. Textor, BabyUniverse’s Chairman and Chief Executive Officer, pledged to Lydian Private Bank shares of our common stock held by them, which shares also serve as collateral under a loan previously extended to such pledgors by Lydian Private Bank. In addition, each such pledgor and Mr. Textor have executed a guaranty of the Lydian Loan in favor of Lydian Private Bank. The Lydian Loan Agreement and the Lydian Note contain customary events of default for facilities of this type; upon the occurrence of any such event of default, Lydian Private Bank shall be entitled to all rights and remedies available to it against BabyUniverse under law and the Lydian Loan Agreement and the Lydian Note, including, without limitation, the right to accelerate and demand immediate repayment of all sums due thereunder.

Private Placement of Equity Securities

On September 22, 2006, BabyUniverse closed on $2 million in new equity financing. The equity financing was provided by affiliates of Wyndcrest Holdings, LLC, a company controlled by BabyUniverse’s Chairman of the Board and Chief Executive Officer, John C. Textor. In connection with the financing, BabyUniverse received aggregate proceeds of approximately $2 million, based on the issuance of 263,852 shares of our common stock priced at $7.58 per share, a 7.5% premium to the last reported sale price on September 22, 2006. These funds are to be used for general corporate purposes.

The shares of the common stock issued in this private placement were not registered under the Securities Act, pursuant to the exemption provided in Section 4(2)) thereof, and may not be subsequently offered or sold by investors in the United States absent registration or an applicable exemption from the registration requirements. BabyUniverse filed a Registration Statement on Form S-3 (No. 333-139712) on December 28, 2006 covering registration of the common stock acquired by the investors pursuant to the private placement. This Registration Statement became effective on January 24, 2007.

A condition to the obligation of eToys Direct to consummate the merger is that all of BabyUniverse’s indebtedness for borrowed money and fees related to the transactions contemplated by the merger agreement be paid in full prior to consummation of the merger. On June 13, 2007, BabyUniverse completed a private placement of its equity securities to certain “qualified institutional buyers” (as that term is defined in Rule 144A promulgated under the Securities Act), and one “accredited investor” (as that term is defined in Regulation D promulgated under the Securities Act), the purpose of which was to raise the funds necessary to repay all of its outstanding indebtedness and to pay its fees incurred in connection with the transactions contemplated by the merger agreement. As a result of this private placement, BabyUniverse will receive an aggregate of $10 million in gross cash proceeds, and in exchange therefor, will issue an aggregate of 1,568,450 shares of its common stock (including such shares covered by conversion rights and warrants issued to the investors therein). As to that portion of the gross cash proceeds not yet received by BabyUniverse, the investors’ obligation to purchase the underlying securities is subject only to satisfaction of specified conditions set forth in the executed definitive securities purchase agreements between the investors and BabyUniverse that are not within the control of such investors. The offering by BabyUniverse of the securities issued in this private placement is not subject to registration under the Securities Act, pursuant to the exemption contained in Section 4(2) thereof, and such securities may not be subsequently offered or sold by investors in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

BabyTV.com

In December 2006 we launched our flagship new media offering, BabyTV.com, the Internet’s first integrated television-style broadcast channel and social networking community focused on the needs of new and expectant parents. BabyTV.com is delivered through an interactive format in which the consumer can tune in to broadcast-quality live and pre-recorded streaming television, interact through live events, respond to synchronized and targeted advertisements, engage in ecommerce transactions, browse links on the Web, and participate in BabyTV.com’s community features, without ever leaving the integrated broadcast platform.

The primary goal of BabyTV.com, and our other content sites, PoshCravings.com and ePregnancy.com, is to increase revenues from advertisers. We also intend BabyTV.com to build for our ecommerce sites the kind of loyalty with consumers that can be difficult to achieve in a pure ecommerce environment and to become a valuable driver of the BabyUniverse business strategy.

BabyTV.com has already partnered with some of the premier names in parenting content providers such as acclaimed women’s media company Oxygen Media Interactive, Inc., video-on-demand pioneer Alpha Mom TV, Inc., as well as the award-winning public television series Real Savvy Moms, to bring a wealth of informative and entertaining programming to our viewers. Oxygen’s “Oh!Baby” programming contributes segments of their popular shows, with content celebrating the highs and lows of parenthood. Alpha Mom contributes a deep catalog of informative programming featuring recognized experts on important topics from pregnancy through early child development. Real Savvy Moms is a series hosted by three young mothers who share with viewers the trials and tribulations of early parenting. The BabyTV.com video library currently consists of over 350 titles.

BabyTV.com is cross-marketed to the 1.9 million monthly unique visitors of BabyUniverse-owned ecommerce properties such as BabyUniverse.com, PoshTots.com and DreamTimeBaby.com, and content properties such as PoshCravings.com and ePregnancy.com.

Amazon Content Agreement

In December 2006, we reached an agreement with Amazon.com, Inc. to provide the rich content of our Internet sites, PoshCravings.com and ePregnancy.com, to Amazon.com consumers through the Amazon Baby marketplace.ePregnancy.com, a leading resource for both the expectant mother and new moms, offers valuable expert information as well as a vibrant online community. PoshCravings.com, launched in March 2006, has become a top style and trend destination for savvy moms and moms-to-be. Both sites boast a loyal following of visitors who seek the best advice, tips and trends as well as fabulous weekly giveaways.

Amazon is the first significant strategic relationship designed to support our long-communicated plan to transform BabyUniverse from a pure ecommerce company into a balanced content, commerce and new media concern. With an audience of more than 60 million active customer accounts, Amazon presents an opportunity for national brand prominence for our PoshCravings.com and ePregnancy.com content properties.

Operational Restructuring and Reorganization

During the first quarter of 2006, we initiated a multi-faceted reorganization and restructuring plan (the “Plan”), which was essentially completed during the second quarter of 2006. The objectives of the Plan were to (1) integrate the business operations of two recent acquisitions with the BabyUniverse ecommerce business in order to achieve greater efficiency, and (2) benefit from certain business strengths and best practices of the acquired organizations. The Plan was comprised of the following specific elements:

•	Opening our new distribution center in 23,000 square feet of leased space in Las Vegas in January 2006.

•	Implementing a new warehouse management system for the Las Vegas distribution center by late March 2006.

•	Relocating DreamtimeBaby’s business operations and inventory from its Los Angeles-area headquarters to the Las Vegas distribution center by late March 2006.

•	Relocating the BabyUniverse inventory and distribution activities from its Fort Lauderdale warehouse to the Las Vegas distribution center during February 2006.

•	Restructuring the BabyUniverse ecommerce business operations by consolidating substantially all activities within the PoshTots management organization in Richmond, Virginia during May 2006.

•	Reorganizing and consolidating the senior management organization in corporate offices in Jupiter, Florida during June 2006. The corporate office houses BabyUniverse’s executive management organization and certain corporate services including strategic planning, finance, technology, logistics and new media development.

The restructuring expenses related to the Plan were accounted for pursuant to SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses exit or disposal activities including one-time involuntary employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. The total expense incurred for restructuring activities was approximately $538,000, of which $116,000 and $390,000 were recognized during the first and second quarters of 2006, respectively.

The major costs associated with implementing the Plan were as follows:

•	One-time termination benefits were provided to certain current employees that were involuntarily terminated pursuant to the Plan, which was announced in February 2006. The affected employees were required to render service through various dates to June 30, 2006 in order to receive the termination benefits. The total expense incurred for one-time termination benefits was approximately $111,000. Approximately $43,000 and $68,000 of one-time termination benefits were recognized as restructuring expenses for the first and second quarters of 2006, respectively.

•	We ceased using leased space for our offices and warehouse in Fort Lauderdale, Florida during the second quarter of 2006. We have recognized a liability of $72,752 during the quarter ended June 30, 2006, which represents the fair value of the lease costs that will continue to be incurred under the lease, net of sub-lease opportunities, for its remaining term through May 2008.

•	Other costs incurred as a result of the restructuring include costs to consolidate or close our facilities in Fort Lauderdale and Los Angeles and to relocate certain activities to the Las Vegas distribution center, to PoshTots’ headquarters in Richmond, Virginia and to our corporate office in Jupiter, Florida. The total amount of other restructuring costs was approximately $323,000, most of which was incurred and recognized as restructuring expenses in the second quarter of 2006.

BabyUniverse experienced a significant amount of temporary but duplicative salary expense during the second quarter of 2006 due to the overlapping of positions during the extended training phase of its reorganization. A total of approximately 34 positions were relocated, replaced and retrained during this reorganization, and the cost of the overlapping salary expense included in restructuring expenses during the second quarter amounted to $151,831. Most of this duplication of salary expense ended during the second quarter, and the remainder ended during the first half of the third quarter.

Current Operating Environment

Throughout this period of restructuring, reorganization and business integration that began during the first quarter of 2006, BabyUniverse experienced substantial operational difficulties. Although the nature of these problems was anticipated at the outset of the reorganization and integration projects, the extent of the operating problems was not completely foreseen. These difficulties largely resulted from the complexity of simultaneously integrating within our newly-opened Las Vegas distribution center, both (1) the DreamtimeBaby business operations and inventory from their former location in Los Angeles, and (2) the BabyUniverse inventory and fulfillment operations from Fort Lauderdale. This consolidation project was further complicated by software problems associated with the newly-introduced warehouse management system in the Las Vegas distribution center, the additional complexity of relocating the BabyUniverse call center and much of its remaining business operations to PoshTots’ Richmond headquarters, and also the relocation and consolidation of senior management and the information technology, accounting and logistics functions from former offices in Fort Lauderdale, Florida to new executive offices in Jupiter, Florida.

During the second quarter of 2006, as a result of the restructuring, reorganization and business integration, we experienced an increased incidence of delayed shipments of customer orders, a higher level of order cancellations, and an increased level of product returns and discounts. These problems continued, to a lesser degree, during the third quarter, as we continued to focus significant attention and resources on resolving the cause of the various problems. As a result, our Amazon customer feedback has improved to a satisfaction score of more than 90%, from a low point in July 2006 of less than 60%.

However, the diversion of management’s attention from more normal activities during 2006 significantly impacted our sales performance during this period. Although site traffic across the BabyUniverse.com website increased 15% and 20% in September and October, respectively, compared to the same periods in the prior year, our conversion rates were lower in those months compared to the same periods in the prior year. This was directly attributable to the reduced availability of high velocity inventory items to fulfill sales orders due to organizational and procedural issues involving inventory ordering and replenishment. Newly-appointed operations management, replenishment process reengineering, and continued training of newly-hired employees during 2006 are expected to improve inventory availability and reduce backorders prospectively.

Our operating results during 2006 also were significantly impacted by increased salary and benefits and general and administrative expenses incurred (1) to expand the platform to support our acquisition growth strategy, and (2) to pursue the recent initiatives to expand our content and new media business, which is comprised of PoshCravings.com, ePregnancy.com and BabyTV.com.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Revenue Recognition

We have adopted the SEC Staff Accounting Bulletin (“SAB”) No. 101 — Revenue Recognition, which defines that revenue is both earned and realizable when the following four conditions are met: pervasive evidence of an arrangement exists; the selling price is fixed or determinable; delivery or performance has occurred; and collectibility is reasonably assured.

Per SAB No. 104, which further clarifies SAB No. 101, if merchandise is shipped to our customers F.O.B. shipping point, title is considered to have transferred to the customer at the time the merchandise is delivered to the carrier. Our policy is to ship F.O.B. shipping point from our distribution center, third party warehouse and fulfillment center and drop ship locations, and therefore we recognize revenue at time of shipment.

We have also adopted EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as our formal guidelines for the recognition of revenue in our consolidated financial statements. All sales are completed through us and liability for product purchases is assumed by us. Therefore, we recognize the gross sales price as revenue.

Return allowances, which reduce gross sales, are estimated using historical experience.

The majority of our sales are processed through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions for credit card sales. We do not maintain an allowance for doubtful accounts because payment is typically received one to two business days after the sale is completed.

Inventory

Inventory is accounted for using the first-in first-out (“FIFO”) method, and is valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. Based on this evaluation, we adjust the carrying amount of our inventories to the lower of cost or market value.

As of March 31, 2007, and December 31, 2006, respectively, BabyUniverse had a reserve for slow moving and obsolete inventory amounting to $0 and $49,000. No inventory reserves were recorded as of December 31, 2005.

For most of our operating history, we have relied on drop ship arrangements and fulfillment partners to ship the majority of our sales orders, which minimizes our inventory levels and associated risks. Since 2004, we have increased the amount of our warehouse inventory to support a higher level of in-house fulfillment. The increased inventory levels are largely comprised of products that have a proven sales track record and a low risk of near-term obsolescence. However, with the recent emergence of this trend toward greater in-house fulfillment and increased inventory levels, the risk of inventory obsolescence has increased and there may be a need to recognize a reserve for obsolescence in the future.

Goodwill

SFAS No. 141, Business Combinations, requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets separate from goodwill. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then an analysis will be performed to compare the implied fair value with the carrying amount of goodwill. An impairment loss would be recognized in an amount equal to the difference. Fair value is generally based upon future cash flows discounted at a rate that reflects the risk involved or market-based comparables. After an impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.

Valuation of Deferred Tax Assets

We account for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our history of operating losses, expectations of future taxable income, and the carry-forward periods available to us for tax reporting purposes. Significant management judgment is required in evaluating these factors and in determining the amount of the valuation allowance to be recorded against our net deferred tax assets. For all periods presented the valuation allowance equals the total of our deferred tax assets due primarily to our history of operating losses and uncertainties related to expectations of future taxable income. The uncertainties relating to the valuation of our deferred tax assets are significant, and it is very difficult to predict when, if ever, our assessment may conclude that some or all of our deferred tax assets are realizable. In the event that actual results differ from these estimates and judgments, or we adjust these estimates in future periods, we may need to change the valuation allowance, which could materially impact our financial position and results of operations.

Stock-based Compensation

SFAS No. 123R, Share-Based Payment, is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Effective January 1, 2006, BabyUniverse adopted the recognition and reporting requirements of SFAS No. 123R, and the corresponding recognition of compensation expense is included in our consolidated financial statements for 2006.

Prior to January 1, 2006, we applied APB No. 25 and related interpretations in accounting for stock-based transactions with employees and complied with the disclosure requirements of SFAS No. 123 and No. 148. SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of net sales:

				Three Months Ended
	Year Ended December 31,			March 31
	2006	2005	2004	2007	2006

Net Sales	100.0%	100.0%	100.0%	100.0	100.0
Cost of goods sold	71.4	73.5	74.2	71.3	68.8

Gross Profit	28.6	26.5	25.8	28.7	31.2
Operating Expenses	40.9	29.2	24.2	46.6	32.4

Operating income (loss)	(12.3)	(2.7)	1.5	(17.9)	(1.2)
Other income (expense)	(1.3)	0.8	0.0	(2.5)	(0.7)
Gain on debt extinguishment	4.2	0.0	0.0	0.0	0.0

Income (loss) before income taxes	(9.4)	(2.0)	1.5	(20.4)	(1.9)
Provision (benefit) for income taxes	0.0	0.1	0.0	0.0	(0.2)

Net income (loss)	(9.4)	(2.1)	1.5	(20.4)	(2.1)

The above table may not sum due to rounding.

The following describes certain line items set forth in our consolidated statements of operations:

Gross sales.  Our gross sales relate to baby, toddler, maternity, bedding and furniture products sold through our websites, BabyUniverse.com, DreamtimeBaby.com, PoshTots.com and PoshLiving.com. The increase in gross sales from period to period is attributable to factors such as changes in our sales conversion rates, expanded product offerings, acquisitions of the DreamTimeBaby.com and PoshTots.com businesses, and the level of our advertising and commission spending. Our sales increases are a reflection primarily of increases in the volume of products shipped, rather than price increases or the introduction of new products. Shipping charges billed to customers are also included in gross sales.

Discounts and returns.  Those products that are returned from customers, or that are discounted, are charged to discounts and returns, which are subtracted from gross sales to arrive at net sales.

Cost of goods sold.  Our cost of goods sold consists of the cost of products sold to customers, inbound and outbound shipping costs and insurance on shipments.

Gross profit.  Our gross profit consists of gross sales, less discounts and returns and cost of goods sold. Our cost of goods sold consists of the cost of products sold to customers, inbound and outbound shipping costs and insurance on shipments. Our gross margin consists of gross profit divided by net sales.

Operating expenses.  Our major operating expenses consist primarily of advertising, including commissions related to our affiliate marketing program, salary and related benefit costs for our employees, and general and administrative expenses, including credit card fees and public company expenses.

Other income (expense).  Other income (expense) generally includes interest income and interest expense.

Comparison of Three Months ended March 31, 2007 to Three Months ended March 31, 2006

Gross sales.  Gross sales were $9,164,620 for the quarter ended March 31, 2007, a decrease of 8.3% from $9,997,810 for the quarter ended March 31, 2006. Our gross sales decline was attributable to a decrease in BabyUniverse.com and DreamtimeBaby.com sales of approximately $516,000 or 9.5% and $740,000 or 28%, respectively, compared to the quarter ended March 31, 2006, which were partially offset by an increase in PoshTots sales of approximately $423,000 or 21.8% as compared to the quarter ended March 31, 2006. The

BabyUniverse.com and DreamtimeBaby.com businesses continue to feel the impact of our 2006 restructuring plan and our strategic alternatives process which, combined with increasing competition in our markets, have negatively impacted gross sales. While DreamtimeBaby.com gross sales increased approximately $337,000 or 21.5% over gross sales during the quarter ended December 31, 2006, an improving trend, BabyUniverse.com gross sales declined approximately $265,000 or 5.1% when compared to the quarter ended December 31, 2006.

Discounts and returns.  Discounts and returns amounted to $626,544, or 7.3% of net sales for the quarter ended March 31, 2007, compared to $529,648, or 5.6% of net sales for the quarter ended March 31, 2006. The increase in discounts and returns is reflective of the increased competition in the pregnancy, baby, toddler and maternity marketplace.

Gross profit.  Gross profit was $2,452,543 for the quarter ended March 31, 2007, a decrease of 17.0% from $2,954,541 for the quarter ended March 31, 2006. This decrease was primarily reflective of the decline in gross sales, increased shipping costs and changes in the sales mix for BabyUniverse.com and DreamtimeBaby.com. Gross margin was 28.7% for the quarter ended March 31, 2007 compared to 31.2% for the quarter ended March 31, 2006.

Operating expenses.  Operating expenses increased to $3,977,873 for the quarter ended March 31, 2007 from $3,066,344 for the quarter ended March 31, 2006. As a percentage of net sales, operating expenses were 46.6% for the quarter ended March 31, 2007 compared to 32.4% for the quarter ended March 31, 2006. The increase in operating expenses as a percentage of net sales was primarily attributable to:

•	management salaries and salary increases to expand the infrastructure to support our new media strategy; and

•	substantially higher general and administrative expenses incurred for rent of the new PoshTots and corporate headquarters locations, increased depreciation expense as a result of the asset additions related to the new locations and increased amortization expense for capitalized website and software development costs.

Advertising expenses increased to 15.8% of net sales for the quarter ended March 31, 2007 from 10.4% for the quarter ended March 31, 2006. Most of the advertising expense increase, as a percentage of net sales, was due to the commission paid to on-line shopping affiliates such as Amazon.com, Shopping.com and Buy.com.

Other income (expense).  Other expense, net, was $218,350 for the quarter ended March 31, 2007 compared to other expense, net, of $63,918 for the quarter ended March 31, 2006. Included in the quarter ended March 31, 2007 was interest expense of $249,579 associated with the notes payable to our institutional lenders.

Net income (loss).  The net loss for the quarter ended March 31, 2007 was $1,743,680, or ($0.31) per diluted share, compared to a net loss of $196,721, or ($0.04) per diluted share for the quarter ended March 31, 2006.

Comparison of Year ended December 31, 2006 to Year ended December 31, 2005

The operational difficulties and their impact on our performance during 2006 relating to the restructuring, reorganization and business integration initiatives undertaken by BabyUniverse are described above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BabyUniverse — Recent Developments — Operational Restructuring and Reorganization”, and “— Current Operating Environment”.

Gross sales.  Gross sales increased 54.3% to $37.8 million for 2006 from $24.5 million last year. The most significant driver of our increase in gross sales was the consolidation of operating results of the businesses of DreamtimeBaby and PoshTots as of their September 13, 2005 and January 13, 2006 acquisition dates, respectively.

Discounts and returns.  Discounts and returns amounted to $2.21 million, or 5.9% of gross sales for 2006, compared to $.81 million, or 3.3% of gross sales, for 2005.

Gross profit.  Gross profit increased 61.9% to $10.2 million for 2006 from $6.3 million for 2005, and the increase primarily reflected the inclusion in 2006 of the operating results of the DreamtimeBaby and PoshTots acquisitions. The consolidated gross margin increased to 28.5% for 2006 compared to 26.5% for 2005. Most of the consolidated gross margin improvement reflected the benefit of the higher gross margin for the PoshTots brand, which exceeded 43% during 2006. Our gross profit in the fourth quarter of 2006 was negatively impacted by certain factors related to BabyUniverse’s strategic alternatives process, including the suspension of certain cost saving and operating initiatives and high turnover of key operations and management personnel.

Operating expenses.  Operating expenses increased to $14.6 million for 2006 from $6.9 million for 2005. As a percentage of net sales, operating expenses were 40.9% for 2006 compared to 29.2% for 2005. The increase in operating expenses as a percentage of net sales was primarily attributable to:

•	restructuring expenses during the first and second quarter of 2006 of approximately $506,000 to open our new distribution center and to integrate the recent acquisitions of the businesses of DreamtimeBaby and PoshTots with the BabyUniverse ecommerce business,

•	increased management salaries and technology-related depreciation expenses to expand the infrastructure to support our acquisition strategy, as well as the development of our content and new media business,

•	increased general and administrative expenses incurred as a result of our becoming a public company in August 2005, including increased expenses for insurance, legal, accounting and investor relations,

•	increased rent expense associated with the newly-developed Las Vegas distribution center, as well as office relocations and expansions for the PoshTots headquarters in Richmond, Virginia and our headquarters in Jupiter, Florida, and

•	share-based compensation of $232,048, resulting from the adoption of SFAS No. 123(R), Share-Based Payment, effective January 1, 2006.

Advertising expenses improved to 13.1% of net sales for 2006 from 14.7% for 2005. The advertising expense improvement, as a percentage of net sales, was due to the substantially lower rate of advertising spending inherent in the DreamtimeBaby and PoshTots business models.

Other income (expense).  Other income, net, was $1,047,688 for 2006 compared to $177,823 for 2005. Included in 2006 was a $1.5 million gain from extinguishment of debt (See Note 8 to our Consolidated Financial Statements — Notes and Capital Lease Payables), as well as $155,701 of interest income earned on cash and cash equivalents. These amounts were partially offset by $608,013 of interest expense for 2006.

Income taxes.  There was no provision for income taxes for 2006 or 2005. We had net operating loss carry forwards of approximately $6,900,000 at December 31, 2006, which will expire in various years through 2026. We recorded a valuation allowance which fully offset the deferred tax benefit of the net operating loss carry forwards.

Net loss.  The net loss for 2006 was $3,343,700, or ($.62) per diluted share, compared to a net loss of $492,297, or ($.13) per diluted share for 2005.

Comparison of Year ended December 31, 2005 to Year ended December 31, 2004

Gross sales.  Gross sales increased 66% to $24.5 million for 2005 from $14.8 million for 2004. The increase in gross sales was due to several factors: increased web traffic resulting from higher levels of advertising to promote the BabyUniverse brand, an increase in our sales conversion rate and certain free shipping promotions. Our gross sales also increased due to the consolidation of DreamtimeBaby gross sales since September 13, 2005. We also believe that one of the key drivers of the growth of our sales was the transition of purchases made by women through traditional outlets to purchases made over the Internet. This trend has been reported by market research firms including eMarketer, Inc. and Forrester Research.

Discounts and returns.  Discounts and returns decreased to 3.4% of net sales for 2005 from 3.6% of net sales for 2004.

Gross profit.  Gross profit increased 70.5% to $6.3 million for 2005 from $3.7 million for 2004. The increase in gross profit resulted from higher sales volumes. Gross margin improved to 26.5% for 2005 compared to 25.8% for 2004. In fact, our gross margin consistently improved every quarter in 2005, from a low of 23.0% in the first quarter to 30.1% in the fourth quarter.

Several important factors led to our improved gross margin performance throughout 2005. First during August, our largest vendor adopted a minimum Internet pricing policy, and this contributed to gross margin improvement for the last two quarters of the year. Secondly, our overall shipping costs benefited from economies of scale, despite higher gasoline surcharges. The third factor contributing to our gross margin improvement was the increasing percentage of our sales that were shipped from inventory, rather than from drop shippers. This percentage stood at about 50% as of December 2005 and grew consistently since the beginning of 2005, when it was approximately 30%. The final factor positively affecting our overall gross margin in 2005 was the consolidated benefit of higher gross margins in the range of 35% from the DreamtimeBaby acquisition.

Operating expenses.  Operating expenses more than doubled to $6.9 million for 2005 from $3.5 million for 2004. As a percentage of net sales, operating expenses were 29.3% for 2005 compared to 24.3% for 2004. The increase in operating expenses as a percentage of net sales was almost entirely the result of additional infrastructure costs to support our acquisition strategy, as well as substantially higher general and administrative expenses incurred as a result of our becoming a public company in August 2005.

To a lesser extent, the increase in operating expenses was due to increased advertising and commission expenses, which, as a percentage of sales, increased to 14.7% for 2005 from 13.5% for 2004. These expenses were incurred in an effort to continue to rapidly build awareness of the BabyUniverse brand, drive net sales growth and gain market share as rapidly as possible in the highly fragmented and competitive market segment for the online sales of baby-related products.

Other income (expense).  Other income, net, was $177,823 for 2005 compared to $1,204 for 2004, due to interest income earned on the net proceeds of our initial public offering of common stock in August 2005.

Income taxes.  We had net operating loss carry forwards of $3,004,520 at December 31, 2005 which will expire in various years through 2025. Our net operating loss carry forwards at December 31, 2004 were $2,229,588. We recorded a valuation allowance which fully offset the deferred tax benefit of the net operating loss carry forwards for 2005 and 2004.

Net income (loss).  The net loss for the full year 2005 was ($492,297), or ($0.13) per diluted share, compared to net income of $221,061, or $0.07 per diluted share for 2004. The most significant factor in this 2005 net loss was the approximately $591,000 investment in acquisition infrastructure and public company costs that we incurred during 2005.

Effect of Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect adoption of SFAS No. 155 to have a material impact, if any, on our financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

a. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

b. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c. Permits an entity to choose either the amortization method or the fair value measurement method for subsequent measurement for each class of separately recognized servicing assets and liabilities.

d. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement No. 115.

e. Requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the statement of financial position and additional disclosures.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. The adoption of this Statement is not expected to have a material impact on our consolidated financial statements.

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation), to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the first quarter of our fiscal year 2007). We do not expect the adoption of EITF 06-3 will have a material impact on our consolidated results of operations, financial position or cash flow.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. Management does not expect adoption of Interpretation No. 48 to have a material impact, if any, on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines the fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that a company has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating the impact SFAS No. 157 may have on our consolidated financial condition or results of operations.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We are currently evaluating the impact SAB No. 108 may have on our consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. Management does not expect adoption of SFAS No. 158 to have a material impact, if any, on our consolidated financial position or results of operations.

Liquidity and Capital Resources

Sources of funds and Liquidity.  Since inception, we have funded our operations through the sale of equity securities and convertible indebtedness, and cash generated from operations. The significant components of our working capital are inventory and liquid assets such as cash and cash equivalents. As of December 31, 2005, our working capital was $8.7 million, which resulted primarily from the proceeds of our initial public offering of common stock in August 2005. As of December 31, 2006 we had negative working capital of approximately $44,000. The decline in working capital is primarily attributable to investing activities, described below under “Uses of funds”.

Net cash provided by financing activities for 2006 was approximately $4.0 million, and was primarily attributable to the debt and equity transactions described below. Net cash provided by financing activities for 2005 was $16.5 million, and was primarily attributable to BabyUniverse’s initial public offering of common stock in August, 2005.

During 2006, we completed the following debt and equity transactions to refinance existing debt and to raise funds for general corporate purposes:

•	On July 11, 2006, BabyUniverse completed a $5.0 million debt financing transaction with Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC), a leading specialty finance company providing venture capital and private equity-backed technology and life science companies with debt and equity growth capital. Proceeds from the financing were used primarily to refinance BabyUniverse’s existing debt. (See Note 8 to our Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005 and 2004 — Notes and Capital Lease Payables.) As a condition to the consummation of the merger, this debt will be repaid in full. See “Recent Developments — Private Placement of Equity Securities”.

•	On September 22, 2006, BabyUniverse closed on $2 million in new equity financing. The chairman and financing was provided by affiliates of Wyndcrest Holdings, LLC, a company controlled by our Chairman and Chief Executive Officer, John C. Textor. In connection with the financing, BabyUniverse received aggregate proceeds of approximately $2 million, based on the issuance of 263,852 shares of common stock priced at $7.58 per share, a 7.5% premium to the last reported sale price on September 22, 2006. These funds are to be used for general corporate purposes. (See Note 17 to our Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005 and 2004 — Transactions With Related Parties.)

•	On December 29, 2006, BabyUniverse entered into a Loan Agreement with Lydian Private Bank, pursuant to which Lydian Private Bank provided a term loan of $2,000,000 to BabyUniverse (the “Lydian Loan”), evidenced by a Promissory Note in that principal amount dated December 29, 2006. The Lydian Loan bears interest at a floating rate of interest equal to the base rate on corporate loans posted by at least 75% of the nation’s largest banks, known as the “Wall Street Journal Prime,” which interest is payable monthly beginning on February 1, 2007. The maturity date of the Lydian Loan is July 1, 2008, at which time all outstanding principal and accrued but unpaid interest thereunder must be repaid to Lydian Private Bank. (See Note 17 to our Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005 and 2004 — Transactions with Related Parties.) As a condition to the consummation of the merger, this debt will be repaid in full. See “Recent Developments — Private Placement of Equity Securities”.

As of March 31, 2007, we had negative working capital of $2,164,482. On May 15, 2007, we informed Hercules Technology Growth Capital, Inc. (Hercules) that we were in default of Section 7.2 of our Senior Loan and Security Agreement with Hercules, for failure to maintain a working capital ratio of 1.0 as of March 31, 2007. Under the Senior Loan and Security Agreement, we had a period of 45 days from the date of our notice to Hercules to complete an equity financing resulting in the cure of the default.

On May 29, 2007, we raised in connection with the private placement an aggregate of $2,500,000 in gross cash proceeds from certain investors who in consideration thereof received an aggregate of 317,259 shares of our Series A Convertible Preferred Stock and warrants to purchase an aggregate of 79,316 shares of our common stock. On May 31, 2007, we advised Hercules that this equity financing was sufficient to cure our working capital shortfall under our agreement with Hercules as of March 31, 2007.

Uses of funds.  Net cash used in operating activities for 2006 was $2,947,671, compared to net cash used by operating activities of $22,312 for 2005. The increase in cash used in operating activities was primarily due to the net loss in 2006 of $3,343,700 including a non-cash gain of $1,500,000 on extinguishment of debt, compared to a net loss in 2005 of $492,297. Net cash used by operating activities was $2,045,418 for the quarter ended March 31, 2007, compared to net cash provided by operating activities of $264,996 for the quarter ended March 31, 2006. The decrease in cash provided by operating activities was primarily due to the net loss for the quarter plus an increase in prepaid expenses and a decrease in accounts payable and accrued liabilities.

Net cash used in investing activities for 2006 was approximately $7.5 million and was primarily related to the acquisition of PoshTots ($6.0 million), and to a lesser extent, capital expenditures ($1.6 million) associated with our business restructuring and integration, as well as enhancements to our technology system infrastructure. Net cash used in investing activities was $208,716 for the quarter ended March 31, 2007 and was primarily related to capital expenditures associated with enhancing our technology system infrastructure and our BabyTV.com new media offering.

On June 23, 2006, BabyUniverse’s credit card merchant agreement for its DreamtimeBaby business was unilaterally terminated by the processing company and funding bank, due to a recent increase in the volume of customer refunds and chargebacks. The unilateral termination of the merchant agreement was not confirmed to BabyUniverse until July 18, 2006, despite repeated attempts by BabyUniverse to clarify the then-existing situation. When confirmation of the termination was verbally received on July 18, 2006, BabyUniverse established a new credit card processing and funding account for its DreamtimeBaby business through another of its existing credit card processing agreements. In conjunction with termination of the agreement, and pursuant to rights based on its sole discretion, the funding bank unilaterally established a reserve account by withholding funding to BabyUniverse of credit card proceeds from June 23 until July 18, 2006. The resulting reserve account balance was $371,000.

BabyUniverse negotiated the release of $270,000 of this reserve in December 2006 and another $90,000 was released to BabyUniverse in February 2007.

The proceeds from our initial public offering in August 2005 had been sufficient to fund our acquisitions and operational requirements through early 2006. We then secured the additional debt and equity financings described above in order to fund a repayment of our debt, as well as to provide additional working capital for general corporate purposes. We are currently evaluating a number of funding alternatives. It is possible that we could be required, or could elect, to seek additional funding through an equity or debt financing in the future, in order to fund strategic alternatives or our working capital or operational requirements, or to refinance our existing indebtedness. In addition, pursuant to the terms of the merger agreement, it is a condition to the closing of the merger that our then-existing indebtedness (including the amount of our fees relating to transactions contemplated by the merger agreement) be repaid from the proceeds of an equity financing to be conducted by us after the date on which the merger agreement was executed. We believe that the net proceeds to BabyUniverse from the private placement completed by us on June 13, 2007 will be sufficient to pay this indebtedness.

As of March 31, 2007, we had no material commitments for capital expenditures.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2007 and the expected effect on liquidity and cash flows:

			2008	2011
			through	through
	Total	2007	2010	2012	After 2012

Operating leases	$2,998,733	$496,341	$1,768,305	$629,475	104,612
Capital leases	26,138	5,736	13,713	6,690	0
Notes Payable	7,000,000	836,062	6,163,938	0	0

Capital leases consist of warehouse equipment with capitalized amounts of $39,727 as of March 31, 2007 and 2006.

Off-Balance Sheet Arrangements

We do not have or engage in any off-balance sheet arrangements.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Outstanding Stock Options

As of December 31, 2006, we had 236,248 options to purchase common shares outstanding, of which 113,082 are fully vested. The vested and unvested options have weighted average exercise prices of $4.22 and $8.68, respectively.

On October 1, 2004, we granted options to purchase 156,372 shares of common stock at an exercise price of $1.27 per share. We based the fair market valuation at that time on the market multiple and discounted cash flow approaches, coupled with the fact that we had not yet become profitable on a full year basis. While we believed that our business plan for organic growth was sound, we recognized that our opportunities to generate liquidity were relatively scarce and we had not yet been successful in attracting a credible investment bank in the pursuit of strategic alternatives. Our valuation was later confirmed by an independent appraisal that was obtained retrospectively in the second quarter of 2005.

On January 18, 2005, we granted additional options to purchase 52,124 shares of common stock at an exercise price of $6.25 per share. The $6.25 exercise price, which represented a significant increase from the October 1, 2004 fair market valuation, was based on the market multiple and discounted cash flow approaches, coupled with several significant developments. First, we had become profitable on a full-year basis for the first time in 2004. Second, we had adopted an expanded business plan, which would use strategic acquisitions to complement our organic growth initiatives. Third, our board of directors and management team had been expanded and strengthened to include a diverse group of business leaders who had significant experience in the financial, technology and retail sectors, with a particular emphasis on working for and with companies engaged in substantial acquisitions programs. These developments resulted in an increased interest from investment banks seeking to represent us in pursuing strategic alternatives and caused us to significantly adjust the fair market valuation of our company. Management chose not to seek an independent appraisal at this time, due to the referenced significant factors and preliminary discussions with investment banks regarding the value of our company.

On January 13, 2006, we granted options to purchase 50,000 shares of our common stock to officers of Posh Tots, LLC in connection with our purchase of the assets of Posh Tots, LLC. These options bore an exercise price of $8.10 per share, the last reported sale price of our common stock on the American Stock Exchange on the date of the grant, vested over a two year period and expire after 25 months. Subsequent to January 13, 2006, options to purchase 30,000 of these shares were cancelled in connection with one such officer’s termination of employment with BabyUniverse.

On January 13, 2006, we granted options to purchase 75,000 shares of our common stock to employees of Posh Tots, LLC in connection with our purchase of the assets of Posh Tots, LLC. These options bore an exercise price of $8.10 per share, the last reported sale price of our common stock on the American Stock Exchange on the date of the grant, vested over a three year period and expire after 37 months. Subsequent to January 13, 2006, options to purchase 15,000 of these shares were cancelled in connection with three such employees’ termination of employment with BabyUniverse.

On April 3, 2006, BabyUniverse granted options to purchase 50,000 shares of our common stock to a key employee involved in the development and implementation of the BabyTV new media concept. These options bear an exercise price of $9.86 per share, the last reported sale price of the common stock on The Nasdaq Capital Market on the date of the grant, vest quarterly over a three year period and expire after 36 months.

On November 16, 2006, BabyUniverse granted options to purchase 2,000 shares of our common stock, to an employee. These options bear an exercise price of $6.84 per share, the last reported sale price of the common stock on The Nasdaq Capital Market on the date of the grant, 25% of which vested immediately, with the remainder vesting over two years. These options expire in 25 months.

On December 11, 2006, BabyUniverse granted 25,000 restricted shares of our common stock to an employee. These restricted shares vest over a four year period.

In February 2007, BabyUniverse granted options to purchase up to 50,000 shares of BabyUniverse’s common stock with an exercise price of $6.16 in exchange for the rights to broadcast certain content on BabyTV.com for a period of 18 months. The options vest 50% in two months with the remaining 50% vesting in equal monthly amounts over a 16 month period and expire in 30 months. During the quarter ended March 31, 2007, options to purchase 15,000 shares of BabyUniverse’s common stock were forfeited by former employees.

BABYUNIVERSE QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash balance as of March 31, 2007 was held in an overnight sweep account.

INFORMATION REGARDING ETOYS DIRECT’S BUSINESS

References to “we”, “us” and “our” under this caption refer to eToys Direct.

Overview

eToys Direct is a leading online retailer of toys, video games, electronics, party goods, movies, videos and baby products. We offer an extensive selection of products through our online store and catalogs. We strive to maintain the highest standards for product selection, quality and value, gift delivery and customer service, in an effort to provide our customers and the recipients of our products the best possible gift experience.

Our business primarily consists of (i) the retail sale of a wide range of popular brand name toys and children’s products, including, among others, video games, learning toys, costumes, party goods, computer software, books, child-oriented and appropriate electronics, kid’s room decor and baby products and (ii) the design, assembly and sale of our custom personalized dolls handcrafted to resemble a customer’s child, including eye color, skin tone and hair length, texture and color, as well as matching clothing, furniture and accessories.

Our retail toy product sales occur primarily through our online stores and the online stores of major national retailers with whom we have developed strategic relationships. We own and operate eToys.com (www.etoys.com) and we operate KBtoys.com (www.kbtoys.com) under a long-term licensing agreement with KB Holdings LLC. Through these online stores, customers can search for gifts by product category, recipient age and gender, character, brand and price point. The online stores generally feature approximately 20,000 products, increasing to approximately 24,000 products during the holiday shopping season. In addition, through our online stores, our customers can register for newsletters, create wish lists, order cards and wrapping for their gifts, sign up to receive birthday reminders, view their order status and order history and, in the case of eToys.com, request a catalog. We also distribute our annual full-color holiday catalog three times during the fall season, which features the best of our retail toy assortment, with approximately 1,200 products. The catalogs also serve as the primary direct marketing channel and advertising vehicle for our online stores. During fiscal 2006, we mailed approximately 3.3 million toy product catalogs. We have also established strategic retail relationships with the online stores of major national retailers, such as Amazon, Buy.com, Kmart, Macys, QVC and Sears. These arrangements enable us to offer our products to a wide consumer base that accesses these popular and heavily trafficked online sites in exchange for a percentage of the sales revenue generated through the websites, which varies based on volume and product selection.

Our custom personalized dolls are sold through our online store MyTwinn.com (www.mytwinn.com), which we own and operate, and through our My Twinn catalogs. We offer several different types of dolls and a wide range of matching clothing, furniture and accessories both through our online store and our catalogs, and customers can search for their custom doll product by product category, clothing, furniture or accessory type or collection. In addition, through our online store, our customers can register for newsletters, sign up to receive email promotions and birthday reminders, view their order status and order history, order cards and wrapping for their gifts and request a catalog. In fiscal 2006, approximately 71% of our customer orders for custom personalized dolls and related accessories were placed online with the remainder placed through our catalog call center. Our My Twinn catalog is published and distributed several times a year. During fiscal 2006, we mailed approximately 5.6 million My Twinn catalogs.

eToys Direct, Inc. was formed in April 2004 when the management of the online subsidiary of KB Toys, Inc. and D. E. Shaw Laminar Portfolios, L.L.C. acquired the assets of KB Online Holdings, LLC. Our principal executive offices are located at 1099 18th Street, Suite 1800, Denver, CO 80202 and our telephone number is (303) 228-9000.

Our Strategy

We currently intend to focus on implementing the following strategies:

Grow eToys Direct and My Twinn Brands.  By offering a wide selection of popular brand-name toys, children’s products and related accessories by means of an efficient and user friendly online shopping experience together with loyalty and reward programs and multiple catalog mailings, our goal is to become the primary online shopping destination for gifts for children, from babies to young adults. We plan to continuously expand the range and selection of our product lines and introduce new products to keep pace with changing customer preferences and tastes as well as expand our advertising, marketing and distribution channels through strategic retail relationships with established online shopping sites and increased distribution of our catalogs.

Lever our Fulfillment and Technology Infrastructure.  We plan to expand our current business and strategic retail partner relationships by leveraging our current fulfillment and technology infrastructure. Our multi-channel fulfillment and technology platforms offer the flexibility and scalability for continued growth. With the capacity to process a total of 150,000-180,000 units a day, our fulfillment center can accommodate significant growth in our holiday business without impacting processing times. The eToys.com technology platform is designed to accommodate multiple web sites and sales volume while supporting the unique functional requirements of each sales channel.

Increase Number of Strategic Retail Partners.  We plan to increase our sales by selling products to established retailers that do not currently offer toys or children products and by expanding our strategic partner relationships with retailers that currently offer a limited selection of toys and children’s products. We are able to offer these retail companies the opportunity to attract new customers and drive incremental revenue with a robust toy department without the need to incur additional overhead costs or inventory risk.

Improve Marketing Efficiency.  We plan to increase our focus on generating repeat purchases from existing customers by introducing new website features and product categories and expanding our email campaigns and catalog mailings to existing customers. We plan to expand our affiliate network and our online advertising relationships with portals and search engines, and to continuously analyze the effectiveness of the key words we purchase from these portals and search engines, in order to attract new customers. We plan to expand the circulation of our catalogs by growing our customer base and by obtaining targeted lists of prospective customers. We believe that catalog marketing is one of our most effective tools to market our products and to build brand awareness.

Our Products

Toys and Child-Related Products.  The online sale of brand name toys and child-related products through our eToys.com and KBtoys.com (which we operate under a licensing agreement with KB Holdings, LLC) online stores and through our strategic retail partner relationships comprise our core business. The eToys.com web site offers a wide selection of nationally advertised toys with a special emphasis on learning toys and specialty items. The site features a Learning Toys department, with top systems from Fisher-Price, LeapFrog and Vtech. Additional departments include: Toys and Games, Kid’s Room Décor, Baby, Party Supplies, Video Games, Electronics, Movies and Videos and PC Software. We also add rotating departments on a seasonal basis, which include Halloween costumes and accessories and popular holiday specific toys. The site features more than 149,000 customer product reviews as of March 21, 2007, offering shoppers independent feedback from other shoppers. The site also features a gift finder within the gift center, a Wish List, an interactive video game system builder, online order tracking and a question-and-answer based help section. During peak holiday season in 2006 (September through December), we offered more than 24,000 products on the eToys.com web site, representing hundreds of brands. We began offering a small assortment of proprietary products in 2006, including wooden toys and baby dolls. We intend to expand the assortment of proprietary toy items in calendar 2007.

We also operate the KBtoys.com web site under a long-term licensing agreement with KB Holdings, LLC. The eToys.com and KBtoys.com sites run on the same platform, use the same search technology and offer many of the same products and features. The site highlights sales, values and special offers. Department pages on KBtoys.com offer a mix of weekly promotions and brand features.

My Twinn Personalized Doll.  Through our My Twinn proprietary doll business, we sell our highly distinctive My Twinn personalized dolls created by our in-house artisans to resemble a customer’s child. The My Twinn dolls are the only such fully customized dolls available in the marketplace. Each doll is lifelike and unique, built specifically to match our customer’s child, including eye color, skin tone and hair length, texture and color. Our artisans create the doll based on customer-provided information and up to three photos, which can be provided and uploaded online. Along with the custom doll, we also offer a range of matching girl-and-doll clothing, furniture and accessories, as well as the My Twinn Doll Hospital, a doll repair service offering cleaning, limb replacement and full heirloom restoration. The My Twinn online store (www.mytwinn.com) offers a full range of dolls, clothing and accessories along with gift ideas. We hold several patents related to the My Twinn personalized doll and all of the related products and accessories are proprietary. Our My Twinn products are available only through the My Twinn catalog, the My Twinn web site and QVC.

Merchandising and Sourcing

Our merchandising group meets regularly with vendors to review product opportunities, product quality and customer feedback. We then place and manage the ordering and shipment of these products from manufacturers and wholesalers. Most of the products that we sell are manufactured overseas. We do not have long-term arrangements with any vendor, manufacturer or distributor that would guarantee the availability of products. If we fail to obtain sufficient quantities of inventory, it would have a harmful effect on our business, financial condition and results of operations. For a discussion of these and other risks related to our fulfillment and distribution operations, see “Risk Factors Relating to eToys Direct.”

Further, in recent years, U.S. companies have been subject to port strikes, which delayed the delivery of goods. These delays could harm our business. If we are unable for any reason to provide our customers with continued access to adequate levels of appealing products that meet our quality standards, our operating results would be harmed. We cannot predict whether any of the countries in which our merchandise currently is manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and other foreign governments or what the likely effect of such restrictions could be. Trade restrictions, including increased tariffs or quotas, embargoes, and customs restrictions, against items that we offer or intend to offer to our customers, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of items available to us and adversely affect our business, financial condition and results of operations. Our sourcing operations also may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, significant fluctuation in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds and/or other trade disruptions. For a discussion of these and other risks related to our merchandising and sourcing operations, please see “Risk Factors Relating to eToys Direct.”

Marketing

Our marketing efforts principally focus on a portfolio of online channels, catalog circulation and targeted emails to existing customers. Our online marketing consists of contractual relationships with affiliate programs such as LinkShare Affiliate Network, popular search engines like Google, Yahoo and MSN Search, advertising on web portals such as AOL, MSN and Yahoo, shopping sites such as Froogle, Gifts.com, Shopping.com and Shopzilla and loyalty programs with providers such as American Express, Discover and Visa. We also circulate a number of different catalogs, which we view as an important advertising tool for our online stores and as a means to drive an increased number of customers and prospective customers online to make purchases at higher-than-average order amounts. In fiscal 2006, our eToys Direct Holiday Catalog and eToys Direct Birthday Catalog had a total circulation of approximately 3.3 million copies and our My Twinn catalogs had a total circulation of approximately 5.6 million copies. We have also established direct e-mail programs and newsletters to update our current customers on sales, special offers, limited-time promotions and new product lines and to remind them of upcoming birthdays in an effort to encourage repeat purchases and customer retention.

Currently, we believe the increase in commerce over the Internet will continue for the foreseeable future. However, if consumers are unwilling or unable to use the Internet to purchase retail products due to infrastructure problems, security concerns or otherwise, our business would be harmed. In addition, our competitors have increased their use of online marketing campaigns, and the cost of online marketing programs has increased. Moreover, software programs that block certain email marketing campaigns have gained in popularity with individuals. The federal government and certain states have enacted legislation specifically prohibiting or placing significant restrictions on email marketing campaigns. These trends could negatively impact our ability to market to customers through online marketing campaigns, which could harm our business. For discussion of these and other risks related to our marketing operations, see “Risk Factors Relating to eToys Direct.”

Fulfillment and Distribution

We strive to service our customers and our partners’ customers with the most cost-effective and service-efficient shipping solutions. When customers place orders through eToys.com, KBtoys.com, My Twinn or the online stores of our strategic retail partners, they are fulfilled directly from our Virginia warehouses or via a drop ship arrangement.

We lease and operate a warehouse and fulfillment facility in Blairs, Virginia, with approximately 660,000 square feet of workspace. We hold our inventory at this facility and ship most of our merchandise directly from this facility to our customers. Additionally, we have a 150,000-square-foot facility in nearby Danville, Virginia used primarily for ship-alone items and for off-site storage. Customer orders are downloaded to the fulfillment center after they have been approved for shipment. Orders are then filled and audited for accuracy and quality before final processing. Product assembly and personalization for our My Twinn personalized dolls is also performed at our fulfillment center. We have relationships with 23 third-party drop shippers who fulfilled 9% of all customer orders in the fiscal year ended February 3, 2007. The drop ship arrangement is virtually transparent from the customer’s perspective and drop shippers include an eToys Direct, KB Toys or partner-branded packing slip in all outbound orders.

Order fulfillment and distribution is a complex process. If we fail to manage successfully our fulfillment and distribution operations, our business would be affected adversely. For a description of risks related to fulfillment and distribution, see “Risk Factors Relating to eToys Direct.”

Customer Service

Our customer service centers are located in Denver, Colorado and Blairs, Virginia. We are committed to providing our customers with courteous, knowledgeable, prompt and efficient service. Our customer service group provides personal attention to customers who call toll free or send emails to inquire about products or, in the case of our My Twinn custom doll business, place orders. Our customer service group is also responsible for addressing customer concerns promptly in an attempt to achieve the customer’s complete satisfaction. We seek to provide a superior customer experience.

We seek to hire and retain qualified customer service representatives and train them thoroughly. Training for customer service representatives focuses primarily on acquiring a working knowledge of our online stores and of developing an understanding of our high customer service standards. During the holiday season, we supplement our core customer service team with additional temporary representatives. All seasonal customer service representatives are certified after an intensive training course.

Our eToys.com and KBtoys.com sites are registered with the BBBOnline (Better Business Bureau Online) Reliability Program and prominently display current BizRate.com “Customer Certified” Store Ratings with links to current customer reviews of our web sites. Additionally, Forbes named eToys.com its “Forbes Favorite” toy web site in the magazine’s 2005 best of the web series.

Our customer service operations are subject to a number of risks, including disruptions due to power outages, telecommunications or computer system failures, natural disasters and other catastrophic events or an inability to maintain proper levels of competent staffing, the occurrence of any of which could seriously harm our operations. For a description of these and other risks related to our customer service operations, see “Risk Factors Relating to eToys Direct.”

Competition

We operate in a highly competitive environment. We principally compete with a variety of big box discount stores, online retailers, specialty retailers and other catalog merchants that offer products similar to or the same as our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net revenues and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost.

We currently or potentially compete with a variety of other companies, including other online shopping sites that include children’s and baby products as part of their product offerings, such as Amazon.com, ebay.com and Overstock.com. We also compete with traditional store-based toy, children’s and baby product retailers such as Toy R Us, Wal-Mart and Target. Most of the traditional store-based competitors also offer their products online. Additionally, some manufacturers of children’s and baby products currently sell some of their products directly online. Competition is principally based on product variety, quality and availability, price, convenience, advertising and promotion, customer support and service. Some of our competitors may have greater financial resources, lower merchandise acquisition costs, and lower operating expenses than our company.

Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children’s toys, video games, software, videos and music products. Many of our traditional store-based, catalog-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established and well-financed entities may establish more robust online sales operations in the future. Our competitors may be able to secure products from vendors on more favorable terms, provide popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

Increased competition and lessening of brand loyalty is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. In addition, the children’s products industries, including toys, video games, software, video, books, music and baby-oriented products, are intensely competitive. For a description of these and other risks related to competition, see “Risk Factors Relating to eToys Direct.”

Seasonality

Our business is highly seasonal, reflecting the general patterns of peak sales for the retail industry during the holiday shopping season. Historically, a substantial portion of our net revenues occur during our fourth fiscal quarter ending around January 31. For the fiscal year ended February 3, 2007, approximately 74% of our net sales occurred in our fourth fiscal quarter. We generally experience lower net revenues during the first, second and third fiscal quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. In anticipation of increased sales activity during the fourth fiscal quarter, we incur significant additional expenses, including significantly higher inventory and staffing costs.

We continually expand our product mix and test new marketing strategies to even out the seasonality of our traditional businesses. In 2004, we began a birthday marketing campaign for the eToys.com and KBtoys.com web sites, offering a birthday reminder e-mail service sign-up during the checkout process. Customers who subscribe receive an age specific e-mail reminder six, four and two weeks before the birthday. In 2005, we added new departments featuring party goods, books and Halloween costumes. The My Twinn business also offers e-mail birthday reminders and provides a birthday discount in its spring and holiday catalogs to our most loyal customers. My Twinn re-markets to doll buyers, with a late holiday catalog highlighting add-on purchases and e-mail newsletters focused on matching clothing and accessories.

Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly. In addition, similar to many retailers, we make merchandising and inventory decisions for the holiday season well in advance of the holiday selling season. Accordingly, unfavorable economic conditions or deviations from projected demand for products during the fourth fiscal quarter could have a material adverse effect on our business, financial condition or results of operations for the entire fiscal year. For a discussion of these and other risks related to the seasonality of our business, see “Risk Factors Relating to eToys Direct.”

Intellectual Property and Proprietary Rights

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property as critical to our success. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include copyright, trademark and trade secret laws and confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. “eToys”, “My Twinn” and certain other trademarks for our business either have been registered or registration applications are pending with the United States Patent and Trademark Office and with certain foreign registries. Effective intellectual property protection may not be available in every country in which our products and services are made or will be made available online. If we are unable to protect or preserve the value of our intellectual property for any reason, our business would be harmed.

Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by us or licensed from other parties. In addition, third parties may claim that the sale of one or more of our product offerings infringes their intellectual property rights. Any such claim could be time consuming, result in costly litigation, cause us to discontinue use of a particular technology or the availability of a particular product, or require us to pay monetary damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could materially adversely affect our business, operating results and financial condition. For a discussion of risks related to intellectual property, see “Risk Factors Relating to eToys Direct.”

Government Regulation

All of our services are subject to federal and state consumer protection laws including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. In addition, new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements. For a discussion of risks related to government regulation, see “Risk Factors Relating to eToys Direct.”

Information Technology and Systems

We use an internally developed web site and customer service platform to support our ecommerce and catalog businesses. The platform consists of both proprietary and commercially licensed technologies. We are continually making modifications to our overall technology infrastructure in an effort to improve the customer’s shopping experience and our order fulfillment capabilities. Currently, we license software from Endeca for web site search and guided navigation, WebSideStory for web analytics, Akamai for distributed content caching and Oracle 9i and 10g databases for data management. We use Oracle Applications 11i for purchasing, order management, finance and other enterprise resource planning functions. Manhattan Associates’ Warehouse Management system supports internal distribution and fulfillment operations. All business critical production systems are hosted at a co-location facility in suburban Denver provided by Viawest.

We rely on technologies and other intellectual property that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, operating results and financial condition. For a discussion of risks related to intellectual property, see “Risk Factors Relating to eToys Direct.”

A data center at our downtown Denver headquarters is used for development and testing environments, corporate e-mail and file share systems, and data redundancy. Data is stored in databases that run on redundant servers and storage arrays. We also have standby servers that can provide additional capacity as necessary. The facility hosting our servers provides redundant heating, ventilation, air conditioning, power and Internet connectivity.

Our ability to receive and process orders successfully through our website is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events (such as natural disasters or terrorist attacks), and errors in usage by our employees and customers. Further, our servers are located at the facilities of, and hosted by, a third-party service provider in Denver, Colorado. In the event that this service provider experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we could be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. We cannot assure you that, in the event it became necessary to switch hosting facilities, we would be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Any significant loss of data or interruption in the availability or functionality of our website, or our sales processing, fulfillment or communications systems for any reason, particularly an interruption during the holiday season, could seriously harm our business and operating results. For a discussion of these and other risks related to our facilities and systems, see “Risk Factors Relating to eToys Direct.”

Employees

As of March 21, 2007, we employed approximately 209 full-time employees, including 15 in customer service and loss prevention, 114 in warehousing/fulfillment, 36 in information technology and web site production, 9 in marketing, 10 in merchandising, including partnerships, 3 in human resources, 8 in administration, 6 in accounting and finance, and 8 executives. Additionally, we hire seasonal employees on a temporary basis and use outsourced customer service representatives during the peak seasons. We have never had a work stoppage, and none of our employees are represented by a labor union. We consider our employee relationships to be positive. If we are unable to recruit and retain key employees or if we are unable to maintain adequate staffing of qualified employees, particularly during peak sales seasons, our business would be affected adversely. For a discussion of these and other risks related to our employees, see “Risk Factors Relating to eToys Direct.”

Legal Proceedings

We are not currently engaged in any material legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ETOYS DIRECT

References to “we”, “us” and “our” under this caption refer to eToys Direct. The following discussion should be read in conjunction with our consolidated financial statements and related notes which appear elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly under the heading “Risk Factors.”

Overview

eToys Direct is a leading online retailer of toys, video games, electronics, party goods, movies, videos and baby products. We offer an extensive selection of products through our online store and catalogs. Our business primarily consists of (i) the retail sale of a wide range of popular brand name toys and children’s products, including, among others, video games, learning toys, costumes, party goods, computer software, books, child oriented and appropriate electronics, kid’s room decor and baby products and (ii) the design, assembly and sale of our custom personalized dolls handcrafted to resemble a customer’s child, including eye color, skin tone and hair length, texture and color, as well as matching clothing, furniture and accessories.

Our retail toy product sales occur primarily through our online stores and the online stores of major national retailers with whom we have developed strategic relationships. We own and operate eToys.com (www.etoys.com) and we operate KBtoys.com (www.kbtoys.com) under a long-term licensing agreement with KB Holdings LLC. We have also established strategic retail relationships with the online stores of major national retailers, such as Amazon, Buy.com, Kmart, Macys, QVC and Sears. Our custom personalized dolls are sold through our online store MyTwinn.com (www.mytwinn.com), which we own and operate, and through our My Twinn catalogs.

Our online toy stores, eToys.com and KBtoys.com, offer approximately 20,000 products, increasing to approximately 24,000 products during the holiday shopping season. Through the My Twinn web site and catalogs, we feature the My Twinn Personalized doll and a variety of matching girl-and-doll clothing and accessories.

We review our operations by examining financial results and reviewing various non-financial measures. We focus on several financial factors including: average order value, gross margin, product margin, contribution margin, growth in net sales and cost of sales. As an online retailer, we do not have the costs associated with retail store outlets. However, a significant portion of our operating expenses is spent on marketing (online and catalog) and maintaining our technology and fulfillment infrastructure and performing necessary upgrades. We plan to increase our focus on generating repeat purchases from existing customers through a routinely updated product assortment, targeted e-mail marketing campaigns and catalog mailings.

We also focus on non-financial measures, including: customer product reviews, customer experience reviews on third-party web sites such as BizRate.com, customer repeat rate, web site traffic and the number of customers subscribed to our e-mail newsletters and catalogs. We plan to continue expanding the range and selection of our products, to expand our advertising, marketing and distribution channels through our strategic retail relationships with established online retailers and to increase the distribution of our catalogs to increase the frequency of purchases by current customers and acquire new customers.

Recent Developments

In April 2005, we acquired the assets of Silvestri, Inc., a wholesaler of giftware and home décor. The assets acquired included the tradename, inventory and accounts receivable. The former management of Silvestri continued to operate the business from its headquarters in Beverly, Massachusetts.

In July 2006, our board of directors approved a plan to sell Silvestri. On July 11, 2006, we hired Tully and Holland Incorporated to market and sell the Silvestri gift business.

On January 31, 2007, we sold the majority of the assets of the Silvestri business to a third party and recorded a loss of $1,128,160. As of the purchase date, we retained accounts receivables of $1,577,000, net of reserves, and inventory of $410,000, net of reserves. We continue to collect the accounts receivable and liquidate this remaining inventory.

On March 14, 2007, we entered into a definitive merger agreement with BabyUniverse, Inc. pursuant to which, upon the terms and subject to the conditions set forth in the merger agreement, BabyUniverse has agreed to issue, and eToys Direct stockholders will receive, shares of BabyUniverse common stock such that eToys Direct stockholders immediately prior to the merger will own 66 2/3% of the combined company on a fully-diluted basis, and BabyUniverse shareholders and option holders immediately prior to the merger will own 33 1/3% of the combined company on a fully-diluted basis, in each case without taking into account the dilutive effect of outstanding options to purchase shares of eToys Direct common stock, which will be converted at the effective time of the merger into options to purchase shares of BabyUniverse common stock. The merger agreement provides that Baby Acquisition Sub, Inc., or Merger Sub, which is a wholly-owned direct subsidiary of BabyUniverse, will merge with and into eToys Direct, with eToys Direct thereupon becoming a wholly-owned direct subsidiary of BabyUniverse and the surviving corporation in the merger. BabyUniverse is a leading Internet content, commerce and new media company in the pregnancy, baby, toddler and maternity marketplace. Through its websites BabyUniverse.com and DreamtimeBaby.com, BabyUniverse is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites PoshTots.com and PoshLiving.com, BabyUniverse has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites PoshCravings.com, ePregnancy.com and BabyTV.com, BabyUniverse has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

Operational Improvements

We are currently in the process of re-configuring our 650,000-square-foot fulfillment center in Blairs, Virginia to further improve its efficiency and to reduce the number of seasonal associates needed for picking, packing and replenishment during the holiday season. We have recently redesigned the packing stations, packing lines and returns processing areas. We are currently reconfiguring the racking to accelerate the picking and replenishment operations. We anticipate the improvements will reduce our labor and training during the holiday season and further improve our order processing and replenishment times.

In fiscal 2006, we invested in a new IBM AS400 computer at our Blairs, Virginia fulfillment center which doubled the memory, storage and processing capabilities and upgraded our warehouse management software which allowed us to reduce work in process by increasing processing speed and improving the overall performance of our software. Concurrently, we were able to streamline the existing operational flow, implement new processes, and improve the overall system design. In fiscal 2006, we fulfilled approximately 91% of all orders through our facilities in Blairs and Ringgold, Virginia. During fiscal 2006, we shipped an average of approximately 4,000 units per day during the off-season, and processed 95% of our orders within one business day. During the 2006 holiday season, we shipped an average of approximately 80,000 units on a daily basis and processed approximately 90% of our orders within one business day.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of net sales. Our fiscal year is based on a 52 or 53-week year. Our fiscal years end on the Saturday closest to January 31. The fiscal year is named for the calendar year preceding that January 31. Fiscal year 2006 was a 53-week year, and fiscal year 2005 was a 52-week year. The period from May 10, 2004 to January 29, 2005 is referred to herein as fiscal 2004.

			May 10,
			2004
	Year Ended	Year Ended	(Inception) to
	February 3,	January 28,	January 29,
	2007	2006	2005
	(As a percentage of net sales)

Net sales	100.0%	100.0%	100.0%
Cost of sales	67.7	71.7	69.9

Gross profit	32.3	28.3	30.1
Operating expenses:
Fulfillment	10.6	15.0	12.8
Selling and marketing	15.8	18.0	14.0
General and administrative	10.6	9.7	9.3

Total operating expenses:	37.0	42.7	36.1
Operating loss	(4.6)	(14.3)	(6.0)
Other expense, net	0.0	(0.1)	0.0
Interest expense, net	(5.2)	(3.4)	(1.7)

Loss from continuing operations before income taxes	(9.8)	(17.7)	(7.7)

Income tax benefit	—	—	—
Loss from discontinued operations, net of tax	(8.0)	(2.9)	0.0

Net loss	(17.9)	(20.6)	(7.7)

Comparison of Years Ended February 3, 2007 and January 28, 2006

Net sales

Net sales consist of product sales, shipping revenue and gift-wrap revenue. Revenues are recorded net of estimated returns, coupons redeemed by customers, and other discounts. Our shipping revenue represents the amounts we charge our customers for order delivery. Our gift-wrap revenue consists of amounts we charge our customers for gift-wrapping products.

Net sales were $116.6 million and $105.1 million for fiscal 2006 and 2005, respectively, representing a 10.9% increase. The increase was mainly attributable to an increase in demand for our products resulting from more efficient marketing efforts. Revenues from our owned web sites, eToys.com and Mytwinn.com, grew by 20.4% in fiscal 2006 while revenues from our strategic retail relationships and licensed operation of KBtoys.com grew by 3.7% over the 2005 fiscal year. We expect this trend to continue, with most of our growth in sales coming from our owned brands. Overall, during fiscal 2006, shipped orders increased 11.5% and average revenue per order decreased 0.8% reflecting the impact of a reduction in free shipping offers during the fiscal 2006 holiday season. As of February 3, 2007, we had approximately 1.64 million customers, excluding customer orders from our strategic retail partners, representing an increase of approximately 11.5% in customers over the 2005 fiscal year.

Cost of sales

Cost of sales include the cost of products sold, the related inbound freight costs for these products, as well as outbound shipping and handling costs incurred by us and provisions for inventory shortages.

Cost of sales were $78.9 million and $75.3 million for fiscal 2006 and 2005, respectively, representing 67.7% and 71.7% of net sales, respectively. The 4.8% increase in cost of sales during this period was mainly attributable to the 10.9% increase in net revenues. The decrease in cost of sales as a percentage of net revenues during this period was primarily attributable to improved product margins as a result of less discounting. We continue to invest in better inventory forecasting systems to reduce on-hand inventory and lower our mark-down exposure.

Operating expenses

Fulfillment.  Fulfillment costs consist of personnel, occupancy, and other costs associated with our Blairs and Ringgold, Virginia fulfillment centers, personnel and other costs associated with our logistical support and vendor operations departments, and third-party warehouse and fulfillment services costs.

Fulfillment expenses were $12.3 million and $15.7 million for fiscal 2006 and 2005, respectively, representing 10.6% and 15.0% of net sales, respectively. The 21.8% decrease in dollars over fiscal 2005 reflects improved warehouse labor efficiencies. As a percentage of net revenues, the decrease was primarily due to improved efficiencies in warehouse labor, as well as our ability to leverage fixed costs across higher net revenues. In September of 2005, we opened a second warehouse facility, ten miles from the primary warehouse, to support inventory storage and ship-alone product. This building opened one month later than anticipated, which caused our inventory to be out-of-balance between the two warehouses. This inventory imbalance significantly impacted the efficiencies of both warehouse operations during the critical 2005 holiday season, resulting in higher labor costs.

Selling and marketing.  Sales and marketing expenses consist of customer service costs, credit card fees, royalty expenses, net advertising, catalog marketing costs and promotional expenses incurred by us on behalf of our partners’ ecommerce businesses, and payroll related to our buying, business management, and marketing functions. Net partner revenue share charges are royalty payments made to our partners in exchange for the use of their brands, the promotion of our partners’ URLs, websites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the ecommerce businesses that we operate for our partners, and other programs and services provided to the customers of the ecommerce businesses that we operate for our partners, net of amounts reimbursed to eToys Direct by our partners.

Selling and marketing expenses were $18.4 million and $18.9 million for fiscal 2006 and 2005, respectively, representing 15.8% and 18.0% of net sales, respectively. The decrease in dollars and as a percentage of net sales over fiscal 2005 was primarily attributable to a $2.2 million savings in catalog marketing costs, due to decreased circulation, offset by a $0.7 million increase in online marketing and a $0.8 million increase in partner revenue share.

General and administrative.  General and administrative expenses consist of wages and benefits for all of our employees, except for fulfillment and customer sales and service employees. These expenses also include costs incurred for computer and communications technology, rent and utilities for our headquarters, travel, depreciation, and other general corporate expenditures.

General and administrative expenses were $12.4 million and $10.2 million for fiscal 2006 and 2005, respectively, representing 10.6% and 9.7% of net sales, respectively. The increase in dollars and as a percentage of net sales over fiscal 2005 was due to approximately $1.1 million in employee bonuses earned in fiscal 2006 on account of achieving budgeted earnings targets. In fiscal 2005, no bonuses were earned or paid. In addition, depreciation expense increased in fiscal 2006 due to capital expenditures made in software equipment and facilities in fiscal 2005 and fiscal 2006.

Other Income and Expenses

Interest Expense.  Interest expense was $6.0 million and $3.5 million for fiscal years 2006 and 2005, respectively, primarily representing interest on our note payable to D. E. Shaw eToys Acquisition Holdings, L.L.C., D. E. Shaw AQ-SP Series 2-01, LLC and D. E. Shaw AQ-SP Series 3-05, LLC, all entities affiliated with eToys Direct’s principal and controlling shareholder. The increase in interest expense is due to an increase in the average amount borrowed of $24.4 million, and an increase of 1.7% in the average interest rate charged on the borrowings over the prior fiscal year.

Income Taxes.  On February 3, 2007, approximately $45.0 million of net operating loss carryforwards for federal income tax purposes were available to offset future taxable income through the year 2025, which may be impaired or limited in certain circumstances. We are currently carrying these deferred tax assets, consisting primarily of net operating loss carryforwards, at a value of zero because of the uncertainty regarding their realizability.

Loss from discontinued operations.  In July of 2006, our board of directors approved a plan to sell our wholesale gift business, Silvestri. On January 31, 2007, we sold the majority of the Silvestri assets and recorded a loss of $1,128,160. As of the purchase date, we retained accounts receivable of $1,577,000, net of reserves, and inventory of $410,000, net of reserves.

Comparison of Year Ended January 28, 2006 and Period Ended January 29, 2005

Net sales

Net sales were $105.1 million and $86.0 million for fiscal 2005 and 2004, respectively, representing a 22.2% increase. In addition to the comparison of fiscal 2005 to an approximate nine-month period in fiscal 2004. The increase was mainly attributable to an increase in demand for our products resulting from additional marketing efforts. Revenues from our owned web sites, eToys.com and Mytwinn.com, grew by 50.7% over the 2004 fiscal period while revenues from our strategic retail relationships and licensed operation of KBtoys.com decreased by 4.6% over the 2004 fiscal period. Overall, during fiscal 2005, shipped orders grew 39.7%, and average revenue per order decreased 9.4%, reflecting the additional three months of lower average order sales for February through April in fiscal 2005. As of January 28, 2006, we had approximately 1.1 million customers, excluding customer orders from our strategic retail partners, representing an increase of approximately 110.8% in customers over fiscal 2004.

Cost of sales

Cost of sales were $75.3 million and $60.1 million for fiscal 2005 and 2004, respectively, representing 71.7% and 69.9% of net sales, respectively. The 25.3% increase in cost of sales during this period was mainly attributable to the 22.2% increase in net revenues as discussed above. The increase in cost of sales as a percentage of net revenues was primarily attributable to increased freight cost associated with both inbound inventory receipts and outbound customer shipments.

Operating expenses

Fulfillment.  Fulfillment expenses were $15.7 million and $11.0 million for fiscal 2005 and 2004, respectively, representing 15.0% and 12.8% of net sales, respectively. The 42.7% increase in dollars and the increase as a percentage of net sales, when compared to fiscal 2004, reflects warehouse labor inefficiencies and twelve months of expense in 2005 compared to nine months in fiscal 2004. In September of 2005, we opened a second warehouse facility, ten miles from the primary warehouse, to support inventory storage and ship-alone product. The building opened one month later than anticipated, which caused our inventory to be out-of-balance between the two warehouses. This inventory imbalance significantly impacted the efficiencies of both warehouse operations during the critical 2005 holiday season, resulting in higher labor costs.

Selling and marketing.  Selling and marketing expenses were $18.9 million and $12.0 million for fiscal 2005 and 2004, respectively, representing 18.0% and 14.0% of net sales, respectively. The increase in dollars and as a percentage of net sales over fiscal 2004 was primarily attributable to a $4.8 million increase in catalog marketing costs, due to increased circulation, a $0.7 million increase in online marketing and a $0.7 million increase in partner revenue share.

General and administrative.  General and administrative expenses were $10.2 million and $8.0 million for fiscal 2005 and 2004, respectively, representing 9.7% and 9.3% of net sales, respectively. The increase in dollars and as a percentage of net sales over fiscal 2004 was due to twelve months of payroll and other fixed expenses in fiscal 2005 compared to nine months in fiscal 2004.

Other Income and Expenses

Interest Expense.  Interest expense was $3.5 million and $1.5 million for fiscal years 2005 and 2004, respectively, primarily representing interest on our note payable to D. E. Shaw eToys Acquisition Holdings, L.L.C., an affiliate of eToys Direct’s principal and controlling shareholder. The increase in interest expense was due to an increase in the average amount borrowed of $17.1 million and an increase of 1.7% in the average interest rate charged on the borrowings over the prior fiscal year in addition to twelve months of expenses in fiscal 2005 compared to nine months in fiscal 2004.

Income Taxes.  At January 28, 2006, approximately $25.0 million of net operating loss carryforwards for federal income tax purposes were available to offset future taxable income through the year 2025, which may be impaired or limited in certain circumstances. We are currently carrying these deferred tax assets, consisting primarily of net operating loss carryforwards, at a value of zero because of the uncertainty regarding their realizability.

Liquidity and Capital Resources

Historically, our net sales have been seasonal. Our fourth quarter net sales represent more than 70% of our total annual net sales, reflecting higher consumer spending for toys during the holiday season. We have a revolving credit facility with D. E. Shaw eToys Acquisition Holdings, L.L.C., D. E. Shaw AQ-SP Series 2-01, LLC and D. E. Shaw AQ-SP Series 3-05, LLC, affiliates of our principal and controlling shareholder. The revolving credit facility is utilized to fund operating losses and the seasonal working capital needs. In anticipation of these seasonal sales, our inventory levels begin to increase in August and peak at the end of November. Borrowings under this revolving credit facility typically peak in late September or early October, due to our seasonal inventory buildup. This revolving credit facility expires on May 10, 2008. As of February 3, 2007, we had advances of $53.0 million on this revolving credit facility. As part of the merger agreement, the amounts outstanding under these revolving credit facilities at the effective time of the merger will be converted to common stock.

We intend to have a $25.0 million bank credit facility that we currently believe will be sufficient to continue operations through at least the next twelve months. Our assessment is based on historical working capital needs, operating loss trends, and current business outlook. Beyond the next twelve months, we intend to utilize the cash generated from operations and cash available to us through our credit facility to fund operations and capital expenditures. Additionally, equity and or additional debt financing may need to be obtained to support our long-term obligations and needs. However, there can be no assurance that if additional financing is necessary it will be available, or if available, that such financing can be obtained on satisfactory terms or without undue dilution to, or an adverse impact on the rights of, our existing stockholders.

Cash Flows From Operating Activities — Net cash flows used in operating activities were $9.4 million, $13.3 million and $18.6 million for fiscal 2006, 2005 and 2004, respectively. Net cash used in operating activities in fiscal 2006 resulted primarily from the $11.5 million net loss and a $2.3 million reduction in accounts payable offset by a $3.0 million reduction in inventory and $1.0 million reduction in depreciation expense. Net cash used in operating activities in fiscal 2005 resulted primarily from the $18.6 million net loss and $1.7 million increase in inventory offset by a $5.6 million increase in accounts payable and the $0.7 million in depreciation expense. Net cash used in operating activities in fiscal 2004 resulted primarily from the $6.6 million net loss, a $16.1 million increase in inventory and a $3.4 million increase in accounts receivable offset by an $8.2 million increase in accounts payable and $0.3 million reduction in depreciation expense. eToys Direct, Inc. began operations on May 10, 2004, and most of the cash used in operating activities in fiscal 2004 were related to increasing inventory and accounts receivable and financing eToy Direct’s net loss.

Cash Flows From Investing Activities — Net cash flows used by investing activities were $1.7 million, $1.5 million and $0.7 million for fiscal 2006, 2005 and 2004, respectively. Net cash used by investing activities in all three fiscal years was primarily used for capital expenditures. During fiscal 2006, we spent $1.4 million in upgrading our warehouse management systems and other equipment related to our fulfillment centers. During fiscal 2005, we spent $0.8 million on warehouse equipment and $0.7 million on computers, software and equipment. During fiscal 2004, we spent $0.7 million on computer hardware, computer software and the build out of a new data center.

Cash Flows From Financing Activities — Net cash flows provided by financing activities were $13.5 million, $27.2 million and $20.6 million for fiscal years 2006, 2005, and 2004, respectively. For fiscal 2006, net cash flows from financing activities consisted of net proceeds from the revolving credit agreement of $14.0 million, which was offset by payments of $0.5 million on capital lease obligations. For fiscal 2005, net cash flows from financing activities consisted of net proceeds from the revolving credit agreement of $25.5 million and $2.1 million from the issuance of preferred stock, which were offset by payments of $0.4 million on capital lease obligations. For fiscal 2004, net cash flows from financing activities consisted of net proceeds from the revolving credit agreement of $13.1 million and $7.7 million from the issuance of preferred stock and common stock, which were offset by payments of $0.3 million on capital lease obligations.

Contractual Obligations

We lease buildings under noncancelable operating lease agreements with expiration dates through December 2008 and renewal options ranging from one to two years. Certain of our leases contain fixed annual escalation clauses that are included in table below. Rental expense totaled $2.2 million for the fiscal year ended February 3, 2007, $2 million for the year fiscal ended January 28, 2006, and $1.2 million for the period from May 2004 (inception) to January 29, 2005.

As of February 3, 2007, future annual minimum rental payments under noncancelable operating lease agreements and noncancelable capital leases are as follows for the fiscal years:

	Capital	Operating
	Leases	Leases

2007	$593,458	$2,204,571
2008	353,711	1,671,230
2009	—	111,569

	$947,169	$3,987,370

The following table summarizes our contractual obligations as of February 3, 2007 and the expected effect on liquidity and cash flows:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Notes payable — related party	$53,000,000	$53,000,000
Operating leases	3,987,370	2,204,571	1,782,799	—	—
Capital leases	947,169	593,458	353,711	—	—

Critical Accounting Policies

Our net revenues are primarily derived from a large number of customers who pay for their purchases using credit cards. We use third-party agencies to process and collect the receipts from these transactions. As of February 3, 2007, January 28, 2006 and January 29, 2005, amounts due from these agencies amounted to $517,900, $536,874 and $41,453, respectively. We also have accounts receivable from our distributors and manufacturers for product rebates, cooperative advertising and volume discounts.

One customer accounted for 10%, 9% and 10% of net revenues for the fiscal years ended February 3, 2007 and January 28, 2006 and the period ended January 29, 2005, respectively.

Our ability to acquire products is dependent on our relationship with various suppliers from whom we purchase toys and related products. Additionally, we are dependent upon a number of third parties for customer service and support, hosting of our system infrastructure and database servers, and delivery of our products. If the product delivery or service of any of these third parties is interrupted, it could have a material adverse impact on our operations.

Inventories.  Inventories primarily consist of toys and are stated at the lower of weighted-average cost or market. We write down inventory for estimated obsolescence or damage for the excess cost of the inventory over estimated market value based upon assumptions about future demand and market conditions. Inherent in this valuation are significant management judgments and estimates, including, among others, assessments concerning obsolescence and shrinkage rates.

Deferred Rent.  We lease office and warehouse space and other equipment under operating lease agreements which generally contain scheduled rent increases. We recognize rent expense on noncancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as a deferred rent.

Revenue Recognition.  Net sales are derived by eToys Direct from Internet and catalog sales of products sold under our own brands and brands licensed from partners, and providing supply and fulfillment services to others. Net sales that are derived from Internet and catalog sales of products by eToys Direct and through our partners’ ecommerce businesses are recorded net of allowances for returns and promotional discounts and include outbound shipping charges and other product-related services such as gift wrapping.

We recognize revenues from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: 1) the delivered item has value to the customer on a standalone basis; 2) there is objective and reliable evidence of the fair value of undelivered items; and 3) delivery of any undelivered item is probable.

We recognize revenue from product sales, net of estimated returns based on historical experience and current trends, upon shipment of products to customers. We ship the majority of products from our fulfillment center in Blairs, Virginia. We also rely upon certain vendors to ship products directly to customers on our behalf. We act as a principal in these transactions, as orders are initiated directly through the ecommerce businesses that we operate, we take title to the goods and have the economic risk related to collection, customer service, and returns. We consider the criteria of Emerging Issues Task Force (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining the appropriate revenue recognition treatment. Generally, when we are the primary obligor in a transaction, have general inventory risk, establish the selling price, have discretion in supplier selection, have physical loss inventory risk after order placement or during shipping, and have credit risk, or have several but not all of these indicators, we record revenue gross as a principal.

Cost of Sales.  Cost of sales include the cost of products sold, the related inbound freight costs for these products, as well as outbound shipping and handling costs incurred by us and provisions for inventory shortages.

Vendor Allowances.  We receive concessions from our vendors through a variety of programs and arrangements, including cooperative advertising and markdown reimbursement programs. Cooperative advertising allowances are reported as a reduction of advertising expense included in selling and marketing expense in the period in which the advertising occurred. All other vendor allowances are recognized as a reduction of cost of sales.

Shipping and Handling Expenses.  In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, outbound shipping charges billed to customers are included in net sales and amounted to $16.7 million for the fiscal year ended February 3, 2007, $14.1 million for the fiscal year ended January 28, 2006 and $11.4 million for the period ended January 29, 2005. Outbound shipping and handling charges incurred by us are included within cost of sales and amounted to $13.8 million for the fiscal year ended February 3, 2007, $11.8 million for the fiscal year ended January 28, 2006 and $8.2 million for the period ended January 29, 2005.

Selling and Marketing.  Sales and marketing expenses include customer service costs, credit card fees, royalty expenses, net advertising, and promotional expenses incurred by us on behalf of our retail partners’ e commerce businesses, and payroll related to our buying, business management, and marketing functions. Net partner revenue share charges are royalty payments made to our retail partners in exchange for the use of their brands, the promotion of our partners’ URLs, Web sites and toll-free telephone numbers in their marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the ecommerce businesses that we operate for our retail partners, and other programs and services provided to the customers of the ecommerce businesses that we operate for our partners, net of amounts reimbursed to us by such partners. Partner royalty expenses were $4.3 million for the fiscal year ended February 3, 2007, $3.2 million for the fiscal year ended January 28, 2006 and $2.8 million for the period ended January 29, 2005.

Advertising.  Advertising costs include online marketing efforts, print advertising, and other direct marketing strategies, and are generally expensed as incurred in accordance with the AICPA Accounting Standards Executive Committee’s Statement of Position (SOP) 93-7, Reporting on Advertising Costs. Online marketing fees and media placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising costs were $8.9 million for the fiscal year ended February 3, 2007, $10.3 million for the fiscal year ended January 28, 2006, and $4.9 million for the period ended January 29, 2005, and are included in selling and marketing expenses.

Income Taxes.  We account for income taxes under the asset and liability method whereby deferred income taxes are recorded for the temporary differences between the amounts of assets and liabilities reported in the consolidated financial statements and amounts as measured for tax purposes. A valuation allowance is recorded when we believe it is more likely than not that we will not utilize a portion or all of our net deferred tax assets.

Stock-Based Compensation.  As of January 29, 2006, we adopted SFAS 123(R), Share-based Payment — an Amendment of FASB Statements No 123 and 95, which requires us to measure compensation expense for all outstanding unvested share-based awards at fair value and recognize compensation expense over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Management considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Prior to January 29, 2006, we accounted for stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The intrinsic value method of accounting resulted in compensation expense for stock options to the extent option exercise prices were set below market prices on the date of grant. Also, to the extent stock awards were forfeited prior to vesting, any previously recognized expense was reversed as an offset to operating expenses in the period of forfeiture.

As of January 29, 2006, we adopted SFAS No. 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the BSM valuation model, which is consistent with our valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method under SFAS 123(R).

Effect of Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 establishes a recognition threshold and measurement for income tax positions recognized in our financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second step is measurement. In evaluating a tax position for recognition, we judgmentally evaluate whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in our financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate resolution. We anticipate that adoption of FIN No. 48 will have no significant impact on our financial position or results of operations.

Off-Balance Sheet Arrangements

We do not have or engage in any off-balance sheet arrangements.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

ETOYS DIRECT QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Excess cash is used to pay down eToys Direct’s notes payable.

SELLING SHAREHOLDERS

In addition to registering the shares of BabyUniverse common stock to be issued to eToys Direct stockholders in the merger, this prospectus relates to the aggregate resale by certain such stockholders of up to 10,271,940 shares of BabyUniverse common stock which may be sold by certain such former eToys Direct stockholders from time to time as BabyUniverse selling shareholders. The following table sets forth certain information with respect to the resale of BabyUniverse common stock by such selling shareholders. BabyUniverse will not receive any proceeds from the resale of its common stock by the selling shareholders.

None of the selling shareholders has held a position or office or had a material relationship with BabyUniverse within the past three years other than ownership of BabyUniverse’s publicly traded common stock of which BabyUniverse has no knowledge. Upon consummation of the merger, Mr. Wagner will become Chief Executive Officer of BabyUniverse.

The following table sets forth the name of each selling shareholder and certain other information with respect to such selling shareholder’s beneficial ownership of BabyUniverse common stock issuable to such selling shareholder in the merger. Beneficial ownership is determined in accordance with the rules of the SEC. The tabular information below assumes that (1) 23,406,657 shares of eToys Direct common stock are issued to certain affiliates of D. E. Shaw upon conversion of eToys Direct’s outstanding indebtedness for borrowed money outstanding as of June 13, 2007 as contemplated by the merger agreement and (2) all the shares of common stock being offered pursuant to the Registration Statement of which this prospectus is a part are sold to third parties. The amount of eToys Direct indebtedness for borrowed money may increase during the period from June 13, 2007 until the consummation of the merger resulting in more eToys Direct common stock issuable to affiliates of D. E. Shaw upon conversion of such indebtedness and thus a larger portion of the BabyUniverse common stock issuable in the merger allocated to D. E. Shaw Laminar Portfolios, L.L.C. BabyUniverse will file an amendment to this prospectus following the consummation of the merger to reflect the actual number of shares of BabyUniverse common stock issued to the selling shareholders in the merger. However, because the selling shareholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that each selling shareholder may retain after completion of the offering cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling shareholders to third parties, that no additional shares of common stock are bought or sold by the selling shareholders and that no selling shareholder owns publicly traded shares (of which BabyUniverse has no knowledge). Information concerning the selling shareholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

BabyUniverse has agreed with eToys Direct in the merger agreement to keep the resale prospectus effective for the benefit of the selling shareholders until the date of final sale by the selling shareholders of all shares of BabyUniverse common stock registered for resale on the Registration Statement of which this proxy statement/prospectus is a part. BabyUniverse will pay substantially all of the costs, expenses and fees to be incurred by the selling shareholders in connection with the registration of the shares offered hereby. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Before Offering		Shares Being	After Offering
Name	Number	Percent	Offered	Number	Percent

D.E. Shaw Laminar Portfolios, L.L.C.(1)	15,205,899	63.5%	10,137,266	5,068,633	21.2%
120 West Forty-Fifth Street, 39th Floor
New York, NY 10036
Michael J. Wagner	202,010	0.8%	134,674	67,336	0.3%
c/o eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202

(1)	D. E. Shaw Laminar Portfolios, L.L.C. acquired these shares of eToys Direct common stock from certain of its affiliates immediately prior to the consummation of the merger.

Percentage ownership is based upon 7,977,210 shares of BabyUniverse common stock assumed to be outstanding as of the date of the consummation of the merger on a fully-diluted basis, plus 15,954,420 shares of BabyUniverse common stock issuable in the merger.

PLAN OF DISTRIBUTION

The selling shareholders and their respective successors, including their transferees, pledgees or donees or their successors, may from time to time sell the securities hereby registered directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities hereby registered may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related directly to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the BabyUniverse common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options.

The aggregate proceeds to the selling shareholders from the sale of the securities registered hereby by them will be the purchase price of the securities less discounts and commissions, if any. The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. BabyUniverse will not receive any of the proceeds from this offering.

BabyUniverse’s outstanding common stock is listed for trading on The Nasdaq Capital Market.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the securities registered hereby may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

To the knowledge of BabyUniverse, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities registered hereby. The selling shareholders may determine not to sell any, or to sell less than all, of the securities described in this prospectus. In addition, the selling shareholders may, to the extent permitted by applicable law, sell, transfer, devise or gift these securities by other means not described in this prospectus. In that regard, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 145 promulgated under the Securities Act or which may otherwise be sold without registration under the Securities Act may be sold under Rule 144 or Rule 145 or as otherwise permitted by law rather than pursuant to this prospectus.

To the extent required, the specific securities to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the registration statement of which this prospectus is a part.

In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of BabyUniverse common stock in the course of hedging positions they assume. The selling shareholders may also sell BabyUniverse common stock short and deliver BabyUniverse common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell such securities.

LEGAL MATTERS

The validity of the BabyUniverse common stock to be issued in the merger will be passed upon for BabyUniverse by Sullivan & Triggs, LLP. Bryan Cave LLP, special tax counsel to BabyUniverse, and Willkie Farr & Gallagher LLP, counsel to eToys Direct, will each deliver an opinion concerning certain U.S. Federal tax consequences of the merger.

EXPERTS

The financial statements of BabyUniverse, Inc. at December 31, 2006 and 2005, and for each of the two years in the period ended December 31, 2006, included in this proxy statement/prospectus and registration statement, have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of BabyUniverse, Inc. for the year ended December 31, 2004, included in this proxy statement/prospectus and registration statement, have been audited by Lieberman & Associates, P.A., independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of eToys Direct, Inc. at February 3, 2007 and January 28, 2006, and for years ended February 3, 2007 and January 28, 2006 and the period from May 10, 2004 (inception) to January 29, 2005, included in the proxy statement of BabyUniverse Inc. that is made a part of this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers with account holders who are BabyUniverse shareholders will be “householding” our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to our Corporate Secretary, care of BabyUniverse, Inc., 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477 or contact our Corporate Secretary at (561) 277-6400. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

BabyUniverse has filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that BabyUniverse files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. BabyUniverse’s public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning BabyUniverse also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006. In addition, BabyUniverse maintains a website at http://www.babyuniverse.com. BabyUniverse has not incorporated by reference into this proxy statement/prospectus the information on its website, and you should not consider it to be a part of this proxy statement/prospectus.

BabyUniverse has filed a Form S-4 registration statement to register with the SEC the offer and sale of the shares of BabyUniverse common stock to be issued to eToys Direct stockholders in connection with the merger and the resale by certain affiliates of eToys Direct of BabyUniverse common stock issued to such persons in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus and proxy statement of BabyUniverse.

BabyUniverse has supplied all information contained in this proxy statement/prospectus relating to BabyUniverse and Merger Sub, and eToys Direct has supplied all information relating to eToys Direct.

BABYUNIVERSE, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors
BabyUniverse, Inc. and subsidiaries
Jupiter, Florida

We have audited the consolidated balance sheets of BabyUniverse, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BabyUniverse, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
BabyUniverse, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying consolidated statements of operations, shareholder’s deficit and cash flows of BabyUniverse, Inc. for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of operations, shareholders’ deficit, and cash flows of BabyUniverse, Inc. for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/  Lieberman & Associates, P.A.
Lieberman & Associates, P.A.

Ft. Lauderdale, Florida
June 13, 2005

BabyUniverse, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2006	2005

ASSETS
Cash	$3,473,278	$9,925,806
Accounts Receivable	732,186	788,405
Inventory, Net	2,048,485	1,237,659
Prepaid Expenses	331,457	275,532

Total Current Assets	6,585,406	12,227,402
Fixed Assets — Net	1,936,740	666,793
Intangible Assets — Net	2,811,627	176,972
Deposits	137,760	45,644
Goodwill	18,832,041	6,620,057

Total Assets	$30,303,574	$19,736,868

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts Payable	$4,664,107	$2,621,424
Accrued Expenses	501,704	519,613
Gift Certificate Liability	115,192	69,188
Notes and Capital Lease Payable — Current Portion	561,090	3,300
Deferred Revenue	787,758	358,064

Total Current Liabilities	6,629,851	3,571,589
Deferred Rent	189,542	15,543
Note and Capital Lease Payable — Long Term Portion	5,777,841	4,761

Total Liabilities	12,597,234	3,591,893
Stockholders’ Equity
Preferred Stock, $.001 par value, 10,000,000 shares authorized, no shares issued	—	—
Common Stock, $.001 par value, 50,000,000 shares authorized, 5,686,470 and 5,125,203 shares issued and outstanding at December 31, 2006 and 2005, respectively	5,686	5,125
Additional Paid in Capital	23,943,189	19,592,369
Unearned Compensation	—	(553,684)
Accumulated Deficit	(6,242,535)	(2,898,835)

Total Stockholders’ Equity	17,706,340	16,144,975

Total Liabilities and Stockholders’ Equity	$30,303,574	$19,736,868

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,
	2006	2005	2004

Gross sales	$37,757,600	$24,512,026	$14,787,658
Less — discounts & returns	(2,207,902)	(809,571)	(521,028)

Net sales	35,549,698	23,702,455	14,266,630
Cost of goods sold	25,389,702	17,417,416	10,590,299

Gross profit	10,159,996	6,285,039	3,676,331

Operating expenses:
Advertising	4,652,486	3,491,656	1,927,836
Salaries and benefits	3,933,441	1,526,794	743,212
Share based compensation	232,048	65,842	—
Technology	269,254	196,151	52,850
Restructuring	538,019	—	—
General and administrative	4,926,136	1,646,716	732,577

Total operating expenses	14,551,384	6,927,159	3,456,475

Operating income (loss)	(4,391,388)	(642,120)	219,856
Other income (expense):
Interest income	155,701	178,676	1,205
Interest expense	(608,013)	(853)	—
Gain on early extinguishment of debt	1,500,000	—	—

Income (loss) before provision for income taxes	(3,343,700)	(464,297)	221,061
Provision for income taxes	—	28,000	—

Net income (loss)	$(3,343,700)	$(492,297)	$221,061

Earnings (loss) per common share:
Basic	$(0.62)	$(0.13)	$0.10
Diluted	$(0.62)	$(0.13)	$0.07
Weighted average common shares outstanding:
Basic	5,419,872	3,667,913	2,285,382
Diluted	6,106,369	4,142,075	2,999,169

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

			Additional
			Paid in	Unearned	Accumulated
Description	Shares	Amount	Capital	Compensation	Deficit	Total

December 31, 2003	2,284,934	$2,285	$1,935,756	$—	$(2,627,599)	$(689,558)

Exercise of warrants	54,682	55	2,106	—	—	2,161
Net income — 2004	—	—	—	—	221,061	221,061

December 31, 2004	2,339,616	$2,340	$1,937,862	$—	$(2,406,538)	$(466,336)

Exercise of stock options	688,446	687	201,411	—	—	202,098
Exercise of warrants	36,476	37	1,285	—	—	1,322
Grant of restricted stock	7,500	8	619,518	(553,684)	—	65,842
Initial public offering of common stock	2,000,000	2,000	16,341,101	—	—	16,343,101
Issuance of common stock — Dreamtime Baby acquisition	53,165	53	491,192	—	—	491,245
Net loss — 2005	—	—	—	—	(492,297)	(492,297)

December 31, 2005	5,125,203	$5,125	$19,592,369	$(553,684)	$(2,898,835)	$16,144,975

Reclassification of unearned compensation according to FAS 123(R)	—	—	(553,684)	553,684	—	—
Initial public offering expenses	—	—	(14,742)	—	—	(14,742)
Issuance of common stock — Posh Tots acquisition	237,248	237	2,013,999	—	—	2,014,236
Issuance of warrants — Posh Tots acquisition	—	—	361,548	—	—	361,548
Share based compensation for employee stock options	—	—	130,007	—	—	130,007
Vesting of restricted stock	60,167	60	101,981	—	—	102,041
Issuance of warrants — Hercules Financing	—	—	322,231	—	—	322,231
Issuance of common stock for cash	263,852	264	1,989,480	—	—	1,989,744
Net loss- 2006	—	—	—	—	(3,343,700)	(3,343,700)

December 31, 2006	5,686,470	$5,686	$23,943,189	$—	$(6,242,535)	$17,706,340

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004

Operating activities:
Net income (loss)	$(3,343,700)	$(492,297)	$221,061
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	596,770	110,750	48,133
Share-based compensation	232,048	65,842	—
Gain on early extinguishment of debt	(1,500,000)	—	—
Amortization of prepaid finance costs	132,616	8,061	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	43,892	(160,362)	(57,726)
(Increase) decrease in inventory	(704,710)	(630,279)	(257,281)
(Increase) decrease in prepaid expenses	(55,925)	(170,920)	(78,852)
(Increase) in deposits	(88,587)	(27,918)	(17,726)
Increase in accounts payable	1,997,224	838,578	665,658
Increase in accrued expenses	(181,859)	454,501	—
Increase (decrease) in gift certificate liability	15,550	14,254	12,620
(Decrease) in deferred revenue	(264,989)	(48,065)	57,626
Increase in deferred rent	173,999	15,543	4,999

Net cash provided by (used in) operating activities:	(2,947,671)	(22,312)	598,512

Investing activities:
Purchase of fixed assets	(1,572,776)	(509,070)	(210,403)
Cash paid in acquisition, net of cash received	(6,017,419)	(6,623,443)	—
Purchase of intangible assets	(184,257)	—	—
Cash received from purchase price adjustment	300,000	—	—

Net cash used in investing activities:	(7,474,452)	(7,132,513)	(210,403)

Financing activities:
Proceeds from exercise of options	—	202,098	—
Proceeds from exercise of warrants	—	1,321	2,160
Proceeds from (costs associated with) initial public offering of common stock, net	(14,742)	16,343,101	—
Repayment of employee loans	—	(79,124)	—
Repayment of note for Posh Tots purchase	(4,500,000)	—	—
Proceeds from Hercules Technology financing	5,000,000	—	—
Costs of Hercules Technology financing	(473,463)	—	—
Proceeds from Lydian Bank financing, nets	1,974,050	—	—
Proceeds from issuance of common stock, net	1,989,744	—	—

Net cash provided by financing activities:	3,969,595	16,467,396	2,160

Net (decrease) increase in Cash	(6,452,528)	9,312,571	390,269
Beginning Cash	9,925,806	613,235	222,966

Ending Cash	$3,473,278	$9,925,806	$613,235

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 —	Description of the Company and Summary of Significant Accounting Policies

The Company

BabyUniverse, Inc. (the “Company”) is a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Through its Web sites, BabyUniverse.com and DreamtimeBaby.com, the Company is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its Web sites PoshTots.com and PoshLiving.com, the Company has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through PoshCravings.com, ePregnancy.com and the recently-introduced, BabyTV.com, the Company has also established a widely recognized platform for the delivery of content and new media resources to a national audience of expectant parents.

The Company was incorporated on October 15, 1997 under the laws of the State of Florida as Everything But The Baby, Inc. On November 16, 2001 the Board of Directors changed the name of the corporation to BabyUniverse, Inc. Customer purchases are shipped directly from the Company’s warehouses, or are drop shipped directly to customers from the Company’s suppliers. The Company operates on a calendar year basis.

On September 13, 2005 the Company acquired 100% of the outstanding capital stock of Huta Duna, Inc., d/b/a DreamtimeBaby.com (“Dreamtime Baby”). The results of Dreamtime Baby’s operations have been included in the consolidated financial statements of the Company since that date.

On January 13, 2006 the Company acquired, through a newly-created wholly-owned subsidiary, substantially all of the assets of PoshTots, LLC, a luxury online retailer of baby and children’s furnishings. Through its primary website, www.PoshTots.com, the Richmond-based PoshTots, LLC has long been recognized as a leading online retailer of high-end, artisan-crafted furniture to this country’s most affluent new mothers. Beyond the baby and children’s segments, PoshTots recently extended its brand with the Fall 2005 introduction of a new website, www.PoshLiving.com, offering designer quality home furnishings to its existing and growing base of affluent, predominantly female, customers. In March 2006, Posh Tots introduced another new website, www.PoshCravings.com, designed as a content driven initiative targeted at the affluent female customer base already developed by Posh Tots.

Principles of Consolidation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

Reclassifications

Certain account balances in the prior year have been reclassified to permit comparison with the current year.

Use of Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentration of credit risk are cash. Additionally, the Company maintains cash balances in bank deposit and money market accounts that, at times, may exceed federally insured limits.

Cash

The Company considers cash in banks, commercial paper and other highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition to be cash and cash equivalents. The Company’s cash balance as of December 31, 2006 includes $260,000 held by a commercial bank in a certificate of deposit in support of the bank’s $250,000 purchase card credit facility extended to the Company. At December 31, 2006, the Company had cash of approximately $3.5 million.

Accounts Receivable

The Company’s accounts receivable consist primarily of cash due from credit card companies for orders fulfilled prior to the receipt of funds. No allowance for doubtful accounts has been provided as of December 31, 2006 or 2005.

Inventory

Inventory, which consists primarily of car seats, strollers, bedding, baby toys, learning tools and other small items available for sale, is accounted for using the first-in first-out (“FIFO”) method, and is valued at the lower of cost or market value. This valuation requires the Company to make judgments, based on currently-available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. As of December 31, 2006, the Company has provided a reserve for inventory obsolescence of $49,000. There was no reserve for obsolescence at December 31, 2005.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for Directors and Officers liability insurance, acquisition costs and public offering costs.

Fixed Assets

Fixed assets are stated at historical cost. Depreciation and amortization are computed using the straight line method over the estimated useful life of the asset. Leasehold improvements are amortized over the term of their estimated useful lives or the related leases, whichever is shorter.

The Company capitalizes certain costs incurred in connection with the development of or obtaining internal use software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (“EITF”) 00-2, Accounting for Web Site Development Costs.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At December 31, 2006 and December 31, 2005 the Company determined there was no impairment.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deposits

Deposits consist of security deposits for the lease of the Company’s office and warehouse facilities.

Goodwill

SFAS No. 141, Business Combinations, requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets separate from goodwill. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then an analysis will be performed to compare the implied fair value with the carrying amount of goodwill. An impairment loss would be recognized in an amount equal to the difference. Fair value is generally based upon future cash flows discounted at a rate that reflects the risk involved or market-based comparables. After an impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.

Gift Certificate Liability

The Company sells gift certificates to be exchanged for merchandise at the discretion of the certificate holder. Management has determined that certificates over one year old, generally, are not redeemed. Certificates of less than one year are recorded as a current liability on the Company’s Consolidated Balance Sheet. Based on historical data, Management has determined that the dollar value of certificates redeemed, whose age is greater than one year, is immaterial to total revenue.

Deferred Revenue

Deferred revenue represents payments received from customers before products are shipped.

Revenue Recognition

The Company has adopted SEC Staff Accounting Bulletin (SAB) No. 101 — Revenue Recognition, which defines that revenue is both earned and realizable when the following four conditions are met:

•	Pervasive evidence of an arrangement exists

•	The selling price is fixed or determinable

•	Delivery or performance has occurred

•	Collectibility is reasonably assured

Per SEC Staff Accounting Bulletin (SAB) No. 104, which further clarifies SAB No. 101, if merchandise is shipped to customers F.O.B. Shipping Point, title is considered to have transferred to the customer at the time the merchandise is delivered to the carrier. The Company’s policy is to ship F.O.B. Shipping Point from its warehouses and drop ship locations, and therefore delivery is deemed to have occurred at time of shipment.

The Company has also adopted EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as its formal guidelines for the recognition of revenue in its financial statements. All sales are completed through the Company and liability for product purchases is paid by the Company. Therefore, the Company recognizes the gross sales price as its revenue at the time that the product is delivered to the carrier.

Return allowances, which reduce product revenue, are estimated using historical experience.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Cost of Goods Sold

Cost of goods sold consists of the purchase price of the Company’s products that were sold, inbound and outbound shipping costs, and purchase discounts and credits that the Company earned.

Advertising

The Company’s marketing consists primarily of online advertising with a number of Internet providers, which includes portal advertising, search engine marketing and other programs designed to educate customers about the Company’s brands and products. All advertising costs are expensed as incurred.

Technology

Technology costs are expensed as incurred, except in those circumstances where the costs are related to the development of internal use software and website development. Per SOP 98-1 these costs are capitalized and depreciated over a 5-year period. During 2006, 2005 and 2004 the Company capitalized costs of approximately $205,388, $168,000 and $172,000, respectively.

Share-Based Compensation

Effective with the Company’s current fiscal year that began on January 1, 2006, the Company adopted the accounting and disclosure provisions of Statement of Financial Accounting Standard SFAS No. 123(R), Share-Based Payment, which requires that new, modified and unvested share based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period.

The Company adopted SFAS No. 123(R) using the modified prospective application transition method. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards at the date of adoption, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123, Accounting for Stock-Based Compensation, for either recognition or pro forma disclosures. As part of adopting the modified prospective approach during the transitional period, the Company considered the determination of a one-time cumulative effect adjustment for the portion of stock options granted prior to January 1, 2006 that had not vested. However, as of January 1, 2006, no cumulative effect adjustment was required, because the requisite service had previously been fully rendered for outstanding awards, and because the Company accounted for the Plan under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, instead of SFAS No. 123.

Prior to January 1, 2006, the Company had accounted for the Plan under APB Opinion No. 25 and its related interpretations, and adopted the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting For Stock-Based Compensation - Transition and Disclosure. SFAS No. 123 defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies were encouraged, but not required to adopt the fair value method of accounting for employee stock based transactions. Companies were also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, but were required to disclose in a note to the financial statements pro forma results as if the Company had applied SFAS No. 123.

At December 31, 2005, the Company had a fixed stock option plan. The Company applied APB Opinion No. 25 and related Interpretations in accounting for its plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under that plan consistent with the method of

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	2006	2005	2004

Net income (loss), as reported	$(3,343,700)	$(492,297)	$221,061
Add: Stock-based compensation expense, as reported	232,048	65,842	—
Deduct: Stock-based compensation expense determined under fair-value-based method, net of tax	(232,048)	(88,858)	(22,216)

Pro forma net income (loss)	$(3,343,700)	$(515,313)	$198,845

Earnings (loss) per share
Basic — as reported	$(0.62)	$(0.13)	$0.10
Basic — pro forma	$(0.62)	$(0.13)	$0.09
Diluted — as reported			$0.07
Diluted — pro forma			$0.07

For purposes of the pro forma disclosure above, the fair value of each option grant was estimated on the date of grant using the Minimum Value method prescribed for use by non-public companies pursuant to SFAS No. 123. The following assumptions were used in applying the Minimum Value method for 2004: no dividend yield; no volatility factor; risk-free interest rates for that ranged between 3.05% and 3.14%; and expected lives using the “simplified method” permitted by the SEC’s Staff Accounting Bulletin 107, issued March 29, 2005. For 2006 and 2005, the Company used an acceptable valuation method prescribed for use by public companies pursuant to SFAS No. 123. The following assumptions were used in 2006 and 2005, respectively, applying the fair value method: no dividend yield; volatility factor of 56% and 70%; risk-free interest rates that ranged between 3.69% and 4.46%; and expected lives using the “simplified method” permitted by the SEC’s Staff Accounting Bulletin 107.

During the initial phase-in period, the effects of applying this SFAS No. 123 for the purpose of disclosing the pro forma effect on net income (loss) and earnings (loss) per share as reported are not likely to be representative of the effects on reported net income (loss) for future years, because options vest over several years and additional awards are generally made each year, and because the Company no longer used the Minimum Value method after 2004.

The Company’s 2001 Stock Award Plan was amended in April 2005 by our board of directors and shareholders and was renamed the “BabyUniverse 2005 Stock Incentive Plan.” Under the Stock Incentive Plan, the exercise price of each option equals the market price of the stock on the date of grant, the vesting period generally ranges between two and five years, and an option’s maximum term is 10 years.

On April 27, 2005, the Board of Directors approved the acceleration of vesting of all unvested options. A total of 208,496 stock options with an average exercise price of $2.60 and an average remaining contractual life of 18 months were subject to acceleration. The exercise price and number of shares subject to acceleration were unchanged.

As of December 31, 2006, an aggregate of 405,289 shares of common stock are reserved for issuance under the 2005 Stock Incentive Plan. Restricted stock grants and stock option grants were outstanding for an aggregate of 234,054 shares of stock, and 171,235 shares remained available for grant. In addition, there were outstanding options to purchase a total of 104,248 shares of our common stock, and 20,000 shares of restricted stock, which were granted outside of the 2005 Stock Incentive Plan. Shares issued pursuant to the Stock Incentive Plan will be newly-issued and authorized shares of common stock, or treasury shares.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Income Taxes

The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires companies to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future year’s differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, basic earnings per share (EPS) is computed by dividing the net earnings (loss) from operations for the period by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities.

For years ending December 31, 2006 and 2005 the Company reported a net loss. The diluted earnings per share is not presented for those periods since the effect is antidilutive.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2006 and 2005, as a result of the relatively short maturity of these instruments. Notes and capital leases are reflected at fair value and are recorded net of the unamortized discount.

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect adoption of SFAS No. 155 to have a material impact, if any, on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

a. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

b. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c. Permits an entity to choose either the amortization method or the fair value measurement method for subsequent measurement for each class of separately recognized servicing assets and liabilities.

d. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement No. 115.

e. Requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the statement of financial position and additional disclosures.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the income statement (That is, Gross versus Net Presentation)” to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the first quarter of our fiscal year 2007). We do not expect the adoption of EITF 06-3 will have a material impact on our consolidated results of operations, financial position or cash flow.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. Management does not expect adoption of Interpretation No. 48 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines the fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that we have not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating the impact SFAS 157 may have on our consolidated financial condition or results of operations.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We are currently evaluating the impact SAB 108 may have to our consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. Management does not expect adoption of SFAS No. 158 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

Note 2 —	Acquisitions

ePregnancy

On June 15, 2006, the Company acquired certain assets related specifically to the business of ePregnancy.com and ePregnancy Magazine. The selected assets acquired include the URL www.ePregnancy.com, the ePregnancy trademark, a related online community website, message boards, and an expansive archive of content. The magazine’s prior owners discontinued publication of ePregnancy Magazine and the final published issue was distributed in late April as the May 2006 issue. BabyUniverse intends to focus its efforts on growing and supporting the online community at ePregnancy.com and does not intend to revive the magazine.

The revenue-producing activity of the business component did not exist at the time selected assets were acquired by the Company. In addition, none of the following attributes were included among the selected assets acquired by the Company: physical facilities, employee base, sales force or production techniques. As a result of these facts, the Company has accounted for the ePregnancy transaction as an acquisition of selected assets, and not

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

as the acquisition of a business, consistent with guidance provided in Rule 11-01 (d) of Regulation S-X of the Securities and Exchange Commission.

Posh Tots

On January 13, 2006 BabyUniverse completed an acquisition of substantially all of the assets of Posh Tots, LLC (“Posh Tots”). The acquisition was consummated pursuant to the terms and provisions of an Asset Purchase Agreement dated as of January 13, 2006 by and between Posh Tots, Inc., a wholly owned subsidiary of the Company, and Posh Tots.

In connection with the acquisition, the Company issued a promissory note, as adjusted, of $5,570,981, and paid $6,000,000 in cash. In addition, the Company issued 237,248 shares of the Company’s common stock and warrants to purchase 110,000 shares of common stock. The shares were valued at the date of acquisition and resulted in a value of $2,014,236. The warrants are exercisable at $8.10 per share, have a contractual life of two years, and vest one year following the acquisition date. The warrants were valued at $300,753 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.23%, a volatility factor of 56%, and an expected term of two years.

Approximately $600,000 of the purchase price, related to repayment of the promissory note, was deposited into an escrow fund to secure possible claims related to the representations and warranties. The escrow fund was subsequently distributed to the seller in August 2006, net of a post-closing working capital adjustment pursuant to the agreement. The difference between the purchase price and the fair value of the acquired net assets of Posh Tots of $12,071,917 was recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, January 13, 2006:

Current assets	$516,464
Property and equipment	60,974
Intangible assets	2,660,000
Goodwill	12,071,917

Total assets acquired	15,309,355
Current liabilities assumed	(934,546)

Net assets acquired	$14,374,809

Of the $2,660,000 of acquired intangible assets, $2,200,000 was assigned to the Posh Tots trade name that has an indefinite life, $200,000 was assigned to customer list that has a useful life of 4 years, and $260,000 was assigned to catalogue and website content that has a useful life of 3 years.

The accompanying unaudited pro forma summary represents consolidated results of operations for BabyUniverse as if the acquisition of Posh Tots had been consummated on January 1, 2005. Certain pro forma adjustments were reflected in the consolidated results of operations as follows:

1. To reflect members’ salaries on a “going-forward” basis as agreed to in employment contracts entered into by Posh Tots, Inc. and three former members of Posh Tots, LLC. The employment contracts specify annual cash-based compensation of $360,000. The adjustment decreased actual members’ salaries to the contracted amounts.

2. To reflect the accumulated amortization and related amortization expense of certain intangible assets that were created in connection with the acquisition of Posh Tots assets.

3. The federal income tax effect has been omitted because BabyUniverse believes it can apply its net operating loss carryforwards to profits generated. However, the pro forma income of Posh Tots, LLC would be

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

subject to Virginia state income tax. BabyUniverse’s Florida state net operating loss carryforwards would not be applicable to Virginia state income. The applicable 2005 Virginia state tax rate of six percent has been applied to the Virginia pro forma income.

The pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results of the Company.

	Year Ended
	December 31, 2005
	Pro Forma	As Reported

Net sales	$29,981,753	$23,702,455
Net loss	$(153,858)	$(492,297)
Earnings per share:
Basic	$(0.04)	$(0.13)
Diluted	$(0.04)	$(0.13)
Weighted average shares outstanding:
Basic	3,905,161	3,667,913
Diluted	4,489,323	4,142,075

DreamtimeBaby.com

On September 13, 2005 BabyUniverse, Inc. acquired 100 percent of the outstanding common shares of privately-held Huta Duna, Inc. The results of Huta Duna, Inc.’s operations have been included in the consolidated financial statements of the Company since that date. Huta Duna, Inc. operates an e-commerce web site, DreamTimeBaby.com, an online retailer of brand name baby products. Dreamtime Baby offers a broad selection of baby products, but it is primarily recognized for its focus on high quality baby bedding products. As a result of the acquisition, BabyUniverse expects to benefit from Dreamtime Baby’s strong internet marketing practices and strong supplier relationships. BabyUniverse also expects to reduce purchasing and shipping costs through economies of scale.

The aggregate purchase price paid by BabyUniverse, inclusive of closing costs of approximately $206,226, was $7,096,871, including $6,399,400 of cash and 53,165 shares of BabyUniverse common stock with a fair value of $491,245. The fair value of the 53,165 common shares issued was determined based on the 15-day closing price of BabyUniverse’s common stock as reported by the American Stock Exchange for the seven days prior to, the day of and the seven days following the acquisition date, which date coincided with the agreement and announcement of the transaction. Approximately $650,000 of the purchase price was deposited into an escrow fund to secure possible claims related to the representations and warranties. The escrow fund is eligible for release after twelve months. The difference between the purchase price and the fair value of the acquired net assets of Dreamtime Baby of $6,620,057 was recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, September 13, 2005:

Current assets	$822,908
Property and equipment	12,511
Intangible assets	190,000
Goodwill	6,620,057

Total assets acquired	7,645,476
Current liabilities assumed	(548,605)

Net assets acquired	$7,096,871

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Of the $190,000 of acquired intangible assets, $140,000 was assigned to the Dreamtime Baby trade name that is being amortized over five years, and $50,000 was assigned to a non-competition agreement. The non-competition agreement has a useful life of 3 years. Of the $6,620,057 of goodwill, none is expected to be deductible for tax purposes.

The amortization expense relating to the acquired intangible assets has no associated tax impact since the acquisition of Dreamtime Baby was a stock purchase and any acquired intangible assets would not be deductible for tax purposes.

The accompanying unaudited pro forma summary represents consolidated results of operations for BabyUniverse as if the acquisition of Dreamtime Baby had been consummated on January 1, 2004. Certain pro forma adjustments were reflected in the consolidated results of operations as follows:

•	Selling, general and administrative expenses (“SGA”) were adjusted to reflect Dreamtime Baby’s officer’s salary on a “going-forward” basis as agreed to in an employment contract entered into by BabyUniverse and the former stockholder of Dreamtime Baby.

•	The amortization expense of certain intangible assets that were created in connection with the acquisition of Dreamtime Baby was reflected as if the acquisition had occurred on January 1, 2004.

•	The weighted average shares outstanding used to compute earnings per share were increased to reflect the 53,165 shares issued as part of the aggregate purchase price as well as the shares sold in the Company’s initial public offering. The tax effect has been omitted because BabyUniverse believes it can apply its net operating loss carryforwards to profits generated.

The unaudited pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of future consolidated results of BabyUniverse.

	Year Ended December 31,
	2005	2004

Gross sales	$30,430,496	$20,772,899
Net income	$475,875	$898,804
Earnings per common share:
Basic	$0.10	$0.21
Diluted	$0.10	$0.18
Weighted average common shares outstanding:
Basic	4,899,160	4,338,547
Diluted	5,361,377	5,052,338

Note 3 —	Inventory

Inventory, which consists primarily of car seats, strollers, bedding, furniture, baby toys, learning tools and other small items available for sale, is accounted for using the first-in first-out (“FIFO”) method and is valued at the lower of cost or market value. This valuation requires the Company to make judgments, based on currently-available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. Reserves for obsolescence at December 31, 2006 and 2005 amounted to $49,000 and $0, respectively.

We generally own and hold only a portion of the inventory needed to support our level of sales. Although we have continued to increase inventory of those items with lower risk based on higher demand and turnover, a significant portion of the products we offer is owned by our suppliers. This enables us to reduce some of the cost and risk associated with carrying a full inventory of the products we sell. Upon receipt of a customer order for a specific product that will be drop-shipped from a supplier, we simultaneously purchase that product from our supplier, who

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ships it directly to our customer. Since our inception, our business model has minimized inventory risk by maximizing the numbers of products we sell that are owned by others.

Note 4 —	Goodwill

Intangible assets with indefinite lives and goodwill are not amortized, but are tested at least annually for impairment, or if circumstances change that will more likely than not reduce the fair value of the reporting unit below its carrying amount.

On January 13, 2006, BabyUniverse acquired Posh Tots (See Note 2 — Acquisitions). The following table sets forth goodwill, net, as of December 31, 2005 and 2006:

	December 31,	Acquisition/	Impairment	December 31,
	2005	Adjustments	Losses	2006

DreamtimeBaby	$6,620,057	$140,067	$—	$6,760,124
Posh Tots	—	12,071,917	—	12,071,917

	$6,620,057	$12,211,984	$—	$18,832,041

During 2006, the Company recognized additional adjustments to the DreamtimeBaby goodwill of $140,067. These adjustments resulted from additional transaction costs for the DreamtimeBaby acquisition of approximately $43,000, as well as a settlement with the seller that reduced the post-closing working capital adjustment by $97,000. The Company also recognized an additional adjustment during 2006 to the Posh Tots goodwill resulting from a settlement with the seller that reduced the post-closing working capital adjustment by $142,705.

Note 5 —	Intangible Assets

BabyUniverse reviews for the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Identifiable intangible assets are amortized under the straight-line method over the period of expected benefit ranging from three to five years, unless they were determined to be subject to indefinite lives. The following table sets forth the components of intangible assets as of December 31, 2006:

		Gross
	Useful	Carrying		Accumulated
	Life	Amount	Acquisition	Amortization	Net

Dreamtime Baby
Trade name	5 years	$140,000	$—	$(36,167)	$103,833
Non-competition Agreement	3 years	50,000	—	(21,527)	28,473

		190,000	—	$(57,694)	132,306

Posh Tots
Trade name	Indefinite	—	2,200,000	—	2,200,000
Customer list	4 years	—	260,000	(66,667)	193,333
Contents of catalogue/website	3 years	—	200,000	(65,000)	135,000

		—	2,660,000	(131,667)	2,528,333

ePregnancy	3 years	—	184,257	(33,269)	150,988

Total Intangible Assets		$190,000	$2,844,257	$(222,630)	$2,811,627

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Amortization expense for the twelve month period ended December 31, 2006 was $209,602. Estimated amortization expense for the twelve months ending December 31 is as follows:

2007	237,752
2008	232,891
2009	121,150
2010	19,834

Total	$611,627

Note 6 —	Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized using the straight-line method over the estimated useful life of the asset. The Company has elected to capitalize outside development costs related to the development of its software following the guidelines of the AICPA’s Statement of Position (SOP) 98-1 which states that application and development cost associated with the purchase or development of software that is for the internal use of a company, shall be capitalized and depreciated over the estimated useful life of the software.

			Estimated
	2006	2005	Useful Life

Software	$1,674,993	$683,730	5 yrs
Computers and peripherals	607,944	188,179	3 - 5 yrs
Telephone equipment	83,668	33,524	3 yrs
Furniture	337,812	30,652	5 - 7 yrs
Equipment	188,348	33,444	5 - 7 yrs
Leasehold improvements	68,183	9,712

Total	2,960,948	979,241
Less: Accumulated depreciation and amortization	1,024,208	312,448

Net fixed assets	$1,936,740	$666,793

All of the Company’s fixed assets have been pledged as security for the Hercules Technology note payable, see Note 8.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 7 —	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2006	2005

Accounts payable	$4,539,560	$2,621,424
Accrued inventory purchases	9,398	153,023
Accrued accounting fees	120,000	85,000
Accrued payroll and benefits	119,447	53,305
Accrued credit card fees	44,773	47,082
Accrued customer refunds	68,370	34,964
Accrued taxes	6,391	26,739
Other accrued expenses	257,872	119,500

Total accounts payable and accrued expenses	$5,165,811	$3,141,037

Note 8 —	Notes and Capital Lease Payables

Notes and capital leases outstanding at December 31, 2006 and 2005 were as follows:

	December 31,	December 31,
	2006	2005

Note payable, prime rate plus 2.35% (10.6%), due July 2009	$5,000,000	$—
Note payable, at prime (8.25%), due July 2008	2,000,000	—
Unamortized debt discount and finance costs associated with note payable	(689,029)	—
Capital leases	27,960	8,061

Total debt	6,338,931	8,061
Less short-term debt and current maturities	(561,090)	(3,300)

Total Note and Capital Lease Payables - long-term	$5,777,841	$4,761

Hercules Note

On July 11, 2006, the Company completed a $5.0 million debt financing transaction with Hercules Technology Growth Capital, Inc. Proceeds from the financing were used primarily to refinance the Company’s existing debt, thereby enabling the Company to realize a negotiated $1.5 million discount on the $6.0 million note. The pre-payment and principal reduction in the note payable of $1.5 million was recognized in other income and expense as a gain on early extinguishment of debt in accordance with the accounting treatment prescribed by Accounting Principles Board Opinion 26, Early Extinguishment of Debt, and SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Company previously stated in its Form 10-Q for the quarter ended June 30, 2006 (Note 9 — Subsequent Event) that, “The pre-payment and principal reduction in the note payable subsequent to June 30, 2006 will reduce the Company’s goodwill amount related to the Posh Tots acquisition by $1.5 million.” This initial determination as to the proposed accounting treatment was based on limited consideration at that time of the relevant accounting pronouncements applicable to the underlying facts of this transaction. Based on subsequent review and consideration, the Company believes that SFAS 141, “Business Combinations”, is not relevant to the essential facts of this transaction.

The Senior Loan and Agreement (“Loan” or “Loan Agreement”) is for a term of 36 months, at an interest rate equal to the prime interest rate plus 2.35%. The Loan Agreement allows for interest-only payments for 12 months,

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

with principal and interest payments due monthly thereafter. The interest-only period and the term of the Loan may be extended up to six months based on meeting certain financial tests. The Loan is secured by a perfected first priority security interest in all of the Company’s tangible and intangible assets and requires compliance with certain financial covenants, including a current ratio requirement, by which the Company must maintain a current ratio of at least .85 for the quarter ending September 30, 2006, at least .90 for the quarter ending December 31, 2006, and at least 1.0 for each subsequent calendar quarter thereafter. The Company was in compliance with all covenants as of December 31, 2006. (See PART II, OTHER INFORMATION — Item 1A., Risk Factors, for further information.)

In conjunction with the Loan Agreement, the Company issued a warrant to Hercules Technology Growth Capital, Inc. to purchase 91,912 shares of common stock of the Company at an exercise price of $8.16 per share. The warrant vested immediately upon execution of the Loan Agreement and is exercisable for seven years. The Company has evaluated the warrants under the provisions of EITF 00-19 and has determined that it qualifies for equity treatment. Therefore, the pro-rata fair value of the warrant as of July 11, 2006 of $333,034 was classified as debt discount and is being amortized over the 36-month term of the Loan in accordance with Accounting Principles Board Opinion No. 14.

Lydian Note

On December 29, 2006, BabyUniverse, Inc. entered into a Loan Agreement (the “Lydian Loan Agreement”) with Lydian Private Bank, pursuant to which Lydian Private Bank provided a term loan of $2,000,000 to the Company (the “Lydian Loan”), evidenced by a Promissory Note in that principal amount dated December 29, 2006 (the “Lydian Note”). The Lydian Loan bears interest at a floating rate of interest equal to the base rate on corporate loans posted by at least 75% of the nation’s largest banks, known as the “Wall Street Journal Prime,” which interest is payable monthly beginning on February 1, 2007. The maturity date of the Lydian Loan is July 1, 2008, at which time all outstanding principal and accrued but unpaid interest thereunder must be repaid to Lydian Private Bank.

As security for the Lydian Loan, Wyndcrest BabyUniverse Holdings II, LLC, a Florida limited liability company, and Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company, each of which is controlled by John C. Textor, the Company’s Chairman and Chief Executive Officer, pledged to Lydian Private Bank shares of the Company’s Common Stock held by them, which shares also serve as collateral under a loan previously extended to such pledgors by Lydian Private Bank. In addition, each such pledgor and Mr. Textor have executed a guaranty of the Lydian Loan in favor of Lydian Private Bank. The Lydian Loan Agreement and the Lydian Note contain customary events of default for facilities of this type; upon the occurrence of any such event of default, Lydian Private Bank shall be entitled to all rights and remedies available to it against the Company under law and the Lydian Loan Agreement and the Lydian Note, including, without limitation, the right to accelerate and demand immediate repayment of all sums due thereunder.

Note 9 —	Stockholders’ Equity (Deficit)

In October 2004 the Board of Directors authorized the grant of options to purchase 156,372 shares of common stock to three members of the Board of Advisors. One-third of the options vests 4 months from the grant date and the balance vests in equal shares on the following two anniversaries of the grant date. On April 27, 2005 the vesting of all options were accelerated. The options must be exercised within ten years from the grant date. The exercise price of each option is $1.27 per share.

On January 18, 2005, the Board of Directors authorized the grant of options to purchase 52,124 shares of common stock to a member of the Board of Directors. One-third of the options vested 4 months from the grant date and the balance vests in equal shares on the following two anniversaries of the grant date. On April 27, 2005 the vesting of all options were accelerated. The options must be exercised within ten years from the grant date. The exercise price of each option is $6.25 per share.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On April 27, 2005, the holders of approximately 72% of the Company’s then-issued and outstanding common stock, by majority written consent in lieu of a meeting of shareholders, authorized a 525:1 stock split and accompanying amendment to the Company’s amended and restated articles of incorporation. On July 12, 2005, the holders of approximately 78% of the Company’s then-issued and outstanding common stock, by majority written consent in lieu of a meeting of shareholders, authorized a 19:18 stock split and accompanying amendment to the Company’s amended and restated articles of incorporation. All references to numbers of shares in the accompanying financial statements and notes have been adjusted to give retroactive effect to these stock splits.

During 2005, the Board of Directors authorized the grant to three employees and two directors of 177,221 shares of restricted, nonvested stock, with vesting periods ranging between two and four years, in consideration of future services to be rendered to the Company. Unearned compensation of $619,528 was recorded based on the fair values at the dates of grant, and compensation expense is recognized during the vesting periods. Stock-based compensation of $65,842 related to the restricted stock grants was recorded during 2005.

On August 2, 2005, the Company’s Registration Statement on Form S-1 was declared effective for its initial public offering, pursuant to which the Company sold two million shares of common stock at $9.50 per share. The Company’s common stock commenced trading on August 3, 2005. The offering closed on August 8, 2005, and the Company received net proceeds of approximately $16.3 million (after payments to underwriters of $1.9 million, issuance of 130,000 warrants and additional estimated offering expenses of $757,000).

The warrant to purchase 130,000 shares of the Company’s common stock is initially exercisable by the underwriters on or after February 5, 2006 and until the close of business on August 2, 2010 at a purchase price of $11.875 per share. The holders may require the Company to convert the value of this warrant into shares of common stock through a cashless exercise option, in lieu of the payment by the holders of the exercise price. The value of the cashless exercise option would be determined by the excess of the current market price on the exercise date over the exercise price of the shares of common stock. The value so determined would be converted to equivalent shares of common stock by dividing it by the current market price of the common stock on the exercise date. The warrant also contains certain anti-dilution privileges for stock splits, acquisitions, and other restructurings; allows the holder at any time after the exercise date to request the company to file a registration statement for the underlying shares and perform certain other registration related activities as required; provides for certain payments to the holder in the event of delays with respect to the filing of a requested registration statement; and entitles the holder to unlimited “piggyback” registration rights. The Company has evaluated the warrants under the provisions of EITF 00-19 and has determined that it qualifies for equity treatment.

On October 1, 2005, the Company granted 7,500 restricted, non-vested shares to an investor relations firm pursuant to a services agreement dated October 1, 2005. The shares were issued subject to a termination clause in favor of the Company stating that they were unvested and refundable to the Company until January 1, 2006, at which time, the services agreement had not been terminated by the Company, and the shares became fully vested.

On January 13, 2006, we granted options to purchase 50,000 shares of common stock to officers of Posh Tots LLC in connection with the Company’s purchase of the assets of Posh Tots LLC. These options bore an exercise price of $8.10, the closing price on the date of the grant, vested over a two year period and were to expire after 25 months. Subsequent to January 13, 2006, 30,000 options were cancelled in connection with one officer terminating employment with the Company.

On January 13, 2006, we granted options to purchase 75,000 shares of common stock to employees of Posh Tots LLC in connection with the Company’s purchase of the assets of Posh Tots LLC. These options bore an exercise price of $8.10, the closing price on the date of the grant, vested over a three year period and expire after 37 months. Subsequent to January 13, 2006, 15,000 options were cancelled in connection three employees terminating employment with the Company.

On April 3, 2006, the Company granted options to purchase 50,000 shares of common stock to a key employee related to the development and implementation of the BabyTV new media concept. These options bear an exercise

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

price of $9.86, the closing price on the date of the grant, vest quarterly over a four year period and expire after 48 months.

On November 16, 2006, the Company granted options to purchase 2,000 shares of common stock, to an employee. These options bear an exercise price of $6.84, the closing price on the date of the grant, 500 options vested immediately, and the remaining shares vest over two years. These options expire in 25 months.

On December 11, 2006, the Company granted 25,000 restricted shares of the Company’s common stock to an employee. These shares vest over a four year period.

Note 10 —	Operational Reorganization and Restructuring

During the first quarter of 2006, the Company initiated a multi-faceted reorganization and restructuring plan (the “Plan”), which was essentially completed during the second quarter of 2006. The objectives of the Plan were to (1) integrate the business operations of two recent acquisitions with the BabyUniverse e-commerce business in order to achieve greater efficiency, and (2) benefit from certain business strengths and best practices of the acquired organizations. The Plan was comprised of the following specific elements:

•	Open the Company’s new distribution center in 23,000 square feet of leased space in Las Vegas in January 2006.

•	Implement a new warehouse management system for the Las Vegas distribution center by late March 2006.

•	Relocate DreamtimeBaby’s business operations and inventory from its Los Angeles-area headquarters to the Las Vegas distribution center by late March 2006.

•	Relocate the BabyUniverse inventory and distribution activities from its Fort Lauderdale warehouse to the Las Vegas distribution center during February 2006.

•	Restructure the BabyUniverse e-commerce business operations by consolidating certain activities within the Posh Tots’ management organization in Richmond during May 2006.

•	Reorganize and consolidate the senior management organization in corporate offices in Jupiter, Florida during June 2006. The corporate offices house the Company’s executive management organization and certain corporate services including strategic planning, finance, technology, logistics and new media development.

The restructuring expenses related to the Plan were accounted for pursuant to Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses exit or disposal activities including one-time involuntary employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. The total expense incurred for restructuring activities was approximately $506,000, of which $116,000 and $390,000 were recognized during the first and second quarters of 2006, respectively.

The major costs associated with implementing the plan were as follows:

•	One-time termination benefits were provided to certain current employees that were involuntarily terminated pursuant to the Plan, which was announced in February. The affected employees were required to render service through various dates to June 30, 2006 in order to receive the termination benefits. The total expense incurred for one-time termination benefits was approximately $111,000. Approximately $43,000 and $68,000 of one-time termination benefits were recognized as restructuring expenses for the first and second quarters of 2006, respectively.

•	We ceased using leased space for our offices and warehouse in Fort Lauderdale, Florida during the second quarter of 2006. We recognized a liability of $72,752 during the quarter ended June 30, 2006, which

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

represents the fair value of the lease costs that will continue to be incurred under the lease, net of sub-lease opportunities, for its remaining term through May 2008.

•	Other costs incurred as a result of the restructuring include costs to consolidate or close our facilities in Fort Lauderdale and Los Angeles and to relocate certain activities to the Las Vegas distribution center, to Posh Tots’ headquarters in Richmond, and to our corporate office in Jupiter, Florida. The total amount of other restructuring costs was approximately $323,000, of which $74,000 and $249,000 were incurred and recognized as restructuring expenses in the first and second quarters of 2006, respectively.

Note 11 —	Stock Option Plan

The Company’s 2001 Stock Award Plan was amended and restated in April 2005 by our board of directors and shareholders and renamed the “BabyUniverse 2005 Stock Incentive Plan” (Plan) under which officers, key employees, and non-employee directors may be granted options to purchase shares of the Company’s authorized but un-issued common stock. Under the Plan, the exercise price of each option equals the market price of the stock on the date of grant, the graded vesting period generally ranges between two and five years, and the contractual term ranges between two and ten years. See Accounting for Stock Based Compensation in Note 1 — Description of the Company and Summary of Significant Accounting Policies.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Company uses an estimated forfeiture rate of 0% due to limited experience with historical employee forfeitures. The Black-Scholes option pricing model also requires assumptions for risk free interest rates, dividend rate, stock volatility and expected life of an option grant. The risk free interest rates used ranged between 4.2% and 4.84% and were based on the U.S. Treasury Bill rate for maturities consistent with the expected life of the options which ranged between 1 to 3 years. Dividend rates are based on the Company’s dividend history. The stock volatility factor used of 56% was based on a peer group analysis of the stock market prices for eight comparable companies determined by the Company. Expected life is determined using the “simplified method” permitted by the SEC’s Staff Accounting Bulletin 107, since the Company does not have sufficient historical experience. The fair value of each option grant is recognized as compensation expense over the vesting period of the option on a straight line basis.

The following table summarizes information about stock option transactions for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004
		Weighted-		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	104,248	$3.76	777,046	$0.35	675,356	$0.10
Granted	177,000	$8.58	52,124	6.25	156,372	1.27
Exercised	-0-	-0-	(724,922)	0.28	(54,682)	0.04
Forfeited	(45,000)	$8.10	-0-	-0-	-0-	-0-

Outstanding at end of year	236,248	$6.55	104,248	$3.76	777,046	$0.35

Options exercisable at year end	113,082	$4.22	104,248	$3.76	633,368	$0.15
Weighted-average fair value of options granted during the year		$3.03		$1.73		$0.26

As of December 31, 2006, the aggregate intrinsic value of outstanding options was $729,062.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding
		Weighted-Average		Options Exercisable
	Number	Remaining	Weighted	Number	Weighted
	Outstanding	Contractual Life	Average	Exercisable at	Average
Range of Exercise Prices	at 12/31/06	(Years)	Exercise Price	12/31/06	Exercise Price

$0.01 to $3.50	52,124	7.76	$1.27	52,124	$1.27
$3.51 to $7.00	54,124	7.82	$6.34	52,624	$6.27
$7.01 to $9.86	130,000	2.02	$8.78	8,333	$9.86

The Company recorded $130,007 of compensation expense for employee stock options during the year ended December 31, 2006. At December 31, 2006 there was a total of $295,955 of unrecognized compensation costs related to non-vested stock options issued under the plan and $234,643 of unrecognized compensation expense related to unvested restricted stock issued under the 2005 Plan.

During 2006, the Company granted an additional 25,000 of restricted shares under the 2005 Stock Incentive Plan, and 60,167 restricted shares vested. As such, at December 31, 2006 there are 102,054 unvested resticted shares.

As of December 31, 2006, an aggregate of 405,289 shares of common stock are reserved for issuance under the 2005 Stock Incentive Plan. Restricted stock grants and stock option grants were outstanding for an aggregate of 234,054 shares of stock, and 171,235 shares remained available for grant. In addition, there were outstanding options to purchase a total of 104,248 shares of our common stock, and 20,000 shares of restricted stock, which were granted outside of the 2005 Stock Incentive Plan. Shares issued pursuant to the Stock Incentive Plan will be newly-issued and authorized shares of common stock, or treasury shares.

Note 12 —	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	As of December 31,
	2006		2005
	Current	Non-Current	Current	Non-Current

Deferred tax assets:
Net operating loss carryforwards	$2,743,018	$—	$1,212,200	$—
State income tax	—	25,143	13,888	6,651
Accrued expenses	154,759	—	24,499	—
Other	67,154	—	26,008	—

Total net deferred tax assets	2,964,931	25,143	1,276,595	6,651
Deferred tax liabilities:
Depreciation and amortization	—	493,001	19,135	113,490
State income tax	149,251	—	66,082	—

Total deferred tax liabilities	149,251	493,001	85,217	113,490

Net deferred tax assets	2,815,680	(467,858)	1,191,378	(106,839)
Valuation allowance	2,815,680	(467,858)	1,193,445	(95,283)

Total net deferred tax assets	$—	$—	$(2,067)	$(11,556)

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Net deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of realizing such benefit. At December 31, 2006, the Company had net operating loss carryforwards of approximately $6.9 million for federal and $6.8 million for state tax purposes which are set to expire in various years through 2026.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31,
	2006		2005		2004

Income taxes (benefit) at federal statutory rate (34)%	$(1,136,858)	34.0%	$(157,861)	34.0%	$75,161	34.0%
State income taxes, net of federal benefit	(148,172)	4.4%	(20,536)	4.4%	8,258	3.5%
Expenses not deductible for U.S. tax purposes	49,320	(1.5)%	(122,487)	26.4%	2,183	(0.8)%
Change in valuation allowances and other	1,235,709	(36.9)%	328,884	(70.8)%	(85,602)	(36.8)%

Provision for income taxes	$—	0.0%	$28,000	(6.0)%	$—	0.0%

Note 13 —	Commitments and Contingencies

Commitments

The Company leases office and warehouse space as follows:

•	We lease approximately 9,700 square feet of office space in Jupiter, Florida for our corporate headquarters. The lease commenced on April 1, 2006 for a 5-year and 9-month term.

•	We lease 9,800 square feet of office and warehouse space in Ft. Lauderdale, Florida that previously served as our corporate headquarters and distribution center under a lease that expires in May 2008. In June, 2006 the Company entered into a sublease agreement for this space under which the Company is to receive average monthly rents of approximately $9,300 through May 2008

•	We lease approximately 23,000 square feet of warehouse space for our distribution center in Las Vegas, Nevada under the terms of a 5-year lease beginning December 15, 2005 and terminating December 14, 2010.

•	We leased approximately 4,000 square feet of office and warehouse space for our Dreamtime Baby business in Culver City, California under a lease that expired on March 31, 2006.

•	We leased approximately 7,625 square feet of office and warehouse space for the Posh Tots headquarters in Glen Allen, Virginia under a lease that expired on August 31, 2006. On February 28, 2006 we signed a lease for approximately 12,000 square feet of office and warehouse space to replace the existing headquarters space.

Rent expense charged to operations under these operating leases was $667,972, $150,796 and $79,023 for the years ended December 31, 2006, 2005 and 2004, respectively.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Future lease obligations for the years ending December 31 are as follows:

	Operating Leases	Capital Leases

2007	$565,290	$7,558
2008	600,467	5,090
2009	594,877	4,360
2010	607,591	4,263
2011	464,715	4,263
Thereafter	310,182	2,426

Total	$3,234,122	$27,960

Capital leases consist of office and warehouse equipment with capitalized amounts of $39,727 and $15,697 for the years ended December 31, 2006 and 2005, respectively.

Litigation

The Company is engaged in legal actions that arise from time to time in the normal course of business. The Company believes that the ultimate outcome of these actions will not have a material impact on its financial position, results of operations or cash flows.

Sales Tax

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of Florida, Nevada and Virginia from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the states of Florida, Nevada and Virginia could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Florida, Nevada and Virginia. An unfavorable resolution of some or all of these matters could materially affect our business, results of operations, financial position, or cash flows in a particular period.

Note 14 —	Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants, and the non-vested portion of restricted stock.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,
	2006	2005	2004

Net income (loss)	$(3,343,700)	$(492,297)	$221,061
Weighted average common shares outstanding	5,419,872	3,667,913	2,285,382
Basic earnings (loss) per common share	$(0.62)	$(0.13)	$0.10
Dilutive effect of stock options and warrants	—	—	713,787
Common stock and common stock equivalents	5,419,872	3,667,913	2,999,169
Diluted earnings (loss) per share	$(0.62)	$(0.13)	$0.07

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings (loss) per share would have been antidilutive:

	Year Ended December 31,
	2006	2005	2004

Dilutive effect of stock options and warrants	686,497	474,162	713,787

Note 15 —	Segment Information

The Company operates in a single business segment as a leading online retailer and content provider of baby, toddler and maternity products and information through several online websites.

Note 16 —	Quarterly Results

The following tables contain selected unaudited statement of operations information for each quarter of 2006, 2005, and 2004. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Unaudited quarterly results were as follows:

	Year Ended December 31, 2006
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

Net sales	$8,681.2	$8,875.3	$8,524.9	$9,467.8
Gross profit	2,176.6	2,673.6	2,355.2	2,954.5
Income (loss) before income taxes	(2,044.7)	72.9	(1,218.3)	(175.7)
Provision (benefit) for income taxes	0.0	(30)	(13.0)	21.0
Net income (loss)	(2,044.7)	102.9	(1,205.3)	(196.7)
Earnings (loss) per common share:
Basic	(0.36)	0.02	(0.23)	(0.04)
Diluted	(0.36)	0.02	(0.23)	(0.04)

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2005
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

Net sales	$8,169.6	$5,717.2	$5,284.1	$4,535.6
Gross profit	2,457.0	1,498.7	1,285.4	1,048.1
Income (loss) before income taxes	80.3	(125.3)	(322.1)	(97.1)
Provision for income taxes	(28.0)	—	—	—
Net income (loss)	52.3	(125.3)	(322.1)	(97.1)
Earnings (loss) per common share:
Basic	$0.01	$(0.03)	$(0.11)	$(0.04)
Diluted	$0.01	$(0.03)	$(0.11)	$(0.04)

	Year Ended December 31, 2004
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

Net sales	$4,531.6	$3,864.9	$2,767.8	$3,112.3
Gross profit	1,218.5	937.0	658.7	872.1
Income (loss) before income taxes	129.0	45.1	(72.4)	119.4
Provision for income taxes	—	—	—	—
Net income (loss)	129.0	45.1	(72.4)	119.4
Earnings (loss) per common share:
Basic	$0.06	$0.02	$(0.03)	$0.05
Diluted	$0.04	$0.02	$(0.03)	$0.04

The sum of quarterly basic and diluted per share amounts may not equal per share amounts reported for year ended periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

Note 17 —	Transactions With Related Parties

Private Placement of Equity Securities

On September 22, 2006, BabyUniverse, Inc. closed on $2 million in new equity financing. The equity financing was provided by affiliates of Wyndcrest Holdings, LLC, a company controlled by BabyUniverse CEO John Textor. In connection with the financing, the Company received aggregate proceeds of approximately $2 million, based on the issuance of 263,852 shares of common stock priced at $7.58 per share, a 7.5% premium to the closing price on September 22, 2006. These funds will be used for general corporate purposes.

The shares of the common stock issued in the private placement were not registered under the Securities Act of 1933, pursuant to the exemption provided in Section 4(2), and may not be subsequently offered or sold by the investors in the United States absent registration or an applicable exemption from the registration requirements. BabyUniverse filed a Registration Statement on Form S-3 (No. 333-139712) on December 28, 2006 covering registration of the common stock acquired by the investors pursuant to the private placement.

On December 29, 2006, BabyUniverse, Inc. entered into a Loan Agreement (the “Lydian Loan Agreement”) with Lydian Private Bank, pursuant to which Lydian Private Bank provided a term loan of $2,000,000 to the Company (the “Lydian Loan”), evidenced by a Promissory Note in that principal amount dated December 29, 2006 (the “Lydian Note”). The Lydian Loan bears interest at a floating rate of interest equal to the base rate on corporate loans posted by at least 75% of the nation’s largest banks, known as the “Wall Street Journal Prime,” which interest

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

is payable monthly beginning on February 1, 2007. The maturity date of the Lydian Loan is July 1, 2008, at which time all outstanding principal and accrued but unpaid interest thereunder must be repaid to Lydian Private Bank.

As security for the Lydian Loan, Wyndcrest Baby Universe Holdings II, LLC, a Florida limited liability company, and Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company, each of which is controlled by John C. Textor, the Company’s Chairman and Chief Executive Officer, pledged to Lydian Private Bank shares of the Company’s Common Stock held by them, which shares also serve as collateral under a loan previously extended to such pledgors by Lydian Private Bank. In addition, each such pledgor and Mr. Textor have executed a guaranty of the Lydian Loan in favor of Lydian Private Bank. The Lydian Loan Agreement and the Lydian Note contain customary events of default for facilities of this type; upon the occurrence of any such event of default, Lydian Private Bank shall be entitled to all rights and remedies available to it against the Company under law and the Lydian Loan Agreement and the Lydian Note, including, without limitation, the right to accelerate and demand immediate repayment of all sums due thereunder.

Note 18 —	Subsequent Events

Strategic Alternatives

On August 14, 2006, BabyUniverse announced that its Board of Directors decided to begin a process to explore strategic alternatives to enhance shareholder value including, but not limited to, the acquisition of a substantial private company, the acquisition of a complementary public company or a potential sale of the Company. On October 5, 2006, the Company announced that it had retained Banc of America Securities LLC as its financial advisor. There can be no assurance that a transaction will result from this process and the Company does not intend to disclose developments regarding its exploration unless and until the Company’s Board of Directors has approved a specific transaction.

On March 13, 2007, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with eToys Direct, Inc. (“eToys Direct”), an e-commerce and direct marketer of toys and other youth-related products. Under the terms of the Merger Agreement, which has been approved by the Company’s Board of Directors, the Company will exchange shares of its Common Stock, par value $0.001 per share (the “Common Stock”), for all the outstanding shares of eToys Direct. Immediately following the merger contemplated by the Merger Agreement (the “Merger”), BabyUniverse shareholders at the time immediately prior to the Merger will own approximately one-third, and eToys Direct shareholders at the time immediately prior to the Merger will own approximately two-thirds, of the outstanding Common Stock.

The Company and eToys Direct have made customary representations, warranties and covenants to one another in the Merger Agreement. Consummation of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement by the holders of the Common Stock, the repayment by the Company of all of its indebtedness for borrowed money outstanding as of the closing of the Merger, and the absence of any law or order prohibiting the consummation of the Merger. The Merger Agreement contains certain termination rights for both the Company and eToys Direct, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay eToys Direct a termination fee of $1,567,178, and reimburse eToys Direct for the expenses incurred by it in connection with the transaction in a maximum amount of $1,500,000.

BabyUniverse, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Cash	$1,217,322	$3,473,278
Accounts Receivable	632,309	732,186
Inventory, Net	1,832,839	2,048,485
Prepaid Expenses	613,716	331,457

Total Current Assets	4,296,186	6,585,406
Fixed Assets — Net	2,011,242	1,936,740
Intangible Assets — Net	2,752,190	2,811,627
Deposits	142,640	137,760
Goodwill	18,832,041	18,832,041

Total Assets	$28,034,299	$30,303,574

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts Payable	$4,154,782	$4,664,107
Accrued Expenses	304,102	501,704
Gift Certificate Liability	148,463	115,192
Note And Capital Lease Payables — Current Portion	1,083,020	561,090
Deferred Revenue	770,301	787,758

Total Current Liabilities	6,460,668	6,629,851
Deferred Rent	227,411	189,542
Note And Capital Lease Payables — Long Term Portion	5,324,495	5,777,841

Total Liabilities	12,012,574	12,597,234
Stockholders’ Equity
Preferred Stock, $.001 par value, 10,000,000 shares authorized, no shares issued	—	—
Common Stock, $.001 par value, 50,000,000 shares authorized, 5,686,470 shares issued and outstanding at March 31, 2007 and December 31, 2006	5,686	5,686
Additional Paid in Capital	24,002,254	23,943,189
Accumulated Deficit	(7,986,215)	(6,242,535)
Total Stockholders’ Equity	16,021,725	17,706,340

Total Liabilities and Stockholders’ Equity	$28,034,299	$30,303,574

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Operations

	Quarter Ended March 31,
	2007	2006
	(Unaudited)

Gross sales	$9,164,620	$9,997,810
Less — discounts & returns	(626,544)	(529,648)

Net sales	8,538,076	9,468,162
Cost of goods sold	6,085,533	6,513,621

Gross profit	2,452,543	2,954,541

Operating expenses:
Advertising	1,349,211	981,188
Salaries and benefits	1,218,005	793,050
Share-based compensation	50,779	38,032
Technology	67,257	88,484
Restructuring	—	116,585
General and administrative	1,292,621	1,049,005

Total operating expenses	3,977,873	3,066,344

Operating income (loss)	(1,525,330)	(111,803)
Other income (expense):
Interest income	31,229	47,293
Interest expense	(249,579)	(111,211)

Income (loss) before provision for income taxes	(1,743,680)	(175,721)
Provision for income taxes	—	21,000

Net income (loss)	$(1,743,680)	$(196,721)

Earnings (loss) per common share:
Basic	$(0.31)	$(0.04)
Diluted	$(0.31)	$(0.04)
Weighted average common shares outstanding:
Basic	5,686,470	5,296,308
Diluted	5,686,470	5,296,308

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)
(Unaudited)

			Paid in	Unearned	Accumulated
Description	Shares	Amount	Capital	Compensation	Deficit	Total

December 31, 2006	5,686,470	$5,686	$23,943,189	—	$(6,242,535)	$17,706,340

Vesting of restricted stock	—	—	22,832	—	—	22,832
Share based compensation for employee stock options			27,946	—	—	27,946
Options granted to a content provider	—	—	8,287	—	—	8,287
Net Loss — March 31, 2007	—	—	—	—	(1,743,680)	(1,743,680)

March 31, 2007	5,686,470	$5,686	$24,002,254	—	$(7,986,215)	$16,021,725

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Unaudited)

	Quarter Ended March 31,
	2007	2006

Operating activities:
Net income (loss)	$(1,743,680)	$(196,721)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	193,651	101,882
Share-based compensation	50,779	38,032
Amortization of prepaid finance costs	70,405	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	99,877	(33,879)
(Increase) decrease in inventory	215,646	(531,544)
(Increase) decrease in prepaid expenses	(273,972)	30,264
(Increase) in deposits	(4,880)	(96,231)
Increase (decrease) in accounts payable	(509,325)	560,686
(Decrease) in accrued expenses	(197,602)	(31,777)
Increase (decrease) in gift certificate liability	33,271	(12,994)
Increase (decrease) in deferred revenue	(17,457)	434,785
Increase in deferred rent	37,869	2,493

Net cash provided by (used in) operating activities:	(2,045,418)	264,996

Investing activities:
Purchase of fixed assets	(208,716)	(603,335)
Cash paid in acquisition of Posh Tots, net of cash received	—	(5,991,144)

Net cash used in investing activities:	(208,716)	(6,594,479)

Financing activities:
Public offering costs	—	(14,742)
Decrease in capital lease	(1,822)	(786)

Net cash provided by financing activities:	(1,822)	(15,528)

Net (decrease) in Cash	(2,255,956)	(6,345,011)
Beginning Cash	3,473,278	9,925,806

Ending Cash	$1,217,322	$3,580,795

The accompanying notes are an integral part of these consolidated financial statements.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Note 1 —	Description of the Company and Summary of Significant Accounting Policies

The Company

BabyUniverse, Inc. (the “Company”) is a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Through its websites, BabyUniverse.com and DreamtimeBaby.com, the Company is a leading online retailer of brand-name baby, toddler and maternity products in the United States. Through its websites, PoshTots.com and PoshLiving.com, the Company has extended its offerings in the baby and toddler market as a leading online provider of luxury furnishings to the country’s most affluent female consumers. Through its websites, PoshCravings.com, ePregnancy.com and the recently-introduced, BabyTV.com, the Company has also established a recognized platform for the delivery of content and new media resources to a national audience of expectant parents. Customer purchases are shipped directly from the Company’s warehouses, or are drop shipped directly to customers from the Company’s suppliers.

The Company was incorporated on October 15, 1997 under the laws of the State of Florida as Everything But The Baby, Inc. On November 16, 2001, the Company changed its name to BabyUniverse, Inc. The Company operates on a calendar year basis.

On September 13, 2005, the Company acquired 100% of the outstanding capital stock of Huta Duna, Inc., d/b/a DreamtimeBaby.com (“Dreamtime Baby”). The results of Dreamtime Baby’s operations have been included in the consolidated financial statements of the Company since that date.

On January 13, 2006, the Company acquired, through a newly-created wholly-owned subsidiary, substantially all of the assets of PoshTots, LLC, a luxury online retailer of baby and children’s furnishings. The results of operations of PoshTots have been included in the consolidated financial statements of the Company since that date. Through its primary website, www.PoshTots.com, the Richmond-based PoshTots, LLC has long been recognized as a leading online retailer of high-end, artisan-crafted furniture to this country’s most affluent new mothers. Beyond the baby and children’s segments, PoshTots extended its brand with the Fall 2005 introduction of www.PoshLiving.com, offering designer quality home furnishings to its existing and growing base of affluent, predominantly female, customers. In March 2006, PoshTots introduced another new website, www.PoshCravings.com, designed as a content driven initiative targeted at the affluent female customer base already developed by PoshTots.

Strategic Alternatives

On August 14, 2006, the Company announced that its Board of Directors decided to begin a process to explore strategic alternatives to enhance shareholder value including, but not limited to, the acquisition of a substantial private company, the acquisition of a complementary public company or a potential sale of the Company. On October 5, 2006, the Company announced that it had retained Banc of America Securities LLC as its financial advisor.

On March 13, 2007, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with eToys Direct, Inc. (“eToys Direct”), an e-commerce and direct marketer of toys and other youth-related products. Under the terms of the Merger Agreement, which has been approved by the Company’s Board of Directors and the Board of Directors of eToys Direct, the Company will exchange shares of its Common Stock, par value $0.001 per share (the “Common Stock”), for all the outstanding shares of eToys Direct. Immediately following the merger contemplated by the Merger Agreement (the “Merger”), the Company’s shareholders at the time immediately prior to the Merger will own approximately one-third, and eToys Direct shareholders at the time immediately prior to the Merger will own approximately two-thirds, of the outstanding Common Stock the Company.

The Company and eToys Direct have made customary representations, warranties and covenants to one another in the Merger Agreement. Consummation of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement by the holders of the Common Stock, the repayment by the Company

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Notes to Consolidated Financial Statements (Unaudited) — (Continued)

of all of its indebtedness for borrowed money outstanding as of the closing of the Merger, and the absence of any law or order prohibiting the consummation of the Merger. The Merger Agreement contains certain termination rights for both the Company and eToys Direct, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay eToys Direct a termination fee of $1,567,178, and reimburse eToys Direct for the expenses incurred by it in connection with the transaction in a maximum amount of $1,500,000.

Principles of Consolidation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

Reclassifications

Certain account balances in the prior year have been reclassified to permit comparison with the current year.

Basis of Presentation

The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to Consolidated Financial Statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007. The same accounting policies are followed for preparing quarterly and annual financial statements. In the opinion of management, all adjustments necessary for the fair presentation of the results of operations, financial position and cash flows have been included and are of a normal recurring nature.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentration of credit risk are cash. Additionally, the Company maintains cash balances in bank deposit and money market accounts that, at times, may exceed federally insured limits.

Cash

The Company considers cash in banks, commercial paper and other highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition to be cash. The Company’s cash balance as of March 31, 2007 includes $260,000 held by a commercial bank in a certificate of deposit in support of the bank’s $250,000 purchase card credit facility extended to the Company. At March 31, 2007, the Company had cash of approximately $1.2 million.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

Accounts Receivable

The Company’s accounts receivable consist primarily of cash due from credit card companies for orders fulfilled prior to the receipt of funds. No allowance for doubtful accounts has been provided as of March 31, 2007 or December 31, 2006.

Inventory

Inventory, which consists primarily of car seats, strollers, bedding, baby toys, learning tools and other small items available for sale, is accounted for using the first-in first-out (“FIFO”) method, and is valued at the lower of cost or market value. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. As of March 31, 2007 and December 31, 2006, the Company has provided a reserve for inventory obsolescence of $0 and $49,000, respectively.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for Directors and Officers liability insurance, acquisition costs and strategic initiative costs.

Fixed Assets

Fixed assets are stated at historical cost. Depreciation and amortization are computed using the straight line method over the estimated useful life of the asset. Leasehold improvements are amortized over the term of their estimated useful lives or the related leases, whichever is shorter.

The Company capitalizes certain costs incurred in connection with the development of or obtaining internal use software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (“EITF”) 00-2, Accounting for Web Site Development Costs.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At March 31, 2007 and December 31, 2006 the Company determined there was no impairment.

Deposits

Deposits consist of security deposits for the lease of the Company’s office and warehouse facilities.

Goodwill

Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets separate from goodwill. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then an analysis will be performed to compare the implied fair value with the carrying amount of goodwill. An impairment loss would be recognized in an amount

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

equal to the difference. Fair value is generally based upon future cash flows discounted at a rate that reflects the risk involved or market-based comparables. After an impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.

Gift Certificate Liability

The Company sells gift certificates to be exchanged for merchandise at the discretion of the certificate holder. The Company has determined that certificates over one year old, generally, are not redeemed. Certificates of less than one year are recorded as a current liability on the Company’s Consolidated Balance Sheets. Based on historical data, the Company has determined that the dollar value of certificates redeemed, whose age is greater than one year, is immaterial to total revenue.

Deferred Revenue

Deferred revenue represents payments received from customers before products are shipped.

Revenue Recognition

The Company has adopted the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB No. 101) — Revenue Recognition, which defines that revenue is both earned and realizable when the following four conditions are met:

•	Pervasive evidence of an arrangement exists

•	The selling price is fixed or determinable

•	Delivery or performance has occurred

•	Collectibility is reasonably assured

Per SAB No. 104 , which further clarifies SAB No. 101, if merchandise is shipped to customers F.O.B. Shipping Point, title is considered to have transferred to the customer at the time the merchandise is delivered to the carrier. The Company’s policy is to ship F.O.B. Shipping Point from its warehouses and drop ship locations, and therefore delivery is deemed to have occurred at time of shipment.

The Company has also adopted EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as its formal guidelines for the recognition of revenue in its financial statements. All sales are completed through the Company and liability for product purchases is paid by the Company. Therefore, the Company recognizes the gross sales price as its revenue at the time that the product is delivered to the carrier.

Return allowances, which reduce product revenue, are estimated using historical experience.

Cost of Goods Sold

Cost of goods sold consists of the purchase price of the Company’s products that were sold, inbound and outbound shipping costs, and purchase discounts and credits that the Company earned.

Advertising

The Company’s marketing consists primarily of online advertising with a number of Internet providers, which includes portal advertising, search engine marketing, other programs designed to educate customers about the Company’s brands and products and commissions paid to online comparison shopping sites. All advertising costs are expensed as incurred.

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

Share-Based Compensation

Effective upon the commencement of the Company’s fiscal year that began on January 1, 2006, the Company adopted the accounting and disclosure provisions of SFAS No. 123(R), Share-Based Payments, which requires that new, modified and unvested share based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period.

The Company adopted SFAS No. 123(R) using the modified prospective application transition method. Under the modified prospective application transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards at the date of adoption, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123, Accounting for Stock-Based Compensation, for either recognition or pro forma disclosures. As part of adopting the modified prospective approach during the transitional period, the Company considered the determination of a one-time cumulative effect adjustment for the portion of stock options granted prior to January 1, 2006 that had not vested. However, as of January 1, 2006, no cumulative effect adjustment was required, because the requisite service had previously been fully rendered for outstanding awards, and because the Company accounted for the Plan under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, instead of SFAS No. 123.

As of March 31, 2007, an aggregate of 405,289 shares of common stock are reserved for issuance under the Company’s 2005 Stock Incentive Plan. Restricted stock grants and stock option grants were outstanding for an aggregate of 102,054 and 117,000 shares, respectively, and 186,235 shares remained available for grant. In addition, there were outstanding options to purchase a total of 154,248 shares of the Company’s common stock, and 30,000 shares of restricted stock, which were granted outside of the Company’s 2005 Stock Incentive Plan. Shares issued pursuant to the Stock Incentive Plan will be newly-issued and authorized shares of common stock, or treasury shares.

Technology

Technology costs are expensed as incurred, except in those circumstances where the costs are related to the development of internal use software and website development. In accordance with SOP 98-1, these costs are capitalized and depreciated over a 5-year period. During the quarters ended March 31, 2007 and 2006, the Company capitalized costs of $119,995 and $214,234, respectively.

Income Taxes

The Financial Accounting Standards Board (FASB) issued SFAS No. 109, Accounting for Income Taxes, which requires companies to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future year’s differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

Beginning January 1, 2007, the Company adopted the provisions of FASB’s Financial Interpretation Number 48 (FIN No. 48) — Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits.

Effective January 1, 2007, the Company adopted FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN No. 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN No. 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The adoption of FSP FIN 48-1 did not have an impact on the accompanying financial statements.

Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, basic earnings per share (EPS) is computed by dividing the net earnings (loss) from operations for the period by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities.

For the quarters ended March 31, 2007 and 2006, the Company reported net losses. The diluted earnings per share are not presented for those periods since the effect is antidilutive.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses, approximate fair value as of March 31, 2007, as a result of the relatively short maturity of these instruments. Notes and capital leases are reflected at fair value and are recorded net of the unamortized discount.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines the fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that the adopting company has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact SFAS No. 157 may have on its consolidated financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

quantification of financial statement errors based on the effects on each of the Company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. Management does not expect SAB No. 108 to have a material impact, if any, on its consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of SFAS No. 158 is not permitted. Management does not expect adoption of SFAS No. 158 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management does not expect adoption of FASB No. 159 to have a material impact, if any, on the Company’s consolidated financial position or results of operations.

Note 2 —	Goodwill

Intangible assets with indefinite lives and goodwill are not amortized, but are tested at least annually for impairment, or if circumstances change that will more likely than not reduce the fair value of the reporting unit below its carrying amount.

The following table sets forth goodwill, net, as of December 31, 2006 and March 31, 2007 (unaudited):

			Impairment	March 31,
	December 31, 2006	Acquisition	Losses	2007

Dreamtime Baby	$6,760,124	—	—	$6,760,124
PoshTots	12,071,917	—	—	12,071,917

Total Goodwill	$18,832,041	—	—	18,832,041

Note 3 —	Intangible Assets

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. During the quarter ended March 31, 2006, the Company acquired PoshTots. (See Note 1, The Company)

Identifiable intangible assets are amortized under the straight-line method over the period of expected benefit ranging from three to five years, unless they were determined to be subject to indefinite lives. The following table sets forth the components of intangible assets as of March 31, 2007 (unaudited):

		Gross
	Useful	Carrying		Accumulated
	Life	Amount	Acquisition	Amortization	Net

Dreamtime Baby
Trade name	5 years	$140,000	$—	$(43,167)	$96,833
Non-competition Agreement	3 years	50,000	—	(25,694)	24,306

		190,000	—	(68,861)	121,139

Posh Tots
Trade name	Indefinite	2,200,000	—	—	2,200,000
Customer list	4 years	260,000	—	(82,917)	177,083
Contents of catalogue/website	3 years	200,000	—	(81,667)	118,333

		2,660,000	—	(164,584)	2,495,416
ePregnancy	3 years	184,257	—	(48,622)	135,635

Total Intangible Assets		$3,034,257	$—	$(282,067)	$2,752,190

Amortization expense for the three months ended March 31, 2007 and 2006 was $59,438 and $44,083, respectively. Estimated amortization expense remaining for the periods ending December 31, are as follows (unaudited):

2007	$178,314
2008	232,891
2009	121,150
2010	19,835

$552,190

Note 4 —	Note And Capital Lease Payables

Debt outstanding at March 31, 2007 (unaudited) and December 31, 2006 was as follows:

	March 31,	December 31,
	2007	2006

Note payable, prime rate plus 2.35% (10.6%), due July 2009	$5,000,000	$5,000,000
Note payable, at prime (8.25%) due July 2008	2,000,000	2,000,000
Unamortized debt discount and finance costs associated with note payable	(618,623)	(689,029)
Capital leases	26,138	27,960

Total notes payable and capital leases	6,407,515	6,338,931
Less: Current maturities	(1,083,020)	(561,090)

Total notes payable and capital leases	$5,324,495	$5,777,841

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

On May 15, 2007, the Company informed its lender for the $5,000,000 note payable that the Company was in default of its working capital loan covenant for failure to maintain a working capital ratio of 1.0 as of March 31, 2007. Under the senior loan and security agreement controlling such note payable, the Company has a period of 45 days from the date of such notification of default to complete a financing transaction resulting in the cure of the default. The Company will need to close a financing transaction that will enable it to cure the default within the 45 day period. There can be no assurance that the Company will be able to complete such a financing, or, if so able, that such financing will be on terms acceptable to the Company.

Note 5 —	Reorganization and Restructuring

During the first quarter of 2006, the Company initiated a multi-faceted reorganization and restructuring plan (the “Plan”), which was completed during the second quarter of 2006. The objectives of the Plan were to (1) integrate the business operations of two recent acquisitions with the BabyUniverse e-commerce business in order to achieve greater efficiency, and (2) benefit from certain business strengths and best practices of the acquired organizations. The Plan was comprised of the following specific elements:

•	Opening the Company’s new distribution center in 24,000 square feet of leased space in Las Vegas in January 2006.

•	Implementing a new warehouse management system for the Las Vegas distribution center in March 2006.

•	Relocating DreamtimeBaby’s business operations and inventory from its Los Angeles-area headquarters to the Las Vegas distribution center during March 2006.

•	Relocating the BabyUniverse inventory and distribution activities from its Fort Lauderdale warehouse to the Las Vegas distribution center during February 2006.

•	Restructuring the BabyUniverse e-commerce business operations by consolidating substantially all activities within the PoshTots’ management organization in Richmond during May 2006.

•	Reorganizing and consolidating the senior management organization in corporate offices in Jupiter, Florida during June 2006. The corporate offices house the Company’s executive management organization and certain corporate services including strategic planning, finance, technology, logistics and new media development.

The restructuring expenses related to the Plan have been accounted for pursuant to SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses exit or disposal activities including one-time involuntary employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees.

The major costs associated with implementing the plan were as follows:

•	One-time termination benefits were provided to certain employees that were involuntarily terminated pursuant to the Plan, which was announced in February of 2006. The affected employees were required to render service through various dates to June 15, 2006 in order to receive the termination benefits. The total amount paid for one-time termination benefits was approximately $118,000. Approximately $49,000 was recognized as restructuring expenses for the quarter ended March 31, 2006, including $6,930 which was paid during the quarter.

•	The Company entered into a sublease for the remainder of the term of the operating lease for its offices and warehouse in Fort Lauderdale, Florida.

•	Other costs incurred as a result of the restructuring include costs to close the Company’s facilities in Fort Lauderdale and Los Angeles and to relocate certain activities to the Las Vegas distribution center, to PoshTots’ headquarters in Richmond, and to the Company’s corporate office in Jupiter, Florida. The total

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

amount paid for other restructuring costs was approximately $95,000, of which approximately $68,000 was recognized as restructuring expenses for the quarter ended March 31, 2006.

Note 6 —	Earnings (Loss) Per Share

Basic earnings (loss) per share are based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share are based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Quarter Ended March 31, (Unaudited)
	2007	2006

Net income (loss)	$(1,743,680)	$(196,721)
Weighted average common shares outstanding	5,686,470	5,296,308
Basic earnings (loss) per common share	$(0.31)	$(0.04)
Dilutive effect of stock options and warrants	—	—
Common stock and common stock equivalents	5,686,470	5,296,308
Diluted earnings (loss) per share	(0.31)	(0.04)

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings (loss) per share would have been antidilutive:

	Quarter Ended March 31, (Unaudited)
	2007	2006

Dilutive effect of stock options and warrants	727,249	636,398

Note 7 —	Stock Options

The Company amended its 2001 Stock Award Plan in April 2005 and renamed it the 2005 Stock Incentive Plan. Under the Company’s 2005 Stock Incentive Plan, the exercise price of each option equals the market price of the stock on the date of grant, the graded vesting period generally ranges between two and five years, and the contractual term ranges between two and ten years.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Company uses an estimated forfeiture rate of 0% due to limited experience with historical employee forfeitures. The Black-Scholes option pricing model also requires assumptions for risk-free interest rates, dividend rate, stock volatility and expected life of an option grant. The risk free interest rate is based on the U.S. Treasury Bill rate with a maturity based on the expected life of the options. Dividend rates are based on the Company’s dividend history. The stock volatility factor is based on a peer group analysis of the stock market prices for seven comparable companies determined by the Company. Expected life is determined using the “simplified method” permitted by the SEC’s SAB No. 107, since the Company does not have sufficient historical experience. The fair value of each option grant is recognized as compensation expense over the vesting period of the option on a straight line basis.

In February 2007, the Company granted options to purchase up to 50,000 shares of the Company’s common stock with an exercise price of $6.16 in exchange for the rights to broadcast certain content on BabyTV.com for a period of 18 months. The options vest 50% in two months with the remaining 50% vesting in equal monthly amounts over a 16 month period and expire in 30 months. During the quarter ended March 31, 2007, options to purchase 15,000 shares of the Company’s common stock were forfeited by former employees. For stock options

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

granted during the quarter ended March 31, 2007, the fair value was estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions:

Risk-free interest rate	4.84%
Dividends	—
Volatility factor	56%
Expected life	2.5 years
Annual forfeiture rate	0%

The following table summarizes information about stock option transactions for the quarters ended March 31, 2007 and 2006 (unaudited):

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of the quarter	236,248	$6.55	104,248	$3.76
Granted	50,000	$6.16	125,000	$8.10
Exercised	—	—	—	—
Forfeited	(15,000)	$8.10	—	—

Outstanding at end of the quarter	271,248	$6.39	229,248	$6.13

Options exercisable at end of quarter	141,415	$5.05	104,248	$3.76

Weighted average fair value of options granted during the quarter		$2.36		$2.76

The following table summarizes information about stock options outstanding at March 31, 2007 (unaudited):

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number
	Outstanding	Remaining	Average	Exercisable	Weighted
	at March 31,	Contractual	Exercise	at March 31,	Average
Range of Exercise Prices	2007	Life	Price	2007	Exercise Price

$0.01 to $3.50	52,124	6.76	$1.27	52,124	$1.27
$3.51 to $7.00	104,124	4.34	$6.22	52,624	$6.26
$7.01 to $9.86	115,000	1.00	$8.86	36,667	$8.70

The Company recorded $27,946 and $29,097 of compensation expense for employee stock options during the three month periods ended March 31, 2007 and 2006 , respectively. At March 31, 2007 there was a total of $136,870 of unrecognized compensation costs related to non-vested share-based compensation arrangements under the Company’s 2005 Stock Incentive Plan. The cost is expected to be recognized over a weighted average period of 1.25 years.

During the three months ended March 31, 2007, the Company did not grant any additional restricted shares under the Company’s 2005 Stock Incentive Plan, and no restricted shares vested. As such, at March 31, 2007 there are 102,054 unvested restricted shares.

As of March 31, 2007, an aggregate of 405,289 shares of common stock are reserved for issuance under the 2005 Stock Incentive Plan. Restricted stock grants and stock option grants were outstanding for an aggregate of 102,054 and 117,000 shares of common stock, respectively, and 186,235 shares of common stock remained available for grant. In addition, there were outstanding options to purchase a total of 154,248 shares of our common

BabyUniverse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

stock, and 30,000 shares of restricted stock, which were granted outside of the Company’s 2005 Stock Incentive Plan. Shares issued pursuant to the Stock Incentive Plan will be newly-issued and authorized shares of common stock, or treasury shares.

Note 8 —	Income Taxes

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states. With one exception, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2001. None of the tax years subject to examination are currently under examination by a tax authority and the Company has not received notice of the intent by any tax authority to commence an examination.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. As a result of the implementation of FIN No. 48, the Company did not recognize any liability for unrecognized tax benefits, since the Company has concluded that all of its tax positions are highly certain of being upheld upon examination by federal or state tax authorities.

ETOYS DIRECT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-49
Consolidated Balance Sheets as of February 3, 2007 and January 28, 2006	F-50
Consolidated Statements of Operations for the Years Ended February 3, 2006 and January 28, 2006 and the Period from May 10, 2004 (Inception) to January 29, 2005	F-51
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended February 3, 2007 and January 28, 2006 and the Period from May 10, 2004 (Inception) to January 29, 2005	F-52
Consolidated Statements of Changes in Cash Flows for the Years Ended February 3, 2007 and January 28, 2006 and the Period from May 10, 2004 (Inception) to January 29, 2005	F-53
Notes to Consolidated Financial Statements as of and for the Years Ended February 3, 2007 and January 28, 2006 and the Period from May 10, 2004 (Inception) to January 29, 2005	F-54

Report of Independent Auditors

The Board of Directors and Shareholders
eToys Direct, Inc.

We have audited the accompanying consolidated balance sheets of eToys Direct, Inc. (the Company), as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for the years ended February 3, 2007 and January 28, 2006 and period from May 10, 2004 (inception) to January 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eToys Direct, Inc., at February 3, 2007 and January 28, 2006, and the consolidated results of its operations and its cash flows for the years ended February 3, 2007 and January 28, 2006 and period from May 10, 2004 (inception) to January 29, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 29, 2006, the Company changed its method for accounting for share-based compensation to adopt the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments.

/s/  Ernst & Young, LLP

March 29, 2007
Denver, Colorado

eToys Direct, Inc.

Consolidated Balance Sheets

	February 3	January 28
	2007	2006

ASSETS
Cash and cash equivalents	$1,773,836	$2,671,608
Accounts receivable, net	1,611,055	2,381,129
Inventory, net	14,830,007	17,810,907
Prepaid expenses	1,690,618	1,322,504

Total current assets	19,905,516	24,186,148
Fixed assets, net	3,874,502	3,118,348
Other assets	299,984	299,984
Assets related to discontinued operations	2,104,588	8,445,239

Total assets	$26,184,590	$36,049,719

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,029,232	$7,395,078
Accrued expenses and other current liabilities	7,854,789	5,921,379
Note payable — related party	53,000,000	39,000,000
Interest payable — related party	570,295	380,362
Capital leases — current	504,272	1,317,982

Total current liabilities	64,958,588	54,014,801
Capital lease — long-term	341,465	—
Deferred rent	71,708	129,089
Liabilities related to assets held for sale	152,181	424,703

Total liabilities	65,523,942	54,568,593
Shareholders’ deficit:
Preferred Stock, $.01 par value, 13,000,000 shares authorized, 11,596,381 and 9,897,337 shares issued and outstanding as of February 3, 2007 and January 28, 2006, respectively	6,968,786	6,119,264
Common Stock, $.01 par value, 20,000,000 shares authorized, 9,225,000 shares issued and outstanding as of February 3, 2007 and January 28, 2006, respectively	92,250	92,250
Additional paid-in capital	2,764,328	3,589,786
Accumulated deficit	(49,164,716)	(28,320,174)

Total shareholders’ deficit	(39,339,352)	(18,518,874)

Total liabilities and shareholders’ deficit	$26,184,590	$36,049,719

See accompanying notes.

eToys Direct, Inc.

Consolidated Statements of Operations

			Period from
			May 10, 2004
	Year Ended	Year Ended	(Inception) to
	February 3	January 28	January 29
	2007	2006	2005

Net sales	$116,543,241	$105,086,285	$86,000,730
Cost of sales	78,916,261	75,312,484	60,089,518

Gross profit	37,626,980	29,773,801	25,911,212
Operating expenses:
Fulfillment	12,305,121	15,737,000	11,015,204
Selling and marketing	18,375,046	18,899,614	12,029,058
General and administrative	12,358,312	10,183,430	8,035,388

Total operating expenses	43,038,479	44,820,044	31,079,650
Operating loss	(5,411,499)	(15,046,243)	(5,168,438)
Other expense, net	(22,744)	(56,531)	—
Interest expense, net	(6,049,976)	(3,537,438)	(1,474,413)

Loss from continuing operations before income taxes	(11,484,219)	(18,640,212)	(6,642,851)
Income tax benefit	—	—	—

Loss from continuing operations	(11,484,219)	(18,640,212)	(6,642,851)
Loss from discontinued operations, net	(9,360,323)	(3,037,110)	—

Net loss	$(20,844,542)	$(21,677,322)	$(6,642,851)

See accompanying notes.

eToys Direct, Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
Years Ended February 3, 2007 and January 28, 2006 and
Period From May 10, 2004 (Inception) to January 29, 2005

					Additional
	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances at May 10, 2004 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of preferred stock	—	—	6,242,000	3,121,000	—	—	3,121,000
Issuance of common stock	9,225,000	92,250	—	—	4,520,250	—	4,612,500
Issuance of preferred stock for preferred stock dividend	—	—	581,447	290,723	(290,723)	—	—
Net loss	—	—	—	—	—	(6,642,851)	(6,642,851)

Balances at January 29, 2005	9,225,000	92,250	6,823,447	3,411,723	4,229,527	(6,642,851)	1,090,649
Issuance of preferred stock	—	—	1,794,408	2,067,800	—	—	2,067,800
Issuance of preferred stock for preferred stock dividend	—	—	1,279,482	639,741	(639,741)	—	—
Net loss	—	—	—	—	—	(21,677,323)	(21,677,323)

Balances at January 28, 2006	9,225,000	92,250	9,897,337	6,119,264	3,589,786	(28,320,174)	(18,518,874)
Issuance of preferred stock for preferred stock dividend	—	—	1,699,044	849,522	(849,522)	—	—
Stock-based compensation, net	—	—	—	—	24,064	—	24,064
Net loss	—	—	—	—	—	(20,844,542)	(20,844,542)

Balances at February 3, 2007	9,225,000	$92,250	11,596,381	$6,968,786	$2,764,328	$(49,164,716)	$(39,339,352)

See accompanying notes.

eToys Direct, Inc.

Consolidated Statements of Cash Flows

			Period from
			May 10, 2004
	Year Ended	Year Ended	(Inception) to
	February 3	January 28	January 29
	2007	2006	2005

Operating Activities
Loss from continuing operations	$(11,484,219)	$(18,640,212)	$(6,642,851)
Loss from discontinued operations	(9,360,323)	(3,037,110)	—
Adjustments to reconcile net cash used in operating activities:
Depreciation and amortization	986,165	696,964	303,960
Stock-based compensation	24,064	—	—
Change in operating assets and liabilities:
Accounts receivable	770,074	710,078	(3,391,191)
Inventory	2,980,900	(1,722,979)	(16,087,928)
Prepaid expenses	(368,114)	52,040	(974,544)
Accounts payable, accrued expenses, and other liabilities	(2,299,884)	5,619,717	8,206,190

Net cash used in operating activities — continuing operations	(9,391,014)	(13,284,392)	(18,586,364)
Net cash used in operating activities — discontinued operations	(3,292,194)	(10,275,634)	—

Net cash used in operating activities	(12,683,208)	(23,560,026)	(18,586,364)
Investing Activities
Purchase of fixed assets	(1,742,319)	(1,516,402)	(689,401)

Net cash used in investing activities — continuing operations	(1,742,319)	(1,516,402)	(689,401)
Net cash used in investing activities — discontinued operations	—	(712,271)	—

Net cash used in investing activities	(1,742,319)	(2,228,673)	(689,401)
Financing Activities
Proceeds from related-party note payable	34,000,000	36,500,000	27,500,000
Repayments of related-party note payable	(20,000,000)	(11,000,000)	(14,000,000)
Payment of finance fees	—	—	(400,000)
Principal payments on capital lease	(472,245)	(412,737)	(252,491)
Proceeds from issuance of preferred stock	—	2,067,800	3,121,000
Proceeds from issuance of common stock	—	—	4,612,500

Net cash used in financing activities — continuing operations	13,527,755	27,155,063	20,581,009
Net cash used in financing activities — discontinued operations	—	—	—

Net cash used in financing activities	13,527,755	27,155,063	20,581,009
Beginning cash and cash equivalents	2,671,608	1,305,244	—
Increase in cash and cash equivalents	(897,772)	1,366,364	1,305,244

Ending cash and cash equivalents	$1,773,836	$2,671,608	$1,305,244

Supplemental cash flow information
Interest paid	$7,000,633	3,419,950	936,663
Taxes paid	—	—	—
Supplemental noncash information
Preferred stock issued for preferred dividends due	849,522	639,741	290,723
Acquisition of capital lease obligation	—	—	1,983,209

See accompanying notes.

eToys Direct, Inc.

Notes to Consolidated Financial Statements
Years Ended February 3, 2007 and January 28, 2006 and
Period From May 10, 2004 (Inception) to January 29, 2005

1.	Organization of Business and Summary of Significant Accounting Policies

Description of Business

eToys Direct, Inc. (the Company or eToys), a Delaware corporation, is a provider of toys and related products via the Internet and catalogs. The Company was incorporated on February 6, 2004, and began operations on May 10, 2004, with the acquisition of certain assets formerly operated as KBToys.com. This was followed by the acquisition in June 2004 of certain assets formerly operated as My Twinn. The Company is a majority owned subsidiary of D.E. Shaw Laminar Portfolios, L.L.C. (D.E. Shaw.)

Fiscal Year

The Company reports its financial results on a 52- or 53-week fiscal year ending on the Saturday closest to January 31. The fiscal year is named for the calendar year preceding that January 31. Fiscal year 2006 was a 53-week year, and fiscal year 2005 was a 52-week year. The period from May 10, 2004 to January 29, 2005 is referred to herein as the period ended January 29, 2005.

Basis of Consolidation and Presentation

The consolidated financial statements presented include the accounts of eToys and all wholly owned subsidiaries. All significant intercompany balances and transactions among consolidated entities have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Concentrations of Risk

The Company maintains its cash and cash equivalents primarily with one major financial institution in the United States in the form of demand deposits. Deposits in this bank may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its cash and cash equivalents.

The Company’s net revenues are primarily derived from a large number of customers who pay for their purchases using credit cards. The Company uses third-party agencies to process and collect the receipts from these transactions. As of February 3, 2007, and January 28, 2006, amounts due from these agencies amounted to $167,431 and $236,890, respectively. The Company also has accounts receivable from its distributors and manufacturers for product rebates, cooperative advertising, and volume discounts. The Company determined that no allowance for bad debt expense was necessary at February 3, 2007, and January 28, 2006.

One customer accounted for 10%, 9%, and 10% of net revenues for the years ended February 3, 2007 and January 28, 2006, and the period ended January 29, 2005, respectively.

The Company’s ability to acquire products is dependent on its relationship with various suppliers from whom it purchases toys and related products. Additionally, the Company is dependent upon a number of third parties for customer service and support, hosting of its system infrastructure and database servers, and delivery of the

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

Company’s products. If the product or service of any of these third parties is interrupted, it could have a material adverse impact on the Company’s operations.

Cash and Cash Equivalents

The Company considers all highly liquid securities with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories primarily consist of toys and are stated at the lower of weighted-average cost or market. The Company writes down inventory for estimated obsolescence or damage for the excess cost of the inventory over estimated market value based upon assumptions about future demand and market conditions. Inherent in this valuation are significant management judgments and estimates, including, among others, assessments concerning obsolescence and shrinkage rates.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid computer maintenance and support, prepaid packing and warehouse supplies, prepaid medical insurance, and prepaid business insurance.

Fixed Assets

Fixed assets, which include equipment, computers, and software, furniture and fixtures, and leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives, ranging from three to eight years, or the life of the lease, whichever is shorter. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized as a gain or loss on disposition of the assets in other income (expense). Routine maintenance and repairs are expensed as incurred. Leased property meeting capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Deferred Rent

The Company leases office and warehouse space and other equipment under operating lease agreements which generally contain scheduled rent increases. The Company recognizes rent expense on noncancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as deferred rent.

Fair Values

The carrying amount of the Company’s cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value. The note payable is due to a related party for which like terms cannot be replicated by the Company in an arms length transaction.

Revenue Recognition

Net sales are derived by the Company from Internet and catalog sales of products sold under the Company’s own brands and brands licensed from partners, and providing supply and fulfillment services to others. Net sales that are derived from Internet and catalog sales of products by the Company and through the Company’s partners’ e-commerce businesses are recorded net of allowances for returns and promotional discounts and include outbound shipping charges and other product-related services such as gift wrapping.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company recognizes revenues from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Additionally, revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: 1) the delivered item has value to the customer on a standalone basis; 2) there is objective and reliable evidence of the fair value of undelivered items; and 3) delivery of any undelivered item is probable.

The Company recognizes revenue from product sales, net of estimated returns based on historical experience and current trends upon shipment of products to customers. The Company ships the majority of products from its fulfillment center in Blairs, Virginia. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that the Company operates, the Company takes title to the goods, and has the economic risk related to collection, customer service, and returns. The Company considers the criteria of Emerging Issues Task Force (EITF) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining the appropriate revenue recognition treatment. Generally, when the Company is the primary obligor in a transaction, has general inventory risk, establishes the selling price, has discretion in supplier selection, has physical loss inventory risk after order placement or during shipping, and has credit risk, or when management determines that the preponderance of these criteria have been met, the Company records revenue gross as a principal.

Cost of Sales

Cost of sales include the cost of products sold, the related inbound freight costs for these products, as well as outbound shipping and handling costs incurred by the Company and provisions for inventory shortages.

Vendor Allowances

The Company receives concessions from its vendors through a variety of programs and arrangements, including cooperative advertising and markdown reimbursement programs. Cooperative advertising allowances are reported as a reduction of advertising expense included in selling and marketing expense in the period in which the advertising occurred. All other vendor allowances are recognized as a reduction of cost of sales.

Shipping and Handling Expenses

In accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, outbound shipping charges billed to customers are included in net sales and amounted to $16.6 million for the year ended February 3, 2007, $14.1 million for the year ended January 28, 2006, and $11.4 million for the period ended January 29, 2005. Outbound shipping and handling charges incurred by the Company are included within cost of sales and amounted to $13.7 million for the year ended February 3, 2007, $11.8 million for the year ended January 28, 2006, and $8.2 million for the period ended January 29, 2005.

Fulfillment Expenses

The Company defines fulfillment costs as personnel, occupancy, and other costs associated with its Blairs, Virginia, fulfillment center, personnel and other costs associated with its logistical support and vendor operations departments, and third-party warehouse and fulfillment services costs.

Selling and Marketing

Sales and marketing expenses include customer service costs, credit card fees, royalty expenses, net advertising, and promotional expenses incurred by the Company on behalf of its partners’ e-commerce businesses, and payroll related to the buying, business management, and marketing functions of the Company. Net partner revenue share charges are royalty payments made to the Company’s partners in exchange for the use of their brands,

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

the promotion of its partners’ URLs, Web sites, and toll-free telephone numbers in whose marketing and communications materials, the implementation of programs to provide incentives to customers to shop through the e-commerce businesses that the Company operates for its partners, and other programs and services provided to the customers of the e-commerce businesses that the Company operates for its partners, net of amounts reimbursed to the Company by its partners. Partner royalty expenses were $4.3 million for the year ended February 3, 2007, $3.2 million for the year ended January 28, 2006, and $2.8 million for the period ended January 29, 2005.

Advertising

Advertising costs include online marketing efforts, print advertising, and other direct marketing strategies, and are generally expensed as incurred in accordance with the AICPA Accounting Standards Executive Committee’s Statement of Position (SOP) 93-7, Reporting on Advertising Costs. Online marketing fees and media placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising costs were $8.9 million for the year ended February 3, 2007, $10.3 million for the year ended January 28, 2006, and $4.9 million for the period ended January 29, 2005, and are included in selling and marketing expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method whereby deferred income taxes are recorded for the temporary differences between the amounts of assets and liabilities reported in the consolidated financial statements and amounts as measured for tax purposes. A valuation allowance is recorded when management believes it is more likely than not that the Company will not utilize a portion or all of its net deferred tax assets.

Stock-Based Compensation

Effective January 29, 2006, using the prospective method, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-based Payment, which requires the Company to measure compensation expense for share-based awards issued after January 29, 2006, at fair value and recognize compensation expense over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Management considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

In accordance with the prospective method of adoption, for all stock-based awards issued prior to January 29, 2006, the Company continues to account for these awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employee, and related interpretations. The intrinsic value method of accounting results in compensation expense for stock options to the extent option exercise prices were set below market prices on the date of grant.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 establishes a recognition threshold and measurement for income tax positions recognized in the Company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a two-step evaluation process for tax positions. The first step is recognition and the second step is measurement. In evaluating a tax position for recognition, the Company judgmentally evaluates whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company’s financial statements. The Company anticipates that adoption of FIN No. 48 will have no significant

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

impact on the Company’s financial position or results of operations. The provisions of FIN No. 48 are effective for the Company beginning on February 4, 2002.

2.	Continuing Losses

Since the Company’s inception on May 10, 2004, the Company has not achieved a profit. Management believes the Company can achieve profitability with continued sales growth, but there are no assurances whether the Company will be profitable in the future.

Management has obtained the commitment of D.E. Shaw to continue financial support to enable the Company to continue as a going concern through a minimum of February 2008.

3.	Acquisitions

KB Online Asset Purchase

On May 10, 2004, the Company completed its acquisition of certain assets from KB Toys, Inc. and related entities pursuant to an asset purchase agreement dated March 31, 2004, as amended May 10, 2004, for $8,005,961 in cash and assumed liabilities of $2,000,943 (the KB Online Asset Purchase).

The following table summarizes the allocation of the estimated fair values of the assets acquired and liabilities assumed in the KB Online Asset Purchase:

Inventory	$7,378,381
Prepaid, net	645,314
Capital warehouse lease	1,983,209

Total assets acquired	10,006,904
Capital lease obligation	(1,983,209)
Other liabilities	(17,734)

Liabilities assumed	(2,000,943)

Net assets acquired	$8,005,961

My Twinn Online Asset Purchase

On June 1, 2004, the Company completed its acquisition of all principle assets of The Lifelike Company, Inc. (My Twinn), pursuant to an asset purchase agreement executed on March 31, 2004, for $1,071,000 in cash. The entire acquisition price was allocated to inventory.

Silvestri Asset Purchase

On April 22, 2005, the Company completed the acquisition of all principle assets of Silvestri, pursuant to an asset purchase agreement executed on the same date. The purchase price was allocated to current assets with substantially all accounts receivable of $1,660,443.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

4.	Fixed Assets

Fixed assets consist of the following at February 3, 2007 and January 28, 2006:

	February 3	January 28
	2007	2006

Equipment	$1,043,353	$889,423
Computers and software	625,020	457,954
Warehouse equipment	4,193,218	2,771,895

	5,861,591	4,119,272
Accumulated depreciation	(1,987,089)	(1,000,924)

	$3,874,502	$3,118,348

$1,983,000 is included in warehouse equipment under a capital lease obligation carried at the end of each fiscal year. Accumulated depreciation for warehouse equipment under capital leases was $1,057,711 and $661,000 at February 3, 2007 and January 28, 2006, respectively.

Depreciation expense was $986,165, $696,964, and $303,960 for the years ended February 3, 2007 and January 28, 2006, and the period ended January 29, 2005, respectively.

5.	Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the provisions of SFAS No. 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the consolidated financial statements by applying the provisions of applicable laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

Reconciliation of effective tax rate:

	2006	2005	2004

Federal taxes at statutory rate	35.0%	35.00%	35.00%
State taxes, net of federal benefit	4.49%	4.49%	4.47%
Permanent items	(0.08)%	(0.06)%	(0.21)%
Generation of general business credits	0.00%	0.00%	0.32%
Valuation allowance	(39.41)%	(39.43)%	(39.58)%

Effective income tax rate	0.00%	0.00%	0.00%

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2006	2005	2004

Deferred tax assets:
Building rents	$28,325	$50,990	$—
Inventory adjustment	1,206,396	705,687	545,830
Amortization	893,294	459,486	408,080
Net operating losses	17,767,507	10,363,352	1,691,825
General business credits	19,793	19,793	19,793
Other	1,406	9,306	707

Total deferred tax assets	19,916,721	11,608,614	2,666,235
Deferred tax liabilities:
Fixed assets	(521,246)	(389,987)	(204,743)

Total deferred tax liabilities	(521,246)	(389,987)	(204,743)
Net deferred tax assets before valuation allowance	19,395,475	11,218,627	2,461,492
Valuation allowance	(19,395,475)	(11,218,627)	(2,461,492)

Deferred tax assets (liabilities), net	$—	$—	$—

At February 3, 2007, approximately $45 million of net operating loss carry-forwards for federal income tax purposes were available to offset future taxable income through the year 2025. In assessing the realizability of deferred tax assets, management considers whether it is more-likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become realizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the limited history of the Company and projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes it is more-likely-than-not that the Company will not realize the benefits of these deductible differences and, therefore, a full valuation allowance against the net deferred tax assets has been established.

6.	Note Payable — Related Party

In May 2004, the Company entered into a one-year revolving credit agreement with D.E. Shaw Laminar Lending, Inc. (D.E. Shaw Lending), an affiliate of eToys’ principle shareholder, D.E. Shaw, with an initial borrowing capacity of $20 million (the Revolving Credit Agreement). Borrowings under the Revolving Credit Agreement bear interest at prime plus 5.00% and are payable quarterly. In connection with the execution of the Revolving Credit Agreement the Company paid a $400,000 facility fee, which is being amortized over the term of the Revolving Credit Agreement and is included in interest expense. On September 15, 2004, the Revolving Credit Agreement was amended to increase the borrowing capacity to $25 million. The Company applied EITF No. 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, which resulted in no change to the amortization amounts or period for the related facility fee.

For the period ended January 29, 2005, the Company recorded $1.5 million of interest expense, including $300,000 amortization of the facility fee, related to the Revolving Credit Agreement. During this period, interest rates ranged from 9.75% to 10%, calculated in accordance with the Revolving Credit Agreement.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

Amendments to the Revolving Credit Agreement subsequent to January 29, 2005, and through October 6, 2005, increased the borrowing capacity to $50 million. The Revolving Credit Agreement contains normal and customary covenants. Among these is that the Company must not have EBITDA, as defined, of less than negative $3 million for any fiscal year.

For the year ended January 28, 2006, the Company recorded $4 million of interest expense, related to the Revolving Credit Agreement. During this period, interest rates ranged from 9.75% to 10.25%, calculated in accordance with the Revolving Credit Agreement. At January 28, 2006, the Company had a principle balance of $39 million outstanding and accrued interest payable of $380,362 related to the Revolving Credit Agreement.

On April 25, 2006, the EBITDA covenant was waived and the $50 million revolving credit agreement with D.E. Shaw Lending was extended for one year with a new expiration date of May 10, 2007.

On April 26, 2006, an additional $15 million revolving credit agreement was signed with D.E. Shaw AQ-SP Series 2-01, LLC. The terms of this credit agreement are the same as the $50 million revolving credit agreement with an expiration date of May 10, 2007.

On September 13, 2006, a $5 million Promissory Note was signed with D.E. Shaw AQ-SP Series 3-05, LLC, and was repaid prior to February 3, 2007.

During the year ended February 3, 2007, the Company recorded $7.1 million of interest expense related to the Revolving Credit Agreement. During this period, interest rates ranged from 10.25% to 13.25%, calculated in accordance with the Revolving Credit Agreement. At February 3, 2007, the Company had a principle balance of $53 million outstanding, interest at prime plus 5% (13.25% at February 3, 2007), and accrued interest payable of $570,295 related to the Revolving Credit Agreement.

7.	Transactions With FAO, Inc. — Related Party

The Company provides order processing, and through August of 2006, fulfillment and customer service (FAO Services) to FAO, Inc. (FAO), a wholly owned subsidiary of D.E. Shaw. The Company recognized $0.6 million, $1.4 million, and $1.3 million of net sales related to the provision of FAO Services for the year ended February 3, 2007, January 28, 2006, and period ended January 29, 2005, respectively. At February 3, 2007 and January 28, 2006 the Company has accounts receivable of $11,125 and $230,269, respectively from FAO related to the FAO Services. The Company believes it charges FAO a market price for the FAO Services.

8.	Commitments and Contingencies

The Company leases buildings under noncancelable operating lease agreements with expiration dates through December 2008 and renewal options ranging from one to two years. Certain of the Company’s leases contain fixed, annual escalation clauses that are included in the table below. Rental expense totaled $2.2 million for the year ended February 3, 2007, $2 million for the year ended January 28, 2006, and $1.2 million for the period ended January 29, 2005.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

As of February 3, 2007, future annual, minimum rental payments under noncancelable operating lease agreements and the aggregate payments of the principal portion and interest of noncancelable capital leases are as follows for the fiscal years:

	Capital	Operating
	Leases	Leases

2007	$566,148	$2,204,571
2008	353,711	1,671,230
2009	—	111,569

	919,859	$3,987,370

Less interest expense	(74,122)

	$845,737

Sales and Use Tax

The Company has sales and use tax nexuses in Colorado, Massachusetts, and Virginia, the three states in which the Company maintains a physical presence. The Company remits sales and use taxes to the appropriate taxing authorities on sales of products shipped to customers in those states.

The Company’s policy for sales and use tax activities is based on interpretation of decisions of the U.S. Supreme Court that restrict a state’s ability to impose sales and use tax collection and remittance obligations to those retailers that have a physical presence in, or substantial nexus with, the state. Each state and local taxing authority has its own interpretation of these U.S. Supreme Court decisions, and the interpretations have not always been consistent. Accordingly, although the Company believes that these U.S. Supreme Court decisions currently restrict state and local taxing authorities outside of Colorado, Massachusetts, and Virginia from requiring it to collect and remit sales and use taxes from customers located within their jurisdictions, taxing authorities could disagree with the Company’s interpretation of these decisions.

Legal Proceedings

From time to time, the Company may be subject to contingencies resulting from legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

9.	Series A Preferred Stock

The Company has designated a series of stock as Series A Convertible Preferred Stock with a $0.01 par value (Series A). Series A preferred stock is preferred over any junior stock with respect to dividends or on liquidation.

Dividends on Series A preferred stock are cumulative and continue to accrue whether or not declared or whether or not there is sufficient surplus available. Dividends are pro rata per share and are compounded quarterly with a dividend rate of 13%. Dividends are payable in either additional preferred stock (valued at $0.50 per share) or cash, at the option of the Company. The Company issued 1,699,044, 1,279,482, and 581,447 additional shares of Series A preferred stock in payment of dividends during the years ended February 3, 2007 and January 29, 2006, and the period ended January 28, 2005.

The Company cannot pay any dividend or redeem or acquire any junior stock without the consent of a majority of the holders of the Series A preferred stock while the Series A preferred stock is outstanding. If the majority of the holders of the Series A preferred stock consent to a dividend on the junior stock, in addition to other dividends they

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

are entitled to receive, Series A preferred stock holders receive a dividend as if they had converted to common stock immediately prior to the record date of any junior stock dividend.

Each share of Series A preferred stock is convertible at any time, at the option of the holder, into shares of common stock determined by dividing the Stated Value ($0.50 as of February 3, 2007) by the Conversion Price ($0.50 as of February 3, 2007). Series A stock will be automatically converted into shares of common stock upon the earlier of the closing of a public offering with an offering price of no less than $50 million and aggregate proceeds of at least $25 million or upon a vote to convert by a majority of the holders of the outstanding Series A preferred stock. At any time after May 10, 2009, the holders of a majority of the Series A stock may require the Company to redeem any or all Series A stock at a price in cash equal to the Stated Value plus any unpaid dividends.

In the event of a liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock shall be entitled to the greater of: 1) the stated value per share plus any accrued but unpaid dividends; or 2) assuming conversion to common stock an amount the holder would have received immediately prior to the liquidation distribution. If the remaining amounts available for distribution after the required payments are insufficient to pay the Series A preferred stock holders the full amount, the Series A preferred stockholders will ratably share any proceeds. The common stock holders are entitled to receive any remaining amounts after all required distributions to Series A preferred stockholders. The liquidation preference was $5,798,191 at February 3, 2007.

10.	Stock Incentive Plan

Stock option activity is summarized as follows:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Balance at January 28, 2006	182,875	0.50
Options granted	414,675	0.72
Options canceled	(15,225)	0.53
Options exercised	—	—

Balance at February 3, 2007	582,325	0.66

Eligible for exercise at January 28, 2006	101,597	0.50
Eligible for exercise at February 3, 2007	262,031	0.59

During the year ended February 3, 2007, employees were granted 414,675 options with an estimated total grant-date fair value of $94,881. During the year ended February 3, 2007, the Company recorded stock-based compensation expense of $24,064.

Employees were granted 182,875 options during the year ended January 28, 2006. The Company determined that the market value of the underlying common stock equaled the exercise price based on a retrospective valuation approach using several factors, including consideration of market capitalization of similar retailers, but primarily relied on the May 10, 2004, value of the Company upon acquisition of the KBToys.com assets. The valuations were performed by Company personnel and D.E. Shaw, a related party. This resulted in no stock-based compensation expense for the year ended January 28, 2006.

For the year ended January 28, 2006, no pro forma disclosure effect on the loss from continuing operations is presented as the Company estimated there was no fair value of the options issued during the year ended January 28, 2006.

During the period ended May 10, 2004, no stock options were granted.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

For the years ended January 28, 2006 and February 3, 2007, the Company used certain assumptions to value the stock option awards granted under SFAS No. 123(R) using the Black-Scholes valuation model. The risk-free interest rate is based upon U.S. Treasury Rates for instruments with similar terms. The expected life of the granted options was derived utilizing the short-cut method allowed for a vanilla option grant under Staff Accounting Bulletin No. 107, in which the expected life is assumed to be the average of the vesting period and the contractual life of the option. The Company has not paid dividends to date and does not plan to pay dividends in the near future. The volatility assumptions were derived from the Company’s annual independent stock valuation and historical volatilities of competitors, whose shares are traded in the public markets, and are adjusted to reflect anticipated behavior specific to the Company for the year ended February 3, 2007, and no volatility was estimated for pro forma fair value estimates for the year ended January 28, 2006.

The fair value for each stock option granted during the years ended February 3, 2007 and January 28, 2006, was estimated at the date of grant using the following assumptions:

	Year Ended	Year Ended
	February 3	January 28
	2007	2006

Risk-free interest rate	4.91%	4.27%
Weighted-average expected life of options (years)	3.68	10.00
Expected dividend yield	0%	0%
Volatility	59.8%	0%

As of February 7, 2007, there was approximately $70,817 of unrecognized compensation cost related to nonvested stock options granted after January 29, 2006, under the Company’s plan. This cost is expected to be recognized over the next three years.

11.	401(k) Profit-Sharing Plan

The Company sponsors a 401(k) Safe Harbor Plan (the Plan), which covers all eligible associates. The Plan is a defined contribution plan in which all eligible associates may elect to have a percentage of their deferral contributed to either the pretax or post-tax election within the Plan. The Company matches the associate contribution on a per pay period basis consistent with the Summary Plan Description. For the years ended February 3, 2007 and January 28, 2006, and the period ended January 29, 2005, the Company’s matching contributions to the Plan were $279,111, $236,992, and $117,225 respectively.

12.	Discontinued Operations

In July of 2006, the Company’s Board approved a plan to sell the wholesale gift business, Silvestri. On July 11, 2006, the Company engaged an outside firm to market and sell the Silvestri gift business.

On January 31, 2007, the Company sold the majority of the Silvestri assets to a third party and recorded a loss of $1,128,160. As of the purchase date, the Company retained accounts receivables of $1,577,000, net of reserves, and inventory of $410,000, net of reserves.

eToys Direct, Inc.

Notes to Consolidated Financial Statements — (Continued)

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of the Silvestri business are reported as discontinued operations. The Silvestri operating results for the years ended February 3, 2007 and January 28, 2006, are summarized as follows:

	Year Ended	Year Ended
	February 3	January 28
	2007	2006

Net sales	$11,236,984	$8,967,383

Gross profit	$3,819,954	$5,847,994
Operating expenses	10,068,328	8,457,337
Interest expense	1,490,423	427,767
Impairment	493,366	—
Loss on disposal of business	1,128,160	—

Net loss from discontinued operations	$(9,360,323)	$(3,037,110)

Accounts receivable	$1,577,260	$3,194,507
Inventory, net	410,008	4,162,199
Prepaid expenses	117,320	466,672
PP&E, net	—	621,861

	$2,104,588	$8,445,239

Accounts payable	$90,444	$220,992
Accrued liabilities	61,737	203,711

	$152,181	$424,703

13.	Subsequent Events

On March 13, 2007, BabyUniverse, Inc. (POSH), eToys, and Baby Acquisition Sub, Inc. (Merger Sub), entered into an Agreement and Plan of Merger (the Merger Agreement), pursuant to which Merger Sub is to merge with and into eToys, with eToys continuing as the surviving corporation.

The Merger was unanimously approved by the board of directors of each of POSH and eToys. The completion of the Merger is currently anticipated to occur in the second or third quarter of 2007, and the Merger Agreement shall terminate at the election of either POSH or eToys if the Merger has not been consummated by September 13, 2007, or by the mutual written consent of POSH and eToys, or for any other reason as described in the Merger Agreement.

Annex A

AGREEMENT AND PLAN OF MERGER
among
BABYUNIVERSE, INC.,
BABY ACQUISITION SUB, INC.,
and
ETOYS DIRECT, INC.
Dated as of March 13, 2007

A-1

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 13, 2007 (this “Agreement”), by and among BabyUniverse, Inc., a Florida corporation (“Parent”), Baby Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and eToys Direct, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company, and other than Dissenting Shares, will be converted into the right to receive shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”);

WHEREAS, as a condition to the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Company is entering into a Voting Agreement with certain stockholders (the “Voting Agreement Stockholders”) of Parent (the “Voting Agreement”) pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all shares of Parent Common Stock owned by them in accordance with the terms of the Voting Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby; and

WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

Section 1.1.  The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving entity in the Merger (the “Surviving Company”), shall by virtue of the Merger continue its existence under the laws of the State of Delaware.

Section 1.2.  Closing.  Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1 hereof, the closing of the Merger (the “Closing”) will take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing) set forth in Article VIII, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.

Section 1.3.  Effective Time.  Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with and accepted by the Secretary of State of the State of Delaware or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4.  Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5.  Certificate of Incorporation.  The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained in the certificate of incorporation of Merger Sub immediately prior to the Effective Time until thereafter amended in accordance with the provisions thereof and as provided by applicable law, except for Article I thereof, which shall read “The name of the corporation is eToys Direct, Inc.”

Section 1.6.  Bylaws.  The bylaws of Merger Sub will be the bylaws of the Surviving Company, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Company or by applicable law.

Section 1.7.  Directors; Officers.  The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Company.

Section 1.8.  Effect on Capital Stock.  At the Effective Time by virtue of the Merger and without any action on the part of the holder or holders thereof:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned or held by Parent, Merger Sub, the Company, or any direct or indirect wholly owned Subsidiary of Parent or the Company, all of which shall be canceled as provided in Section 1.8(c) hereof, and other than any Dissenting Shares) shall be converted into the right to receive the number of fully paid and nonassessable shares of Parent Common Stock equal to the quotient of (x) the product of (A) the number of shares of Parent Common Stock outstanding, on a fully diluted basis, as of the Closing and (B) two, divided by (y) the number of shares of Company Common Stock outstanding as of the Closing (the “Exchange Ratio”), subject to Section 2.4 hereof with respect to fractional shares (the “Merger Consideration”).

(b) All shares of Company Common Stock (other than shares referred to in Section 1.8(c) and (e) hereof) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which holders become entitled, all in accordance with Article II, upon the surrender of such Certificate.

(c) Each share of Company Common Stock issued and owned or held by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Company.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.8(a) hereof.

(f) If prior to the Effective Time, Parent or the Company, as the case may be, should split, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock (or securities convertible into or exchangeable for capital stock) of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, respectively, then the Exchange Ratio and any other number or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.9.  Treatment of Options.

(a) At Effective Time, each outstanding option to purchase a share of Company Common Stock (collectively, “Company Options”) granted under any Company Stock Plan, whether or not then exercisable or vested, shall automatically be converted, by virtue of the Merger and without any action on the part of the holder thereof, into an option to acquire such number of shares of Parent Common Stock (a “Rollover Option”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option and (y) the Exchange Ratio (provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share). Each Rollover Option shall be subject to, and shall vest and remain exercisable in accordance with, the same terms and conditions of the Company Option it replaces, except that the exercise price per share of each Rollover Option shall be equal to the quotient of (i) the exercise price per share of such Company Option and (ii) the Exchange Ratio (provided that such exercise price shall be rounded up to the nearest whole cent). The conversion of the Company Options to Rollover Options pursuant to this Section 1.9 shall be effected in a manner consistent with Section 424 of the Code.

(b) All shares of restricted Company Common Stock granted under the Company Stock Plans (and any other shares of Company Common Stock subject to vesting or future issuance under the Company Stock Plans) (collectively, “Other Stock Awards”) outstanding immediately prior to the Effective Time, whether or not then vested, shall be treated in the same manner as all other shares of Company Common Stock outstanding immediately prior to the Effective Time; provided, however, that the Merger Consideration received by each holder in exchange for the holder’s Other Stock Awards shall be subject to the terms and conditions (including vesting schedules) applicable to such Other Stock Awards as in effect prior to the Effective Time.

(c) The Company and Parent shall take all such steps and actions as may be required to cause the transactions contemplated by this Section 1.9 and any other dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of the Company or (ii) at the Effective Time will become a director or officer of Parent, to become exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE II.

EXCHANGE OF CERTIFICATES

Section 2.1.  Exchange Procedures.  As promptly as practicable after the Effective Time, Parent will send to each record holder of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery to Parent of the Certificates and a duly executed

Joinder Agreement, and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, each holder of a Certificate, upon surrender of the Certificate to Parent together with such letter of transmittal and Joinder Agreement, duly executed, and such other documents as may reasonably be required by Parent, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Parent Common Stock, and the amount of cash, if any, in respect of fractional shares and any dividends or other distributions to which holders are entitled pursuant to Section 2.2 hereof, into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The letter of transmittal, as executed by such holder, shall include such holder’s consent to the placement of the Stop Transfer Order against such certificate or certificates conformably with the provisions of Section 10.2(c). Parent shall accept such Certificates upon compliance with such reasonable terms and conditions as Parent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or will accrue on any cash payable in lieu of fractional shares or pursuant to Section 2.2 hereof. In the event that any Merger Consideration is to be paid in a name other than that in which the Certificate surrendered for exchange is registered, as the result of a transfer of ownership of Company Common Stock which was not registered in the transfer records of the Company, one or more certificates evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount in lieu of fractional shares and with respect to any dividends or other distributions to which such holder is entitled pursuant to Section 2.2 hereof, may be issued with respect to such Company Common Stock to the person so named only if the Certificate representing such shares of Company Common Stock is presented to Parent, properly endorsed, with signature guaranteed, or otherwise in proper form for transfer to the person so named, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Section 2.2.  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3.  No Further Ownership Rights in Company Common Stock.  All shares of Parent Common Stock issued and cash, if any, paid in lieu of fractional shares or pursuant to Section 2.2 hereof paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I hereof and this Article II shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.4.  No Fractional Shares of Parent Common Stock.  No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 1.8 hereof. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock and (ii) the Parent Common Stock Price.

Section 2.5.  No Liability.  None of Parent, Merger Sub, the Company or the Surviving Company shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.6.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, and the delivery to Parent of such other documentation (including an indemnity in customary form) reasonably requested by Parent, Parent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.7.  Withholding Rights.  Each of the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and any holder of Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the Surviving Company or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

Section 2.8.  Further Assurances.  At and after the Effective Time, the officers of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.9.  Stock Transfer Books.  At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2 hereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1.  Corporate Organization.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted. Copies of the Company Organizational Documents and the organizational documents of each Subsidiary of the Company, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof. A complete and correct chart showing the Company and all of its direct and indirect Subsidiaries is set forth on Schedule 3.1.

Section 3.2.  Qualification to Do Business.  Except as set forth on Schedule 3.2, each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3.  No Conflict or Violation.  The execution, delivery and performance by the Company of this Agreement does not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) assuming that the

Company makes the filings specified in Section 3.4 hereof and obtains the consents, waivers and approvals specified on Schedule 3.4 (and assuming compliance by Parent with Sections 4.3 and 4.4 hereof), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) except as set forth on Schedule 3.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Company Contract or result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Contracts or obligations thereunder, or Company Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.4.  Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder or thereunder, except for: (i) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4; and (ii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5.  Authorization and Validity of Agreement.  The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the adoption of this Agreement by the stockholders of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

Section 3.6.  Capitalization and Related Matters.

(a) As of the date hereof, the authorized capital stock of the Company consists of 27,000,000 shares of Company Common Stock and 13,000,000 shares of Company Preferred Stock. As of the date hereof:

(i) 9,225,000 shares of Company Common Stock are issued and outstanding and 11,596,382 shares of Company Preferred Stock are issued and outstanding; and

(ii) 551,075 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable under the Company’s 2004 Stock Incentive Plan, 2005 Stock Incentive Plan and 2006 Stock Incentive Plan (collectively, the “Company Stock Plans”) or otherwise in connection with the exercise of outstanding Company Options and the vesting of outstanding Other Stock Awards. Schedule 3.6(a)(ii) sets forth the names of all holders, the number of shares of Company Common Stock covered thereby, the vesting schedule and the exercise prices for the Company Options and the outstanding Other Stock Awards.

(b) The outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities laws. All grants of Company Options and Other Stock Awards were validly issued and properly approved by the Company’s Board of Directors in accordance with all applicable law and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. Except as set forth above in Section 3.6(a) or Schedule 3.6(b), no shares of capital stock of the Company are outstanding and the Company does not have outstanding any securities convertible into or exchangeable or exercisable for any shares of capital stock, including Company Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable or exercisable for any capital stock; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. Except as set forth above in Section 3.6(a), the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) All of the outstanding shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly. The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.7.  Subsidiaries and Equity Investments.  Except as set forth on Schedule 3.7, the Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.

Section 3.8.  Financial Statements.

(a) The Company has heretofore made available to Parent copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of January 28, 2006 and January 29, 2005, together with the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the fiscal years then ended and the notes thereto, accompanied by the reports thereon of Ernst & Young LLP, (b) copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 3, 2007 (“Company Interim Balance Sheet”), together with the related consolidated unaudited statements of operations, stockholders’ equity (deficit) and cash flow for the fiscal year then ended and the notes thereto (all the financial statements referred to in clauses (a) and (b) above being hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements, including the notes and schedules thereto, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and (ii) present fairly in all material respects the financial position, results of operations and changes in financial position of the Company and its Subsidiaries as of such dates and for the periods then ended (subject, in the case of the unaudited interim Company Financial Statements described in clause (b) above, to notes and normal year-end audit adjustments consistent with prior periods).

(b) As of the date hereof, the Company and its Subsidiaries had cash and cash equivalents of $366,056, and indebtedness for borrowed money (including accrued interest thereon) outstanding of $59,416,738.

Section 3.9.  Absence of Certain Changes or Events.

(a) Except as set forth on Schedule 3.9(a), since the date of the Company Interim Balance Sheet, there has not been:

(i) any Company Material Adverse Effect;

(ii) any material loss, damage, destruction or other casualty to the assets or properties of either the Company or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);

(iii) any change in any method of accounting or accounting practice of either the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

(iv) any loss of the employment, services or benefits of the chief executive officer of the Company and members of the Company’s senior management who report directly to such chief executive officer.

(b) Since the date of the Company Interim Balance Sheet, each of the Company and each of its Subsidiaries has operated in the ordinary course of its business and consistent with past practice and, except as set forth on Schedule 3.9(b), has not:

(i) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice;

(ii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise), other than Permitted Liens and liabilities being contested in good faith and for which adequate reserves have been provided;

(iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights;

(iv) sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights;

(v) disposed of any material patents, trademarks or copyrights or any material patent, trademark or copyright applications or registrations;

(vi) disclosed any of its material trade secrets, except pursuant to written confidentiality obligations;

(vii) defaulted on any material obligation;

(viii) entered into any transaction material to its business, except in the ordinary course of business and consistent with past practice;

(ix) granted any material increase in the compensation or benefits of its key employees other than increases in accordance with past practice not exceeding 8% of the key employee’s annual base compensation then in effect, or entered into any employment, change of control, retention or severance agreement or arrangement with any of them;

(x) contractually committed to make any capital expenditure for any periods after the date hereof or additions to property, plant and equipment used in its operations other than ordinary repairs and maintenance in excess of $100,000 in the aggregate;

(xi) laid off any significant number of its employees;

(xii) discontinued the offering of any material services or product;

(xiii) incurred any material obligation or liability for the payment of severance benefits;

(xiv) declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or

(xv) entered into any agreement or made any commitment to do any of the foregoing.

Section 3.10.  Tax Matters.  Except as set forth on Schedule 3.10:

(a) (i) the Company and each of its Subsidiaries have filed when due all income Tax Returns and all other material Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries; (ii) all income Taxes and all other material Taxes owed by the Company and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iii) any liability of the Company or any of its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with GAAP;

(b) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to the Company or any of its Subsidiaries in respect of any income Tax or other material Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(c) since January 1, 2000, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(d) (i) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force; (iii) the federal statute of limitations for tax years of the Company and its Subsidiaries has closed for all years ending prior to January 1, 2002; and (iv) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(e) the Company and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(f) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(g) neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(h) there is no Lien, other than a Permitted Lien, affecting any of the assets, properties or rights of the Company and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;

(i) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(j) the Company and its Subsidiaries have neither (i) made, changed or revoked, or permitted to be made, changed or revoked, any election or method of accounting with respect to Taxes affecting or relating to the Company and its Subsidiaries, nor (ii) entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to the Company and its Subsidiaries;

(k) neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

(l) neither the Company nor any of its Subsidiaries have a permanent establishment in a foreign jurisdiction.

Section 3.11.  Absence of Undisclosed Liabilities.  Except as set forth on Schedule 3.11(a), there are no material liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than (A) liabilities or obligations disclosed and provided for in the Company Interim Balance Sheet, or (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Interim Balance Sheet. Except as shown on Schedule 3.11(b), neither the Company nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

Section 3.12.  Company Property.

(a) The Company owns no real property.

(b) Schedule 3.12(b) sets forth a list of all leases, licenses, permits, subleases and occupancy agreements, together with all material amendments thereto, in which either the Company or any of its Subsidiaries has a leasehold interest or similar occupancy rights, whether as lessor or lessee, and (i) which are material to the operation of the Company and its Subsidiaries, taken as a whole, or (ii) which involve payments by the Company or its Subsidiaries in excess of $50,000 per year (each, a “Company Lease” and collectively, the “Company Leases”; the property covered by Company Leases under which either the Company or any of its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”). Neither the Company nor any of its Subsidiaries is a party to any Company Contract (other than a Lease) with the lessor of any Company Leased Real Property, which gives such lessor any right to terminate or adversely alter the terms of the Company Lease to which such lessor is a party. The Company or its Subsidiaries enjoys peaceful and undisturbed possession of the Company Leased Real Property pursuant to the Company Leases. No option has been exercised under any of such Company Leases, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been made available to Parent with the corresponding Company Lease. Except as set forth on Schedule 3.12(b), the transactions contemplated by this Agreement do not require the consent or approval of the other party to the Company Leases.

(c) Since the date of the Company Interim Balance Sheet, no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries except as set forth on Schedule 3.12(c) and no party to any Company Lease has given either the Company or any of its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to, any breach or default thereunder.

(d) Except as set forth on Schedule 3.12(d) and other than rights incidental to the provision of services established in the ordinary course of business, none of the Company Leased Real Property is subject to any option, lease, sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof or to obtain title to all or any portion of such property.

(e) All material improvements, systems and fixtures on the Company Leased Real Property are in good operating condition and repair and generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained. All improvements on the Company Leased Real Property constructed by or on behalf of the Company or any Subsidiary were constructed, to the Knowledge of the Company, in compliance in all material respects with applicable laws, ordinances and regulations affecting such Company Leased Real Property.

Section 3.13.  Assets of the Company and its Subsidiaries.

(a) The assets, properties and rights of the Company and its Subsidiaries constitute all of the assets, properties and rights which are used in the operation of their business as currently conducted. Except as set forth on Schedule 3.13(a), there are no material assets, properties, rights or interests of any kind or nature that either the Company or any of its Subsidiaries has been using, holding or operating in their business prior to the Closing that will not be used, held or owned by the Company or its Subsidiaries immediately following the Closing.

(b) Each of the Company and its Subsidiaries has good and valid fee simple title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable Leases in, all of its material assets, properties and rights.

Section 3.14.  Intellectual Property.

(a) The Company and its Subsidiaries own, or have valid and enforceable licenses to use, all the Intellectual Property used by the Company and its Subsidiaries, and such Intellectual Property represents all intellectual property rights necessary for the conduct of their business as and where conducted on the date hereof. The Company and its Subsidiaries are in compliance in all material respects with all licenses relating to the protection of such of the Intellectual Property used by the Company and its Subsidiaries as it uses pursuant to license or other agreement. To the Knowledge of the Company, there are no conflicts with or infringements of any Intellectual Property owned or used by the Company and its Subsidiaries by any third party. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not conflict with, violate, misappropriate, misuse or infringe any proprietary right of any third party. Except as set forth on Schedule 3.14(a), there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries: (i) alleging any such conflict, violation, misappropriation, misuse or infringement with or of any third party’s proprietary rights; or (ii) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Intellectual Property owned or used by the Company and its Subsidiaries.

(b) Schedule 3.14(b) sets forth a complete and current list of all registrations, applications or filings pertaining to the Intellectual Property owned by the Company and its Subsidiaries (“Company Registered Intellectual Property”) as of the date hereof and the owner of record, date of application or issuance, and relevant jurisdiction as to each. Except as described on Schedule 3.14(b), all Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Company Registered Intellectual Property is valid, subsisting, unexpired, and all renewal fees and other maintenance fees that have fallen due on or prior to the Closing have been paid. Except as listed on Schedule 3.14(b), there are no actions that must be taken or payments that must be made by the Company or its Subsidiaries within one hundred eighty (180) days of the Closing that, if not taken or paid, will adversely affect the Intellectual Property owned or used by the Company and its Subsidiaries or the right of the Company or its Subsidiaries to use the same as and where used as of the date hereof. Except as listed on Schedule 3.14(b), no Company Registered Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any Intellectual Property owned or used by the Company and its Subsidiaries.

(c) Schedule 3.14(c) sets forth a complete list of all material license agreements pertaining to Intellectual Property owned or used by the Company and its Subsidiaries as of the date hereof, except for agreements pertaining to commercially available, off-the-shelf software. Except as set forth on Schedule 3.14(c), neither the Company nor any of its Subsidiaries is under any obligation to pay royalties or other payments in connection with any agreement, nor restricted from assigning its rights respecting Intellectual Property owned or used by the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any agreement relating to the Intellectual Property owned or used by the Company and its Subsidiaries. Neither the Company nor its Subsidiaries is in material default of any such agreement.

(d) Except as set forth on Schedule 3.14(d), neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of the Company or its Subsidiaries) of its rights to, or in connection with, any Intellectual Property owned or used by the Company and its Subsidiaries, which claim is pending. Except as set forth on Schedule 3.14(d), neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property owned or used by the Company and its Subsidiaries, other than indemnification provisions contained in employment policies and agreements, customer agreements, purchase orders or license agreements arising in the ordinary course of business.

Section 3.15.  Software.  To the Knowledge of the Company, none of the operating and applications computer software programs and databases used by the Company and its Subsidiaries that are material to the conduct of their business (collectively, the “Company Software”), nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other Person and, no claim, suit, action or other proceeding with respect to any such infringement or violation is pending, or to the Knowledge of the Company, threatened.

Section 3.16.  Licenses and Permits.

(a) The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to the Company or any of its Subsidiaries by any Governmental Entity (the “Company Licenses and Permits”) and have taken all necessary action to maintain such Company Licenses and Permits. Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare invalid such Company License and Permit in any respect. The Company Licenses and Permits are sufficient and adequate in all respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries, and none of the operations of the Company or its Subsidiaries are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Company License and Permit was granted.

(b) The operations of the Company and its Subsidiaries are in compliance in all material respects with applicable federal and state law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the Company Licenses and Permits.

(c) Other than those listed on Schedule 3.16, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity. No notices have been received by and, no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses and other authorization.

Section 3.17.  Compliance with Law.

(a) Except as set forth on Schedule 3.17, the operations of the business of the Company and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Except as set forth on Schedule 3.17, since January 1, 2005, none of the Company or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in material default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.

(b) The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and the audit committee of the Company’s Board of Directors.

Section 3.18.  Litigation.  Except as set forth on Schedule 3.18, there are no material claims, actions, suits, proceedings, subpoenas or, to the Knowledge of the Company, investigations (each, an “Action”) pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator, of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator, of any nature outstanding, or to the Knowledge of the Company, threatened, against either the Company or its Subsidiaries.

Section 3.19.  Contracts.

(a) Schedule 3.19(a) sets forth a complete and correct list of all Company Contracts as of the date hereof.

(b) Each Company Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect. Each of the Company and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Company Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of the Company, no other party to any Company Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. The Company has made available to Parent or its representatives true and complete originals or copies of all the Company Contracts.

(c) A “Company Contract” means any agreement, contract or commitment, oral or written, to which either the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i) a contract or agreement for the purchase, license (as licensee) or lease (as lessee) by the Company or any of its Subsidiaries of services, materials, products, personal property, supplies, Intellectual Property rights or other assets from any supplier or vendor or for the furnishing of services to the Company or any of its Subsidiaries reasonably expected to involve total payments by the Company and its Subsidiaries in excess of $100,000 in 2007 (the “Company Vendor Contracts”);

(ii) a mortgage, indenture, security agreement, guaranty, pledge and other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice);

(iii) an employment, change of control, retention, severance or material consulting agreement;

(iv) a joint venture, partnership or limited liability company agreement with third parties;

(v) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or any of its Subsidiaries may be conducted or (ii) the ability of either of the Company or any of its Subsidiaries to provide any type of service presently conducted by the Company or its Subsidiaries;

(vi) an agreement containing any exclusivity clause, most-favored-nations clause, benchmarking clause or marked-to-market pricing provision;

(vii) a Lease requiring annual payments in excess of $50,000;

(viii) an agreement limiting or restricting the ability of either the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(ix) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person; or

(x) any other material agreement not in the ordinary course of the business of the Company and its Subsidiaries.

Section 3.20.  Employee Plans.

(a) Schedule 3.20(a) sets forth: (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all material employee benefit programs, policies, arrangements or payroll practices, including, without limitation, any such programs, policies, arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation, disability, retirement benefits, deferred compensation, bonus pay, incentive pay, equity or equity-based compensation, stock purchase, hospitalization insurance, medical insurance, life insurance, cafeteria benefits, dependent care reimbursements, prepaid legal benefits, scholarships or tuition reimbursements, sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute thereunder for current or former employees of the Company and its Subsidiaries (the “Company Employee Benefit Plans”), and (ii) all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained or sponsored by the Company or any trade or business (whether or not incorporated) which is under control or treated as a single employer with the Company under Section 414(b), (c), (m), or (o) of the Code (a “Company ERISA Affiliate”) or to which the Company or any Company ERISA Affiliate has contributed or has been obligated to contribute thereunder (the “Company Pension Plans”).

(b) True, correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans and Company Pension Plans, have been made available to Parent, to the extent applicable: (i) all plans and related trust documents, and amendments thereto; (ii) Forms 5500 filed for the three most recent plan years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions, annual reports and material modifications; (v) the most recent actuarial report, if any; and (vi) written descriptions of all non-written agreements relating to the Company Employee Benefit Plans. In addition, the most recent financial statements and actuarial valuations for the Company Pension Plans have been made available to Parent.

(c) None of the Company Employee Benefit Plans or Company Pension Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Company Multiemployer Plan”) or subject to Title IV of ERISA or Section 412 of the Code. The Company has not incurred any liability due to a complete or partial withdrawal from a multiemployer plan or due to the termination or reorganization of a multiemployer plan (except for any such liability that has been satisfied in full), and no events have occurred and no circumstance exists, to the Knowledge of the Company, that would reasonably be expected to result in any liability to the Company or a Company ERISA Affiliate.

(d) Each Company Pension Plan that is intended to qualify under Section 401 of the Code has received a determination letter from the IRS, or can rely on an opinion letter, that it so qualifies and that the trust is exempt from taxation under Section 501 of the Code, and to the Knowledge of the Company, nothing has occurred since the date of determination that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e) All contributions (including all employer contributions and employee salary reduction contributions) and all premiums required to have been paid under any of the Company Employee Benefit Plans or Company Pension Plans or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(f) To the Knowledge of the Company, there has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Company Employee Benefit Plans or Company Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Company Employee Benefit Plans or Company Pension Plans.

(g) Except as set forth on Schedule 3.20(g), there are no pending actions, claims or lawsuits which have been asserted or instituted against the Company Employee Benefit Plans or Company Pension Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Employee Benefit Plans or Company Pension Plans with respect to the operation or administration of such plans or the investment of plan assets (other than routine benefit claims), nor does the Company have Knowledge of facts which could form the basis for any such claim or lawsuit. No Company Employee Benefit Plan or Company Pension

Plan has been the subject of an audit, investigation or examination by any Governmental Entity to the Knowledge of the Company.

(h) The Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Company Employee Benefit Plans or Company Pension Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or 4975 of the Code pursuant to which the tax or penalty could be material. Except as set forth on Schedule 3.20(h), no stock or other security issued by the Company or any Affiliate forms or has formed a part of the assets of any Company Employee Benefit Plan or Company Pension Plan.

(i) None of the Company Employee Benefit Plans provide retiree life or retiree health benefits except as may be required under COBRA or any similar state or local law.

(j) Except as set forth on Schedule 3.20(j) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or together with the occurrence of subsequent events, (i) increase any benefits otherwise payable under any Company Employee Benefit Plan or Company Pension Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits including, but not limited to, benefits under any Company Employee Benefit Plan or Company Contract to any current or former employee; or (iii) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to a payment or benefit that is not deductible by reason of Section 280G of the Code.

(k) No Company Contract, Company Employee Benefit Plan, warrant or other compensatory or equity-based arrangement with any employee, officer or director of the Company contains any provision requiring the Company to pay on behalf of, or otherwise reimburse, any such individual for any income or excise taxes due by such individual upon payment of any benefits by the Company, other than any such obligations as required by applicable laws or regulations.

(l) With respect to each option to purchase Company Common Stock, (i) each such option has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date, (ii) the “grant date” of such option, determined in accordance with applicable tax laws and GAAP, is the same grant date as reflected in the Company’s option and/or stock ledger and (iii) such option has been properly expensed by the Company in accordance with GAAP.

(m) Each “non qualified deferred compensation plan” (as defined in Section 409(d)(1) of the Code) of the Company (i) has been operated, since January 1, 2005, in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and Proposed Treasury Regulations promulgated under Section 409A of the Code (the “Proposed Regulations”) and (ii) has not been “materially modified” (within the meaning of IRS Notice 2005-1 or the Proposed Regulations) at any time after October 3, 2004.

Section 3.21.  Insurance.  The Company has made available to Parent a true, complete and accurate copy of the material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their assets, properties and operations. Except as set forth on Schedule 3.21, all such policies and bonds are in full force and effect. None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance. For all material claims made under such policies and bonds, the Company and its Subsidiaries have timely complied with any applicable notice provisions.

Section 3.22.  Affiliate Transactions.  Except as set forth on Schedule 3.22, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if such Act were applicable to the Company) other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.24 to the extent required to be set forth thereon (or any such ordinary course employment agreements and similar arrangements not required to be set forth on Schedule 3.24 by the limitations contained in the representation and warranty set forth in Section 3.24 hereof).

Section 3.23.  Relationships with Vendors and Content Providers.

(a) Schedule 3.23(a) sets forth a list of the top 25 vendors by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together) for the fiscal year ended February 3, 2007. To the Knowledge of the Company, no such vendor has expressed in writing or verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.

(b) Schedule 3.23(b) sets for a list of the top 25 content providers for the Internet Web sites and other electronic media of the Company and its Subsidiaries by dollar amount paid to such providers by the Company and its Subsidiaries for the fiscal year ended February 3, 2007. To the Knowledge of the Company, no such content provider has expressed in writing or verbally to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with the Company or any of its Subsidiaries.

Section 3.24.  Labor Matters.

(a) Except as set forth on Schedule 3.24(a): (i) neither the Company nor any of its Subsidiaries is a party to any outstanding employment agreements or contracts with officers, managers or employees of either of the Company or its Subsidiaries that are not terminable at will; (ii) neither the Company nor any of its Subsidiaries is a party to any agreement, policy or practice that requires it to pay termination, change of control or severance pay to salaried, non-exempt or hourly employees of such company (other than as required by law); (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees nor does the Company have Knowledge of any activities or proceedings of any labor union to organize any such employees; and (iv) neither the Company nor any of its Subsidiaries is a party to any material consulting agreements with any Person providing services to the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 3.24(b): (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment; (ii) there are no charges with respect to or relating to either the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (iii) neither the Company nor any of its Subsidiaries has received any notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

(c) Except as set forth on Schedule 3.24(c), there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(d) Except as set forth on Schedule 3.24(d), neither the Company nor any of its Subsidiaries has any severance plan or severance obligation with respect to its employees.

Section 3.25.  Environmental Matters.

(a) Each of the Company and its Subsidiaries is and has been at all times prior to the date hereof, in compliance in all material respects with all applicable laws, regulations, common law and other requirements of governmental or regulatory authorities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”). Each of the Company and its Subsidiaries has in effect all material licenses, permits and other authorizations required under all Environmental Laws and is in compliance in all material respects with all such licenses, permits and authorizations.

(b) The Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws. None of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws. None of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.

(c) To the Knowledge of the Company, there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Leased Real Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(d) None of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give, rise to any material liability for any damages or costs of remediation.

(e) The Company has made available to Parent copies of all environmental studies, investigations, reports or assessments concerning the Company, its Subsidiaries, the Company Leased Real Property and any real property currently or previously owned or operated by the Company or its Subsidiaries.

Section 3.26.  No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from, the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than Financo, Inc. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Financo, Inc. pursuant to which Financo, Inc. would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.27.  State Takeover Statutes; Rights Agreement.  The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL, including Section 203 of the DGCL, will not apply to the Merger and the transactions contemplated by this Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement. The Company does not have a poison pill or a shareholders rights agreement in effect.

Section 3.28.  Information Supplied.  The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by the Company specifically for inclusion in the proxy statement or any amendment or supplement thereto (the “Proxy Statement”) to be included in the Registration Statement and to be sent to the stockholders of Parent in connection with the Parent stockholders meeting to adopt this Agreement and the transactions contemplated hereby (the “Parent Stockholders Meeting”) shall not, on the date the Proxy Statement is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.29.  Board Approval.  The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.30.  Vote Required.  The only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, is (i) the affirmative vote of the holders of a majority of (x) the outstanding shares of Company Common Stock entitled to vote thereon and (y) the shares of Company Common Stock into which the outstanding shares of Company Preferred Stock are convertible, voting together as a single class (the “Required Common Vote”) and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Company Preferred Stock (the “Required Preferred Vote, and together with the Required Common Vote, the “Required Company Vote”). As of the date hereof, D.E. Shaw Composite Side Pocket Series I, L.L.C. is the legal and beneficial owner of (A) 100% of the issued and outstanding shares of the Company Preferred Stock and (B) 77.5% of the issued and outstanding shares of the Company Common Stock, and Michael J. Wagner is the legal and beneficial owner of 5.4% of the issued and outstanding shares of the Company Common Stock.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1.  Corporate Organization.  Each of Parent and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted. Copies of the Parent Organizational Documents and the organizational documents of each Subsidiary of Parent, including Merger Sub, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof. A complete and correct chart showing Parent and all of its direct and indirect Subsidiaries is set forth on Schedule 4.1.  The Board of Directors of Parent consists of seven members.

Section 4.2.  Qualification to Do Business.  Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3.  No Conflict or Violation.  The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of the Subsidiaries of Parent, (ii) assuming that Parent makes the filings specified in Section 4.4 and obtains the consents, waivers and approvals specified on Schedule 4.4 (and assuming compliance by the Company with Sections 3.3 and 3.4 hereof), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) except as set forth on Schedule 4.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Parent Contract or result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either Parent or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Contracts or obligations thereunder, or Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which Parent or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4.  Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is required in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the performance by Parent or its Subsidiaries of their obligations hereunder or thereunder, except for: (i) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4; and (ii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.5.  Authorization and Validity of Agreement.  Parent and Merger Sub have the requisite corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, other than the adoption of this Agreement by the stockholders of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

Section 4.6.  Capitalization and Related Matters.

(a) As of the date hereof, the authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the date hereof:

(i) 5,646,470 shares of Parent Common Stock are issued and outstanding and no shares of Parent Preferred Stock are issued and outstanding;

(ii) 132,000 shares of Parent Common Stock are reserved for issuance and issuable upon or otherwise deliverable under the Parent’s 2005 Stock Incentive Plan (the “Parent Stock Plan”) or otherwise in connection with the exercise of outstanding options to purchase Parent Common Stock (“Parent Options”). Schedule 4.6(a)(ii) sets forth the names of all holders, the number of shares of Parent Common Stock covered thereof, the vesting schedule and the exercise prices for the Parent Options and the outstanding shares of restricted Parent Common Stock; and

(iii) 334,669 shares of Parent Common Stock are reserved for issuance and issuable upon exercise of warrants to purchase Parent Common Stock (“Parent Warrants”). Schedule 4.6(a)(iii) sets forth the names of all holders of Parent Warrants, the number of shares of Parent Common Stock purchasable thereunder and the exercise price(s) therefor.

(b) The outstanding shares of Parent Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable federal and state securities laws. All grants of Parent Options were validly issued and properly approved by Parent’s Board of Directors in accordance with all applicable law and no such grants involved any “backdating” or similar practices with respect to the effective date of grant. Except as set forth above in Section 4.6(a) or Schedule 4.6(b), no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable or exercisable for any shares of capital stock, including Parent Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable or exercisable for any capital stock; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock. Except as set forth above in Section 4.6(a), Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(c) All of the outstanding shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of Parent (including Merger Sub), as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly. Parent has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of Parent, free and clear of any Liens other than Permitted Liens. Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of Parent, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable or exercisable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

(d) As of the Closing, the shares of Parent Common Stock issuable in connection with the Merger pursuant to this Agreement shall be duly authorized and, upon issuance, sale and delivery as contemplated by this Agreement, such shares of Parent Common Stock will be validly issued, fully paid and non-assessable securities of Parent.

Section 4.7.  Subsidiaries and Equity Investments.  Except as set forth on Schedule 4.7, Parent and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.

Section 4.8.  Parent SEC Reports.

(a) Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2005 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). Each of the Parent SEC Reports filed on or prior to the date hereof, at the time of its filing (except as and to the extent such Parent SEC Report has been modified or superseded in any subsequent Parent SEC Report filed and publicly available prior to the date hereof), and each of the Parent SEC Reports filed after the date hereof, (i) complied or will comply as to form in all material respects with the requirements of the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent SEC Reports filed on or prior to the date hereof included, and if filed after the date hereof, will include, all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”), and the internal control report and attestation of Parent’s outside auditors required by Section 404 of the Sarbanes-Oxley Act.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes and schedules, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(c) As of March 12, 2007, Parent and its Subsidiaries had cash and cash equivalents of $1,668,343, and indebtedness for borrowed money (including accrued interest thereon) outstanding of $7,023,202.

Section 4.9.  Absence of Certain Changes or Events.

(a) Except as set forth on Schedule 4.9(a), since the date of the Parent Interim Balance Sheet, there has not been:

(i) any Parent Material Adverse Effect;

(ii) any material loss, damage, destruction or other casualty to the assets or properties of either Parent or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);

(iii) any change in any method of accounting or accounting practice of either Parent or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

(iv) any loss of the employment, services or benefits of the chief executive officer of Parent and members of Parent’s senior management who report directly to such chief executive officer.

(b) Since the date of the Parent Interim Balance Sheet, each of Parent and each of its Subsidiaries has operated in the ordinary course of its business and consistent with past practice and, except as set forth on Schedule 4.9(b), has not:

(i) incurred any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice;

(ii) failed to discharge or satisfy any material Lien or pay or satisfy any material obligation or liability (whether absolute, accrued, contingent or otherwise), other than Permitted Liens and liabilities being contested in good faith and for which adequate reserves have been provided;

(iii) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights;

(iv) sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights;

(v) disposed of any material patents, trademarks or copyrights or any material patent, trademark or copyright applications or registrations;

(vi) disclosed any of its material trade secrets, except pursuant to written confidentiality obligations;

(vii) defaulted on any material obligation;

(viii) entered into any transaction material to its business, except in the ordinary course of business and consistent with past practice;

(ix) granted any material increase in the compensation or benefits of its key employees other than increases in accordance with past practice not exceeding 8% of the key employee’s annual base compensation then in effect, or entered into any employment, change of control, retention or severance agreement or arrangement with any of them;

(x) contractually committed to make any capital expenditure for any periods after the date hereof or additions to property, plant and equipment used in its operations other than ordinary repairs and maintenance in excess of $100,000 in the aggregate;

(xi) laid off any significant number of its employees;

(xii) discontinued the offering of any material services or product;

(xiii) incurred any material obligation or liability for the payment of severance benefits;

(xiv) declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or

(xv) entered into any agreement or made any commitment to do any of the foregoing.

Section 4.10.  Tax Matters.  Except as set forth on Schedule 4.10:

(a) (i) Parent and each of its Subsidiaries have filed when due all income Tax Returns and other material Tax Returns required by applicable law to be filed with respect to Parent and each of its Subsidiaries; (ii) all income Taxes and other material Taxes owed by Parent and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iii) any liability of Parent or any of its Subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of Parent in accordance with GAAP;

(b) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to Parent or any of its Subsidiaries in respect of any income Tax or other material Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(c) since January 1, 2000, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(d) (i) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force; (iii) the federal statute of limitations for tax years of Parent and its Subsidiaries has closed for all years ending prior to January 1, 2002; and (iv) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(e) Parent and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(f) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(g) neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(h) there is no Lien, other than a Permitted Lien, affecting any of the assets, properties or rights of Parent and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;

(i) neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which is Parent) or (ii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(j) Parent and its Subsidiaries have neither (i) made, changed or revoked, or permitted to be made, changed or revoked, any election or method of accounting with respect to Taxes affecting or relating to Parent and its Subsidiaries, nor (ii) entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to Parent and its Subsidiaries;

(k) neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

(l) neither Parent nor any of its Subsidiaries have a permanent establishment in a foreign jurisdiction.

Section 4.11.  Absence of Undisclosed Liabilities.  Except as set forth on Schedule 4.11(a), there are no material liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, other than (A) liabilities or obligations disclosed and provided for in the consolidated balance sheet of Parent as of September 30, 2006 included in the Parent SEC Reports (the “Parent Interim Balance Sheet”) or (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Parent Interim Balance Sheet. Except as shown on Schedule 4.11(b), neither Parent nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

Section 4.12.  Parent Property.

(a) Parent and its Subsidiaries own no real property.

(b) Schedule 4.12(b) sets forth a list of all leases, licenses, permits, subleases and occupancy agreements, together with all material amendments thereto, in which either Parent or any of its Subsidiaries has a leasehold interest or similar occupancy rights, whether as lessor or lessee, and (i) which are material to the operation of Parent and its Subsidiaries, taken as a whole, or (ii) which involve payments by Parent or its Subsidiaries in excess of $50,000 per year (each, a “Parent Lease” and collectively, the “Parent Leases”; the property covered by Parent Leases under which either Parent or any of its Subsidiaries is a lessee is referred to herein as the “Parent Leased Real Property”). Neither Parent nor any of its Subsidiaries is a party to any Parent Contract (other than a Lease) with the lessor of any Parent Leased Real Property, which gives such lessor any right to terminate or adversely alter the terms of the Parent Lease to which such lessor is a party. Parent or its Subsidiaries enjoys peaceful and undisturbed possession of the Parent Leased Real Property pursuant to the Parent Leases. No option has been exercised under any of such Parent Leases, except options whose exercise has been evidenced by a written document, a true, complete and accurate copy of which has been made available to the Company with the corresponding Parent Lease. Except as set forth on Schedule 4.12(b), the transactions contemplated by this Agreement do not require the consent or approval of the other party to the Parent Leases.

(c) Since the date of the Parent Interim Balance Sheet, no Parent Lease has been modified or amended in writing in any way materially adverse to the business of Parent and its Subsidiaries except as set forth on Schedule 4.12(c) and no party to any Parent Lease has given either Parent or any of its Subsidiaries written notice of or, to the Knowledge of Parent, made a claim with respect to, any breach or default thereunder.

(d) Except as set forth on Schedule 4.12(d) and other than rights incidental to the provision of services established in the ordinary course of business, none of the Parent Leased Real Property is subject to any option, lease, sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof or to obtain title to all or any portion of such property.

(e) All material improvements, systems and fixtures on the Parent Leased Real Property are in good operating condition and repair and generally are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained. All improvements on the Parent Leased Real Property constructed by or on behalf of Parent or any Subsidiary were constructed, to the Knowledge of Parent, in compliance in all material respects with applicable laws, ordinances and regulations affecting such Parent Leased Real Property.

Section 4.13.  Assets of Parent and its Subsidiaries.

(a) The assets, properties and rights of Parent and its Subsidiaries constitute all of the assets, properties and rights which are used in the operation of their business as currently conducted. Except as set forth on Schedule 4.13(a), there are no material assets, properties, rights or interests of any kind or nature that either Parent or any of its Subsidiaries has been using, holding or operating in their business prior to the Closing that will not be used, held or owned by Parent or its Subsidiaries immediately following the Closing.

(b) Each of Parent and its Subsidiaries has good and valid fee simple title, free and clear of any Liens other than Permitted Liens, to, or a valid leasehold interest under enforceable Leases in, all of its material assets, properties and rights.

Section 4.14.  Intellectual Property.

(a) Parent and its Subsidiaries own, or have valid and enforceable licenses to use, all the Intellectual Property used by Parent and its Subsidiaries, and such Intellectual Property represents all intellectual property rights necessary for the conduct of their business as and where conducted on the date hereof. Parent and its Subsidiaries are in compliance in all material respects with all licenses relating to the protection of such of the Intellectual Property used by Parent and its Subsidiaries as it uses pursuant to license or other agreement. To the Knowledge of Parent, there are no conflicts with or infringements of any Intellectual Property used by Parent and its Subsidiaries by any third party. To the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not conflict with, violate, misappropriate, misuse or infringe any proprietary right of any third party. There is no claim, suit, action or proceeding pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries: (i) alleging any such conflict, violation, misappropriation, misuse or infringement with or of any third party’s proprietary rights; or (ii) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Intellectual Property owned or used by Parent and its Subsidiaries.

(b) Schedule 4.14(b) sets forth a complete and current list of all registrations, applications or filings pertaining to the Intellectual Property owned by Parent and its Subsidiaries (“Parent Registered Intellectual Property”) as of the date hereof and the owner of record, date of application or issuance, and relevant jurisdiction as to each. Except as described on Schedule 4.14(b), all Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens. All Parent Registered Intellectual Property is valid, subsisting, unexpired, and all renewal fees and other maintenance fees that have fallen due on or prior to the Closing have been paid. Except as listed on Schedule 4.14(b), there are no actions that must be taken or payments that must be made by Parent or its Subsidiaries within one hundred eighty (180) days of the Closing that, if not taken or paid, will adversely affect the Intellectual Property owned or used by Parent and its Subsidiaries or the right of Parent or its Subsidiaries to use the same as and where used as of the date hereof. Except as listed on Schedule 4.14(b), no Parent Registered Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration. The consummation of the transactions contemplated by this Agreement will not alter or impair in any material respect any Intellectual Property owned or used by Parent and its Subsidiaries.

(c) Schedule 4.14(c) sets forth a complete list of all material license agreements pertaining to Intellectual Property owned or used by Parent and its Subsidiaries as of the date hereof, except for agreements pertaining to commercially available, off-the-shelf software. Except as set forth on Schedule 4.14(c), neither Parent nor any of its Subsidiaries is under any obligation to pay royalties or other payments in connection with any agreement, nor restricted from assigning its rights respecting Intellectual Property owned or used by Parent and its Subsidiaries. Neither Parent nor any of its Subsidiaries will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any agreement relating to the Intellectual Property owned or used by Parent and its Subsidiaries. Neither Parent nor its Subsidiaries is in material default of any such agreement.

(d) Except as set forth on Schedule 4.14(d), neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of Parent or its Subsidiaries) of its rights to, or in connection with, any Intellectual Property owned or used by Parent and its Subsidiaries, which claim is pending. Except as set forth on Schedule 4.14(d), neither Parent nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property owned or used by Parent and its Subsidiaries, other than indemnification provisions contained in employment policies and agreements, customer agreements, purchase orders or license agreements arising in the ordinary course of business.

Section 4.15.  Software.  To the Knowledge of Parent, none of the operating and applications computer software programs and databases used by Parent and its Subsidiaries that are material to the conduct of their business (collectively, the “Parent Software”), nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other Person and, no claim, suit, action or other proceeding with respect to any such infringement or violation is pending, or to the Knowledge of Parent, threatened.

Section 4.16.  Licenses and Permits.

(a) Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to Parent or any of its Subsidiaries by any Governmental Entity (the “Parent Licenses and Permits”) and have taken all necessary action to maintain such Parent Licenses and Permits. Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare invalid such Parent License and Permit in any respect. The Parent Licenses and Permits are sufficient and adequate in all respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries, and none of the operations of Parent or its Subsidiaries are being conducted in a manner that violates in any material respect any of the terms or conditions under which any Parent License and Permit was granted.

(b) The operations of Parent and its Subsidiaries are in compliance in all material respects with applicable federal and state law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the Parent Licenses and Permits.

(c) Other than those listed on Schedule 4.16, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any Governmental Entity. No notices have been received by and, no claims have been filed against, Parent or its Subsidiaries alleging a failure to hold any requisite permits, regulatory approvals, licenses and other authorization.

Section 4.17.  Compliance with Law.

(a) Except as set forth on Schedule 4.17, the operations of the business of Parent and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations. Except as set forth on Schedule 4.17, since January 1, 2005, none of Parent or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of Parent or its Subsidiaries is in material default with respect to any order, writ, judgment, award, injunction or decree of any national, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.

(b) Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Parent has previously disclosed to the Company the information required to be disclosed by Parent and certain of its officers to Parent’s Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act. Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(c) The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors

(A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and the audit committee of Parent’s Board of Directors.

(d) Parent is eligible to register the shares of Parent Common Stock on a registration statement on Form S-3 under the Securities Act.

Section 4.18.  Litigation.  Except as set forth on Schedule 4.18, there are no material Actions pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator, of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement. There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator, of any nature outstanding, or to the Knowledge of Parent, threatened, against either Parent or any of its Subsidiaries.

Section 4.19.  Contracts.

(a) Schedule 4.19(a) sets forth a complete and correct list of all Parent Contracts as of the date hereof.

(b) Each Parent Contract is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect. Each of Parent and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Parent Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the Knowledge of Parent, no other party to any Parent Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. Parent has made available to the Company or its representatives true and complete originals or copies of all the Parent Contracts.

(c) A “Parent Contract” means any agreement, contract or commitment, oral or written, to which either Parent or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i) a contract or agreement for the purchase, license (as licensee) or lease (as lessee) by Parent or any of its Subsidiaries of services, materials, products, personal property, supplies, Intellectual Property rights or other assets from any supplier or vendor or for the furnishing of services to Parent or any of its Subsidiaries reasonably expected to involve total payments by Parent and its Subsidiaries in excess of $100,000 in 2007 (the “Parent Vendor Contracts”);

(ii) a mortgage, indenture, security agreement, guaranty, pledge and other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice);

(iii) an employment, change of control, retention, severance or material consulting agreement;

(iv) a joint venture, partnership or limited liability company agreement with third parties;

(v) a non-competition agreement or any other agreement or obligation which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of Parent or any of its Subsidiaries may be conducted or (ii) the ability of either of Parent or any of its Subsidiaries to provide any type of service presently conducted by Parent or its Subsidiaries;

(vi) an agreement containing any exclusivity clause, most-favored-nations clause, benchmarking clause or marked-to-market pricing provision;

(vii) a Lease requiring annual payments in excess of $50,000;

(viii) an agreement limiting or restricting the ability of either Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(ix) an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person; or

(x) any other material agreement not in the ordinary course of the business of Parent and its Subsidiaries.

Section 4.20.  Employee Plans.

(a) Schedule 4.20(a) sets forth: (i) all “employee benefit plans”, as defined in Section 3(3) of ERISA, and all material employee benefit programs, policies, arrangements or payroll practices, including, without limitation, any such programs, policies, arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation, disability, retirement benefits, deferred compensation, bonus pay, incentive pay, equity or equity-based compensation, stock purchase, hospitalization insurance, medical insurance, life insurance, cafeteria benefits, dependent care reimbursements, prepaid legal benefits, scholarships or tuition reimbursements, sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is obligated to contribute thereunder for current or former employees of Parent and its Subsidiaries (the “Parent Employee Benefit Plans”), and (ii) all “employee pension plans”, as defined in Section 3(2) of ERISA, maintained or sponsored by Parent or any trade or business (whether or not incorporated) which is under control or treated as a single employer with Parent under Section 414(b), (c), (m), or (o) of the Code (a “Parent ERISA Affiliate”) or to which Parent or any Parent ERISA Affiliate has contributed or has been obligated to contribute thereunder (the “Parent Pension Plans”).

(b) True, correct and complete copies of the following documents, with respect to each of the Parent Employee Benefit Plans and Parent Pension Plans, have been made available to the Company, to the extent applicable: (i) all plans and related trust documents, and amendments thereto; (ii) Forms 5500 filed for the three most recent plan years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions, annual reports and material modifications; (v) the most recent actuarial report, if any; and (vi) written descriptions of all non-written agreements relating to the Parent Employee Benefit Plans. In addition, the most recent financial statements and actuarial valuations for the Parent Pension Plans have been made available to the Company.

(c) None of the Parent Employee Benefit Plans or Parent Pension Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Parent Multiemployer Plan”) or subject to Title IV of ERISA or Section 412 of the Code. Parent has not incurred any liability due to a complete or partial withdrawal from a multiemployer plan or due to the termination or reorganization of a multiemployer plan (except for any such liability that has been satisfied in full), and no events have occurred and no circumstance exists, to the Knowledge of Parent, that would reasonably be expected to result in any liability to Parent or a Parent ERISA Affiliate.

(d) Each Parent Pension Plan that is intended to qualify under Section 401 of the Code has received a determination letter from the IRS, or can rely on an opinion letter, that it so qualifies and that the trust is exempt from taxation under Section 501 of the Code, and to the Knowledge of Parent, nothing has occurred since the date of determination that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e) All contributions (including all employer contributions and employee salary reduction contributions) and all premiums required to have been paid under any of the Parent Employee Benefit Plans or Parent Pension Plans or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(f) To the Knowledge of Parent, there has been no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Parent Employee Benefit Plans or Parent Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Parent Employee Benefit Plans or Parent Pension Plans.

(g) Except as set forth on Schedule 4.20(g), there are no pending actions, claims or lawsuits which have been asserted or instituted against the Parent Employee Benefit Plans or Parent Pension Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Parent Employee Benefit Plans or Parent Pension Plans with respect to the operation or administration of such plans or the investment of plan assets (other than routine benefit claims), nor does Parent have Knowledge of facts which could form the basis for any such claim or lawsuit. No Parent Employee Benefit Plan or Parent Pension Plan has been the subject of an audit, investigation or examination by any Governmental Entity to the Knowledge of Parent.

(h) The Parent Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations. None of Parent, its Subsidiaries, or, to the Knowledge of Parent, any “party in interest” or “disqualified person” with respect to the Parent Employee Benefit Plans or Parent Pension Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or 4975 of the Code pursuant to which the tax or penalty could be material. Except as set forth on Schedule 4.20(h), no stock or other security issued by Parent or any Affiliate forms or has formed a part of the assets of any Parent Employee Benefit Plan or Parent Pension Plan.

(i) None of the Parent Employee Benefit Plans provide retiree life or retiree health benefits except as may be required under COBRA or any similar state or local law.

(j) Except as set forth on Schedule 4.20(j) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or together with the occurrence of subsequent events, (i) increase any benefits otherwise payable under any Parent Employee Benefit Plan or Parent Pension Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits including, but not limited to, benefits under any Parent Employee Benefit Plan, Parent Pension Plan or Parent Contract to any current or former employee; or (iii) entitle any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries to a payment or benefit that is not deductible by reason of Section 280G of the Code.

(k) No Parent Contract, Parent Employee Benefit Plan, warrant or other compensatory or equity-based arrangement with any employee, officer or director of Parent contains any provision requiring Parent to pay on behalf of, or otherwise reimburse, any such individual for any income or excise taxes due by such individual upon payment of any benefits by Parent, other than any such obligations as required by applicable laws or regulations.

(l) With respect to each option to purchase Parent Common Stock, (i) each such option has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date, (ii) the “grant date” of such option, determined in accordance with applicable tax laws and GAAP, is the same grant date as reflected in Parent’s option and/or stock ledger and (iii) such option has been properly expensed by Parent in accordance with GAAP.

(m) Each “non qualified deferred compensation plan” (as defined in Section 409(d)(1) of the Code) of Parent (i) has been operated, since January 1, 2005, in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and the Proposed Regulations and (ii) has not been “materially modified” (within the meaning of IRS Notice 2005-1 or the Proposed Regulations) at any time after October 3, 2004.

Section 4.21.  Insurance.  Parent has made available to the Company a true, complete and accurate copy of the material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of Parent and its Subsidiaries and their assets, properties and operations. Except as set forth on Schedule 4.21, all such policies and bonds are in full force and effect. None of Parent or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of Parent or its Subsidiaries received notice of cancellation of or cancelled any such insurance. For all material claims made under such policies and bonds, Parent and its Subsidiaries have timely complied with any applicable notice provisions.

Section 4.22.  Affiliate Transactions.  Except as set forth on Schedule 4.22, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 4.24 to the extent required to be set forth thereon (or any such ordinary course employment agreements and similar arrangements not required to be set forth on Schedule 4.24 by the limitations contained in the representation and warranty set forth in Section 4.24 hereof).

Section 4.23.  Relationships with Vendors and Content Providers.

(a) Schedule 4.23(a) sets forth a list of the top 25 vendors by dollar amount paid to such vendors by Parent and its Subsidiaries (taken together) for the year ended December 31, 2006. To the Knowledge of Parent, no such vendor has expressed in writing or verbally to Parent or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with Parent or any of its Subsidiaries.

(b) Schedule 4.23(b) sets for a list of the top 25 content providers for the Internet Web sites and other electronic media of Parent and its Subsidiaries by dollar amount paid to such providers by the Company and its Subsidiaries for the year ended December 31, 2006. To the Knowledge of Parent, no such content provider has expressed in writing or verbally to Parent or any of its Subsidiaries its intention to cancel or otherwise terminate or materially reduce or modify its relationship with Parent or any of its Subsidiaries.

Section 4.24.  Labor Matters.

(a) Except as set forth on Schedule 4.24(a): (i) neither Parent nor any of its Subsidiaries is a party to any outstanding employment agreements or contracts with officers, managers or employees of either of Parent or its Subsidiaries that are not terminable at will; (ii) neither Parent nor any of its Subsidiaries is a party to any agreement, policy or practice that requires it to pay termination, change of control or severance pay to salaried, non-exempt or hourly employees of such company (other than as required by law); (iii) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to its employees nor does Parent have Knowledge of any activities or proceedings of any labor union to organize any such employees; and (iv) neither Parent nor any of its Subsidiaries is a party to any material consulting agreements with any Person providing services to Parent or any of its Subsidiaries.

(b) Except as set forth on Schedule 4.24(b): (i) each of Parent and its Subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment; (ii) there are no charges with respect to or relating to either Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; and (iii) neither Parent nor any of its Subsidiaries has received any notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

(c) Except as set forth on Schedule 4.24(c), there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the current or former employees of Parent or its Subsidiaries.

(d) Except as set forth on Schedule 4.24(d), neither Parent nor any of its Subsidiaries has any severance plan or severance obligation with respect to its employees.

Section 4.25.  Environmental Matters.  Except as set forth on Schedule 4.25:

(a) Each of Parent and its Subsidiaries is, and has been at all times prior to the date hereof, in compliance in all material respects with all applicable Environmental Laws. Each of Parent and its Subsidiaries has in effect all material licenses, permits and other authorizations required under all Environmental Laws and is in compliance in all material respects with all such licenses, permits and authorizations.

(b) Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws. None of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which would reasonably be expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws. None of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including, without limitation, any obligation for costs of remediation, of any other Person.

(c) To the Knowledge of Parent, there has been no release or threatened release of Hazardous Material on, at or beneath any of the Parent Leased Real Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.

(d) None of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give, rise to any material liability for any damages or costs of remediation.

(e) Parent has made available to the Company copies of all environmental studies, investigations, reports or assessments concerning Parent, its Subsidiaries, the Parent Leased Real Property and any real property currently or previously owned or operated by Parent or its Subsidiaries.

Section 4.26.  No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from Parent or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than Banc of America Securities LLC. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and Banc of America Securities LLC pursuant to which Banc of America Securities LLC would be entitled to any payment relating to the transactions contemplated hereby.

Section 4.27.  State Takeover Statutes; Rights Agreement.  The Board of Directors of Parent has taken all action necessary to ensure that any restrictions on business combinations contained in the FBCA, including Section 607.0902 of the FBCA, will not apply to the Merger, the Voting Agreement or the transactions contemplated by this Agreement, including the acquisition of shares of Parent Common Stock issuable in the Merger to D. E. Shaw Composite Side Pocket Series I, L.L.C. or its Affiliates. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent’s Organizational Documents is, or at the Effective Time will be, applicable to Parent, the Parent Common Stock, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement. Parent does not have a poison pill or a shareholders rights agreement in effect.

Section 4.28.  Information Supplied.  The information in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.29.  Board Approval.  The Board of Directors of each of Parent and Merger Sub, at meetings duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders, (ii) approved this Agreement, the Voting Agreement (for purposes of Section 607.0902 of the FBCA) and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock in connection with the Merger, and (iii) resolved to recommend that their respective stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 4.30.  Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock (the “Required Parent Vote”) entitled to vote thereon and the affirmative vote of the holders of a majority of the outstanding shares of the common stock, par value $0.0001 per share, of Merger Sub entitled to vote thereon (the “Required Merger Sub Vote” and, together with the Required Parent Vote, the “Required

Cumulative Parent Vote”) are the only vote of the holders of any class or series of Parent’s and Merger Sub’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. As of the date hereof, the shares of Parent Common Stock subject to the Voting Agreement held beneficially and of record by the Voting Agreement Stockholders constitute in the aggregate approximately 38% of the issued and outstanding shares of the Parent Common Stock.

Section 4.31.  Opinion of Parent’s Financial Advisor.  The Board of Directors of Parent has received an opinion from Banc of America Securities LLC, financial advisor to Parent, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point to view, to Parent.

ARTICLE V.

COVENANTS OF THE COMPANY.

The Company hereby covenants as follows:

Section 5.1.  Conduct of Business Before the Closing Date.

(a) Except as set forth on Schedule 5.1(a), the Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws; (ii) the Company shall continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers and key employees of the Company and its Subsidiaries and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of Parent:

(i) make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

(ii) make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options to purchase shares of Company Common Stock outstanding on the date hereof), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(iii) make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, Company Leased Real Property or rights or any part thereof other than dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business and consistent with past practice;

(iv) sell, transfer, exclusively license or abandon any of its material Intellectual Property;

(v) subject any of its assets, properties or rights, or any part thereof, to any Lien or suffer such to exist other than Permitted Liens, except in connection with the GMAC Financing;

(vi) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of the Company and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

(vii) acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice;

(viii) enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to rank and file employees in accordance with pre-existing contractual provisions and/or consistent with past practice;

(ix) contractually commit to make capital expenditures for any post-Closing period in excess of $500,000 in the aggregate;

(x) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than wholly owned Subsidiaries);

(xi) fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of this Agreement;

(xii) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;

(xiii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;

(xiv) settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of the Company or its Subsidiaries;

(xv) make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on the Company and its Subsidiaries or terminate, or waive any right or remedy under, any Company Contract, bid or expenditure, where such Company Contract, bid or expenditure is for a Company Contract entailing payments in excess of $100,000, other than in the ordinary course of business and consistent with past practice;

(xvi) lend money to any Person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation, except in connection with the GMAC Financing;

(xvii) use any of the Company’s or any of its Subsidiaries’ funds or other assets to pay down or pay off any of the Company’s or any such Subsidiaries’ indebtedness for borrowed money outstanding as of the date of the Company’s Interim Balance Sheet, or incurred by the Company or any such Subsidiary thereafter, other than drawdowns and repayments under the Company’s revolving credit facilities consistent with the past cash management practices of the Company;

(xviii) take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or

(xix) commit to do any of the foregoing.

(b) Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.

Section 5.2.  Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1 hereof, the Company shall promptly give to Parent written notice with particularity upon having Knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of the Company contained in this Agreement.

Section 5.3.  Affiliate Letter.  The Company shall deliver on the date hereof a letter to Parent identifying all persons who, to the Knowledge of the Company, are “affiliates” of the Company for purposes of Rule 145 under the Securities Act.

Section 5.4.  Exchange of Company Debt and Conversion of Company Preferred Stock.  The Company shall use its reasonable best efforts to cause all of the Company’s indebtedness for borrowed money outstanding as of the Closing (including an amount sufficient to pay in cash any fees of the Company relating to the transactions contemplated by this Agreement, prepaid or otherwise, but excluding any amounts outstanding under the GMAC Financing, which GMAC Financing shall not be used to pay any such transaction fees) to be exchanged for shares of Company Common Stock, and upon such exchange shall terminate all security interests in, and pledges of, assets of the Company and its Subsidiaries related thereto and shall make any and all filings required in connection therewith (the “Company Debt Exchange”). The Company shall take all corporate action necessary to cause all shares of Company Preferred Stock outstanding as of the date of this Agreement to be converted (the “Company Preferred Stock Conversion”) into shares of Company Common Stock, effective immediately prior to the Effective Time, in accordance with the terms of such Company Preferred Stock.

ARTICLE VI.

COVENANTS OF PARENT AND MERGER SUB.

Section 6.1.  Conduct of Business Before the Closing Date.

(a) Except as set forth on Schedule 6.1, Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless the Company shall otherwise consent in writing: (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by Parent pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act; (ii) Parent shall continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use and (iii) Parent shall use its commercially reasonable efforts consistent with the foregoing to preserve intact the business organization of Parent and its Subsidiaries, to keep available the services of the present officers and key employees of Parent and its Subsidiaries and to preserve, in all material respects, the present relationships of Parent and its Subsidiaries with persons with which Parent or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company:

(i) make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practices;

(ii) make any change in any of its organizational documents; issue any additional shares of capital stock (other than (a) pursuant to the Parent Private Placement or (b) upon the exercise of options or warrants to purchase shares of Parent Common Stock outstanding on the date hereof), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable or exercisable for such securities or alter in any way any its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise, or agree to register under the Securities Act any capital stock of Parent or any of its Subsidiaries except on terms subordinate to those granted pursuant to the Registration Rights Agreement;

(iii) make any sale, assignment, transfer, abandonment, sublease, assignment or other conveyance of its tangible assets, Parent Leased Real Property or rights or any part thereof other than dispositions of worn-out or obsolete equipment for fair or reasonable value in the ordinary course of business and consistent with past practice;

(iv) sell, transfer, exclusively license or abandon any of its material Intellectual Property;

(v) subject any of its assets, properties or rights, or any part thereof, to any Lien or suffer such to exist other than Permitted Liens;

(vi) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests;

(vii) acquire, lease or sublease any material tangible assets, raw materials or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice;

(viii) enter into any new (or amend any existing to increase benefits) employee benefit plan, program or arrangement or any new (or amend any existing to increase benefits) employment, severance, change of control or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except as otherwise provided pursuant to the terms of any plan or agreement, as required by law, to the extent necessary to avoid imposition of any taxes under Section 409A or Section 4999 of the Code or for increases in compensation to rank and file employees in accordance with pre-existing contractual provisions and/or consistent with past practice;

(ix) contractually commit to make capital expenditures for any post-Closing period in excess of $500,000 in the aggregate;

(x) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than wholly owned Subsidiaries);

(xi) fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date of this Agreement;

(xii) make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any accounts receivable except in the ordinary course of business and consistent with past practice;

(xiii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to Parent or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Parent or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;

(xiv) settle, release or forgive any material claim or litigation or waive any right thereto which has not been properly reserved on the books of Parent or its Subsidiaries;

(xv) make, enter into, modify, amend in any manner that would be reasonably expected to have an adverse effect on Parent and its Subsidiaries or terminate, or waive any right or remedy under, any Parent Contract, bid or expenditure, where such Parent Contract, bid or expenditure is for a Parent Contract entailing payments in excess of $100,000, other than in the ordinary course of business and consistent with past practice;

(xvi) lend money to any Person or incur or guarantee any indebtedness for borrowed money or enter into any capital lease obligation;

(xvii) use any of Parent’s or any of its Subsidiaries’ funds or other assets to pay down or pay off any of Parent’s or any such Subsidiaries’ indebtedness for borrowed money outstanding as of the date of the Parent Interim Balance Sheet, or incurred by Parent or any such Subsidiary thereafter;

(xviii) take any action to accelerate the vesting of, or cause any restriction to lapse with respect to, any stock-based compensation; or

(xix) commit to do any of the foregoing.

(b) Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.

Section 6.2.  Indemnification Continuation.

(a) For purposes of this Section 6.2, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, an officer or director of the Company or who was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or as general partner of any partnership or trustee of any trust, and can provide evidence thereof to Parent acceptable to Parent in its sole discretion and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b) From and for a period of six years after the Effective Time, Parent shall, or Parent shall cause the Surviving Company to, provide indemnification to each Indemnified Person to the same extent and under similar conditions and procedures as such Indemnified Person is entitled on the date hereof in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or trustee of any trust, at or prior to the Effective Time, whether pertaining to any matter arising before or after the Effective Time. An Indemnified Person shall repay the Surviving Company for any expenses incurred by the Surviving Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.2 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by the Company immediately prior to the Closing.

(c) Parent shall, or shall cause the Surviving Company to, provide or maintain in effect for six years from the Effective Time (the “Tail Period”), through the purchase of run-off coverage or otherwise, directors’ and officers’ liability insurance covering the Indemnified Persons who are covered by the directors’ and officers’ liability insurance policy provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the “Existing Policy”), on terms (other than with respect to minimum aggregate limits of liability for directors’ and officers’ liability insurance coverage) comparable to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ liability insurance for the Indemnified Persons of at least $3,000,000 and deductibles no larger than those customary for such type of insurance coverage; provided, however, that in no event shall the Surviving Company be required to expend in excess of 150% of the amount of the current annual premium for the Existing Policy in average annual premiums for such insurance coverage with respect to the Tail Period, and if the premiums of such insurance coverage exceed such average annual amount, the Surviving Company shall be obligated to maintain or obtain a policy with the greatest coverage available for a cost not exceeding such average annual amount; and, provided further, that the premiums payable with respect to such insurance coverage for the entire Tail Period shall be paid in a single lump-sum payment at the commencement of the Tail Period.

(d) The provisions of this Section 6.2 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

Section 6.3.  Repayment of Debt.  Parent shall use its reasonable best efforts to effect the Parent Private Placement and to cause all of Parent’s indebtedness for borrowed money outstanding as of the Closing (including an amount sufficient to pay in cash any fees of Parent or Merger Sub relating to the Parent Private Placement or the transactions contemplated by this Agreement, prepaid or otherwise) to be repaid immediately prior to the Effective Time from the net proceeds to Parent thereof, and upon such repayment shall terminate all security interests in, and pledges of, assets of Parent and its Subsidiaries related thereto and shall make any and all filings required in connection therewith (the “Parent Debt Repayment”).

Section 6.4.  Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1 hereof, Parent shall promptly give to the Company written notice with particularity upon having Knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub contained in this Agreement.

Section 6.5.  S-8 Registration Statement.  As of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Rollover Options and Other Stock Awards.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES.

Section 7.1.  Preparation of Proxy Statement and Registration Statement; Parent Stockholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file the Registration Statement (which shall contain the Proxy Statement) with the SEC in connection with the registration under the Securities Act of (i) the aggregate Merger Consideration to be issued in the Merger and (ii) the resale of the aggregate Merger Consideration received by the Former Company Stockholders in the Merger, in a maximum amount thereof not to exceed two-thirds of the shares of the Parent Common Stock issued as Merger Consideration. The Registration Statement shall contain a resale prospectus for the benefit of such Former Company Stockholders as selling stockholders. Parent shall use its reasonable best efforts to cause the Registration Statement to be reviewed by the SEC and, subject to such review period, to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective until the final sale by the selling stockholders of all shares of Parent Common Stock registered on the Registration Statement. The Proxy Statement shall include the recommendation of the Board of Directors of Parent in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board of Directors of Parent shall have withdrawn or modified its approval or recommendation of this Agreement to the extent such action is permitted by Section 7.5 hereof. Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Parent shall promptly provide copies to the Company, consult with the Company and prepare written responses with respect to any written comments received from the SEC with respect to the Registration Statement and advise the Company of any oral comments received from the SEC. The Registration Statement and the Proxy Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

(b) Parent shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Registration Statement shall be filed without the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Parent.

(c) Whether or not Parent’s Board of Directors has withdrawn, modified or amended its recommendation of the Merger and the other transactions contemplated by this Agreement, Parent shall cause the Parent Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote and in any event not more than 30 days after the Registration Statement has become effective. In connection with such meeting, Parent will (i) subject to Section 7.5(b) hereof, use its reasonable best efforts to obtain the Required Parent Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.

Section 7.2.  Access to Information.

Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to each other and its representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all of such party’s officers, employees, properties, offices, plants and other facilities and books and records and, during such period, each party shall (and shall cause its Subsidiaries to) furnish promptly to each other and its representatives, consistent with such party’s legal obligations, all other information concerning such party’s business, properties and personnel as the other party may reasonably request; provided, however, that each party may restrict the foregoing access to the extent that, in its reasonable judgment, (i) providing such access would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information. Each party will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain Non-Disclosure Agreement, dated as of September 11, 2006 (the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3.  Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) hereof to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Regulatory Law (as defined below), (i) use its commercially reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other governmental authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable governmental authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) hereof and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law. Notwithstanding anything herein to the contrary, Parent shall not be required to agree to any terms, conditions, modifications with respect to obtaining any consents, permits, waivers, approvals, authorizations or orders in connection with the Merger or the consummation of the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in, (i) either individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect or (ii) Parent, the Company or any of their respective Subsidiaries having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or business be held separate).

(c) Each party shall use its commercially reasonable efforts to obtain all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement, and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent or the Company, as applicable, neither the Company nor Parent shall incur any significant expense or liability or agree to any significant modification to any contractual arrangement to obtain such consents waivers, authorizations or approvals.

Section 7.4.  Reorganization.

(a) The Parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for federal, state and local income Tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

(b) Each of the Company and Parent shall use its reasonable best efforts to provide the officers’ representations and to obtain the opinions referred to in Section 8.2(f) and Section 8.3(h) hereof, respectively.

Section 7.5.  Acquisition Proposals.

(a) None of Parent or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, advisors, agents, representatives or other intermediaries), nor shall (directly or indirectly) any of Parent or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or further the consummation of, or consummate, any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require it to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to its business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal; or (iv) agree to resolve or take any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence. Parent shall immediately cease, and cause its advisors, agents and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and shall demand the return or destruction of any information provided from and after September 2006 with respect to such activities, discussion or negotiations. For purposes of this Section 7.5, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than the Company or any Subsidiaries of the Company.

“Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Parent or any of the Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Parent or more than 20% of the assets of Parent and its Subsidiaries taken as a whole, other than the transactions contemplated by this Agreement and in connection with the Parent Private Placement.

(b) Notwithstanding the foregoing, the Board of Directors of Parent, or Parent, as applicable, directly or indirectly through advisors, agents or other intermediaries, may (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal, so long as any such compliance, except to the extent permitted by clause (iv) of this Section 7.5(b), rejects any Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, (ii) engage in negotiations or discussions with any Person that has made an unsolicited bona fide written Acquisition Proposal not resulting from or arising out of a breach of Section 7.5 (a) hereof, and make any disclosure to the Parent’s stockholders with regard to any Acquisition Proposal as is required (based on the advice of Parent’s outside legal counsel) by any applicable statute, law, rule or regulation, (iii) furnish to such Person nonpublic information relating to Parent or any of its Subsidiaries pursuant to a confidentiality and standstill agreement with terms that are no less favorable to Parent than those contained in the Confidentiality Agreement and/or (iv) if prior to obtaining the Required Parent Vote with respect to the Merger at the Parent Stockholders Meeting, withdraw or modify or change in a manner adverse to the Company its approval or recommendation of this Agreement or the transactions contemplated hereby; provided that the Board of Directors of Parent, or Parent, as applicable, shall be permitted to take an action described in the foregoing clauses (ii), (iii) or (iv) if, and only if, prior to the taking of such particular action, the Board of Directors of Parent (x) has determined in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, in the case of either of the foregoing clauses (ii) or (iii), or constitutes a Superior Proposal, in the case of the foregoing clause (iv), and (y) has determined in good faith, after consultation with Parent’s outside legal counsel, that failing to take such action may reasonably be expected to, in the case of either of the foregoing clauses (ii) or (iii), or would, in the case of the foregoing clause (iv), result in a breach of its fiduciary duties under applicable law.

“Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into any transaction involving an Acquisition Proposal (an “Alternative Transaction”) that the Board of Directors of Parent determines in its good faith judgment (after consultation with Parent’s outside legal counsel and financial advisor) to be more favorable to Parent’s stockholders than this Agreement and the transactions contemplated hereby, taking into account all terms and conditions of the Alternative Transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of the Alternative Transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”. Reference to “this Agreement” and “the transactions contemplated hereby” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the transactions contemplated hereby that are agreed to by the Company after it receives written notice from Parent pursuant to Section 7.5(d) hereof of the existence of, the identity of the Person making, and the terms and conditions of, any Acquisition Proposal.

(c) Notwithstanding anything in this Section 7.5 to the contrary, if, at any time prior to obtaining the Required Parent Vote with respect to the Merger at the Parent Stockholders Meeting, Parent’s Board of Directors determines (i) in good faith in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 7.5(a) hereof, that such proposal is a Superior Proposal and (ii) (in consultation with its outside legal counsel) that taking such action is required to comply with its fiduciary duties, the Board of Directors of Parent may withdraw, modify or amend its recommendation of the Merger and the other transactions contemplated hereby; provided, however, that prior to any such withdrawal, modification or amendment to the recommendation of Parent’s Board of Directors, Parent shall have given the Company five (5) Business Days’ written notice (it being understood and agreed that any amendment to the amount or form of consideration of the Superior Proposal shall require a new notice and a new five (5) Business Day period) advising the Company that Parent’s Board of Directors intends to take such action, specifying the material terms and conditions of the Superior Proposal and that Parent shall, during such five (5) Business Day period, negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.

(d) Parent shall notify the Company promptly (but in any event within two Business Days) after receipt or occurrence of (i) any Acquisition Proposal, (ii) any request for information with respect to any Acquisition Proposal, (iii) any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, and (iv) the material terms and conditions of any such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation and the identity of the Person making any such Acquisition Proposal, request for information, inquiry or proposal or with whom discussions or negotiations are taking place. In addition, Parent shall promptly (but in any event within two Business Days) after the receipt thereof, provide to the Company copies of any written documentation material to understanding such Acquisition Proposal, request for information, inquiry, proposal, discussion or negotiation (“Other Acquisition Documentation”) which is received by Parent from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement. Parent shall keep the Company fully informed of the status and details (including any amendments or proposed amendments) of any such Acquisition Proposal or request for information and keep the Company fully informed as to the material details of any information requested of or provided by the Company and as to the material details of all discussions or negotiations with respect to any such Acquisition Proposal, request for information, inquiry or proposal and shall provide to the Company within two Business Days after receipt thereof all copies of any additional Other Acquisition Documentation received by Parent from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal, request for information, inquiry or proposal or with whom such discussions or negotiations are taking place. Parent shall promptly provide to the Company any non-public information concerning Parent provided to any other Person in connection with any Acquisition Proposal that was not previously provided to the Company. The Board of Directors of Parent shall promptly consider in good faith (in consultation with Parent’s outside legal counsel and financial advisor) any proposed alteration of the terms of this Agreement or the Merger proposed by the Company in response to any Acquisition Proposal.

Section 7.6.  Maintenance of Insurance.  Each party will use its reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to such party and its Subsidiaries and their respective properties and assets in effect on the date hereof.

Section 7.7.  Public Announcements.  Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

Section 7.8.  Board of Directors.

(a) Parent shall take or cause to be taken all corporate actions necessary for the Board of Directors of Parent, as of the Effective Time, to be comprised of seven (7) members classified into three (3) classes, and to otherwise be constituted in accordance with and as set forth in Section 7.8(b) hereof.

(b) Parent shall use its reasonable best efforts to cause the Company Designated Directors and Parent Designated Directors to be the sole members of the Board of Directors of Parent as of the Effective Time, to serve as directors of Parent until their successors are duly elected and qualified. The two vacancies remaining on the Board of Directors of Parent as of the Effective Time shall be filled following the Effective Time in accordance with the Parent Organizational Documents; provided, however, that the Company Designated Directors shall have the right to nominate one Person for consideration for election to the Board of Directors of Parent to fill one such vacancy and the Parent Designated Directors shall have the right to nominate one Person for consideration for election to the Board of Directors of Parent to fill the other such vacancy. The directors shall be classified as set forth on Schedule 7.8(b). At all times the composition of the Board of Directors of Parent shall comply with all applicable laws, rules and regulations, including the rules and regulations of Nasdaq.

Section 7.9.  No Shareholder Rights Plan.  From the date hereof through the earlier of termination of this Agreement and the Effective Time, neither party will adopt, approve, or agree to adopt, a shareholder rights plan or other similar plan commonly referred to as a “poison pill”.

Section 7.10.  Stockholder Litigation.  Each of Parent and the Company shall keep the other such party informed of, and cooperate with the other such party in connection with, any stockholder litigation or claim against it and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without the other such party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.11.  Voting Agreement.  Each of the Company Controlling Stockholders hereby agrees, in any action by written consent of the stockholders of the Company and at any meeting of the stockholders of the Company, however implemented or called, and occurring prior to the earlier of the Closing and the date that this Agreement is terminated in accordance with the provisions of Section 9.1, to, and to cause his or its controlled Affiliates that own any shares of Company Common Stock to, vote (i) in favor of the Merger and (ii) against any proposal for any recapitalization, merger, stock purchase, sale of all or substantially all assets or other business combination between the Company and any person or entity, other than the Merger. In addition, each Company Controlling Stockholder hereby agrees to execute and deliver to the Company his or its written consent to the Merger and the transactions contemplated by this Agreement (in the form attached hereto as Exhibit B) (the “Company Stockholder Consents”) in sufficient time for the Company to deliver such Company Stockholder Consents to Parent not later than one hour after the execution and mutual delivery of this Agreement by the parties hereto. Parent shall hold the Company Stockholder Consents and, upon the Closing, redeliver such Company Stockholder Consents to the Company. In the event that this Agreement is terminated in accordance with the provisions of Section 9.1, Parent shall promptly destroy, or redeliver to the respective Company Controlling Stockholders, the Company Stockholder Consents.

Section 7.12.  Employee Benefits.

(a) Prior to the Effective Time, the Company shall take all reasonable actions to cause each Company Employee Benefit Plan to terminate effective as of the Effective Time.

(b) The Company shall take all actions necessary to fully vest each employee of the Company and its Subsidiaries immediate prior to the Closing Date (the “Company Employees”) in their account balances under the Company’s tax-qualified 401(k) plan (“Company’s 401(k) Plan”) effective as of the Closing Date. In accordance with the terms of the applicable plan, each Company Employee shall be eligible to participate in a Parent-sponsored defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Code (“Parent’s 401(k) Plan”). Parent shall take all actions reasonably necessary to permit beginning as of the Closing Date each Company Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Company’s 401(k) Plan to roll over the distribution to an account in Parent’s 401(k) Plan.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints, Illegality.  No statute, rule, regulation, executive order, decree or ruling shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 8.1(a) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 hereof shall have been the cause of, or shall have resulted in, such order or injunction.

(b) Governmental Entity Consents and Approvals.  All consents, waivers, authorizations and approvals of any Governmental Entity required in connection with the execution, delivery and performance of this Agreement and set forth on Schedule 8.1(b) shall have been duly obtained and shall be in full force and effect on the Closing Date.

(c) Parent Stockholder Approval.  This Agreement and the transactions contemplated hereby shall have been duly approved by the Required Cumulative Parent Vote.

Section 8.2.  Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties.  (i) The representations and warranties of the Company contained in Sections 3.1, 3.5, 3.6, 3.8(b) and 3.30 hereof shall be true and correct in all respects (except, in the case of Section 3.6 for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to the foregoing.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(c) Company Material Adverse Effect.  During the period from the date hereof to the Closing Date, there shall not have been a Company Material Adverse Effect.

(d) Conversion of Debt.  The Company Debt Exchange shall have occurred in accordance with the provisions of Section 5.4 hereof.

(e) Conversion of Company Preferred Stock.  The Company Preferred Stock Conversion shall have occurred in accordance with the provisions of Section 5.4 hereof.

(f) Opinions.  Parent shall have received (i) from Bryan Cave LLP, special tax counsel to Parent, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit C(1) attached hereto, with such special tax counsel to Parent being entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits C(2) and C(3) attached hereto (allowing for such amendments to the representations as counsel to Parent deems necessary); and (ii) from Willkie Farr & Gallagher LLP, counsel to the Company, on the Closing Date a written opinion dated as of such date substantially in the form of Exhibit C(4) attached hereto.

(g) Joinder Agreements.  Each of D. E. Shaw Composite Side Pocket Series I, L.L.C. and Michael J. Wagner shall have executed and delivered to Parent a joinder agreement to this Agreement (the “Joinder Agreement”) substantially in the form attached hereto as Exhibit D.

(h) Nasdaq Listing.  Parent’s de novo application for initial listing in connection with the Merger under Nasdaq Rule 4340(a) shall have been approved, and the shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation or listing, as the case may be, on The Nasdaq Capital Market (or any successor inter-dealer quotation system or stock exchange thereto) (“Nasdaq”), subject to official notice of issuance.

(i) Registration Rights Agreement.  The Registration Rights Agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”), shall have been executed by the parties thereto (other than Parent, John C. Textor, Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC) and delivered to Parent.

Section 8.3.  Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in Sections 4.1, 4.5, 4.6, 4.8(c) and 4.30 hereof shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) all other representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to the foregoing.

(b) Performance of Obligations of Parent.  Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.

(c) Parent Material Adverse Effect.  During the period from the date hereof to the Closing Date, there shall not have been a Parent Material Adverse Effect.

(d) Board of Directors.  The Board of Directors of Parent shall be constituted as set forth in Section 7.8 hereof.

(e) Repayment of Debt.  The Parent Debt Repayment shall have occurred in accordance with the provisions of Section 6.3 hereof.

(f) Registration Rights Agreement.  The Registration Rights Agreement shall have been executed by the parties thereto (other than the Former Company Stockholders party thereto) and delivered to the Company and the Former Company Stockholders party thereto.

(g) Nasdaq Listing.  Parent’s de novo application for initial listing in connection with the Merger under Nasdaq Rule 4340(a) shall have been approved, and the shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation or listing, as the case may be, on Nasdaq, subject to official notice of issuance.

(h) Opinions.  The Company shall have received (i) from Willkie Farr & Gallagher LLP, counsel to the Company, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit F(1) attached hereto, with such counsel to the Company being entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits C(2) and C(3) attached hereto (allowing for such amendments to the representations as counsel to the Company deems necessary); and (ii) from Sullivan & Triggs, LLP, counsel to Parent and Merger Sub, on the Closing Date a written opinion dated as of such date substantially in the form of Exhibit F(2) attached hereto.

(i) Effectiveness of the Registration Statement.  The Registration Statement (which shall contain the Proxy Statement) shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(j) Filing of Parent 10-K.  Parent shall have timely filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and such filing shall not have resulted in any materially adverse comments from the SEC which remain unresolved or which result in any restatement of any financial statements of Parent.

ARTICLE IX.

TERMINATION.

Section 9.1.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Parent or the Company:

(a) By mutual written consent of Parent and the Company;

(b) By either the Company or Parent if the Effective Time shall not have occurred on or before September 13, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such breach, action or failure to perform constitutes a breach of this Agreement;

(c) By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) By either the Company or Parent if the approval by the stockholders of Parent required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Stockholders Meeting (or any adjournment or postponement thereof);

(e) By the Company if, (i) prior to the Parent Stockholders Meeting, the Board of Directors of Parent shall have failed to recommend or shall have withdrawn or modified or amended in a manner adverse to the Company its approval or recommendation of this Agreement or the Merger, or shall have approved or recommended a Superior Proposal (or the Board of Directors of Parent resolves to do any of the foregoing), whether or not permitted by Section 7.5 hereof, (ii) Parent shall fail to call or hold the Parent Stockholders Meeting in accordance with Section 7.1(c) hereof, or (iii) Parent shall have breached any of its material obligations under Section 7.5 hereof;

(f) By Parent if the Company fails to deliver to Parent the original executed Company Stockholder Consents not later than one hour after the execution and mutual delivery of this Agreement by the parties hereto;

(g) By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 8.3(a) or 8.3(b) hereof would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(h) By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 8.2(a) or 8.2(b) hereof would not be satisfied and (A) such breach is not reasonably capable of being cured or (B) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (I) 30 days following notice of such breach and (II) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2.  Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers or directors except with respect to this Section 9.2 and Article X, provided that the termination of this Agreement shall not relieve any party from any liability for any material breach of any covenant or agreement or material breach of any representation or warranty in this Agreement occurring prior to termination.

(b) If Parent shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay to Parent the Parent Expenses, within two Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.

(c) If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d), or if the Company shall terminate this Agreement pursuant to Section 9.1(e), then Parent shall pay to the Company, not later than two Business Days following such termination, an amount equal to $1,567,178 (the “Termination Fee”), plus the Company Expenses, within two Business Days after delivery to Parent of written notice of the amount of such Company Expenses.

(d) If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b), or if the Company shall terminate this Agreement pursuant to Section 9.1(g), (ii) at or prior to the time of the event giving rise to such termination there shall have been made known to or proposed to Parent or otherwise publicly disclosed or announced an Acquisition Proposal and (iii) within 12 months of the termination of this Agreement, Parent enters into a definitive agreement (other than a confidentiality agreement) with respect to, or consummates, an Acquisition Proposal, then Parent shall pay to the Company, not later than two Business Days after the execution of the definitive agreement or consummation of the underlying transaction, as applicable, and the delivery to Parent of written notice of the amount of such Company Expenses, the Termination Fee plus the Company Expenses.

(e) For purposes of this Section 9.2, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 7.5(a) hereof, except that (i) the reference to “more than 20%” in the definition therein of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and (ii) such term shall exclude any offer or proposal relating to an equity financing with respect to the greater of (x) securities representing 20% or less of the voting power of Parent or 20% or less of the assets of Parent and its Subsidiaries taken as a whole and (y) securities whose sale results in gross proceeds to Parent of not more than $10 million (as to which all amounts in excess of $5 million shall be used to repay amounts owed to Hercules Technology Growth Capital, Inc.), and, in either case, the primary purpose of which is to raise capital for Parent and its Subsidiaries and to repay such debt.

(f) All payments under this Section 9.2 shall be made by wire transfer of immediately available funds to an account designated by the payee to the payor.

(g) Each of Parent and the Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither such party, as a beneficiary under certain of these agreements, would enter into this Agreement. If the payor fails to pay promptly the fee due pursuant to this Section 9.2, the payor will also pay to the payee the payee’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by Citibank, N.A. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

Section 9.3.  Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4.  Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X.

INDEMNIFICATION.

Section 10.1.  No Additional Representations or Warranties; Survival.

(a) Except for the representations and warranties contained in Article III, Parent and Merger Sub acknowledge that (i) neither the Company nor any other Person has made any other express or implied representation or warranty with respect to the Company and its Subsidiaries and (ii) neither Parent nor Merger Sub has relied upon any representations or warranties with respect to the Company and its Subsidiaries that are not contained in Article III. The Company disclaims any representation or warranty, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives that are not contained in Article III. Except for the representations and warranties contained in Article IV, the Company acknowledges that (i) none of Parent, Merger Sub or any other Person has made any other express or implied representation or warranty with respect to Parent and its Subsidiaries and (ii) the Company has not relied upon any representations or warranties with respect to Parent and its Subsidiaries that are not contained in Article IV. Parent and Merger Sub disclaim any representation or warranty, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or representatives that are not contained in Article IV.

(b) None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time, (ii) those representations and warranties contained in Sections 3.1, 3.3, 3.5 and 3.6 hereof (the “Company Covered Representations”) and (iii) those representations and warranties contained in Sections 4.1, 4.3, 4.5 and 4.6 hereof (the “Parent Covered Representations”); provided, however, that no claim, lawsuit, or other proceeding arising out of or related to the breach of any such Company Covered Representation or Parent Covered Representation may be made by any Buyer Indemnitee or the Shareholder Representative (on behalf of the Former Company Stockholders) unless notice of such claim, lawsuit or other proceeding, is given to the Shareholder Representative (on behalf of the Former Company Stockholders) or to Parent, as the case may be, in accordance with Section 10.4 and Section 11.6 hereof, as applicable, prior to the one year anniversary of the Effective Time. This Article X shall survive the Effective Time in accordance with its terms.

Section 10.2.  Indemnification by Former Company Stockholders.

(a) Notwithstanding the Closing and regardless of any investigation at any time made by or on behalf of Parent or Merger Sub or of any knowledge or information that Parent or Merger Sub may have, the Former Company Stockholders shall severally (and not jointly) indemnify and fully defend, save and hold harmless Parent and Merger Sub, any Affiliate of Parent or Merger Sub, and their respective directors, officers, agents and employees (the “Buyer Indemnitees”) from any damage, liability, loss, cost, expense (including all reasonable attorneys’ fees), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) arising out of or resulting from any breach of any Company Covered Representation or Parent’s and Merger Sub’s enforcement of their rights under this Section 10.2.

(b) Notwithstanding anything herein to the contrary:

(i) the maximum amount for which any single Former Company Stockholder shall be liable with respect to matters covered by Section 10.2(a) hereof shall not exceed, with respect to a claim asserted and noticed in accordance with Section 10.4 and Section 11.6 hereof, as applicable, (A) during the period from and after the Effective Date to the date that is six months after the Effective Date, the number of shares of Parent Common Stock that represents 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (B) during the period after the date that is six months after the Effective Date to the one year anniversary of the Effective Date, the number of shares of Parent Common Stock that represents the lesser of (I) 5% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (II) the difference of (X) 10% of such Former Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (Y) the percentage of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration as to which such Former Company Stockholder has paid or becomes obligated to pay pursuant to indemnification claims made during the period set forth in clause (A) above, such that, in the aggregate, no Former Company Stockholder shall be liable with respect to matters covered by Section 10.2(a) hereof in an amount exceeding 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration;

(ii) the maximum amount for which any single Former Company Stockholder shall be liable with respect to any Loss incurred by the Buyer Indemnitees shall not exceed the product of (A) the amount of the Loss and (B) such Former Company Stockholder’s Pro Rata Share; and

(iii) in all cases determining whether there has been a breach of any of the Company Covered Representations or in determining the amount of any Losses with respect to such breach, such representations and warranties shall be read without regard to any materiality qualifier (including, without limitation, any reference to Company Material Adverse Effect) contained therein.

(c) Simultaneously with the issuance by Parent after the Effective Time of the stock certificate or certificates evidencing the shares of Parent Common Stock constituting the Merger Consideration issuable to any Former Company Stockholder, other than D. E. Shaw Laminar Portfolios, L.L.C. and its Affiliates, Parent shall place a stop transfer order (the “Stop Transfer Order”) with the transfer agent and registrar for the Parent Common Stock against such certificate or certificates as to: (x) the number of shares of Parent Common Stock that represents 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration, with effect from and after the Effective Date to the date that is six months after the Effective Date, and (y) the number of shares of Parent Common Stock that represents the lesser of (I) 5% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (II) the difference of (A) 10% of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration and (B) the percentage of such Former Company Stockholder’s Pro Rata Share of the aggregate Merger Consideration as to which such Former Company Stockholder has paid or become obligated to pay under this Article X pursuant to indemnification claims made during the period referenced in clause (x) supra, with effect from and after the date that is six months after the Effective Date through the date that is the one year anniversary of the Effective Date.

Section 10.3.  Indemnification by Parent and Merger Sub.

(a) Notwithstanding the Closing and regardless of any investigation at any time made by or on behalf of the Company or of any knowledge or information that the Company may have, the Parent and Merger Sub shall jointly and severally indemnify and fully defend, save and hold harmless the Former Company Stockholders from any Losses arising out of or resulting from any breach of any Parent Covered Representation or the Former Company Stockholders’ enforcement of their rights under this Section 10.3.

(b) Notwithstanding anything herein to the contrary:

(i) the maximum amount for which Parent and Merger Sub shall be liable with respect to matters covered by Section 10.3(a) hereof shall not exceed, with respect to a claim asserted and noticed in accordance with Section 10.4 and Section 11.6 hereof, as applicable, (A) during the period from and after the Effective Date to the date that is six months after the Effective Date, the number of shares of Parent Common Stock that represents 10% of the aggregate Merger Consideration and (B) during the period after the date that is six months after the Effective Date to the one year anniversary of the Effective Date, the number of shares of Parent Common Stock that represents the lesser of (I) 5% of the aggregate Merger Consideration and (II) the difference of (X) 10% of the aggregate Merger Consideration and (Y) the percentage of the aggregate Merger Consideration as to which Parent has paid or becomes obligated to pay pursuant to indemnification claims made during the period set forth in clause (A) above, such that, in the aggregate, Parent shall not be liable with respect to matters covered by Section 10.3(a) hereof in an amount exceeding 10% of the aggregate Merger Consideration; and

(ii) in all cases determining whether there has been a breach of any of the Parent Covered Representations, or in determining the amount of any Losses with respect to such breach, such representations and warranties shall be read without regard to any materiality qualifier (including, without limitation, any reference to Parent Material Adverse Effect) contained therein.

Section 10.4.  Procedures for Third Party Claim Indemnification.

(a) If the Former Company Stockholders have become obligated to a Buyer Indemnitee pursuant to Section 10.2 hereof, or if any suit, action, investigation, claim or proceeding is begun, made or instituted by a third party as a result of which the Former Company Stockholders may become obligated to a Buyer Indemnitee hereunder, such Buyer Indemnitee shall give prompt written notice thereof to the Shareholder Representative (on behalf of the Former Company Stockholders); provided, however, that the failure of the Buyer Indemnitee to give prompt written notice to the Shareholder Representative (on behalf of the Former Company Stockholders) shall not release such stockholders of their indemnification obligations hereunder, except to the extent such stockholders shall have been materially prejudiced by such failure. The Former Company Stockholders (through the Shareholder Representative) agree to defend, contest or otherwise protect the Buyer Indemnitee against any such suit, action, investigation, claim or proceeding at the sole cost and expense of the Former Company Stockholders. The Buyer Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Buyer Indemnitee’s choice and shall in any event cooperate with and assist the Former Company Stockholders to the extent reasonably possible. The Shareholder Representative (on behalf of the Former Company Stockholders) shall not compromise or settle any such suit, action, investigation, claim or proceeding unless (x) such compromise or settlement is on exclusively monetary terms and shall be paid entirely by the Former Company Stockholders and the Buyer Indemnitee receives an unconditional release in such compromise or settlement or (y) the Buyer Indemnitee shall have consented in writing to the terms of such compromise or settlement, which consent shall not be unreasonably withheld. If the Shareholder Representative (on behalf of the Former Company Stockholders) fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Buyer Indemnitee shall have the right to do so, including, without limitation, the right to make any compromise or settlement thereof, and the Buyer Indemnitee shall be entitled to recover the entire cost thereof from the Former Company Stockholders (subject to Section 10.2(b)(i) and (ii) hereof), including, without limitation, reasonable attorneys’ fees, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.

(b) If Parent has become obligated to the Former Company Stockholders pursuant to Section 10.3 hereof, or if any suit, action, investigation, claim or proceeding is begun, made or instituted by a third party as a result of which Parent may become obligated to a Former Company Stockholder hereunder, the Shareholder Representative (on behalf of the Former Company Stockholders) shall give prompt written notice thereof to Parent; provided, however, that the failure of the Shareholder Representative (on behalf of the Former Company Stockholders) to give prompt written notice to Parent shall not release Parent of its indemnification obligations hereunder, except to the extent Parent shall have been materially prejudiced by such failure. Parent agrees to defend, contest or otherwise protect the Former Company Stockholders against any such suit, action, investigation, claim or proceeding at its sole cost and expense. The Former Company Stockholders (through the Shareholder Representative) shall have the right, but not the obligation, to participate at their own expense in the defense thereof by counsel of the Shareholder Representative’s choice and shall in any event cooperate with and assist Parent to the extent reasonably possible. Parent shall not compromise or settle any such suit, action, investigation, claim or proceeding unless (x) such compromise or settlement is on exclusively monetary terms and shall be paid entirely by Parent and the Former Company Stockholders receive an unconditional release in such compromise or settlement or (y) the Shareholder Representative (on behalf of the Former Company Stockholders) shall have consented in writing to the terms of such compromise or settlement, which consent shall not be unreasonably withheld. If Parent fails timely to defend, contest or otherwise protect against such suit, action, investigation, claim or proceeding, the Former Company Stockholders shall have the right to do so, including, without limitation, the right to make any compromise or settlement thereof, and the Former Company Stockholders shall be entitled to recover the entire cost thereof from Parent (subject to Section 10.3(b)(i) and (ii) hereof), including, without limitation, reasonable attorneys’ fees of one counsel to the Former Company Stockholders, disbursements and amounts paid as the result of such suit, action, investigation, claim or proceeding.

Section 10.5.  Payments.  All amounts payable with respect to Losses pursuant to this Article X shall be settled in shares of Parent Common Stock. The value (“Indemnification Deemed Value”) of each share of Parent Common Stock for purposes of making payments on account of Losses in accordance with the provisions of this Article X shall be deemed to be the Parent Common Stock Price. In case of a payment owed by the Former Company Stockholders pursuant to this Article X, each Former Company Stockholder shall deliver (pro rata to the Merger Consideration received by such Former Company Stockholder) to Parent, promptly following a Final Determination, for cancellation on the books and records of Parent, certificate(s) representing shares of Parent Common Stock with an Indemnification Deemed Value sufficient to cover the obligations of such Former Company Stockholder pursuant to this Article X. In the case of payment owed by Parent pursuant to this Article X, Parent shall instruct the transfer agent for the Parent Common Stock, promptly following a Final Determination, to issue to and in the name of each Former Company Stockholder (pro rata to the Merger Consideration received by such Former Company Stockholder) certificate(s) representing shares of Parent Common Stock with an Indemnification Deemed Value sufficient to cover the obligations of Parent pursuant to this Article X. A “Final Determination” with respect to any claim for indemnification hereunder shall exist when (i) the parties in interest with respect to such claim (in case of the Former Company Stockholders, the Shareholder Representative) shall have reached an agreement in writing with respect to such claim or (ii) a court of competent jurisdiction shall have entered a final non-appealable order or judgment with respect to such claim.

Section 10.6.  Shareholder Representative.

(a) D. E. Shaw Composite Side Pocket Series I, L.L.C. is hereby appointed to serve as the initial Shareholder Representative with respect to the matters expressly set forth in this Article X and by its signature below it hereby acknowledges such appointment and agrees to serve in such capacity on the terms and subject to the conditions set forth herein. Effective only upon the Effective Time, the Shareholder Representative (including any successor or successors thereto) shall act as the representative of the Former Company Stockholders, and shall be authorized to act on behalf of the Former Company Stockholders and to take any and all actions required or permitted to be taken by the Shareholder Representative under this Article X with respect to any claims (including the settlement thereof) made by any Buyer Indemnitee for indemnification pursuant to this Article X (including, without limitation, the exercise of the power to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any claims for indemnification). The Shareholder Representative shall be the only party entitled to assert the rights of the Former Company Stockholders hereunder and the Shareholder Representative shall perform all of the obligations (other than payment) of the Former Company Stockholders under this Article X. Any Person shall be entitled to rely on all statements, representations and decisions of the Shareholder Representative.

(b) The Former Company Stockholders shall be bound by all actions taken by the Shareholder Representative in his, her or its capacity thereof. The Shareholder Representative shall promptly, and in any event within 10 Business Days, provide written notice to the Former Company Stockholders of any action taken on behalf of them by the Shareholder Representative pursuant to the authority delegated to the Shareholder Representative under this Article X. Neither the Shareholder Representative nor any of its directors, officers, agents or employees, if any, shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken under this Agreement, except in the case of its gross negligence or willful misconduct. The Shareholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement.

(c) Each Former Company Stockholder shall, severally and not jointly, hold harmless and reimburse the Shareholder Representative from and against such Former Company Stockholder’s ratable share of any and all liabilities, losses, damages, claims, costs or expenses (including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representative) suffered or incurred by the Shareholder Representative arising out of or resulting from any action taken or omitted to be taken by the Shareholder Representative under this Agreement; provided, however, that no such Former Company Stockholder shall be so liable in excess of such Former Company Stockholder’s pro rata portion of the Merger Consideration. The Shareholder Representative shall not be entitled to any compensation for his, her or its services in such capacity.

ARTICLE XI.

MISCELLANEOUS.

Section 11.1.  Disclosure Schedules.

(a) The inclusion of any information in the disclosure schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such schedules, that such information is required to be listed in such schedules or that such information is material to any party or the conduct of the business of any party.

(b) Any item set forth in the disclosure schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 11.2.  Successors and Assigns.  No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 11.3.  Governing Law; Jurisdiction.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the State of Delaware.

Section 11.4.  Expenses.  All fees and expenses incurred in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except as provided in Section 9.2 hereof.

Section 11.5.  Severability; Construction.

(a) In the event that any part of this Agreement is declared by any court or other judicial or administrative body of competent jurisdiction to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 11.6.  Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; (iii) on the date of transmission if transmitted by facsimile and appropriate mechanical confirmation is received or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Parent or Merger Sub:

BabyUniverse, Inc.
150 South US Highway One, Suite 500
Jupiter, FL 33477
Facsimile: (561) 277-6446
Attn: Jonathan Teaford

Copy to (such copy not to constitute notice):

Sullivan & Triggs, LLP
1230 Montana Avenue, Suite 201
Santa Monica, CA 90403
Facsimile: (310) 451-8303

Attn:	D. Thomas Triggs, Esq.
Brian A. Sullivan, Esq.

If to the Company or the Company Controlling Stockholders:

eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202
Facsimile: (303) 226-6236
Attn: General Counsel

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 728-8111

Attn:	Steven J. Gartner, Esq.
William H. Gump, Esq.

If to the Stockholder Representative:

D.E. Shaw Composite Side Pocket Series I, L.L.C.
120 West 45th Street, 39th Floor
New York, NY 10036
Facsimile: (212) 478-0100
Attn: General Counsel

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 728-8111

Attn:	Steven J. Gartner, Esq.
William H. Gump, Esq.

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

Section 11.7.  Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 11.8.  Parties in Interest.  Except for (i) the rights of the Company stockholders to receive the Merger Consideration following the Effective Time in accordance with the terms of this Agreement (of which such stockholders are the intended beneficiaries following the Effective Time), (ii) the rights to continued indemnification and insurance pursuant to Section 6.2 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), and (iii) the rights of the Buyer Indemnitees not signatory to this Agreement and the Former Company Stockholders under Article X hereof (of which such Persons are intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent. No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 11.9.  Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 11.10.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument

Section 11.11.  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof in any court of competent jurisdiction (subject to the provisions of Section 11.3), this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Section 11.12.  Definitions.  As used in this Agreement:

“Acquisition Proposal” shall have the meaning set forth in Section 7.5 hereof.

“Action” shall have the meaning set forth in Section 3.18 hereof.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Alternate Transaction” shall have the meaning set forth in Section 7.5 hereof.

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks are required or authorized to close in the City of New York.

“Buyer Indemnitees” shall have the meaning set forth in Section 10.2 hereof.

“Certificate” shall have the meaning set forth in Section 1.8(b) hereof.

“Certificate of Merger” shall have the meaning set forth in Section 1.3 hereof.

“Closing” shall have the meaning set forth in Section 1.2 hereof.

“Closing Date” shall have the meaning set forth in Section 1.2 hereof.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” shall have the meaning set forth in the Recitals hereto.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Common Stock” shall have the meaning set forth in the Recitals hereto.

“Company Contract” shall have the meaning set forth in Section 3.19(c) hereof.

“Company Controlling Stockholders” shall mean D.E. Shaw Composite Side Pocket Series I, L.L.C. and Michael J. Wagner.

“Company Covered Representations” shall have the meaning set forth in Section 10.1 hereof.

“Company Debt Exchange” shall have the meaning set forth in Section 5.4 hereof.

“Company Designated Directors” shall mean the three (3) individuals identified by the Company in writing to Parent not less than five (5) days prior to the filing of the Registration Statement (which shall include the Proxy) with the SEC.

“Company Employee Benefit Plans” shall have the meaning set forth in Section 3.20(a) hereof.

“Company Employees” shall have the meaning set forth in Section 7.12(b) hereof.

“Company ERISA Affiliate” shall have the meaning set forth in Section 3.20(a) hereof.

“Company Expenses” shall mean all of the Company’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors or consultants and commitment and funding fees) actually incurred by the Company and its respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $1,500,000.

“Company Financial Statements” shall have the meaning set forth in Section 3.8(a) hereof.

“Company Interim Balance Sheet” shall have the meaning set forth in Section 3.8(a) hereof.

“Company Lease” shall have the meaning set forth in Section 3.12(b) hereof.

“Company Leased Real Property” shall have the meaning set forth in Section 3.12(b) hereof.

“Company Licenses and Permits” shall have the meaning set forth in Section 3.16(a) hereof.

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions, (ii) the industry in which the Company and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which the Company and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Company Multiemployer Plan” shall have the meaning set forth in Section 3.20(c) hereof.

“Company’s 401(k) Plan” shall have the meaning set forth in Section 7.12(b) hereof.

“Company Options” shall have the meaning set forth in Section 1.9(a) hereof.

“Company Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation and the Bylaws of the Company, together with all amendments thereto.

“Company Pension Plans” shall have the meaning set forth in Section 3.20(a) hereof.

“Company Preferred Stock” shall mean preferred stock, par value $0.01 per share, of the Company.

“Company Preferred Stock Conversion” shall have the meaning set forth in Section 5.4 hereof.

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.14(b) hereof.

“Company Software” shall have the meaning set forth in Section 3.15 hereof.

“Company Stock Plans” shall have the meaning set forth in Section 3.6(a) hereof.

“Company Stockholder Consents” shall have the meaning set forth in Section 7.11 hereof.

“Company Vendor Contracts” shall have the meaning set forth in Section 3.19(c) hereof.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2 hereof.

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 1.8(e) hereof.

“DOJ” shall have the meaning set forth in Section 7.3(b) hereof.

“Effective Date” shall mean the date on which the Effective Time falls.

“Effective Time” shall have the meaning set forth in Section 1.3 hereof.

“Encumbrance” shall mean any claim, lien, pledge, option, right of first refusal or offer, preemptive right, charge, easement, security interest, deed of trust, mortgage, right-of-way, covenant, restriction, encumbrance or other right of third parties.

“Environmental Laws” shall have the meaning set forth in Section 3.25(a) hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall have the meaning set forth in Section 1.8(a) hereof.

“Existing Policy” shall have the meaning set forth in Section 6.2(c) hereof.

“FBCA” shall mean the Florida Business Corporation Act.

“Final Determination” shall have the meaning set forth in Section 10.5 hereof.

“Former Company Stockholders” shall mean the holders of Company Common Stock immediately prior to the Effective Time other than holders of Dissenting Shares and shares of Company Common Stock owned or held by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent or the Company.

“FTC” shall have the meaning set forth in Section 7.3(b) hereof.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“GMAC Financing” shall mean a credit facility established by the Company with GMAC Commercial Finance LLC, on or after April 30, 2007, in an amount deemed necessary by the Company in its reasonable discretion to fund the working capital needs of the Company and the projected needs of Parent and its Subsidiaries following the Merger.

“Governmental Entity” shall mean any federal, state, local or foreign governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Hazardous Material” shall have the meaning set forth in Section 3.25(c) hereof.

“HSR Act” shall have the meaning set forth in Section 3.4 hereof.

“Indemnification Deemed Value” shall have the meaning set forth in Section 10.5.

“Indemnified Person” shall have the meaning set forth in Section 6.2(a) hereof.

“Intellectual Property” shall mean all of the following, owned or used by any Person: material (i) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) database rights; (vi) Internet Web sites, domain names and applications and registrations pertaining thereto and all intellectual property used in connection with or contained in all versions of the Web sites of such Person; (vii) rights under all agreements relating to the foregoing; and (viii) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Joinder Agreement” shall have the meaning set forth in Section 8.2(g) hereof.

“Knowledge” shall mean, with respect to any Person, the actual knowledge of the executive officers of the Person after due inquiry of the senior employees of such Person and its Subsidiaries who have administrative or operational responsibility for the particular subject matter in question.

“Leases” shall mean, with respect to any Person, all leases (including subleases, licenses, any occupancy agreement and any other agreement) of real or personal property, in each case to which such Person or any of its Subsidiaries is a party, whether as lessor, lessee, guarantor or otherwise, or by which any of them or its respective properties or assets are bound, or which otherwise relate to the operation of its respective businesses.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance or title defect, lease, lien (statutory or other), conditional sale agreement, claim, charge, limitation or restriction.

“Losses” shall have the meaning set forth in Section 10.2 hereof.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.8(a) hereof.

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Nasdaq” shall have the meaning set forth in Section 8.2(h) hereof.

“Other Acquisition Documentation” shall have the meaning set forth in Section 7.5 hereof.

“Other Stock Awards” shall have the meaning set forth in Section 1.9(b) hereof.

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Common Stock Price” shall mean the average closing sales price per share of Parent Common Stock as reported on Nasdaq for the consecutive period beginning at 9:30 a.m. New York time on the thirteenth trading day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the third trading day immediately preceding the Closing Date.

“Parent Contract” shall have the meaning set forth in Section 4.19(c) hereof.

“Parent Covered Representations” shall have the meaning set forth in Section 10.1 hereof.

“Parent Debt Repayment” shall have the meaning set forth in Section 6.3 hereof.

“Parent Designated Directors” shall mean the two (2) individuals identified by Parent in writing to the Company not less than five (5) days prior to the filing of the Registration Statement (which shall include the Proxy) with the SEC.

“Parent Employee Benefit Plans” shall have the meaning set forth in Section 4.20(a) hereof.

“Parent ERISA Affiliate” shall have the meaning set forth in Section 4.20(a) hereof.

“Parent Expenses” shall mean all of the Parent’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors or consultants and commitment and funding fees) actually incurred by Parent, Merger Sub and their respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $1,500,000.

“Parent Interim Balance Sheet” shall have the meaning set forth in Section 4.11 hereof.

“Parent Lease” shall have the meaning set forth in Section 4.12(b) hereof.

“Parent Leased Real Property” shall have the meaning set forth in Section 4.12(b) hereof.

“Parent Licenses and Permits” shall have the meaning set forth in Section 4.16(a) hereof.

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, properties, condition (financial or otherwise), liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions or (ii) the industry in which Parent and its Subsidiaries operate, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate; further provided, that Parent Material Adverse Effect shall not include any violation of, or default under, any Parent Contract with respect to indebtedness for borrowed money of Parent which indebtedness is to be paid off as part of the Parent Debt Repayment (it being understood that the effects of such violations and defaults may be taken into account in determining whether a Parent Material Adverse Effect has occurred); or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Parent Multiemployer Plan” shall have the meaning set forth in Section 4.20(c) hereof.

“Parent Options” shall have the meaning set forth in Section 4.6(a) hereof.

“Parent Organizational Documents” shall mean the Amended and Restated Articles of Incorporation and the Amended Bylaws of Parent, together with all amendments thereto.

“Parent Pension Plans” shall have the meaning set forth in Section 4.20(a) hereof.

“Parent Preferred Stock” shall mean the undesignated preferred stock, par value $0.001 per share, of Parent.

“Parent Private Placement” shall mean a private placement of shares of Parent Common Stock, which Parent intends to consummate between the period commencing with the date of this Agreement and ending on the Closing Date, the primary purpose of which is to raise the funds necessary to effect the Parent Debt Repayment, and which shall not, without the Company’s prior written consent, include the issuance of more than 2,835,306 shares of Parent Common Stock, which amount is subject to adjustment to reflect any stock splits, consolidations, stock dividends, recapitalizations or other transactions having similar effects.

“Parent Registered Intellectual Property” shall have the meaning set forth in Section 4.14(b) hereof.

“Parent SEC Reports” shall have the meaning set forth in Section 4.8 hereof.

“Parent Software” shall have the meaning set forth in Section 4.15 hereof.

“Parent Stock Plan” shall have the meaning set forth in Section 4.6(a) hereof.

“Parent Stockholders Meeting” shall have the meaning set forth in Section 3.28 hereof.

“Parent Warrants” shall have the meaning set forth in Section 4.6(a) hereof.

“Parent Vendor Contracts” shall have the meaning set forth in Section 4.19(c) hereof.

“Parent’s 401(k) Plan” shall have the meaning set forth in Section 7.12(b) hereof.

“Permitted Liens” shall mean means (a) Liens for utilities and current Taxes not yet due and payable, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business not yet due and payable, (c) Liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, restrictive covenants and similar Encumbrances or impediments against any assets or properties of an entity and which individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property as currently conducted to which they apply, (e) minor irregularities and defects of title which individually or in the aggregate do not materially interfere with an entity’s business or the operation of the property as currently conducted to which they apply, (f) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of the Company or Parent, as applicable, or their respective Subsidiaries or the operation of the property as presently conducted to which they apply, (g) Liens granted in respect of any indebtedness or securing any obligations with respect thereto, (h) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (i) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (j) deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (k) Liens arising from protective filings and (l) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Proposed Regulations” shall have the meaning set forth in Section 3.20(m) hereof.

“Pro Rata Share” shall mean, with respect to any Former Company Stockholder, the quotient of (i) the number of shares of Company Common Stock owned of record by such Former Company Stockholder immediately prior to the Effective Time and (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“Proceeding” shall have the meaning set forth in Section 6.2(a) hereof.

“Proxy Statement” shall have the meaning set forth in Section 3.28 hereof.

“Registration Rights Agreement” shall have the meaning set forth in Section 8.2(i) hereof.

“Registration Statement” shall have the meaning set forth in Section 3.28 hereof.

“Regulatory Law” shall have the meaning set forth in Section 7.3(b) hereof.

“Required Company Vote” shall have the meaning set forth in Section 3.30 hereof.

“Required Cumulative Parent Vote” shall have the meaning set forth in Section 4.30 hereof.

“Required Merger Sub Vote” shall have the meaning set forth in Section 4.30 hereof.

“Required Parent Vote” shall have the meaning set forth in Section 4.30 hereof.

“Rollover Option” shall have the meaning set forth in Section 1.9(a) hereof.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 4.8(a) hereof.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Representative” shall mean, initially, D. E. Shaw Composite Side Pocket Series I, L.L.C., and each successor thereto appointed by its respective predecessor.

“Stop Transfer Order” shall have the meaning set forth in Section 10.2(c) hereof.

“Subsidiary” when used with respect to any party shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” shall have the meaning set forth in Section 7.5 hereof.

“Surviving Company” shall have the meaning set forth in Section 1.1 hereof.

“Tail Period” shall have the meaning set forth in Section 6.2(c) hereof.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes.

“Taxes” shall mean all federal, state, local or foreign taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated and other taxes, governmental fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“Termination Date” shall have the meaning set forth in Section 9.1(b) hereof.

“the other party” shall mean, with respect to the Company, Parent and means, with respect to Parent, the Company.

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“Voting Agreement Stockholders” shall have the meaning set forth in the Recitals hereto.

“WARN” shall have the meaning set forth in Section 3.24(c) hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first above written.

BABYUNIVERSE, INC.

By:	/s/ John C. Textor
Name: John C. Textor

Title:	Chairman and CEO

BABY ACQUISITION SUB, INC.

By:	/s/ John C. Textor
Name: John C. Textor

Title:	President

ETOYS DIRECT, INC.

By:	/s/ Michael J. Wagner
Name: Michael J. Wagner

Title:	Chief Executive Officer

The undersigned joins as a party to the foregoing Agreement for the limited purposes provided in Article X of the Agreement.

D. E. SHAW COMPOSITE SIDE POCKET SERIES I,
L.L.C., as initial Shareholder Representative of the
Former Company Stockholders

By:	/s/ Julius Gaudio
Name: Julius Gaudio

Title:	Authorized Signatory

Each of the undersigned joins as a party to the foregoing Agreement for the limited purposes provided in the first two sentences of Section 7.11 of the Agreement.

By:	/s/ Michael J. Wagner
MICHAEL J. WAGNER

D. E. SHAW COMPOSITE SIDE POCKET
SERIES I, L.L.C.

By:	/s/ Julius Gaudio
Name: Julius Gaudio

Title:	Authorized Signatory

Annex B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 13, 2007, is entered into by and among eToys Direct, Inc., a Delaware corporation (the “Company”), and the individuals and other parties listed on Schedule A hereto (each, a “Stockholder”, and collectively, the “Stockholders”).

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 2,153,553 shares of the Parent Common Stock (together with any shares of Parent Common Stock acquired by the Stockholders after the date hereof, referred to hereinafter collectively as the “Shares”);

WHEREAS, Parent, Merger Sub, and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, each Stockholder has agreed to enter into this Agreement in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the Company’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.  Defined Terms.  Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

Section 2.  Representations and Warranties of Stockholders.  Each Stockholder hereby severally, and not jointly, represents and warrants to the Company as follows:

2.1 Title to the Shares.  Such Stockholder is both the record and beneficial owner of, and has good and marketable title to, the number of shares of Parent Common Stock and other securities convertible into or exercisable or exchangeable for any shares of Parent Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Parent Common Stock and all other securities convertible into or exercisable or exchangeable for shares of Parent Common Stock owned both beneficially and of record by such Stockholder. Such Stockholder has the exclusive right to vote such shares of Parent Common Stock, and any shares acquired upon the conversion, exercise or exchange of all such other securities held by him, her or it as of the date hereof, on all matters submitted to holders of shares of Parent Common Stock. Such Stockholder does not have any rights of any nature to acquire any additional securities of Parent, except as set forth on Schedule A. Such Stockholder owns all of such shares of Parent Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, except for any such (the “Existing Liens”) (i) as will be terminated in connection with the Parent Debt Repayment, (ii) as are disclosed in a Schedule 13D filed by any Stockholder with the SEC prior to the date of this Agreement, or (iii) as are provided for in a brokerage margin account agreement to which any such shares of Parent Common Stock are subject as of the date of this Agreement, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Parent Common Stock owned by such Stockholder. To the extent any Person other than such Stockholder possesses the power to direct the voting of any Shares of which such Stockholder is both the record and beneficial owner, the identity of such Person is noted in a footnote to Schedule A.

2.2 Organization.  Such Stockholder (if an entity) is duly organized, validly existing and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 Authority Relative to this Agreement.  Such Stockholder has the legal capacity (in the case such Stockholder is a natural person) and all necessary power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in case such Stockholder is not a natural person). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming its due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

2.4 No Conflict.  The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder, except for any such filings with the SEC on Schedule 13D as may be required under the Exchange Act; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles or certificate of incorporation, bylaws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

Section 3.  Covenants of Stockholders.

3.1 Restriction on Transfer.  Each Stockholder hereby covenants and agrees that, prior to the termination of this Agreement, except as otherwise specifically contemplated by this Agreement, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy with respect to, or deposit into a voting trust such Stockholder’s Shares, or enter into a voting trust agreement or create any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to such Shares.

3.2 Additional Shares.  During the period prior to the termination of this Agreement, each Stockholder will promptly notify the Company of the number of new shares of Parent Common Stock or any other securities of Parent acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become “Shares” within the meaning of this Agreement.

3.3 Nonsolicitation.  Prior to the termination of this Agreement, each Stockholder, severally and not jointly, agrees to not, and to not propose, resolve, agree or permit any Subsidiary or representative of such Stockholder to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or further the consummation of any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require Parent or Merger Sub to abandon, terminate or fail to consummate the Merger; or (iii) except as and to the extent Parent may be permitted so to do pursuant to the terms of the Merger Agreement, including, without limitation, Section 7.5 thereof, enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to Parent’s business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal.

Section 4.  Voting Agreement; Proxy.

4.1 Voting Agreement.  Each Stockholder hereby agrees, severally and not jointly, that, prior to the termination of this Agreement, at any meeting of the stockholders of Parent, however called, in any action by written consent of the stockholders of Parent, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Shares owned both beneficially and of record by such Stockholder, and any other Shares over which such Stockholder possesses the power to direct the vote:

(a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;

(b) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

4.2 Grant of Proxy.

(a) Until the termination of this Agreement, each Stockholder, acting severally and not jointly, hereby irrevocably (to the extent permitted by Section 607.0722 of the FBCA) appoints the Company and each of its designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares or execute one or more written consents or approvals in respect of such Shares:

(1) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;

(2) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;

(3) against any Acquisition Proposal;

(4) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and

(5) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

(b) Each Stockholder hereby ratifies and confirms that the irrevocable proxy given by him, her or it pursuant to this Section 4.2 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of such Stockholder’s duties in accordance with this Agreement. Each Stockholder hereby further ratifies and confirms that the irrevocable proxy granted hereby by him, her or it is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until the termination of this Agreement.

4.3 Other Voting.  Each Stockholder shall have the right to vote on all issues other than those specified in Section 4.1 that may come before a meeting of the stockholders of Parent in his, her or its sole discretion, provided that such vote does not contravene the provisions of Section 4.1.

Section 5.  Representations and Warranties of the Company.  The Company hereby represents and warrants to the Stockholders as follows:

5.1 Organization.  The Company is duly organized, validly existing and in good standing under the laws of the state of Delaware.

5.2 Authority Relative to this Agreement.  The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming its due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3 No Conflict.  The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Company; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Company or any other agreement to which the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.

Section 6.  Further Assurances.  Until the termination of this Agreement, each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectuating the matters covered by this Agreement.

Section 7.  Certain Events.  Each Stockholder agrees that, until the termination of this Agreement, this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding (subject to the rights of the holders or beneficiaries of any Existing Liens to which such Shares are subject) on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Parent Common Stock or other voting securities of Parent, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Parent Common Stock or other securities of Parent issued to or acquired by a Stockholder (subject to the rights of the holders or beneficiaries of any Existing Liens to which such additional shares are subject).

Section 8.  No Termination or Closure of Trusts.  Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination, closure, or liquidation of such trust to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees of any such trust shall not take any action to terminate, close or liquidate such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

Section 9.  Fiduciary Duties.  Notwithstanding anything to the contrary in this Agreement, in the event a Stockholder is an officer or director of Parent, nothing in this Agreement is intended, or shall be construed, to require the Stockholder, in the Stockholder’s capacity as an officer or director of Parent, to act otherwise than in accordance with the Stockholder’s fiduciary duties to Parent and its stockholders in such capacity.

Section 10.  Termination.  This Agreement shall automatically terminate, and be of no further force or effect, on the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms, provided that the provisions of Section 11 hereof shall survive any such termination. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder or as set forth in Section 11 hereof, none of the parties shall have any further obligation or liability hereunder.

Section 11.  Miscellaneous.

11.1 Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.2 Specific Performance.  The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching parties will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the non-breaching parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

11.3 Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

11.4 Assignment.  Without the prior written consent of each Stockholder, the Company may not, and without the prior written consent of the Company, a Stockholder may not, assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party shall be null and void.

11.5 Parties in Interest.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.6 Amendment.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.7 Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

11.8 Notices.  Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or upon mechanical confirmation of receipt, if by facsimile, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.8):

if to the Company:

eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202
Facsimile: (303) 226-6236

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Attention:	Steven J. Gartner, Esq.
William H. Gump, Esq.
Facsimile: (212) 728-8111

if to the Stockholders, at their respective addresses set forth on Schedule A hereto (or at such other address for such party as shall be specified by like notice).

11.9 Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under the principles of conflicts of laws of that or any other jurisdiction.

11.10 Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.11 Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Voting Agreement to be duly executed and delivered as of the date first written above.

ETOYS DIRECT, INC.

By:	/s/ Michael J. Wagner
Name: Michael J. Wagner

Title:	Chief Executive Officer

STOCKHOLDERS:

Wyndcrest BabyUniverse Holdings, LLC

By:	/s/ John C. Textor
Name: John C. Textor

Title:	President of the Manager

Wyndcrest BabyUniverse Holdings II, LLC

By:	/s/ John C. Textor
Name: John C. Textor

Title:	President of the Manager

Wyndcrest BabyUniverse Holdings III, LLC

By:	/s/ John C. Textor
Name: John C. Textor

Title:	President of the Manager

By:	/s/ John C. Textor
John C. Textor

By:	/s/ Jonathan Teaford
Jonathan Teaford

By:	/s/ Stuart Goffman
Stuart Goffman

SCHEDULE A

				Total Number of
				Votes Represented
				by Shares of Parent
				Common Stock of
	Number of Shares of			Which Stockholder
	Parent Common Stock		Other Securities of	is Both the Record
	of Which		Which Stockholder	and Beneficial
	Stockholder is Both		is Both the Record	Owner to be Covered
	the Record and		and Beneficial	Under This
Name and Address of Stockholder	Beneficial Owner		Owner	Agreement

John C. Textor	253,601			253,601
Wyndcrest BabyUniverse Holdings, LLC	28,460	(1)		28,460
Wyndcrest BabyUniverse Holdings II, LLC	579,458	(2)		579,458
Wyndcrest BabyUniverse Holdings III, LLC	1,209,006	(3)		1,209,006
Jonathan Teaford	78,028			78,028
Stuart Goffman	367,933	(4)		5,000

Total:				2,153,553

(1)	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings, LLC.

(2)	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings II, LLC.

(3)	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings III, LLC.

(4)	362,933 of the shares of Parent Common Stock owned by Mr. Goffman are not covered by this Agreement. Mr. Goffman may vote such 362,933 shares at his discretion, and may sell such shares subject to the terms of the Insider Trading Policy of BabyUniverse, Inc. and all applicable securities laws, rules and regulations.

Annex C

[LETTERHEAD OF BANC OF AMERICA SECURITIES LLC]

March 13, 2007
Board of Directors
BabyUniverse, Inc.
150 South US Highway One, Suite 500
Jupiter, Florida 33477

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to BabyUniverse, Inc. (“BabyUniverse”) of the Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger, dated as of March 13, 2007 (the “Agreement”), among BabyUniverse, Baby Acquisition Sub, Inc., a wholly owned subsidiary of BabyUniverse (“Merger Sub”), and eToys Direct, Inc. (“eToys”). As more fully described in the Agreement, Merger Sub will be merged with and into eToys (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of eToys (“eToys Common Stock”) will be converted into the right to receive that number of shares of the common stock, par value $0.001 per share, of BabyUniverse (“BabyUniverse Common Stock”) that will result in the shareholders of BabyUniverse and the shareholders of eToys owning 33 1/3% and 66 2/3%, respectively, of BabyUniverse Common Stock immediately upon consummation of the Merger (the number of shares of BabyUniverse Common Stock issuable in the Merger resulting in such pro forma equity ownership percentages, the “Exchange Ratio”). The Agreement also provides that, prior to and as a condition to the consummation of the Merger, eToys will exchange substantially all of its outstanding indebtedness for borrowed money, and will convert all outstanding shares of preferred stock of eToys, into shares of eToys Common Stock (the “eToys Exchange”) and BabyUniverse will repay all of its outstanding indebtedness for borrowed money (the “BabyUniverse Debt Repayment”) from the net proceeds of a private placement of shares of BabyUniverse Common Stock (a “Private Placement”) to be effected by BabyUniverse prior to the closing of the Merger (the eToys Exchange, BabyUniverse Debt Repayment and Private Placement, collectively, the “Related Transactions”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with rendering our opinion, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of BabyUniverse;

(ii) reviewed certain internal financial statements and other financial and operating data concerning eToys and BabyUniverse, respectively;

(iii) reviewed certain financial forecasts relating to eToys prepared by the management of eToys (the “eToys Forecasts”);

(iv) reviewed certain financial forecasts relating to BabyUniverse prepared by the management of BabyUniverse (the “BabyUniverse Forecasts”);

(v) reviewed and discussed with senior executives of BabyUniverse and eToys information relating to certain cost savings, operating synergies and other strategic benefits (collectively, the “Synergies”) expected by the managements of BabyUniverse and eToys to result from the Merger;

(vi) discussed the past and current operations, financial condition and prospects of each of eToys and BabyUniverse with senior executives of eToys and BabyUniverse, respectively, including the assessments of the management of BabyUniverse as to the liquidity needs of, and financing alternatives and other capital resources available to, BabyUniverse, and also discussed with the management of BabyUniverse the proposed terms of the Private Placement contemplated by the management of BabyUniverse;

(vii) reviewed the reported prices and trading activity for BabyUniverse Common Stock;

Board of Directors
BabyUniverse, Inc.
March 13, 2007

(viii) compared the financial performance of eToys and BabyUniverse, respectively, and the prices and trading activity of BabyUniverse Common Stock, with that of certain publicly traded companies we deemed relevant;

(ix) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(x) participated in discussions and negotiations among representatives of BabyUniverse, eToys and their respective advisors;

(xi) reviewed the Agreement;

(xii) considered the fact that BabyUniverse had publicly announced that it would explore strategic alternatives and the results of our efforts to solicit, at the direction of BabyUniverse, indications of interest and proposals from third parties with respect to a possible business combination with BabyUniverse; and

(xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us. With respect to the eToys Forecasts, we have assumed, upon the advice of eToys and at the direction of BabyUniverse, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of eToys as to the future financial performance of eToys. With respect to the BabyUniverse Forecasts, we have assumed, at the direction of BabyUniverse, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of BabyUniverse as to the future financial performance of BabyUniverse. With respect to the Synergies, we have assumed, at the direction of BabyUniverse, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of BabyUniverse and eToys and that such Synergies will be realized in the amounts and at the times projected. We have not made any independent valuation or appraisal of the assets or liabilities of eToys or BabyUniverse, nor have we been furnished with any such valuations or appraisals. We have assumed, at the direction of BabyUniverse, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger and Related Transactions (including, without limitation, the Private Placement) will be consummated in accordance with the terms thereof as provided in or contemplated by the Agreement or as described to us by the management of BabyUniverse, with full satisfaction of all covenants and conditions set forth in the Agreement and without any waivers thereof. We also have assumed, with the consent of BabyUniverse, that all regulatory, governmental and third party consents, approvals and agreements necessary for the consummation of the Merger and Related Transactions will be obtained without any adverse effect on BabyUniverse, eToys or the Merger.

We express no view or opinion as to any terms or aspects of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, any terms or aspects of the Private Placement or other Related Transactions or the form or structure of the Merger. In addition, no opinion is expressed as to the relative merits of the Merger or Related Transactions in comparison to other alternatives available to BabyUniverse or in which BabyUniverse might engage or as to whether any transaction might be more favorable to BabyUniverse as an alternative to the Merger or Related Transactions, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of BabyUniverse to proceed with or effect the Merger and Related Transactions (including, without limitation, the business decision of the Board of Directors of BabyUniverse to undertake the BabyUniverse Debt Repayment or the manner in which the BabyUniverse Debt Repayment will be effected, whether through the Private Placement or otherwise). We are not expressing any opinion as to what the value of BabyUniverse Common Stock actually will be when issued or the prices at which BabyUniverse Common Stock may trade at any time.

Board of Directors
BabyUniverse, Inc.
March 13, 2007

We have acted as financial advisor to BabyUniverse in connection with the Merger, for which services we have received and will receive fees, a portion of which was payable upon our engagement, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our businesses, we and our affiliates may actively trade or hold the securities or loans of BabyUniverse and may actively trade or hold the loans of eToys for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of BabyUniverse in connection with and for purposes of its evaluation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to BabyUniverse.

Very truly yours,

/s/  Banc of America Securities LLC
BANC OF AMERICA SECURITIES LLC

Annex D

Delaware Appraisal Rights Statute

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph. § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsection (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsection (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsection (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

Part II

Information Not Required in Prospectus

Item 20.	Indemnification of Directors and Officers

The Registrant’s Amended and Restated Articles of Incorporation and Amended Bylaws provide for the indemnification of directors and officers. The general effect of these provisions is to indemnify to the fullest extent provided, authorized, allowed or not prohibited by the Florida Business Corporation Act, any director or officer of BabyUniverse against any liability arising from any action or suit in which he or she is involved by reason of the fact that he or she is or was a director or officer. Advances against expenses may be made under the Amended Bylaws and the indemnity coverage provided thereunder includes liabilities under the federal securities laws as well as in other contexts.

The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits

The exhibit index beginning on page II-5 is incorporated herein by reference as the list of exhibits required as part of this registration statement.

Financial Statement Schedules

Not applicable.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jupiter, State of Florida, on June 14, 2007.

BabyUniverse, Inc.

By:	/s/ John C. Textor
Name: John C. Textor

Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Textor and Jonathan Teaford, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of BabyUniverse, Inc. and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John C. Textor John C. Textor	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	June 14, 2007

/s/ Michael Hull Michael Hull	Chief Financial Officer (Principal Financial and Accounting Officer)	June 14, 2007

/s/ Stuart Goffman Stuart Goffman	Director	June 14, 2007

/s/ Jonathan Teaford Jonathan Teaford	Executive Vice President and Director	June 14, 2007

/s/ Curtis S. Gimson Curtis S. Gimson	Director	June 14, 2007

/s/ Bethel G. Gottlieb Bethel G. Gottlieb	Director	June 14, 2007

/s/ John Nichols John Nichols	Director	June 14, 2007

/s/ Carl Stork Carl Stork	Director	June 14, 2007

EXHIBIT INDEX

Exhibit
Number		Description of Document

2.1		Agreement and Plan of Merger among BabyUniverse, Inc., Baby Acquisition Sub, Inc. and eToys Direct, Inc. dated March 13, 2007 (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
2.2		Voting Agreement dated March 13, 2007 among eToys Direct, Inc. and Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC, Wyndcrest BabyUniverse Holdings III, LLC, John C. Textor, Jonathan Teaford and Stuart Goffman (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
3	.1*	Second Amended and Restated Articles of Incorporation.
3.2		Amended Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1/A (Registration No. 333-124395) filed by BabyUniverse, Inc. on April 28, 2005).
4.1		Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A (Registration No. 333-124395) filed by BabyUniverse, Inc. on July 13, 2005).
4.2		Amendment to Common Stock Purchase Warrant, dated as of May 11, 2006, between BabyUniverse, Inc. and GunnAllen Financial, Inc. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on May 15, 2006).
4.3		Senior Loan and Security Agreement, dated as of July 11, 2006, between BabyUniverse, Inc., and each of its subsidiaries, and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-32577) filed by BabyUniverse, Inc. on July 14, 2006).
4.4		Warrant Agreement, dated as of July 11, 2006, between BabyUniverse, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-32577) filed by BabyUniverse, Inc. on July 14, 2006.
5	.1*	Legal opinion of Sullivan & Triggs, LLP.
8	.1*	Legal opinion of Bryan Cave LLP regarding certain U.S. federal tax aspects of the merger.
8	.2*	Legal opinion of Willkie Farr & Gallagher LLP regarding certain U.S. federal tax aspects of the merger.
10.1		BabyUniverse, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (Registration No. 333-124395) filed by BabyUniverse, Inc. on April 28, 2005).
10.2		Employment Agreement dated April 1, 2005 between BabyUniverse, Inc. and John C. Textor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (Registration No. 333-124395) filed by BabyUniverse, Inc. on April 28, 2005).
10.3		Employment Agreement dated January 1, 2005 between BabyUniverse, Inc. and Stuart Goffman (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (Registration No. 333-124395) filed by BabyUniverse, Inc. on April 28, 2005).
10.4		Employment Agreement dated January 1, 2005 between BabyUniverse, Inc. and Jonathan Teaford (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (Registration No. 333-124395) filed by BabyUniverse, Inc. on April 28, 2005).
10.5		Employment Agreement dated July 11, 2005 between BabyUniverse, Inc. and Georgianne Brown (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A (Registration No. 333-124395) filed by BabyUniverse, Inc. on July 28, 2005).
10.6		Employment Contract, dated as of November 28, 2006, between BabyUniverse, Inc., and Michael R. Hull (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-32577) filed by BabyUniverse, Inc. on December 4, 2006).
10.7		Employment Contract, dated as of January 13, 2006, between Poshbaby, Inc., and Karen Booth Adams (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on May 15, 2006).
10.8		Employment Contract, dated as of January 13, 2006, between Poshbaby, Inc., and Andrea Edmunds (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on May 15, 2006).

Exhibit
Number		Description of Document

10.9		Employment Contract, dated as of January 13, 2006, between Poshbaby, Inc., and Susan Lindeman (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on May 15, 2006).
10.10		Employment Contract, dated as of April 3, 2006, between BabyUniverse, Inc., and John Studdard (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on August 14, 2006).
10.11		Amendment No. 1, dated as of November 10, 2006, to the Employment Agreement, dated as of April 1, 2005, between John C. Textor and BabyUniverse, Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on November 14, 2006).
10.12		Amendment No. 1, dated as of November 10, 2006, to the Employment Agreement, dated as of April 1, 2005, between Jonathan Teaford and BabyUniverse, Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on November 14, 2006).
10.13		Amendment No. 1, dated as of November 10, 2006, to the Employment Agreement, dated as of July 11, 2005, between Georgianne Brown and BabyUniverse, Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-32577) filed by BabyUniverse, Inc. on November 14, 2006).
10.14		Loan Agreement, dated as of December 29, 2006, between BabyUniverse, Inc. and Lydian Private Bank (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-32577) filed by BabyUniverse, Inc. on January 5, 2007).
10.15		Promissory Note, dated as of December 29, 2006, issued by BabyUniverse, Inc. to Lydian Private Bank (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-32577) filed by BabyUniverse, Inc. on January 5, 2007).
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K (File No. 001-32577) filed by BabyUniverse, Inc. on April 2, 2007).
23.1		Consent of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm.
23.2		Consent of Lieberman & Associates, P.A., Independent Registered Public Accounting Firm.
23.3		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.4*	Consent of Sullivan & Triggs, LLP (included in Exhibit 5.1 hereto).
23	.5*	Consent of Bryan Cave LLP (included in Exhibit 8.1 hereto).
23	.6*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.2 hereto).
24.1		Power of Attorney (included on the signature page of this registration statement).
99	.1*	Form of Proxy Card for BabyUniverse, Inc.
99.2		Consent of Banc of America Securities LLC.

*	To be filed by amendment.